Use these links to rapidly review the document

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP INDEX TO THE FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 13, 2013

Registration No. 333-189357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP, S.A.
(Exact name of registrant as specified in its charter)

Grand Duchy of Luxembourg (State or other jurisdiction of incorporation or organization)	3714 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

73, Côte d'Eich
L-1450 Luxembourg
Grand Duchy of Luxembourg
+352-267-5040
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Janis N. Acosta
Executive Vice President, General Counsel and Corporate Secretary
28333 Telegraph Road
Southfield, Michigan 48034
(248) 455-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Randi L. Strudler Jones Day 222 East 41st Street New York, New York 10017 Tel: (212) 326-3939 Fax: (212) 755-7306	Michael Benjamin Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Tel: (212) 848-4000 Fax: (212) 848-7179

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

                 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

                 If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                 If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

                 The registrants hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated September 13, 2013

PROSPECTUS

Shares

International Automotive Components Group, S.A.

Common Stock

              This is International Automotive Components Group, S.A.'s initial public offering. We are selling            shares of our common stock.

              We expect the public offering price to be between $        and $        per share. Currently, no public market exists for the shares of our common stock. We have filed an application to list our common stock on the New York Stock Exchange under the symbol "IACG."

              Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 17 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

              The underwriters may also purchase up to an additional                        shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

              Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares of our common stock will be ready for delivery on or about                        , 2013.

BofA Merrill Lynch	Deutsche Bank Securities	J.P. Morgan

The date of this prospectus is                        , 2013.

              We have not, and the underwriters and their affiliates have not, authorized anyone to provide you with any information or to make any representation not contained in this prospectus. We do not, and the underwriters and their affiliates do not, take any responsibility for, and can provide no assurances as to, the reliability of any information that others may provide you. We are not, and the underwriters and their affiliates are not, making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, operating results and prospects may have changed since that date.

i

 MARKET AND INDUSTRY DATA

              Market and industry data used throughout this prospectus, including information relating to our relative position in the automotive interiors supply industry, is based on the good faith estimates of our management, which in turn are based upon our management's review of internal surveys, surveys commissioned by us, independent industry surveys and publications and other publicly available information prepared by third parties, including publicly available information prepared by IHS Automotive, a global forecasting service for automotive production, and J.D. Power and Associates, a global marketing information firm. Our internal data and forecasts have not been verified by any independent source and we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions upon which those sources relied. Estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets.

TRADEMARKS AND TRADE NAMES

              This prospectus contains trademarks, trade names and service marks of other companies and such trademarks, trade names and service marks are the property of their respective owners. Use or display by us of the trademarks, trade names or service marks of other companies is not intended to and does not imply a relationship or endorsement or sponsorship by us of the owner.

ENFORCEABILITY OF CIVIL LIABILITIES

              We are a corporation organized under the laws of the Grand Duchy of Luxembourg, or Luxembourg. A substantial portion of our assets are located outside the United States, or the U.S., and certain of our directors reside outside the U.S. As a result, investors may not be able to effect service of process within the U.S. upon us or our directors or officers or to enforce against us or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States. It may also be difficult for an investor to bring an original action in a Luxembourg or other foreign court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

              In particular, there is doubt as to the enforceability of original actions in Luxembourg courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities laws will be subject to compliance with procedural and other requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy.

ii

PROSPECTUS SUMMARY

              The following summarizes information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including the financial statements and the related notes thereto, contained elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." As used in this prospectus, the terms "IAC," "Company," "we," "our," "us" and similar terms refer to International Automotive Components Group, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

Our Company

              We are a leading global supplier of automotive interior components and systems serving all major multinational automotive original equipment manufacturers, or OEMs. We offer OEM customers around the world a broad portfolio of components and systems through our core product categories, including instrument panels, consoles & cockpits; door & trim systems; flooring & acoustic systems; headliner & overhead systems; and other interior & exterior components. We believe we are the third largest automotive interior components supplier globally by market share and, among our primary competitors in the global marketplace, the only global supplier principally focusing on a wide range of interior products.

              We have a geographically diversified footprint with 80 manufacturing facilities operating across 19 countries. We believe that we have an efficient and low-cost global footprint. We currently operate in three geographic regions: North America, Europe and Asia. Since our formation, we have successfully integrated 16 acquisitions throughout North America, Europe and Asia. These acquisitions expanded our product capabilities, strengthened and broadened our relationships with OEMs, helped reinforce our product focus, leveraged our program management process and expanded our low-cost global manufacturing footprint. Additionally, we have made investments in emerging economies, building multiple new facilities from the ground up, or greenfield investments, in countries such as China, India and Romania. As OEMs continue to increase their use of common structural and engineering designs for their products across multiple geographic markets, or global vehicle platforms, we believe we are well-positioned to benefit from the associated global supplier sourcing trend given the breadth of our operations.

              We are an engineering-driven organization that takes a solution-based approach to meeting our customers' needs for automotive components and systems. We utilize our 22 design, technical and commercial centers across North America, Europe and Asia, along with the expertise of approximately 1,900 engineers, to collaborate with OEM customers at the beginning of the vehicle platform development stage to integrate customized designs that balance their concept requirements and cost considerations. As part of this process, we are able to develop components, systems and solutions designed to improve comfort and convenience, increase fuel efficiency, enhance safety, promote personalization, improve acoustics and expand the use of environmentally conscious materials, allowing our customers to produce better products for consumers. We believe OEM customers recognize the benefits and synergies of our full suite of components and systems that we design, engineer and manufacture, providing us with a competitive advantage over single-product interior suppliers.

              We are a direct supplier to a diverse global customer base that includes established OEM customers as well as smaller, fast-growing OEM customers in emerging markets. We typically are the single-source provider to our OEM customers and usually supply interior components and systems for the life of the vehicle platforms that we serve. We have long-term, well-established relationships with most of our OEM customers that strengthen our position as the incumbent interior components and systems supplier, help us maintain our supplier role throughout the life of our contracts and increase the likelihood for us to win new and replacement contracts as next vehicle generation sourcing is completed. We manufacture products for approximately 350 platforms globally with approximately 140 in North America, 130 in Europe and 80 in Asia. In 2012, our products were used in 19 of the top 20 passenger vehicles and trucks, or light vehicles (vehicles which have a maximum gross vehicle weight rating of less than 8,500 pounds), manufactured in North America, 16 of the top 20 light vehicles manufactured in Europe and three of the top 20 light vehicles manufactured in Asia. Our new business awards have increased in recent years, including awards from 20 different OEM customers across a broad range of platforms and geographies during the year ended December 31, 2012.

              Affiliates of WL Ross & Co. LLC, or, collectively, WLR, formed our company in 2006 with the intent to lead consolidation in the fragmented automotive interior components sector. Together with WLR, our management team has executed a consolidation strategy to create a unified global supplier capable of providing a broad portfolio of interior components and systems.

              For the year ended December 31, 2012, we generated sales of $4.7 billion, net loss of $38 million and Adjusted EBITDA of $211 million. For the six months ended June 29, 2013, we generated sales of $2.6 billion, net loss of $16 million and Adjusted EBITDA of $100 million. See "—Summary Historical Financial Data." We define, reconcile and explain the importance of Adjusted EBITDA, a non-GAAP financial measure, in "—Summary Historical Financial Data."

Our OEM Customers, Product Categories and End Markets

              We have a defined focus on interior components and systems, offering a broad interior component portfolio to a diverse global customer base.

2012 Sales by Geography	2012 Sales by Product

2012 Sales by OEM

              The following sets forth 2012 sales (dollars in millions) and the percentage of 2012 sales for each of our product categories:

Instrument Panels, Consoles & Cockpits	Door & Trim Systems	Flooring & Acoustic Systems	Headliner & Overhead Systems	Other Interior & Exterior Components
$1,675	$1,133	$973	$495	$436
36%	24%	21%	10%	9%

              The following is a list of products for each of our product categories:

Instrument Panels, Consoles & Cockpits	Door & Trim Systems	Flooring & Acoustic Systems	Headliner & Overhead Systems	Other Interior & Exterior Components
• Instrument panels • Center consoles • Cockpits • Air distribution ducts • Air registers • Cupholders • Decorative appliqués • Glove box assemblies • Hard panels • Soft panels	• Door panels • Armrests • Decorative appliqués • Garnish trim • Hard panels • Map pockets • Safety components • Soft panels • Speaker grilles • Switch bezels	• Floor carpet • Acoustic insulators • Engine insulators • Expandable sealing • Floor mats • Heat shields • Package trays • Trunk trim • Utility flooring • Wheel arch liners	• Headliner substrates • Overhead systems • Air distribution ducts • Assist handles • Coat hooks • Garnish trim • Interior lighting • Overhead consoles • Safety components • Visors	Interior: • Cargo management • Load floors • Seat panels Exterior: • Bumper fascias • Rocker molding • Recreational vehicle trim • Reservoir systems • Rocker panels

              The following is a list of representative customers for each of our product categories:

Instrument Panels, Consoles & Cockpits	Door & Trim Systems	Flooring & Acoustic Systems	Headliner & Overhead Systems	Other Interior & Exterior Components
• Changan Suzuki • Chrysler/FIAT • Daihatsu • Dongfeng Honda • Ford • General Motors • Honda • Hyundai • Jaguar Land Rover • Mahindra Reva • Nissan • Suzuki • UD Truck • Volvo • VW Group	• BMW • Changan-Ford • Chery JLR • Denza • Ford • GAC Mitsubishi • Mahindra & Mahindra • MAN • Mercedes Benz • Nissan • SAIC • Shanghai GM • Toyota • VW Group • Volvo • Subaru	• BAIC • BMW • Chrysler/FIAT • Daimler Truck • Ferrari • Ford • Honda • Jaguar Land Rover • Mercedes Benz • Navistar • Nissan • Renault Truck • Rolls-Royce • Shanghai GM • Subaru	• BMW • Chrysler/FIAT • Honda • Fujian Daimler • General Motors • International Cars & Motors • Jaguar Land Rover • Maruti Suzuki • Mercedes Benz • Qoros • Tan Chong • Toyota • Volvo Eicher • VW Group	• BBAC • Brilliance BMW • DAF • General Motors • Hino Truck • Hyundai • Mahindra Truck • MAN • Mazda • Mitsubishi Fuso • Polaris • Renault • Scania • Toyota • Volvo • Volvo Truck

Our Industry

              Demand in the automotive supplier industry is generally a function of the number of new vehicles produced. After experiencing significant downturns globally in 2008 and 2009 due to the global economic slowdown, vehicle sales and production are generally in a period of recovery and growth. The timing, duration and magnitude of these two trends, however, have been, and are forecasted to vary by region. Large-scale events such as the sovereign debt crises in Europe, natural disaster in Japan and improving consumer sentiment in North America have impacted local markets.

              Since suffering the most dramatic adverse effects of the downturn in 2008 and 2009, the North American market has led the recovery, with light vehicle production growing at a compound annual growth rate, or CAGR, of 21.6% from 2009 to 2012. Production of light vehicles in 2012 eclipsed pre-crisis levels as consumer demand continued to push sales of new vehicles higher while domestic OEMs' operational performance continued to improve. The recovery in the housing market, decline in unemployment and increased consumer confidence along with the above average age of light vehicles on the road, enhanced fuel economy and technology offered on new vehicles have created a backdrop for continued strength in the North American automotive market. IHS Automotive expects the growth trend to continue, forecasting a 2.9% CAGR over the next five years.

              Europe, although not experiencing as large of a decline as North America during the global slowdown, has not yet recovered as quickly as North America, with economic and automotive performance varying largely intra-region, with countries such as Germany and those of the United Kingdom strongly outperforming Spain, France and Italy. Factors such as the sovereign debt crises of multiple countries and the associated austerity programs have constrained the broader region's overall recent economic performance. Throughout Europe, however, reduced light vehicle inventory levels, increasing average vehicle age and the elimination of capacity are expected to drive growth and increase profitability within the automotive supplier industry. With light vehicle production in 2012 still well below pre-crisis levels, there is significant room for growth. IHS Automotive expects production growth to return to Europe in 2014 with the recovery expected to continue thereafter.

              Asia-Pacific (ex-Japan and Korea) has continued to experience growth, with light vehicle production increasing at a CAGR of 14.5% between 2009 and 2012, and China and India increasing at CAGRs of 12.4% and 15.4%, respectively, during that time, according to IHS Automotive. Over the next five years, IHS Automotive expects Asia-Pacific (ex-Japan and Korea) regional production to increase 48.1%, or a CAGR of 8.2%. Factors such as increased population, modernization, urban migration, infrastructure improvement and overall wealth creation across this region have continued to fuel demand and increase the need for light vehicles. These fast-growing regions offer opportunities to generate increased sales and gain market share, while lowering production costs. We intend to selectively expand our global footprint to take advantage of growing vehicle demand in the Asia-Pacific (ex-Japan and Korea) region. Japan, a country with one of the highest light vehicle production volumes, has recently implemented new stimulus policies to address economic conditions which otherwise reflect further production unit declines, with 2017 levels 18.8% below 2012 levels, according to IHS Automotive.

              As of July 2013, IHS Automotive projects new light vehicle production will approximate 100 million units in 2017, an increase of 22.1%, or a CAGR of 4.1%, from 2012 global automotive light vehicle production volumes, reflecting a recovery in both the North American and European markets with a CAGR of 2.9% and 2.6%, respectively, as well as continued growth in the Asia-Pacific (ex-Japan and Korea) market with a CAGR of of 8.2%. We believe we are well-positioned to benefit from this anticipated industry growth in each region, but we are not insulated from short-term fluctuations in the global automotive industry.

 IHS Automotive Global Light Vehicle Production Forecast (millions of units)

              Increasing global light vehicle production will contribute to the growth of the automotive interiors market, which we estimate generated sales of $39 billion in 2012. We believe the following additional trends in the global automotive interiors supply industry will help further drive our growth over the coming years:

              Platform Standardization and Globalization.    Automotive OEMs are continuing to increase the number of vehicles built from a single platform in an effort to primarily reduce the total time and cost spent on research and development for new platforms. Vehicle platform-sharing allows OEMs to build a greater variety of vehicles from one basic set of engineered components at a lower cost, because development expenses are spread over a greater number of units produced. Platform-sharing also increases flexibility among manufacturing plants, creating the possibility of smoothly transferring production from one facility to another given the standardization of design. By implementing this strategy globally, OEMs are able to realize significant economies of scale. Despite the standardization of the underlying platform, OEMs maintain the ability to customize certain design elements to address regional-specific requirements.

              The trend toward platform globalization is expected to result in significant cost savings for OEMs as the number of platforms is reduced and production volumes per platform increase. To support this strategy, OEMs require suppliers to match the size, scale and geographic footprints of these platforms. Suppliers with a global footprint, a broad product offering and the requisite manufacturing expertise are well-positioned to benefit because they are not restricted by these high industry barriers to entry and are able to efficiently respond to customers' local needs. In addition, higher production volumes across fewer platforms are expected to result in cost savings for suppliers as they further standardize and optimize their operations.

              Consumer Expectations for Increasing Interiors Content per Vehicle.    According to the J.D. Power and Associates 2012 Initial Quality Study examining consumer purchasing preferences, interior comfort is the second most important purchasing factor influencing vehicle selection. In addition, according to the J.D. Power and Associates 2013 Avoider Study, which examined the reasons consumers do not consider, or avoid, particular models when shopping for a new vehicle, almost 20% of consumers do not consider vehicles with poorly executed interiors. The trend towards higher consumer expectations for interiors content is increasing demand for qualities such as improved fit, finish and craftsmanship in interiors across all vehicle types. We believe OEMs are dedicating a larger portion of total cost per vehicle to interior components as they "upscale" vehicle interiors across their entire portfolio of platforms, from compact to SUV to luxury. Suppliers with advanced design, materials science and manufacturing capabilities to deliver a broad suite of interior component products across a wide range of price points should benefit from this continued focus on interior comfort and craftsmanship by both consumers and OEMs.

              Environmental and Fuel Efficiency Initiatives.    Regulatory changes and consumer preferences have driven OEMs and suppliers to align their operations with environmental initiatives such as fuel efficiency, reduced emissions and overall environmentally friendly vehicles. We believe the combination of consumer demand for enhanced interior content, focus on fuel efficiency and alternative propulsion (for example, electric vehicles and hybrids) will drive OEMs to partner with suppliers that can provide a full complement of interior components and systems. The need for components that are lighter-weight, improve acoustical performance and are environmentally friendly will continue to provide an opportunity for differentiation as OEMs strive to reduce the lifecycle ecological footprint of their vehicles.

              Supplier Rationalization within Automotive Interiors.    In 2008 and 2009, the decline in vehicle production volumes dramatically affected the financial condition of many OEMs and, consequently, many automotive suppliers were forced to either seek bankruptcy protection or liquidate. As a result, significant industry consolidation occurred within the automotive interiors segment. We expect this consolidation to continue as OEMs increasingly look to partner with a small number of global suppliers that have a broad product portfolio, a global manufacturing footprint as well as integrated design, engineering and program management capabilities. As the market continues to recover, we anticipate further consolidation as well-capitalized suppliers continue to vertically integrate their operations and expand geographies and diversify their product offering.

Our Competitive Strengths

              Market Leading Interior Components Focused Automotive Supplier.    We believe we are the only global supplier with a primary focus on a wide range of interior products. We focus our resources on the design, engineering and manufacturing of a broad array of interior products and systems, which provides our customers with both content variety and price point flexibility. We believe our product focus, along with decades of industry knowledge and track record of high-quality execution, positions us as a preferred supplier with the OEMs as they continue to strive to meet increasing consumer interior expectations.

              Global Footprint with Diverse Mix of Customers and Vehicle Platforms.    Our global manufacturing footprint includes 80 manufacturing facilities worldwide, with 25 in the United States, 21 in Western Europe, 11 in China, seven in Mexico, six in Eastern Europe, three in Japan, three in India and one each in Canada, Malaysia, South Africa and Thailand. Approximately 95% of our sales are derived from light vehicles for which we manufacture products for a diverse mix of approximately 325 vehicle platforms globally, which include cars/crossovers and light-duty pickup trucks/SUVs. In addition, we manufacture products for commercial/heavy-duty trucks. Our diverse customer base includes all of the major multinational automotive OEMs, and we have successfully incorporated our products into the top-selling vehicles in the industry. Given this global footprint, and our diverse customer and platform mix, as well as our manufacturing expertise, we feel that we have fortified industry barriers to entry while also mitigating our dependence on any individual customer. At the same time, we believe we are well-positioned globally, with just over 50% of our revenues generated in North America since 2007, less than 4% of our total sales for the past three years in the economically distressed countries of France, Italy and Spain, and limited exposure to a shrinking vehicle manufacturing environment in Japan. Our footprint in other countries of Europe and Asia as well as North America will allow us to participate in the anticipated automotive recovery.

              Low-Cost, Vertically Integrated Manufacturer.    Our manufacturing facilities are strategically located to serve the needs of our global customers, minimize the costs associated with providing our products, or value stream costs, and maximize operational flexibility. We have developed the expertise to vertically integrate processes such as compounding resins, dying/finishing yarns, manufacturing complex component parts and fabricating tooling as well as to provide product validation services. We leverage these process capabilities to deliver value-added solutions across our global customer base, such as our recently introduced Smartfoil™ TPO (thermoplastic olefin), material that adorns interior lower door panels and provides improved scratch and mark resistance while reducing material cost and weight. We also utilize our expansive global footprint and common suppliers to negotiate pricing and purchase order terms and conditions globally. We believe that our commitment to managing the complete value chain enables us to maintain high levels of product quality while effectively reducing costs.

              Efficient Operations with Significant Operating Leverage.    We have optimized our global footprint by executing a number of sustainable cost improvement initiatives throughout our manufacturing operations that have lowered our structural cost base. Since our inception, we have selectively closed 16 facilities, eliminating approximately 3.6 million square feet (representing a 25% reduction in capacity), even as we have grown revenue through new business awards and acquisitions. Our management team has partnered with our labor force to establish a competitive hourly wage rate and benefit structure. Additionally, we have implemented comprehensive continuous improvement cost reduction programs and created a performance-based culture that empowers employees at all levels to optimize manufacturing processes and realize operating efficiencies.

              Leader in Product and Process Innovation.    We have made a commitment to pioneer and implement new technologies, as evidenced by our approximately 470 patents worldwide and approximately 100 patent applications pending. We operate 22 design, technical and commercial centers, with six located in North America, ten in Europe and six in Asia, which are each strategically positioned near our OEM customers' design "homerooms" and other development and manufacturing sites. Our full-service engineering expertise allows us to support our customers at the idea generation and design phase of a project and to provide mid-cycle vehicle enhancements. We believe the numerous customer and industry awards we have received reinforces our position as a world-class engineering and manufacturing company of automotive interior and resin-based products. We were one of only four companies from GM's approximately 18,500 global suppliers to receive the 2012 General Motors' Overdrive Award for Commitment and one of two suppliers to Honda of America to receive the 2012 Honda Corporate Citizen Award. Additionally, we have won GM's Supplier of the Year Award in four of the past five years. Other honors and awards received in 2012 include the Ford World Excellence Award and the Award of Excellence in Product Development from Mahindra & Mahindra Ltd.

              Experienced Management Team.    Our management team has substantial industry, operational and financial experience. The key members of our executive leadership team have an average of over 20 years of experience in the automotive supplier industry. During a challenging economic and industry environment, our management oversaw the expansion of our Company from 11 facilities in seven countries in 2006 to 80 facilities in 19 countries in 2013. Our management team executed an aggressive restructuring strategy to eliminate structural issues arising from legacy acquisitions and won product transfers from over 30 financially or operationally distressed suppliers. These efforts have resulted in strengthened relationships with both our long-standing and new customers. We believe we have a strong platform for growth based on the strength of our senior leadership team, and their past integration and restructuring accomplishments have positioned us as a low-cost, global supplier of automotive interior components.

Our Strategy

              Further Penetrate Major OEMs.    We are focused on continuing to expand product penetration, growing content per vehicle and winning business on new vehicle platforms. Utilizing our long-standing relationships with OEMs, we are pursuing additional opportunities to provide our broad catalog of products to these customers, including complementary products such as certain exterior components. In response to market trends, we also expect to participate in the upscaling of vehicle interiors with additional content and premium materials. Our manufacturing, engineering and design capabilities allow us to provide tailored products, new technology and solutions in line with consumer demands, and we believe we are well-positioned to supply these product enhancements to OEMs.

              Continue Expansion into Emerging Markets.    We intend to continue selectively expanding our global footprint to take advantage of growing vehicle demand in emerging markets. We believe these fast-growing regions offer opportunities to increase sales and market share, as well as realize incremental margin improvements as demand continues to grow in these regions. We have made it a priority to be a global supplier of choice within each region where we operate and have been successful in growing both organically and through acquisitions. We believe we are well-positioned in Asia, as our efforts to grow in the region have focused on China, India, Malaysia and Thailand. We have made greenfield facility investments in China, India and Romania to serve various OEM customers in these markets. Additionally, we currently operate four joint ventures in Asia, including in China, Malaysia and Thailand. We will continue to evaluate alliances, new facilities and other strategic opportunities to increase our presence in these and other important markets. Entering new markets with OEM customers allows us to supply existing vehicle platforms, as well as position ourselves to be integrated into new platforms.

              Exercise Continuous Improvement to Realize Increased Margins.    We have reengineered our organization to focus our culture on continuous efficiency improvements in all phases of the business. Although IAC has come together through a consolidation of numerous acquisitions, we have instituted a "One IAC" operating model to standardize best practices across our global organization. We believe that our consistent focus on sustainable cost reduction, coupled with our return on capital targets, will streamline productivity enhancements, and appropriate tooling and capital expenditure spending. We expect our low-cost manufacturing, together with our disciplined approach to quoting and capital deployment, to enable improved margins while providing an attractive combination of high-quality products and competitive pricing for our customers.

              Pursue Selective Strategic Acquisitions.    The automotive interior component supply industry continues to be fragmented. Through our selective acquisition strategy, we intend to continue to participate in the consolidation of the automotive supplier segment. This will enable us to expand our share in existing markets, increase penetration into emerging markets, gain access to new technologies and further leverage our global operating infrastructure and established customer relationships. We believe our history of successfully identifying, acquiring, integrating and restructuring underperforming assets to realize enhanced performance will enable us to continue our successful acquisition strategy. Additionally, we believe that these acquisitions will further enhance our exposure to the geographies, product segments and vehicle platforms poised to realize significant growth as the end market recovers.

Our Corporate Structure

              Initially formed on January 20, 2006, we are a Luxembourg public limited liability company (société anonyme) that operates under the Commercial Companies Law of August 10, 1915, as amended. In March 2011, we were converted from a Luxembourg private limited liability company (société à responsabilité limitée). We were formed by WLR and investment funds managed by Franklin Mutual Advisers, LLC, or FMA. In connection with certain of our acquisitions, Lear Corporation, or Lear, certain affiliates of Lear and certain creditors of our acquired businesses obtained ownership interests in us. In March 2013, Lear's ownership interests were acquired by WLR and FMA. See "Our Corporate Structure and History."

              We currently operate through three geographic segments: North America, Europe and Asia. Our North America segment operates 33 manufacturing facilities located in Canada, Mexico and the

United States. Our Europe segment operates 27 manufacturing facilities located in Belgium, the Czech Republic, Germany, the Netherlands, Poland, Romania, Slovakia, Spain, Sweden and the United Kingdom. Our Asia segment operates 20 manufacturing facilities located in China, India, Japan, Malaysia, South Africa and Thailand.

              Together with WLR, our management team has executed a consolidation strategy to create a unified global supplier capable of providing a broad portfolio of interior components and systems. Since our formation, we have completed 16 acquisitions throughout North America, Europe and Asia. These acquisitions have expanded our interior product capabilities, strengthened and broadened our relationships with OEM customers, helped reinforce our product focus and complemented our low-cost global manufacturing footprint. Our model to integrate and improve the operation of these assets included eliminating inefficient capacity and reducing structural and legacy costs. We believe that these assets, now fully integrated into our global operations, enable us to offer a high-quality product at a more competitive cost and to achieve financial performance that had not been possible for these assets in the past. As a result, our OEM customers have awarded us with new business, including mid-cycle business transfers from less financially stable or operationally capable competitors. We believe we are well-positioned to benefit from the improved dynamics of the sector, in which fewer competitors adhere to improved pricing discipline, and to capitalize on incremental consolidation opportunities.

Summary Risk Factors

              Our business is subject to numerous risks described in the section entitled "Risk Factors" and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

  •
  Volatility in the global economy has, and may continue to have, a severe and negative impact on the demand for new vehicles and, in turn, our products;

  •
  The prices of raw materials and commodities we use could increase significantly, which could have a material adverse effect on our business and results of operations;

  •
  Impairment of the carrying value of our long-lived assets could negatively affect our results of operations;

  •
  A decline in the production levels, particularly with respect to vehicle programs for which we are a significant supplier, or financial distress of our major customers could materially and adversely affect our business;

  •
  Cyclicality and seasonality in the automobile industry could negatively impact our business;

  •
  We are dependent on large customers for current and future sales. The loss of any of these customers or a reduction in sales to these customers could have a material adverse impact on us;

  •
  We may not realize all of the sales expected from awarded business and we may not fully recover pre-production costs;

  •
  Our relationships with key third-party suppliers could be damaged or terminated;

  •
  The hourly workforce in the automotive industry is highly unionized and our business could be adversely affected by labor disruptions;

  •
  Product recalls by automobile manufacturers could negatively impact our production levels.

  •
  Product liability claims could cause us to incur losses and damage our reputation;

  •
  It may be difficult to obtain or enforce judgments against us in U.S. courts or courts outside of the United States;

  •
  Our indebtedness could adversely affect our financing alternatives and liquidity position;

  •
  The price of our common stock may be volatile, and you may not be able to sell your shares at or above the public offering price; and

  •
  There may be circumstances in which the interests of our major shareholders could be in conflict with your interests as a shareholder.

              In addition, our debt instruments contain covenants that restrict our current and future operations. Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants or alternative or additional sources of financing. For example, during 2012, we were unable to comply with the minimum fixed charge coverage ratio requirement when reported under our Hermosillo Note Payable and, therefore, we and our lender amended the Hermosillo Note Payable to permanently waive reporting for certain periods and revise the future fixed charge coverage and maximum leverage ratio requirements.

Our Principal Shareholders

              Following this offering, WLR will own        % of our common stock and FMA will own        % (in each case, assuming the underwriters do not exercise their option to purchase additional shares). Additionally, Wilbur L. Ross, Jr., the principal of WLR, is our Non-Executive Chairman of the Board.

Corporate Information

              Our principal executive and registered office is located at 73, Côte d'Eich, L-1450 Luxembourg, registered with the Luxembourg Trade and Companies Register under number B 113.661 and our telephone number is +352-267-5040. Our website address is www.iacgroup.com. The information on or linked to or from our website is not a part of this prospectus.

The Offering

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional shares of our common stock at the initial public offering price.
Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $                 million, based on an assumed initial public offering price of $                per share, which is the midpoint of the range indicated on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use these net proceeds for the following purposes:
• $ million to pay a fee related to our 7.45% note payable due in November 2017, or the Hermosillo Note Payable;
• $ million to repay all outstanding indebtedness under the Hermosillo Note Payable in order to retire the facility; and
• the remainder to pursue strategic acquisitions in complementary lines of business, restructuring the business in Europe and/or Asia and general corporate purposes, including working capital.
See "Use of Proceeds."
Proposed New York Stock Exchange symbol	"IACG"
Risks Related to Our Business and Strategy

We face certain risks, challenges and uncertainties that may materially affect our business, financial condition, results of operations and prospects. Before investing in our stock, you should consider the risks discussed in "Risk Factors" and elsewhere in this prospectus.

              The number of shares of our common stock outstanding after this offering is based on                        shares outstanding as of                        , 2013.

              The number of shares of our common stock to be outstanding immediately after this offering excludes:

  •
  shares of our common stock issuable upon exercise of employee stock options outstanding as of the date of this prospectus with a weighted average exercise price of $            per share as of                        , 2013;

  •
  shares of our common stock issuable upon vesting of restricted stock awards and restricted stock units outstanding as of the date of this prospectus; and

  •
  shares of our common stock expected to be available for future grants under equity incentive plans we intend to adopt prior to the effectiveness of the registration statement of which this prospectus is a part.

 Summary Historical Financial Data

              The following table sets forth summary historical financial data as of the dates and for the periods indicated. The summary financial data as of and for the years ended December 31, 2011 and 2012 and for the year ended December 31, 2010 were derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The summary financial data as of December 31, 2010 were derived from our audited consolidated financial statements and related notes thereto that are not included in this prospectus. The summary financial data for the six months ended June 30, 2012 and as of and for the six months ended June 29, 2013 were derived from our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus. In the opinion of our management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations as of such dates and for such periods. Results for the interim periods are not necessarily indicative of the results to be expected for the full year. Our structural reorganization was accounted for retroactively as a combination of entities under common control pursuant to which the financial statements of these entities are presented on a consolidated basis at historical cost in a manner similar to a pooling of interests. Our historical capital structure has been retroactively adjusted to reflect our post-reorganization capital structure for all periods presented.

              These historical results are not necessarily indicative of results to be expected from any future period. The summary historical financial data set forth below should be read in conjunction with "Our Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

				Six Months Ended
	Years Ended December 31,
				June 30, 2012	June 29, 2013
(In millions, except per share data)	2010	2011	2012
				(unaudited)
Statements of Operations Data:
Sales (by segment)
North America	$2,184	$2,347	$2,520	$1,264	$1,382
Europe	1,351	1,855	1,975	1,036	1,099
Asia	213	212	217	118	83

Total sales	3,748	4,414	4,712	2,418	2,564
Costs of goods sold	3,391	4,028	4,340	2,199	2,368

Gross profit	357	386	372	219	196
Selling, general and administrative expenses	255	292	280	146	155
Long-lived asset impairments	50	5	33	—	—
Goodwill impairments	—	—	90	—	—
Restructuring charges	24	10	14	2	7

Operating income (loss)	28	79	(45)	71	34
Other (income) expense:
Interest income	(1)	(1)	—	—	—
Interest expense	16	40	50	24	24
Interest expense, related party	5	4	—	—	—
Foreign currency loss	1	26	6	12	9
Gain on acquisition	(9)	—	—	—	—
Other expense (income), net	1	—	—	(1)	(3)

Income (loss) before income tax (benefit) provision and equity in net income of affiliates	15	10	(101)	36	4
Income tax (benefit) provision	(9)	22	(62)	(56)	21
Equity in net income of affiliates, net of tax	(2)	(6)	(1)	(1)	(1)

Net income (loss)	26	(6)	(38)	93	(16)
Less: net income (loss) attributable to noncontrolling interest	1	1	—	—	(1)

Net income (loss) attributable to IAC shareholders	$25	$(7)	$(38)	$93	$(15)

				Six Months Ended
	Years Ended December 31,
				June 30, 2012	June 29, 2013
(In millions, except per share data)	2010	2011	2012
				(unaudited)
Net Income (Loss) Per Share Data:
Net income (loss) per share attributable to IAC shareholders, basic and diluted	$0.04	$(0.01)	$(0.06)	$0.15	$(0.02)
Weighted average shares outstanding, basic and diluted of International Automotive Components Group North America, LLC	634.8	634.8	634.8	634.8	634.8
Pro Forma Net Income (Loss) Per Share Data(a):
Pro forma net income (loss) per share attributable to IAC shareholders, basic	$1.05	$(0.31)	$(1.84)	$4.49	$(0.72)
Pro forma net income (loss) per share attributable to IAC shareholders, diluted	$1.04	$(0.31)	$(1.84)	$4.47	$(0.72)
Pro forma weighted average shares outstanding, basic of International Automotive Components Group, S.A.	23.9	22.3	20.7	20.7	20.7
Pro forma weighted average shares outstanding, diluted of International Automotive Components Group, S.A.	24.0	22.3	20.7	20.8	20.7
Statement of Cash Flow Data:
Net cash from operating activities	$63	$69	$94	$44	$64
Net cash from investing activities	(76)	(194)	(132)	(58)	(77)
Net cash from financing activities	(34)	151	25	(15)	42

	As of December 31,
				As of June 29, 2013
(In millions)	2010	2011	2012
				(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$79	$104	$91	$118
Property, plant and equipment, net	625	683	707	700
Total assets	1,737	1,947	1,995	2,132
Long-term debt (including current portion)	172	555	589	607
Total debt	206	577	612	651
Total equity	533	372	344	329

				Six Months Ended
	Years Ended December 31,
				June 30, 2012	June 29, 2013
(In millions)	2010	2011	2012
				(unaudited)
Other Financial Data:
Adjusted EBITDA(b)	$208	$216	$211	$130	$100
Adjusted EBITDA margin(c)	5.5%	4.9%	4.5%	5.4%	3.9%
Depreciation and amortization expense	$125	$124	$131	$64	$61
Capital expenditures	$90	$172	$161	$69	$78

(a)
As of June 29, 2013, the capital structure of International Automotive Components Group, S.A. consisted of 20.8 million common shares issued and outstanding. Contemporaneously with the completion of this offering, the North American LLC will distribute the common stock it holds in International Automotive Components Group, S.A. to its existing shareholders and will be eliminated from our corporate structure. Pro forma net income (loss) per share is computed based on the capital structure of International Automotive Components Group, S.A.

Basic pro forma net income (loss) per share is computed by dividing net income (loss) attributable to IAC shareholders by the weighted average number of common shares of International Automotive Components Group, S.A. outstanding during the period. Diluted pro forma net income (loss) per share includes the weighted average dilutive effect of common stock equivalents outstanding during the period which would arise from restricted stock awards or the exercise of options, excluding those awards that would be anti-dilutive. For the six months ended June 30, 2012 and June 29, 2013 and the years ended December 31, 2010, 2011 and 2012, 0.3 million, 0.3 million, 0.4 million, 0.3 million and 0.3 million options were excluded from diluted pro forma net income (loss) per share because they are not vested and exercisable until a "reorganization event" occurs, which had not occurred at the end of any reporting period. For the six months ended June 30, 2012 and June 29, 2013, and the years ended December 31, 2010, 2011 and 2012, common share equivalents of 0.2 million, 0.3 million, 0.3 million, 0.2 million and 0.3 million, respectively, were excluded from diluted pro forma net income (loss) per share because their inclusion would be anti-dilutive.

(b)
Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest income and expense, taxes, depreciation and amortization and certain other adjustments, such as impairment charges, restructuring charges, foreign exchange gains and losses, acquisition and reorganization related items and other significant non-cash charges that we exclude because we believe they are not indicative of the ongoing performance of our core operations. Adjusted EBITDA is a key metric used by our management to evaluate business performance in comparison to budgets, forecasts, prior year financial results and other companies in the automotive industry, providing a measure that management believes reflects our core operating performance. We believe that Adjusted EBITDA supplements our U.S. GAAP results to provide a more complete understanding of the results of our business. We believe Adjusted EBITDA is useful to our investors and other parties for these same reasons.

Adjusted EBITDA is not a measure of operating performance computed in accordance with U.S. GAAP and should not be considered as a substitute for net income or other measures of profitability. Although Adjusted EBITDA and similar non-GAAP measures are used by investors and others in our industry, there are limitations to using these non-GAAP measures and they should not be considered in isolation or as a substitute to our U.S. GAAP results of operations. These limitations include (i) other companies in our industry may define Adjusted EBITDA differently than we do and, as a result, it may not be comparable to similar measures reported by other companies in our industry; and (ii) Adjusted EBITDA may exclude certain financial information that some may consider important in evaluating our financial performance. Adjusted EBITDA may not be indicative of historical operating results, and we do not intend for it to be predictive of future results of operations.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), which is the most directly comparable U.S. GAAP measure, for the periods presented.

				Six Months Ended
	Years Ended December 31,
				June 30, 2012	June 29, 2013
(In millions)	2010	2011	2012
				(unaudited)
Adjusted EBITDA	$208	$216	$211	$130	$100
Depreciation and amortization	(125)	(124)	(131)	(64)	(61)
Reduction of unfavorable customer contracts liability(1)	40	16	13	8	3
Acquisition and reorganization costs(2)	(19)	(8)	—	—	—
Impairment charges(3)	(50)	(5)	(123)	—	—
Restructuring	(24)	(10)	(14)	(2)	(7)
Interest expense, net	(20)	(43)	(50)	(24)	(24)
Foreign currency loss	(1)	(26)	(6)	(12)	(9)
Gain on acquisition(4)	9	—	—	—	—
Other (expense) income, net	(1)	—	—	1	3
Income tax benefit (provision)	9	(22)	62	56	(21)

Net income (loss)	$26	$(6)	$(38)	$93	$(16)

(1)
Represents contracts previously entered into by acquired entities to supply products to our customers at selling prices that are not sufficient to cover the direct cost to produce such products. The liability for unfavorable contracts, which was assumed and recorded as part of our purchase accounting, is relieved against cost of goods sold as units are delivered in proportion to total units expected to be delivered in accordance with the terms of the customer contracts.

(2)
Represents costs incurred in connection with successful and potential acquisitions, as well as costs related to our structural reorganization.

(3)
Represents asset impairment charges related to property, plant and equipment, goodwill and intangible assets. See Notes 7 and 8 of our audited consolidated financial statements included elsewhere in this prospectus.

(4)
Represents a gain related to the acquisitions of the North American operations of Stankiewicz GmbH in 2010, and the acquisition of certain assets of AMPRO Molding, LLC in 2010. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.
(c)
Represents Adjusted EBITDA divided by sales. We believe that Adjusted EBITDA margin is useful to investors in evaluating our performance because Adjusted EBITDA margin is a commonly used financial metric for measuring and comparing the operating performance of companies in our industry. In addition, we use Adjusted EBITDA margin because we believe it is helpful to us and to investors when comparing our performance over various reporting periods on a consistent basis, as Adjusted EBITDA excludes items that we do not believe reflect our core operating performance.

RISK FACTORS

              An investment in our common stock involves a number of risks. Before making a decision to purchase our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus. The risks described below are those that we believe are the material risks we face. If any of the following risks occur, our business, financial condition, prospects and results of operations could be materially adversely affected. As a result, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Relating to Our Business and Our Industry

Volatility in the global economy has, and may continue to have, a severe and negative impact on the demand for new vehicles and, in turn, our products.

              The demand for and pricing of our products are subject to economic conditions and other factors present in the geographic markets where our products are sold. The level of demand for our products depends primarily upon the level of consumer demand for new vehicles that are manufactured with our products. The level of new vehicle purchases is affected by factors such as general economic conditions, interest rates, consumer access to capital, consumer confidence, consumer preferences, consumer spending patterns, fuel prices and the automobile replacement cycle.

              The global economy has been experiencing a period of significant uncertainty, characterized by very weak or negative economic growth in mature markets, reduced spending by consumers and businesses, as well as significant economic instability recently in several countries in the European Union where we conduct business. Concerns persist regarding the debt burden of certain of the countries in the European Union that have adopted the euro currency, which we refer to as the euro zone, and their ability to meet future financial obligations, as well as concerns regarding the overall stability of the euro to function as a single currency among the diverse economic, social and political circumstances within the euro zone. If one of the euro zone countries were to default on its debt or withdraw from the euro currency, the impact on global markets, and on our business, could be significant, and that impact would intensify substantially if the euro currency was dissolved entirely. Such a development could also cause financial and capital markets across the globe to constrict, reducing liquidity and increasing borrowing costs, and could have a significant negative impact on consumer confidence and spending. In addition, these factors together with industry conditions and competition could lead our customers to attempt to reduce fixed costs, including through facility closures. Facility closures relating to vehicle models for which we are a significant supplier could reduce our sales and result in losses and impairments with respect to certain of our programs. Europe accounted for 42.9% and 41.9% of our consolidated sales for the six months ended June 29, 2013 and the year ended December 31, 2012, respectively. These conditions have resulted in delayed and reduced purchases of durable consumer goods, such as automobiles. Our OEM customers have adjusted, and will continue to adjust, their production of new vehicles in response to such conditions, which have had, and may continue to have, a severe and negative impact on our business, financial condition, results of operations and cash flows.

The prices of raw materials and commodities we use could increase significantly, which could have a material adverse effect on our business and results of operations.

              Our business is subject to volatility in pricing of raw materials used in our manufacturing processes, such as resins, nylon fibers and other petroleum-based products. The costs of these products are subject to inflationary and market pricing pressures, and as such, have fluctuated over the past several years. Raw materials and other commodities used in our operations are not normally available from a variety of competing suppliers, therefore leaving our business vulnerable to increasing costs.

              We may not always be able to effectively offset our increased raw material costs or pass on these costs to our customers. It can be difficult to pass increased costs for manufactured components and systems and raw materials through to our customers in the form of price increases, and even if passed through to some extent, the recovery is typically on a delayed basis and our operating income is impacted. These pricing pressures put significant operational and financial burdens on us and our suppliers. As our suppliers may not be able to handle the raw material cost increases, this may lead to delivery delays, additional costs, production issues or delivery of non-conforming products by our suppliers in the future. To the extent we are unable to offset raw material and commodity price increases and fluctuations by passing price increases to our customers, by engineering products with reduced commodity content or otherwise, such price fluctuations or delays, if material, could harm our business, financial condition, results of operations and cash flows.

Impairment of the carrying value of our long-lived assets could negatively affect our results of operations.

              Pursuant to U.S. GAAP, we monitor our long-lived assets for impairment indicators on an ongoing basis. As of June 29, 2013, we have $700 million and $29 million of property, plant and equipment and intangible assets outstanding, respectively. We recorded asset impairment charges of $123 million, $5 million and $50 million for the years ended December 31, 2012, 2011 and 2010, respectively. Additional future impairment may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations and losses of significant customer programs. If there are changes in these circumstances, or the other variables associated with the estimates, judgments and assumptions relating to the assessment of the correct valuation of these assets, we may determine that it is appropriate to write down a portion of the carrying value of our long-lived assets. In the event that we determine that such a write down is necessary, a non-cash impairment charge will be recorded, which adversely impacts our results of operations.

A decline in the production levels, particularly with respect to vehicle programs for which we are a significant supplier, or financial distress of our major customers could materially and adversely affect our business.

              Demand for our products is directly related to the vehicle production levels of our major customers. New vehicle sales and production can be affected by general economic or industry conditions, the level of consumer demand, labor relations issues, fuel prices, regulatory requirements, government initiatives, trade agreements, the availability and cost of credit, the availability to our customers and suppliers of critical components needed to complete the production of vehicles, restructuring actions of our customers and suppliers and other factors. Financial difficulties experienced by any major customer could have a material adverse impact on us if such customer were unable to pay for the products we provide or we experienced a loss of, or material reduction in, business from such customer. As a result of such difficulties, we could experience lost revenues, significant write-offs of accounts receivable, significant impairment charges or additional restructurings beyond the steps we have taken to date.

Cyclicality and seasonality in the automobile industry could negatively impact our business.

              The volume of new vehicle production in North America, Europe and the rest of the world fluctuates, sometimes significantly, from year-to-year, which, in turn, causes fluctuations in the demand for our products. Relatively modest declines in production levels by our customers can have a significant adverse impact on our results of operations because we have significant fixed production costs. The automotive industry is cyclical and sensitive to general economic conditions and other factors, including the global credit markets, interest rates, consumer credit and consumer spending and preferences. An economic downturn or other adverse industry conditions that result in a decline in vehicle production levels could reduce our sales and thereby adversely affect our financial condition, results of operations and cash flows.

              In addition, the automotive industry in which we operate is seasonal. Some of our largest OEM customers typically shut down vehicle production during certain months or weeks of the year. For example, our OEM customers in Europe typically shut down operations during portions of July and August and one week in December, while our OEM customers in North America typically close assembly plants for two weeks in July and one week in December. Shut down periods in Asia generally vary from country to country, but typically coincide with national festivals or holidays. However, broader economic trends, such as cyclical downturns in consumer demand for vehicles, have historically had a greater impact on sales than seasonal fluctuations. During these downturns the customers will generally reduce the number of production days to meet the lower demands and reduce excess vehicle inventory. Such seasonality and cyclicality may adversely affect our results of operations, cash flows and liquidity throughout our fiscal year.

We may have difficulty competing favorably in the highly competitive automotive interior components supplier industry.

              The automotive interior components supplier industry is highly competitive and fragmented. We face significant competition within each of our major product categories, including new competitors entering the markets we serve and automobile manufacturers seeking to manufacture interior components in-house. Furthermore, many OEM customers have announced plans to substantially reduce the number of vendors in their supply base. Our principal competitive factors include quality, service, price, delivery performance, engineering capability and innovation.

              Some of our competitors are related to our customers or are subsidiaries (or divisions or units) of companies that are larger and have greater financial and other resources than we do. In addition, our competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, have the ability to produce similar products at a lower cost than we can or adapt more quickly than we do to new technologies or evolving regulatory, industry or customer requirements. Furthermore, a number of our customers manufacture products that compete with our products, and our customers tend to outsource less when they have idle capacity. As consolidation continues in the automotive interior components sector, we are increasingly likely to compete against larger competitors who benefit from economies of scale and who may have greater financial and other resources or a more complete global footprint than we do.

              Additionally, customers have requested, and will continue to request, that we reduce our prices as part of our initial business quotations and over the life of contracts we have been awarded. We cannot ensure that we will be able to generate cost savings and operational improvements sufficient to offset price reductions requested by customers and to make us profitable and position us to win additional business.

We are dependent on large customers for current and future sales. The loss of any of these customers or a reduction in sales to these customers could have a material adverse impact on us.

              We depend on major automobile manufacturers for our sales. For example, in 2012, General Motors, Chrysler/Fiat, Jaguar Land Rover, Ford, Volvo and VW Group accounted for 17.4%, 17.3%, 15.1%, 12.0%, 8.4% and 6.3% of our sales, respectively. The loss of all or a substantial portion of our sales to any of our large-volume customers could materially and adversely affect our business by reducing cash flows and limiting our ability to spread fixed costs over a larger sales base. We may make fewer sales to these customers for a variety of reasons, including:

  •
  loss of awarded business;

  •
  reduced or delayed customer requirements;

  •
  manufacturers insourcing business traditionally outsourced to us;

  •
  strikes or other work stoppages affecting production by our customers;

  •
  disruption in the credit markets reducing the availability of financing for our customers' businesses; or

  •
  reduced demand for our customers' products, including as a result of the termination of governmental economic stimulus measures.

              Financial difficulties experienced by any of our large-volume customers or their inability to obtain financing for their business could have a material adverse impact on us if we experience a loss of, or material reduction in, business from the customer.

If we do not accurately estimate our costs associated with certain sales contracts, our results of operations may be materially and adversely affected.

              Sales contracts with our customers generally require us to provide our products at predetermined prices. In some cases, these prices decline over the course of the contract and prices generally decline over a vehicle platform's life cycle. Unanticipated cost increases may occur as a result of several factors, including increases in the costs of labor, components or raw materials, and the costs that we incur in fulfilling these contracts may vary substantially from our initial estimates. Under certain sales contracts, we may be permitted to pass through cost increases associated with specific materials to our customers. However, cost overruns that we cannot collect from our customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not realize all of the sales expected from awarded business and we may not fully recover pre-production costs.

              The sales to be generated from awarded business are inherently subject to a number of risks and uncertainties, including the number of vehicles produced, the timing of vehicle production and the mix of options our customers, and the ultimate consumers, may choose. In addition, these factors together with industry conditions and competition could lead our customers to attempt to reduce fixed costs, including through facility closures. Facility closures relating to vehicle models for which we are a significant supplier could reduce our sales and result in losses and impairments with respect to certain of our programs. Our typical sales contract permits our customers to unilaterally terminate our contracts with limited or no notice. Our ability to obtain compensation from our customers for such termination is generally limited to the direct out-of-pocket costs we have incurred for raw materials and work-in-process and, in certain instances, unamortized investment costs. If we do not realize all of the sales expected from awarded business, our profitability and cash flows would be adversely affected.

              Typically, it takes two to three years from the time an OEM customer awards a vehicle program until the program is launched and production begins. In many cases, we must commit substantial resources in preparation for production under awarded business well in advance of the customer's production start date. Our results of operations may be materially adversely impacted in the future if we are unable to recover these types of pre-production costs.

Vehicle models for which we produce interior components and systems may be discontinued, which could have a material adverse effect on our results of operations.

              Our typical sales contract provides for supplying a customer with its interior component and system requirements for a particular vehicle, rather than manufacturing a specific quantity of components and systems. Our contracts typically have a one-year term with automatic renewal provisions that result in our contracts generally running for the life of a vehicle, usually five to seven years. Furthermore, our contracts do not require our customers to purchase a minimum number of components or systems. The loss or significant reduction in demand for vehicles for which we produce components and systems could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our profitability may be adversely affected by program launch difficulties.

              From time to time, we are awarded new or takeover business by our customers. The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our and our suppliers' manufacturing facilities and manufacturing processes, as well as factors related to tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

Our relationships with key third-party suppliers could be damaged or terminated.

              We obtain raw materials and components from third-party suppliers. Any delay in receiving supplies could impair our ability to deliver products to our customers and, accordingly, have a material adverse effect on our business, financial condition, results of operations and cash flows. Some parts or components are purchased primarily from a single supplier, and, in some cases, it could be difficult and expensive for us to change suppliers. Loss of or damage to our relationships with these suppliers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

              Various factors could result in the termination of our relationship with any supplier or the inability of suppliers to continue to meet our requirements on favorable terms. For example, the volatility in the financial markets and uncertainty in the automotive sector could negatively impact the financial viability of certain key third-party suppliers. Severe financial difficulties at any of our suppliers could have a material adverse effect on us if we were unable to obtain, on a timely basis and on similar economic terms, the quantity and quality of components and raw materials we require to produce our products. In response to financial pressures, suppliers may also exit certain business lines or change the terms on which they are willing to provide raw materials and components to us.

A disruption in our supply or delivery chain could cause one or more of our customers to halt production.

              In certain instances, we ship our products to customer vehicle assembly plants on a "just-in-time" basis in order for our customers to maintain low inventory levels. Our suppliers use a similar method in providing raw materials to us. However, the "just-in-time" method makes the logistics supply chain in our industry very vulnerable to disruptions. These disruptions may result for many reasons, including closures of supplier plants or critical manufacturing lines due to strikes, mechanical breakdowns, electrical outages, fire, explosions, as well as logistical complications resulting from weather or other natural disasters, mechanical failures and delayed customs processing. In addition, as we expand our global manufacturing footprint, we will need to rely on suppliers in local markets that have not yet proven their ability to meet our requirements. The lack of even a small single subcomponent necessary to manufacture one of our products, for whatever reason, could force us to cease production, even for a prolonged period. Similarly, a potential quality issue could force us to halt deliveries while we validate our products. Even where products are ready to be shipped, or have been shipped, delays may arise before they reach our customer. When we cease timely deliveries, we have to absorb our own costs for identifying the cause and solving the problem, as well as expeditiously producing replacement products.

              Additionally, if we are unable to deliver our products to our customers in a timely manner, our customers may be forced to cease production and may seek to recover losses from us, which could be significant. Thus, any supply chain disruption could cause the complete shutdown of an assembly line of one of our customers, which could expose us to material claims for compensation.

We, our customers or our suppliers may be unable to obtain and maintain sufficient debt financing, including working capital lines, and credit insurance.

              Interest rate fluctuations, financial market volatility and global credit market disruptions have made, and may continue to make, it difficult for companies to raise and maintain necessary operating liquidity. While we believe we have sufficient liquidity to operate, there can be no assurance that we will continue to have such ability. Our working capital requirements can vary significantly depending, in part, on the level, variability and timing of the worldwide vehicle production of our OEM customers and the payment terms with our customers and suppliers. Our liquidity could be adversely impacted if our suppliers were to suspend trade credit terms and require payment in advance or payment upon delivery. In addition, we may be required to raise capital from other sources, which may not be available to us on satisfactory terms and in adequate amounts, if at all.

              Many of our customers and suppliers require significant financing to operate their businesses. Longer-term disruptions in the credit markets could further adversely affect our customers by making it increasingly difficult for them to obtain financing for their businesses and for their customers to obtain financing for automobile purchases. If capital is not available to our customers and suppliers, or if its cost is prohibitively high, their businesses would be negatively impacted, which could result in their restructuring or even reorganization or liquidation under applicable bankruptcy laws. As a result, the need of our customers for, and their ability to purchase, our products may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. Any inability of our customers to pay us for our products and services, or any demands by suppliers for different payment terms, may materially and adversely affect our results of operations and cash flows. Furthermore, our suppliers may not be successful in generating sufficient sales or securing alternate financing arrangements and therefore may no longer be able to supply goods and services to us. In that event, we would need to find alternate sources of these goods and services, and there is no assurance that we would be able to find such alternate sources on favorable terms, if at all. Any such disruption in our supply chain could adversely affect our ability to manufacture and deliver our products on a timely basis and thereby affect our results of operations. We may be unable to fully mitigate or offset the adverse impact of such events. In addition, our suppliers often obtain credit insurance based on the strength of our financial condition. If we were to experience liquidity issues, our suppliers may not be able to obtain credit insurance and, in turn, would likely not be able to offer us the same payment terms we would otherwise receive. Our inability to receive such terms from our suppliers could have a material adverse effect on our liquidity.

If we are unable to satisfy our significant operating lease obligations, our business would be materially and adversely impacted.

              We lease many of our manufacturing facilities and certain capital equipment. Our lease expense under these operating leases was $68 million, $65 million and $58 million for the years ended December 31, 2012, 2011 and 2010, respectively. A failure to pay our lease obligations would constitute a default allowing the applicable landlord or lessor to pursue remedies available to it under our leases and applicable law, which could include taking possession of property that we utilize in our business and, in the case of facility leases, evicting us.

Entering new markets poses new competitive threats and commercial risks.

              We are seeking to expand our operations, including into new markets. Such growth requires investments and resources that may not be available to us as needed. We cannot guarantee that we will be successful in our expansion, including into new markets, and, if we sign new contracts, we cannot guarantee that we will meet the needs of these customers and compete favorably in new markets. If these customers experience reduced demand for their products or financial difficulties, our future prospects will be negatively affected as well, and we may not be able to recover the costs associated with such efforts.

We may incur significant costs if we close any of our manufacturing facilities.

              Since our inception, we have executed a number of sustainable cost improvement initiatives throughout our operations that have lowered our structural cost base. Our initiatives included the closing of high cost or less efficient manufacturing facilities and may include additional consolidation in the future. Since our inception, we have selectively closed 16 facilities. If we must close any of our facilities because of the consolidation of facilities or loss of business, the employee severance, asset retirement and other costs, including reimbursement costs relating to public subsidies, to close these facilities may be significant. In certain locations where our facilities are subject to leases, we may continue to incur significant costs in accordance with the existing lease terms. We cannot provide any assurance that we will not close additional manufacturing facilities in the future.

Our ability to operate effectively could be impaired if we are unable to recruit and retain key personnel.

              Our success depends, in part, on the efforts of our executive officers and other key senior managers and employees. In addition, our continued success depends in part on our ability to recruit, retain and motivate highly-skilled sales, manufacturing and engineering personnel. Competition for persons in our industry is intense, and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to recruit and retain the necessary personnel, our business and our ability to obtain new customers and retain existing customers, develop new products and provide acceptable levels of customer service could suffer. We have entered into employment agreements with certain of our key personnel. However, we cannot ensure that these individuals will stay with us. If any of these persons were to leave our company, it could be difficult to replace them, and our operations, ability to manage day-to-day aspects of our business and efforts to improve our cost competitiveness may be materially adversely affected.

The hourly workforce in the automotive industry is highly unionized and our business could be adversely affected by labor disruptions.

              As of June 29, 2013, we had approximately 27,000 employees, a majority of which are covered under collective bargaining agreements and/or tariff agreements, or are members of industrial trade union organizations. The majority of our workforce in North America and Europe is covered by collective bargaining agreements and/or tariff agreements, and where there are no agreements in Europe, we follow the employment-related legislation of the countries in which our facilities are located. Our employees in Asia are not covered by such agreements. If major work disruptions involving our employees were to occur, our business could be adversely affected by a variety of factors, including sales loss, increased costs and reduced profitability. We cannot ensure that we will not experience a material labor disruption at one or more of our facilities in the future in the course of renegotiation of our labor arrangements or otherwise. In addition, a substantial portion of hourly employees of OEM customers and many of their suppliers are covered by collective bargaining agreements. OEM customers and suppliers and their employees in other countries are also subject to labor agreements. A work stoppage or strike at our production facilities, at those of a significant customer or at a significant supplier of ours, could have a material adverse impact on us by disrupting demand for our products or our ability to manufacture our products.

If we have to contribute cash to fund our pension and other postretirement benefit obligations, our liquidity, results of operations and financial condition could be adversely affected.

              Our ability to satisfy the funding requirements associated with our pension and other postretirement benefit obligations to our employees and retirees will depend on our cash flow from operations and our ability to access credit and the capital markets. The funding requirements of these benefit plans and the related expense reflected in our financial statements, are affected by several factors that are subject to an inherent degree of uncertainty and volatility including government regulation. Key assumptions used to value our benefit obligations and the cost of providing such benefits, funding requirements and expense recognition include the discount rate, the expected long-term rate of return on pension assets and the health care cost trend rate. If the actual trends in these factors are less favorable than our assumptions, we may have to contribute cash to fund our obligations under these plans, which could adversely affect our liquidity, results of operations and financial condition.

Product recalls by automobile manufacturers could negatively impact our production levels.

              Historically, there have been significant product recalls by some of the world's largest automobile manufacturers. Recalls may result in decreased automobile production as a result of a manufacturer focusing its efforts on the problems underlying the recall, rather than generating new sales volume. In addition, consumers may elect not to purchase automobiles manufactured by the automobile manufacturer initiating the recall, or by automobile manufacturers in general, while the recalls persist. We do not maintain insurance for product recall matters, as such insurance is not generally available. Any reduction in automobile production volumes, especially by our OEM customers, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Product liability claims could cause us to incur losses and damage our reputation.

              In the ordinary course of our business, we face an inherent risk of exposure to product liability claims in the event that the use of our products results, or is alleged to result, in property damage, bodily injury or death. We may experience material product liability losses in the future or incur significant costs to defend such claims. Our product liability insurance coverage may be inadequate for any liabilities that may ultimately be incurred, or such insurance may be unavailable on acceptable terms in the future. In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a government-required or customer-initiated recall involving such products. We are generally required under our sales contracts to indemnify our customers for product liability claims related to our products.

We may incur material costs related to product warranties and other legal proceedings.

              If our warranty expense estimates differ materially from our actual claims, or if we are unable to accurately estimate future warranty expense for new or existing products, our business and results of operations could be harmed. However, we do not maintain insurance for warranty matters and may incur substantial warranty expense related to existing or new products now, or in the future or changes in customer warranty programs.

              From time to time, we are involved in legal proceedings, claims or investigations that are incidental to the conduct of our business. Some of these proceedings allege damages against us relating to environmental liabilities, personal injury claims, taxes, employment matters or commercial or contractual disputes. We cannot ensure that the costs, charges and liabilities associated with such proceedings and claims will not be material or that those costs, charges and liabilities will not exceed any related amounts accrued in our financial statements or be mitigated in any way by insurance. In future periods, we could be subject to cash costs or non-cash charges to earnings if any of these matters is resolved unfavorably to us. These proceedings and claims may have a material adverse impact on our results of operations and financial condition.

If our patents are infringed or declared invalid, our ability to compete may be impaired.

              We have developed a considerable amount of proprietary technology and rely on a number of patents to protect such technology. As of June 29, 2013, we hold approximately 470 patents covering a large number of innovations and product ideas. Our patents expire on various dates through 2032. We do not expect the expiration of any single patent or group of patents to have a material adverse effect on our business, results of operations and financial condition. Also, any patents now owned by us may not afford protection against competitors that develop similar technology.

              We protect our innovations with patents when possible, and vigorously protect and defend our patents, trademarks and know-how against infringement and unauthorized use. The costs associated with the protection of our intellectual property and our proprietary rights and technology are ongoing and, in some cases, may be substantial. If we are not able to protect our intellectual property and our proprietary rights and technology, we could lose those rights and incur substantial costs policing and defending those rights. Our means of protecting our intellectual property and proprietary rights and technology may not be adequate, and our competitors may independently develop similar or competitive technologies. In addition, the laws of some countries do not protect our proprietary rights to as great an extent as the laws of the United States.

If our technology infringes on the proprietary rights of others, our ability to compete may be impaired.

              Although we believe that our products and technology do not infringe the proprietary rights of others, third parties may assert infringement claims against us in the future. If claims alleging patent, copyright or trademark infringement are brought against us and successfully prosecuted against us, they could result in substantial costs. If a successful claim is made against us and we fail to develop non-infringing technology, our business, financial condition and results of operation could be materially adversely affected.

We may not be able to respond quickly enough to changes in technology and technological risks and to develop our intellectual property into commercially viable products.

              Changes in legislative, regulatory or industry requirements or in competitive technologies, including manufacturing processes, may render certain of our products obsolete or less attractive or may result in our operations not being cost-competitive. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to remain competitive. We cannot ensure that we will be able to achieve the technological advances that may be necessary for us to remain competitive or that certain of our products will not become obsolete. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly.

              To compete effectively in the automotive supply industry, we must be able to launch new products to meet our customers' demands in a timely manner. We cannot ensure, however, that we will be able to install and certify the equipment needed to produce products for new customer programs in time for the start of production or that the transitioning of our manufacturing facilities and resources to full production under new product programs will not impact production rates or other operational efficiency measures at our facilities. In addition, we cannot ensure that our customers will execute on schedule the launch of their new product programs, for which we might supply products. We may fail to successfully launch new products or be delayed by our customers in introducing our new products, and our customers may fail to successfully launch new programs.

We are still in the process of integrating our global operations following our structural reorganization. We may be unable to fully recognize the benefits anticipated.

              Our future success will depend largely on our ability to effectively integrate our global operations, which were previously operated as separate entities and businesses. The integration process is complex and the difficulties of combining the operations of these companies include:

  •
  managing a significantly larger company;

  •
  creating uniform standards, controls, procedures, policies and information systems and minimizing the costs associated with such matters;

  •
  integrating information, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems;

  •
  coordinating geographically separated organizations, systems and facilities;

  •
  integrating personnel from different companies while maintaining focus on providing consistent, high-quality products and customer service;

  •
  unforeseen expenses or delays associated with the integration; and

  •
  performance shortfalls at any of the regions as a result of the diversion of management's attention.

              Any of the above difficulties could adversely affect our ability to maintain relationships with customers, suppliers and employees or could reduce our earnings or otherwise adversely affect our business and results of operations. In addition, if we are not successful in completing the integration of the businesses, if the integration takes longer or is more complex or expensive than anticipated, if we cannot operate the combined businesses as effectively as we anticipate or if the integrated businesses fail to achieve market acceptance, our operating performance, margins, sales and reputation could be materially adversely affected.

Any acquisitions we make could disrupt and materially harm our business.

              In the past, we have grown through acquisitions of complementary businesses, products or technologies, and we may engage in similar transactions in the future. Acquisitions involve numerous risks, including:

  •
  difficulties in the integration of the acquired businesses;

  •
  the diversion of our management team's attention from other business concerns;

  •
  uncertainties in assessing the value, strengths and potential profitability of, and identifying the extent of all weaknesses of, acquisition candidates;

  •
  the assumption of unknown liabilities, including environmental, tax, pension and litigation liabilities, and undisclosed risks impacting the target;

  •
  adverse effects on existing customer and supplier relationships;

  •
  incurrence of substantial indebtedness;

  •
  potentially dilutive issuances of equity securities;

  •
  integration of internal controls;

  •
  entry into markets in which we have little or no direct prior experience;

  •
  the potential loss of key customers, management and employees of an acquired business;

  •
  potential integration or restructuring costs;

  •
  the ability to achieve operating and financial synergies; and

  •
  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition.

              We cannot ensure that we will be able to successfully integrate acquisitions that we undertake or that such acquisitions will perform as planned or prove to be beneficial to our business and results of operations. The occurrence of any one or more of these factors could cause us not to realize the benefits anticipated to result from an acquisition.

We are subject to risks related to our global operations.

              We have substantial manufacturing facilities in many foreign countries, including Belgium, Canada, China, the Czech Republic, Germany, India, Japan, Malaysia, Mexico, the Netherlands, Poland, Romania, Slovakia, Spain, Sweden, the United Kingdom and the United States. We sell our products in each of these areas, and also export our products to countries in which we do not have manufacturing facilities, including Austria, France and Hungary. For the year ended December 31, 2012, 62.3% of our sales were derived from operations outside the United States. Our global operations are subject to various risks that could have a material adverse effect on those operations and our business as a whole, including:

  •
  exposure to local economic conditions;

  •
  exposure to local political conditions, including expropriation and nationalization by a government;

  •
  compliance with export control provisions in several jurisdictions, including the U.S., the European Union and China;

  •
  changes in laws and regulations, including the laws and policies of the U.S. and other countries affecting trade and foreign investment;

  •
  transport availability and costs;

  •
  changes in tax law;

  •
  unexpected changes in regulatory requirements;

  •
  exposure to liabilities under the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act;

  •
  government imposed investment and other restrictions or requirements;

  •
  exposure to local social unrest, including any resultant acts of war, terrorism or similar events;

  •
  exposure to local public health issues and the resultant impact on economic and political conditions;

  •
  increased risk of corruption;

  •
  currency exchange rate and interest rate fluctuations;

  •
  hyperinflation in certain countries;

  •
  increased reliance on local suppliers that have not proven their ability to meet our requirements;

  •
  the risk of government-sponsored competition;

  •
  difficulty enforcing agreements and collecting receivables through certain legal systems;

  •
  variations in protection of intellectual property and other legal rights;

  •
  more expansive legal rights of labor unions;

  •
  social plans that prohibit or make cost-prohibitive certain restructuring actions;

  •
  adverse weather and natural disasters, such as heavy rains and flooding;

  •
  increases in working capital requirements related to long supply chains or regional terms of business;

  •
  controls on the repatriation of cash, including the imposition or increase of withholding and other taxes on remittances and other payments by our subsidiaries; and

  •
  export and import restrictions, such as antidumping duties, tariffs and embargoes.

              As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our global operations. However, any of these factors could adversely affect our global operations and, consequently, our business, financial condition and results of operations.

If we do not comply with laws and regulations designed to combat government corruption in countries in which we sell our products, we could become subject to fines, penalties or other sanctions.

              We conduct business in certain countries known to experience government corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. Violations of such laws could result in monetary or other penalties against us or our subsidiaries, including potential criminal sanctions, and could damage our reputation and, therefore, our ability to do business.

We are subject to governmental regulations that are already extensive and are growing, which will increase our costs and could adversely affect our business, reputation and results of operations.

              We and the automotive industry are subject to a variety of federal, state, local and international laws and regulations, including those relating to the reporting of certain claims, and those affecting taxes and levies, healthcare costs, and international trade and immigration, among other things, all of which may have a direct or indirect effect on our business.

              In addition, compliance with complex U.S., Luxembourg and international laws and regulations that apply to our international operations increases our cost of doing business and, in some cases, restricts our ability to conduct business. These regulations are numerous and sometimes conflicting, and include import and export laws, sanctioned country restrictions, competition (or anti-trust) laws, anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, data privacy requirements, tax laws and accounting requirements. Violations of these laws and regulations could result in civil and criminal fines, penalties and sanctions against us, our officers or our employees, as well as prohibitions on the conduct of our business and on our ability to offer our products in one or more countries, and could also materially affect our reputation, business and results of operations.

Foreign exchange rate fluctuations may have an adverse effect on our results of operations.

              As a result of our global operations, we generate a significant portion of our sales and incur a substantial portion of our expenses in currencies other than the U.S. dollar. To the extent that we have significantly more costs than sales generated in a currency other than the U.S. dollar, we are subject to risk if the currency in which our costs are paid appreciates against the currency in which we generate sales because the appreciation effectively increases our cost in that country. We may selectively employ derivative instruments to reduce our foreign currency exchange risk. These instruments may be ineffective or may not offset more than a portion of the adverse financial impact resulting from foreign currency variations. The financial condition, results of operations and cash flows of some of our operating entities are reported in currencies other than the U.S. dollar and then translated into U.S. dollars at the applicable exchange rate for inclusion in our financial statements. As a result, appreciation of the U.S. dollar against these other currencies generally will have a negative impact on our reported sales and profits while depreciation of the U.S. dollar against these other currencies will generally have a positive effect on reported sales and profits. Our primary currency exposures are the Mexican Peso, Japanese Yen, Euro, Canadian Dollar, British Pound, Czech Koruna and Swedish Krona. Any significant decline in the value of these currencies as compared to the U.S. dollar would have a material adverse impact on our results of operations.

We are subject to environmental requirements and risks as a result of which we may incur significant costs, liabilities and obligations.

              We are subject to a variety of environmental laws, regulations, initiatives and permits that govern, among other things: activities or operations that may have an adverse environmental effect; soil, surface water and groundwater contamination; the generation, storage, handling, use, disposal and transportation of hazardous materials and hazardous waste; the emission and discharge of materials, including greenhouse gases, or GHGs, into the environment; and health and safety. Failure to comply with these laws, regulations or permits could result in fines or sanctions, obligations to investigate or remediate existing or potential contamination, third-party property damage claims, personal injury claims, or modification or revocation of operating permits and may lead to temporary or permanent business interruptions. Environmental laws, regulations and permits, and the enforcement thereof, change frequently, and have tended to become more stringent over time which may necessitate substantial capital expenditures or operating costs or may require changes of production processes. Compliance with the requirements of laws and regulations affect ongoing operations and may increase capital costs and operating expenses, particularly if the applicable laws and regulations become more stringent or more stringently enforced in the future.

              We endeavor to conduct our operations according to all legal requirements, but we may not be in complete compliance with such laws and regulations at all times. We use, and in the past have used, hazardous materials and we generate, and in the past have generated, hazardous wastes. In addition, many of the locations that we own or operate used hazardous materials either before or after we were involved with those locations. We may be subject to claims under international, federal and state statutes and/or common law doctrines for personal injury, property damages, natural resource damages and other damages, as well as the investigation and clean up of soil, surface water, groundwater and other media. Such claims may arise, for example, out of current or former activities at sites that we own or operate currently, as well as at sites that we or our predecessors owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the remediation costs or other damages, or even for the entire cost without being entitled to claim compensation from third parties. We have from time to time been subject to claims arising out of contamination at our own and other facilities and may incur such liabilities in the future. Our costs, liabilities and obligations relating to environmental matters may have a material adverse effect on our business, financial condition, results of operations and cash flows.

              We may be required to use different materials in our production due to changing environmental restrictions or due to customer specifications. Material substitution may cause us to incur additional capital and operating costs.

              Additionally, our OEM customers are subject to significant environmentally focused state, federal, international and foreign laws and regulations that regulate vehicle emissions, fuel economy and other matters related to the environmental impact of vehicles. To the extent that such laws and regulations ultimately increase or decrease automotive vehicle production, such laws and regulations would likely impact our business.

We are exposed to a number of different tax uncertainties, which could materially and adversely affect our results of operations.

              We are required to pay taxes in multiple jurisdictions. We determine the tax liability we are required to pay based on our interpretation of applicable tax laws and regulations in the jurisdictions in which we operate. We may be subject to unfavorable changes in the tax laws and regulations to which we are subject. Tax controls or audits and changes in tax laws or regulations or the interpretation given to them may expose us to negative tax consequences, including interest payments and potential penalties.

We or certain of our subsidiaries may become subject to net income taxation in additional jurisdictions, which would adversely affect our results of operations.

              We or one or more of our subsidiaries may become treated as resident or as otherwise being engaged in a trade or business or having a permanent establishment in one or more jurisdictions in which we currently believe we or the relevant subsidiary is not so treated. If that were to happen, we or the relevant subsidiary would be subject to net income taxation in that jurisdiction on some or all of our or the relevant subsidiary's income (depending on the jurisdiction and the circumstances). There could be many possible causes for such treatment, including activities indicating that management and control of our company or of the relevant subsidiaries are exercised in that jurisdiction, the nature of our activities and operations in that jurisdiction, or the location of our assets or use of our products in that jurisdiction. No assurance can be given that we will not be subject to such taxes retroactively or prospectively or that such taxes will not be substantial. The imposition of such taxes could have a material adverse effect on our results of operations and accordingly on the value of the Company.

The mix of profits and losses in the various jurisdictions in which we conduct our business may impact our overall tax rate, which could adversely affect our results of operations.

              Our overall effective tax rate is equal to our total tax expense as a percentage of our income or loss before tax. However, tax expenses and benefits are determined separately for each of our taxpaying entities or groups of entities that are combined for tax purposes in each jurisdiction. Losses in such jurisdictions may provide no current financial statement tax benefit. As a result, changes in the mix of projected profits and losses among jurisdictions could have a significant impact on our overall effective tax rate, which could adversely affect our results of operations.

The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations.

              As of December 31, 2012, we had valuation allowances of $121 million recorded against net deferred tax assets in many of the jurisdictions in which we conduct business. Excluding jurisdictions where full valuation allowances were recorded and those in a net deferred tax liability position as of December 31, 2012, we had $118 million of net deferred tax assets, $31 million of which is for Mexico and $75 million of which is for the United States, that we have determined are more likely than not to be realized and therefore a valuation allowance has not been recorded. These deferred tax assets can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. We periodically determine the probability of the realization of deferred tax assets using significant judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. If we determine in the future that there is not sufficient positive evidence to support the realization of deferred tax assets in the United States, Mexico or other jurisdictions, we may be required to further adjust the valuation allowance to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the valuation allowance is adjusted and could materially and adversely affect our results of operations.

Our U.S. operating loss and tax credit carry forwards may be limited, which could adversely impact our cash flows and financial condition.

              As of December 31, 2012, we had U.S. operating loss and tax credit carry forwards of $109 million and $36 million, respectively, which are available to offset an aggregate maximum of $212 million of future taxable income. However, our ability to utilize these carry forwards may be limited as a result of certain events, such as insufficient future taxable income prior to expiration of these carry forwards or annual limits imposed under Section 382 of the Internal Revenue Code, or by state law, as a result of a change in control. A change in control is generally defined as a cumulative change of over 50% in the ownership positions of certain stockholders during a rolling three-year period. Changes in the ownership positions of certain stockholders could occur as the result of stock transactions by such stockholders and/or by the issuance or redemption of stock by us, including as a result of this offering. The limitations on our ability to use carry forwards as described above could have a material adverse impact on our results of operations because we have already recorded deferred tax assets for these carry forwards. Further, such limitations may cause us to pay income taxes earlier and in greater amounts than would be the case if the carry forwards were not subject to such limitations.

It may be difficult to obtain or enforce judgments against us in U.S. courts or courts outside of the United States.

              We are a corporation organized under the laws of Luxembourg and the substantial portion of our assets are located outside of the United States. As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or enforce against us or them in U.S. courts judgments predicated upon the civil liability provisions of the U.S. federal securities laws. The enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws will be subject to compliance with procedural requirements under Luxembourg law, in particular article 678 of the Luxembourg New Civil Procedure Code, including the condition that the judgment does not violate Luxembourg public policy. Further,

Luxembourg law does not recognize a shareholder's right to bring a derivative action on behalf of an issuer.

Risks Relating to Our Indebtedness

Our indebtedness could adversely affect our financing alternatives and liquidity position.

              As of June 29, 2013, we had aggregate indebtedness of $651 million with interest rates ranging from approximately 1% to 13.5%. If we incur additional indebtedness, the related risks that we now face could intensify.

              Our indebtedness could:

  •
  increase our vulnerability to adverse economic and general industry conditions, including interest rate fluctuations, because a portion of our borrowings are, and will continue to be, at variable rates of interest;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;

  •
  increase our vulnerability to and limit our flexibility in planning for, or reacting to, changes in our business and industry;

  •
  limit our ability to respond to business opportunities;

  •
  place us at a disadvantage compared to competitors that have less indebtedness;

  •
  limit our ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants in our credit agreements; and

  •
  increase our borrowing costs.

              We may incur additional indebtedness in the future or refinance existing debt prior to the maturities of such debt. We could also incur indebtedness under other existing as well as additional financing arrangements. If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify.

              In addition, we cannot ensure that we will be able to refinance any of our indebtedness or that we will be able to refinance our indebtedness on commercially reasonable terms. As of June 29, 2013, $60 million of our indebtedness had a maturity of one year or less. If we were unable to make payments or refinance our indebtedness or obtain new financing under these circumstances, we would have to consider other options, such as sales of assets, sales of equity or negotiations with our agent or lenders to restructure the applicable debt, and we may be required to incur additional costs and expenses in connection with the use of such alternatives, the amount of which may be significant. Our debt instruments, market conditions or business conditions may limit our ability to utilize some of our alternatives.

We may be unable to generate sufficient cash to service all of our indebtedness.

              Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay or refinance our indebtedness.

Our debt instruments restrict our current and future operations.

              The financing documents governing our indebtedness impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our subsidiaries to, among other things:

  •
  incur or guarantee additional indebtedness, incur liens or issue certain equity;

  •
  pay dividends or make any other distributions to our shareholders, repurchase equity or prepay certain debt;

  •
  make loans and certain investments;

  •
  make certain acquisitions of equity or assets;

  •
  enter into certain transactions with affiliates;

  •
  enter into mergers, acquisitions and other business combinations;

  •
  transfer, sell or otherwise dispose of certain assets;

  •
  enter into sale and leaseback transactions;

  •
  enter into restrictive agreements;

  •
  make capital expenditures;

  •
  change our fiscal year;

  •
  amend or modify organizational documents; and

  •
  engage in businesses other than the businesses we currently conduct.

              In addition, certain of our financing documents require us, under certain circumstances, to comply with specified financial covenants. Any of these restrictions could limit our ability to plan for or react to market conditions or meet certain capital needs and could otherwise restrict corporate activities. Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants or alternative or additional sources of financing. We cannot ensure that these waivers, amendments or alternative or additional financings could be obtained, or if obtained, would be on terms acceptable to us.

              A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements, including our inability to comply with the financial covenants in the financing documents referred to above, could result in an event of default under those financing documents. An event of default could permit the agent or lenders under our financing documents, if such documents so provide, to discontinue lending, accelerate the repayment of the related debt, as well as any other debt to which a cross acceleration or cross default provision applies, require cash collateral to be posted for all issued and outstanding letters of credit and declare all outstanding borrowings to be immediately due and payable. An event of default would also result in the imposition of default rates of interest on all outstanding borrowings and other amounts then due and payable. In addition, the agent or lenders could terminate any commitments to supply us with further funds. If the agent or lenders require immediate repayment, we may not be able to repay them in full, which could lead to our bankruptcy.

Our variable rate indebtedness exposes us to interest rate risk, which could cause our debt costs to increase significantly.

              A portion of our borrowings is at variable rates of interest and exposes us to interest rate risk. As of June 29, 2013, approximately 43.4% of our total debt was at variable interest rates compared to 41.2% as of December 31, 2012. Based upon this exposure, for every one percent increase (decrease) in our base interest rates, we would recognize an additional interest expense (benefit) of approximately $3 million annually. We currently do not enter into derivative instruments to hedge such risks but may choose to selectively enter into derivative contracts in the future for the purpose of hedging such risks.

Substantially all of the assets of our subsidiaries are pledged as collateral under secured financing arrangements.

              As of June 29, 2013, we had $628 million of secured indebtedness outstanding under our financing arrangements. Substantially all of the assets of our subsidiaries are pledged as collateral for these borrowings. Many of our subsidiaries are either primary obligors or guarantors under these borrowings. Substantially all of the assets of our subsidiaries are pledged as collateral for these guarantees. If we are unable to repay all secured borrowings when due, whether at maturity or if declared due and payable following a default, the agent or the lenders, as applicable, would have the right to proceed against the collateral pledged to secure the indebtedness and may sell the assets pledged as collateral in order to repay those borrowings. If such assets are sold and the sale proceeds are insufficient to fully satisfy our indebtedness, we would remain liable for the amount of the shortfall, which could lead to our bankruptcy.

We operate as a holding company and depend on our subsidiaries for cash to satisfy the obligations of the holding company.

              We operate as a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Our cash flow and our ability to meet our obligations depend on the cash flows of our subsidiaries. In addition, the payment of funds in the form of dividends, intercompany payments, tax sharing payments and other forms are, in certain instances, subject to restrictions under the terms of our financing arrangements and our accounts receivable securitization program, or the European Securitization Program. These restrictions may limit or prohibit funds being sent from our subsidiaries to us. In the event that our subsidiaries are in default under these financing arrangements and our European Securitization Program, the stock and assets of our subsidiaries may be foreclosed on and sold in order to satisfy the obligations owing under these financing arrangements and our securitization program.

Failure to maintain our credit ratings could adversely affect our access to capital markets and liquidity.

              Our credit risk is evaluated by two independent rating agencies. There can be no assurance that we will be able to maintain our current credit ratings, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade may have a negative impact on our access to capital markets negatively impact our access to the capital markets and the perception of us by lenders and other third parties.

Risks Relating to Our Common Stock and This Offering

The price of our common stock may be volatile, and you may not be able to sell your shares at or above the public offering price.

              There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. In addition, equity markets have experienced significant price and volume fluctuations that have affected the market prices for the securities of newly public companies for a number of reasons, including reasons that may be unrelated to the business or operating performance of the companies. These broad market fluctuations may negatively affect the market price of our common stock. The public offering price for the shares of our common stock being sold in this offering will be determined by negotiations between the representative of the underwriters and us and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell your shares at or above the public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

              The price at which our common stock will trade after this offering may be volatile due to a number of factors, including:

  •
  actual or anticipated fluctuations in our financial condition or annual or quarterly results of operations;

  •
  public reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission, or SEC;

  •
  changes in investor and financial analyst perceptions of the risks and condition of our business;

  •
  changes in, or our failure to meet, earnings estimates and other performance expectations of investors or financial analysts;

  •
  our ability to implement our growth plans;

  •
  changes in market valuations of companies viewed as similar to us;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings;

  •
  changes or proposed changes in government regulations affecting our business;

  •
  new laws or regulations, or new interpretations of existing laws or regulations, applicable to our business;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  changes in key personnel;

  •
  increased competition;

  •
  conditions of the automotive industry as a result of changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

  •
  termination of the lock-up agreement or other restrictions on the ability of our existing shareholders to sell shares after this offering;

  •
  sales of common stock by us or members of our management team;

  •
  the granting or exercise of employee stock options or other equity awards;

  •
  actions by institutional or other large shareholders;

  •
  realization of any of the risks described under "Risk Factors" in this prospectus; and

  •
  general market and economic conditions.

              In the past, following periods of volatility in the equity markets, securities class action lawsuits have been instituted against public companies. Such litigation, if instituted against us, could result in substantial costs and the diversion of management attention.

Reports published by analysts, including projections in those reports that exceed our actual results, could adversely affect our common stock price and trading volume.

              We currently expect that securities research analysts, including those affiliated with our underwriters, will establish and publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline. While we expect research analyst coverage, if no analysts commence coverage of us, the trading price for our stock and the trading volume could be adversely affected.

Our common stock has no prior public market, and our stock price could be volatile and could decline after this offering.

              Prior to this offering, our common stock had no public market. We have negotiated the initial public offering price per share with the representatives of the underwriters and, therefore, that price may not be indicative of the market price of our common stock after the offering. We have filed an application to list our common stock on the New York Stock Exchange under the symbol "IACG." However, we cannot ensure that an active public market for our common stock will develop after this offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

  •
  you may not be able to liquidate your investment in our common stock;

  •
  you may not be able to resell your shares at or above the initial public offering price;

  •
  the market price of our common stock may experience more price volatility; and

  •
  there may be less efficiency in carrying out your purchase and sale orders.

You will incur immediate and substantial dilution as a result of this offering.

              Investors purchasing shares of our common stock in this offering will incur immediate and substantial dilution in net tangible book value per share. Assuming an initial public offering price of $            per share, purchasers of our common stock will effectively incur dilution of $            per share in the net tangible book value of their purchased shares. In addition, you may experience further dilution to the extent that shares of our common stock are issued upon the exercise of outstanding stock options and vesting of outstanding restricted stock units.

We may issue additional common shares or other securities to finance our growth.

              We may finance future acquisitions or generate additional working capital through equity financing. Therefore, subject to the rules of the New York Stock Exchange, we may issue additional shares of our common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time. The issuance by us of shares of our common stock or other equity securities of equal or senior rank will have the following effects:

  •
  the proportionate ownership interest in us held by our existing shareholders will decrease;

  •
  the relative voting strength of each previously outstanding share of common stock may be diminished; and

  •
  the market price of our common stock may decline.

              In addition, if we issue our common shares in a future offering at a price per share lower than the price per share in this offering, it will be dilutive to purchasers of common shares in this offering.

Future sales of shares may cause the market price of our common stock to decline.

              Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have                         shares of common stock outstanding. Of these outstanding shares, the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market unless purchased by our "affiliates," as defined under Rule 144 of the Securities Act. The remaining shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act, which will be freely tradable subject to the applicable holding period, volume, manner of sale and other limitations under Rule 144 or Rule 701 of the Securities Act.

              Upon completion of this offering, the restricted securities will be subject to a lock-up agreement with the underwriters, restricting the sale of such shares for 180 days after the date of this offering. This lock-up agreement is subject to a number of exceptions, however, and holders may be released from this agreement with the prior written consent of the underwriters' representatives.

              Additionally, we intend to register all shares of our common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, unless pursuant to their terms these stock awards have transfer restrictions attached to them.

Our operating costs as a public company will be significant and our management will be required to devote substantial time to complying with public company regulations.

              As a public company, we expect to incur significant legal, accounting and other expenses, including costs associated with our public company reporting requirements under the Exchange Act. We must also follow the rules, regulations and requirements subsequently adopted by the SEC and the rules of the New York Stock Exchange and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our common stock to decline. Our executive officers and other personnel will also need to devote substantial time and financial resources to comply with these rules, regulations and requirements. Given their limited experience with U.S. public reporting requirements and other facets of managing a public company, our management may initially require additional services from accounting, legal and other professional advisors. In addition, these statutes, rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

If we do not develop and implement all required accounting practices and policies, we may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner.

              Prior to this offering, we did not adopt all of the financial reporting and disclosure procedures and controls required of a U.S. publicly traded company because we were a privately held company. We expect that the implementation of all required accounting practices and policies and the hiring of additional financial staff will increase our operating costs and could require significant time and resources from our management and employees. If we fail to develop and maintain effective internal controls and procedures and disclosure procedures and controls, we may be unable to provide financial information and required SEC reports that a U.S. publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could penalize us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources and hurt our reputation and could thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies could result in our failure to meet the requirements for continued listing of our common shares on the New York Stock Exchange.

Our internal control over financial reporting may be inadequate and we may be unable to remediate any control deficiencies in a timely manner.

              We are in the process of evaluating our internal control systems to allow management to report on, and our independent registered public accounting firm to assess, our internal control over financial reporting. We will be performing the system and process evaluation and testing (and necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We are required to comply with Section 404 by no later than December 31, 2014. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of these actions on our operations. We may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations as we continue the evaluation process. Remediation of any significant deficiencies or material weaknesses could require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we may implement to remedy any such deficiencies will effectively mitigate or remedy such deficiencies.

              As a public company, we will be required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal control that materially affect, or are reasonably likely to materially affect, internal control over financial reporting. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and the trading price of our common stock may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may decline.

We have no present intention to pay dividends and, even if we change that policy, we may be restricted from paying dividends on our common stock.

              We do not intend to pay dividends for the foreseeable future. We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our shareholders at a general meeting of shareholders and, with respect to interim dividends, our board of directors and will depend upon, among other things, our results of operations, plans for expansion, tax considerations, available net profits and reserves, limitations under Luxembourg law, financial condition, capital requirements, covenants in our financing arrangements and other factors that our board of directors considers to be relevant.

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

              Our corporate affairs are governed by our articles of association and Luxembourg law. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. Luxembourg law and regulations related to corporate governance matters might not be as protective of minority shareholders as state corporation law in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. See "Description of Capital Stock—Comparison of Corporate Governance and Shareholder Rights" for a discussion of differences between Luxembourg and Delaware corporate law.

There may be circumstances in which the interests of our major shareholders could be in conflict with your interests as a shareholder.

              WLR and FMA will own        % and        %, respectively, of our outstanding common stock following the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares. Circumstances may arise in which these shareholders may have an interest in pursuing or preventing acquisitions, divestitures or other transactions that, in their judgment, could enhance their investment in us or another company in which they invest. For example, Plascar Participações Industriais SA, or Plascar, a holding company publicly traded in Brazil with operations in South America that manufactures and sells interior and exterior automotive components and systems, is under the common control of WLR and FMA but was not included in our structural reorganization. We have engaged in immaterial transactions with Plascar from time to time. These transactions might involve risks to our other holders of common stock or adversely affect us or other investors. In addition, WLR and FMA have the ability to control the outcome of corporate actions requiring shareholder approval and therefore have the ability to affect corporate policy. Other holders of our common stock, including investors who purchase common stock in this offering, may not have that ability. Further, holders of our common stock may have more difficulty in protecting their interests in connection with actions taken by our major shareholders than they would as shareholders of a corporation incorporated in the United States. For example, a major shareholder of a corporation incorporated in Luxembourg does not owe any particular duty to the corporation or other shareholders. In contrast, a major shareholder of a corporation incorporated in Delaware would have the same fiduciary duties as the corporation's board of directors when the major shareholder is dealing with the corporation or the other shareholders.

              In addition, our significant concentration of share ownership may adversely affect the trading price of our common shares because investors may perceive disadvantages in owning shares in companies with controlling shareholders. Additionally, the sale of shares held by WLR and FMA following the offering may cause our stock price to decline. See "Principal Shareholders" for a more detailed description of our share ownership.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors, or have the effect of discouraging, delaying or preventing a merger or acquisition.

              Several provisions of our articles of association and of Luxembourg law could make it difficult for our shareholders to replace or remove our current board of directors, or substantially discourage, delay or prevent our shareholders from the benefits of a merger or acquisition. As a result, these provisions may adversely affect the value of our securities and the ability of our shareholders to realize any potential change of control premium. These provisions include:

  •
  election of our directors is classified, meaning that the members of only one of three classes of our directors are elected each year;

  •
  there is no cumulative voting for directors;

  •
  shareholders have limited ability to call shareholders meetings; and

  •
  shareholders may not take action by written consent.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus contains forward-looking statements, including statements relating to trends in our operations and financial results and our business and products. Other statements in this prospectus, including words such as "anticipate," "may," "believe," "could," "should," "estimate," "expect," "intend," "plan," "predict," "potential," "forecasts," "project," and other similar expressions, also are forward looking statements. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on us. Such forward-looking statements are not guarantees of future performance. The following important factors, and those important factors described elsewhere in this prospectus, including the matters set forth under the section entitled "Risk Factors," could affect (and in some cases have affected) our actual results and could cause such results to differ materially from estimates or expectations reflected in such forward-looking statements:

  •
  vehicle production volumes;

  •
  the financial condition of automobile manufacturers;

  •
  global economic conditions;

  •
  our ability, as well as the ability of our customers and suppliers, to obtain financing to fund business operations;

  •
  competition in the automotive parts industry;

  •
  our dependence on our largest customers;

  •
  our ability to achieve anticipated synergies, growth opportunities and cost savings;

  •
  our ability to realize sales expected from awarded business;

  •
  pricing pressure from our customers;

  •
  our relationships with, and other conditions affecting, our customers and suppliers;

  •
  fluctuations in raw material prices, particularly resin;

  •
  maintaining existing sales levels with our current customers while attracting new ones;

  •
  increases in costs of fuel, transportation and utilities costs and in the costs of labor, employment and healthcare;

  •
  seasonality and cyclicality of the automobile industry;

  •
  protecting our intellectual property rights;

  •
  our ability to recruit and retain key personnel;

  •
  the expansion of return policies or the extension of payment terms;

  •
  disruptions to our supply chain;

  •
  work stoppages or other labor issues at our facilities or at the facilities of our customers or suppliers;

  •
  costs or liabilities relating to environmental and safety laws and regulations;

  •
  risks associated with non-U.S. operations, including currency exchange risks and economic instability;

  •
  our ability to make scheduled payments of principal or interest on our indebtedness and exposure related to our variable rate indebtedness;

  •
  our ability to comply with the covenants and restrictions contained in the instruments governing our indebtedness; and

  •
  the possibility that our controlling shareholders' interests will conflict with our other shareholders' interests.

              This prospectus also contains estimates and other statistical data prepared by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and caution should be exercised not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk.

              All forward-looking statements made by us in this prospectus speak only as of the date on which we make them. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus, except as may be required by law.

USE OF PROCEEDS

              We estimate that we will receive net proceeds from this offering of our common stock of approximately $             million, or $             million if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $            per share, which is the midpoint of the range indicated on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated expenses. A $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as listed on the cover page of this prospectus, remains the same.

              We intend to use the net proceeds from this offering of our common stock for the following purposes:

  •
  $             million to pay a fee related to the Hermosillo Note Payable;

  •
  $             million to repay all outstanding indebtedness under the Hermosillo Note Payable, which bears interest at a fixed rate of 7.45% and matures in November 2017; and

  •
  the remainder to pursue strategic acquisitions in complementary lines of business, restructuring the business in Europe and/or Asia and general corporate purposes, including working capital.

              See "Description of Certain Indebtedness" for a detailed description of the terms of our credit facilities and other indebtedness.

 DIVIDEND POLICY

              We do not anticipate making any dividends or other distributions on our common stock in the foreseeable future. We anticipate that we will retain all of our available funds for use in the operation and development of our business. Any future determination to make dividends or other distributions will be at the discretion of our shareholders at a general meeting of shareholders and, with respect to interim dividends or distributions, our board of directors, and will depend on, among other things, our financial condition, results of operations, capital requirements, plans for expansion, tax considerations, available net profits and reserves, limitations under Luxembourg law and other factors that our board of directors considers to be relevant. In addition, our financial arrangements contain restrictions on our ability to pay future dividends on shares of our common stock.

              Additionally, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our common stock. Our financing arrangements contain limitations on the ability of our subsidiaries to pay dividends to us. Additionally, general restrictions imposed on dividend payments under the jurisdiction of incorporation or organization of each subsidiary may impact the ability of our subsidiaries to pay dividends to us.

 CAPITALIZATION

              The table below sets forth our capitalization as of June 29, 2013, (i) on an unaudited, actual basis and (ii) on an unaudited, "as adjusted" basis giving effect to:

  •
  The elimination of International Automotive Components Group North America, LLC, which we refer to as the North American LLC, from our corporate structure. The North American LLC will be eliminated by distributing the shares it currently holds in International Automotive Components Group, S.A. to WLR, FMA and our other investors, who will own directly their outstanding shares of common stock of International Automotive Components Group, S.A. As a result, the capital stock structure described in "Description of Capital Stock" will become effective.

  •
  The sale by us of            shares of our common stock in this offering, at an assumed initial public offering price of $            per share, which is the midpoint of the range indicated on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses.

  •
  The use of $             million of our net proceeds from this offering to pay a fee related to the Hermosillo Note Payable and to repay all outstanding indebtedness under the Hermosillo Note Payable.

              A $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as listed on the cover page of this prospectus, remains the same. You should read the information in the following table together with the other information contained in this prospectus, including "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto.

	As of June 29, 2013
	Actual	As Adjusted
	(unaudited, in millions)
Cash and cash equivalents	$118	$

Debt:
Short-term borrowings(1)	$44	$
Secured long-term debt, including current portion(2)	582
Unsecured long-term debt, including current portion(3)	17
Capital lease obligations(4)	8

Total debt	$651	$

Equity:
Common stock: actual no par value, 1.5 billion shares authorized, 634.8 million shares issued and outstanding of the North American LLC	574
Common stock: as adjusted $0.01 nominal value, 500 million shares authorized, 20.8 million shares issued and outstanding of International Automotive Components Group, S.A.(5)	—
Accumulated deficit(6)	(301)
Accumulated other comprehensive income	40

Total IAC equity	313
Noncontrolling interest	16

Total equity	329	$

Total capitalization	$980	$

(1)
Actual short-term borrowings consists of $22 million outstanding under overdraft facilities and $22 million under our revolving credit facilities. See Note 8 to our unaudited consolidated financial statements included elsewhere in this prospectus for additional information about our short-term borrowings.

(2)
Actual long-term debt including current portion consists of $300 million outstanding under our senior secured notes issued in June 2011, or the Senior Secured Notes, $141 million outstanding under our amended and restated North American credit facility maturing in August 2017, or the Amended and Restated Credit Facility, $91 million outstanding under our European Securitization Program, $33 million outstanding under our Hermosillo Note Payable, and $17 million outstanding under various bank loans in Europe and Asia collateralized by certain land, buildings and other assets. See Note 9 to our unaudited consolidated financial statements included elsewhere in this prospectus for additional information about our long-term debt.

Long-term debt, as adjusted, reflects the use of the net proceeds of this offering of our common stock to repay $             million of indebtedness outstanding under our Hermosillo Note Payable.

(3)
Actual unsecured long-term debt, including current portion, consists of $17 million outstanding under bank loans in Europe and Asia. See Note 9 to our unaudited consolidated financial statements included elsewhere in this prospectus for additional information about our long-term debt.

(4)
We enter into capital lease arrangements with certain suppliers for the construction of tools that will be used by the supplier in its manufacturing process to produce component parts for us, and capital lease arrangements for reusable packaging used in the shipment of our products. Costs associated with such tooling and packaging arrangements are reimbursed to us under contractual customer agreements.

(5)
Shares of common stock, as adjusted, reflects $2.9 million of compensation expense for 0.3 million stock options that vest and become exercisable upon completion of this offering.

(6)
Accumulated deficit, as adjusted, for initial public offering reflects the recognition of expense due to the payment of a fee of $             million to the lender under our Hermosillo Note Payable, and the recognition of the remaining $2.9 million of compensation expense for 0.3 million stock options that vest and become exercisable upon completion of this offering.

DILUTION

              Purchasers of our common stock in this offering will suffer an immediate dilution in net tangible book value per share to the extent of the difference between the initial public offering price per share and the net tangible book value per share immediately after this offering. Net tangible book value per share represents our tangible assets less total liabilities, divided by the number of shares of our common stock outstanding. Our adjusted net tangible book value as of June 29, 2013, was approximately $             million, or $            per share of common stock.

              After giving effect to the sale of            shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the range indicated on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses, our adjusted net tangible book value as of June 29, 2013 would have been approximately $             million, or $            per share. This represents an immediate dilution of $            per share to purchasers of our common stock in this offering. The following table illustrates this dilution on a per share basis.

Per Share
Initial public offering price		$
Net tangible book value (deficit)	$
Increase in net tangible book value attributable to this offering

Adjusted net tangible book value (deficit) after this offering

Dilution to new investors		$

              The following table summarizes on a pro forma basis as of June 29, 2013, after giving effect to the sale of            shares of common stock as described above, the difference between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing shareholders since our inception and new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $            per share, which is the midpoint of the range indicated on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. A $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as listed on the cover page of this prospectus, remains the same.

Total Consideration
Shares Purchased
Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors			%			%
Total		100.0%		$	100.0%

              If the underwriters exercise their option to purchase additional shares in full, sales by us in this offering would decrease the percentage of shares of common stock beneficially owned by existing shareholders to approximately      % of the total number of shares of common stock outstanding after this offering, and would increase the percentage of shares of common stock beneficially owned by new investors to approximately      %.

              The tables above do not give effect to:

  •
  shares of our common stock issuable upon exercise of employee stock options outstanding as of the date of this prospectus with a weighted average exercise price of $            per share as of                        , 2013;

  •
  shares of our common stock issuable upon vesting of restricted stock awards and restricted stock units outstanding as of the date of this prospectus; and

  •
  shares of our common stock expected to be available for future grant under equity incentive plans we intend to adopt prior to the effectiveness of the registration statement of which this prospectus is a part.

 SELECTED HISTORICAL FINANCIAL DATA

              The following table sets forth selected historical financial data as of the dates and for the periods indicated. The selected historical financial data as of and for the years ended December 31, 2011 and 2012 and for the year ended December 31, 2010 were derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected historical financial data as of December 31, 2008, 2009 and 2010 and for the years ended December 31, 2008 and 2009 were derived from our audited consolidated financial statements and related notes thereto that are not included in this prospectus. The selected historical financial data for the six months ended June 30, 2012 and as of and for the six months ended June 29, 2013 were derived from our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus. In the opinion of our management, our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations as of such dates and for such periods. Results for interim periods are not necessarily indicative of the results to be expected for the full year. Our structural reorganization was accounted for retroactively as a combination of entities under common control pursuant to which the financial statements of these entities are presented on a consolidated basis at historical cost in a manner similar to a pooling of interests. Our historical capital structure has been retroactively adjusted to reflect our post-reorganization capital structure for all periods presented.

              These historical results are not necessarily indicative of results to be expected from any future period. The financial data set forth below should be read in conjunction with "Our Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

						Six Months Ended
	Years Ended December 31,
						June 30, 2012	June 29, 2013
(In millions, except per share data)	2008	2009	2010	2011	2012
						(unaudited)
Statements of Operations Data:
Sales (by segment)
North America	$2,419	$1,393	$2,184	$2,347	$2,520	$1,264	$1,382
Europe	1,431	971	1,351	1,855	1,975	1,036	1,099
Asia	181	141	213	212	217	118	83

Total sales	4,031	2,505	3,748	4,414	4,712	2,418	2,564
Cost of goods sold	3,783	2,402	3,391	4,028	4,340	2,199	2,368

Gross profit	248	103	357	386	372	219	196
Selling, general and administrative expenses	265	188	255	292	280	146	155
Property, plant and equipment impairments	33	17	50	5	33	—	—
Goodwill impairments	23	—	—	—	90	—	—
Restructuring charges	70	17	24	10	14	2	7

Operating (loss) income	(143)	(119)	28	79	(45)	71	34
Other expense (income):
Interest expense, net	5	18	15	39	50	24	24
Interest expense, related party	5	5	5	4	—	—	—
Foreign currency loss	57	(9)	1	26	6	12	9
Gain on acquisition	—	(42)	(9)	—	—	—	—
Other expense (income), net	2	(6)	1	—	—	(1)	(3)

(Loss) income before income tax provision (benefit) and equity in net income of affiliates	(212)	(85)	15	10	(101)	36	4
Income tax provision (benefit)	28	4	(9)	22	(62)	(56)	21
Equity in net loss (income) of affiliates, net of tax	1	(1)	(2)	(6)	(1)	(1)	(1)

Net (loss) income	(241)	(88)	26	(6)	(38)	93	(16)
Less: Net income (loss) attributable to noncontrolling interest	—	1	1	1	—	—	(1)

Net (loss) income attributable to IAC shareholders	$(241)	$(89)	$25	$(7)	$(38)	$93	$(15)

Net (loss) Income Per Share Data:
Net (loss) income per share attributable to IAC shareholders, basic and diluted	$(0.40)	$(0.14)	$0.04	$(0.01)	$(0.06)	$0.15	$(0.02)
Weighted average shares outstanding, basic and diluted of International Automotive Components Group North America, LLC	607.5	620.4	634.8	634.8	634.8	634.8	634.8
Pro Forma Net (Loss) Income Per Share Data(a):
Pro forma net (loss) income per share attributable to IAC shareholders, basic	$(10.34)	$(3.77)	$1.05	$(0.31)	$(1.84)	$4.49	$(0.72)
Pro forma net (loss) income per share attributable to IAC shareholders, diluted	$(10.34)	$(3.77)	$1.04	$(0.31)	$(1.84)	$4.47	$(0.72)
Pro forma weighted average shares outstanding, basic of International Automotive Components Group, S.A.	23.3	23.6	23.9	22.3	20.7	20.7	20.7
Pro forma weighted average shares outstanding, diluted of International Automotive Components Group, S.A.	23.3	23.6	24.0	22.3	20.7	20.8	20.7

						Six Months Ended
	Years Ended December 31,
						June 30, 2012	June 29, 2013
(In millions)	2008	2009	2010	2011	2012
						(unaudited)
Statement of Cash Flow Data:
Net cash from operating activities	$(65)	$(11)	$63	$69	$94	$44	$64
Net cash from investing activities	(165)	(96)	(76)	(194)	(132)	(58)	(77)
Net cash from financing activities	47	93	(34)	151	25	(15)	42

	As of December 31
						As of June 29, 2013
(In millions)	2008	2009	2010	2011	2012
						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$132	$121	$79	$104	$91	$118
Property, plant and equipment, net	622	672	625	683	707	700
Total assets	1,677	1,739	1,737	1,947	1,995	2,132
Long-term debt (including current portion)	172	220	222	555	589	607
Total debt	178	265	256	577	612	651
Total equity	596	523	533	372	344	329

						Six Months Ended
	Years Ended December 31,
						June 30, 2012	June 29, 2013
(In millions)	2008	2009	2010	2011	2012
						(unaudited)
Other Financial Data:
Adjusted EBITDA (unaudited)(b)	$28	$(3)	$208	$216	$211	$130	$100
Adjusted EBITDA margin (unaudited)(c)	0.7%	(0.1)%	5.5%	4.9%	4.5%	5.4%	3.9%
Depreciation and amortization expense	$131	$122	$125	$124	$131	$64	$61
Capital expenditures	132	81	90	172	161	69	78

(a)
As of June 29, 2013, the capital structure of International Automotive Components Group, S.A. consisted of 20.8 million common shares issued and outstanding. Contemporaneously with the completion of this offering, the North American LLC will distribute the common stock it holds in International Automotive Components Group, S.A. to its existing shareholders and will be eliminated from our corporate structure. Pro forma net income (loss) per share is computed based on the capital structure of International Automotive Components Group, S.A.

Basic pro forma net (loss) income per share is computed by dividing net (loss) income attributable to IAC shareholders by the weighted average number of common shares of International Automotive Components Group, S.A. outstanding during the period. Diluted pro forma net (loss) income per share includes the weighted average dilutive effect of common stock equivalents outstanding during the period which would arise from restricted stock awards, the exercise of options, excluding those awards that would be anti-dilutive. For the six months ended June 30, 2012 and June 29, 2013 and the years ended December 31, 2008, 2009, 2010, 2011 and 2012, 0.3 million, 0.3 million, 0.4 million, 0.4 million, 0.4 million, 0.3 million, and 0.3 million options were excluded from diluted pro forma net (loss) income per share because they are not vested and exercisable until a "reorganization event" occurs, which had not occurred at the end of any reporting period. For the six months ended June 30, 2012 and June 29, 2013, and the years ended December 31, 2008, 2009, 2010, 2011 and 2012, common share equivalents of 0.2 million, 0.3 million, 0.3 million, 0.3 million, 0.3 million, 0.2 million and 0.3 million, respectively, were excluded from diluted pro forma net income (loss) per share because their inclusion would be anti-dilutive.

(b)
Adjusted EBITDA is a non-GAAP financial measure that we define as net (loss) income before interest income and expense, taxes, depreciation and amortization and certain other adjustments, such as impairment charges, restructuring charges, foreign exchange gains and losses, acquisition and reorganization related items and other significant non-cash charges that we exclude because we believe they are not indicative of the ongoing performance of our core operations. Adjusted EBITDA is a key metric used by our management to evaluate business performance in comparison to budgets, forecasts, prior year financial results and other companies in the automotive industry, providing a measure that management believes reflects our core operating performance. We believe that Adjusted EBITDA supplements our U.S. GAAP results to provide a more complete understanding of the results of our business. We believe Adjusted EBITDA is useful to our investors and other parties for these same reasons.

Adjusted EBITDA is not a measure of operating performance computed in accordance with U.S. GAAP and should not be considered as a substitute for net income or other measures of profitability. Although Adjusted EBITDA and similar non-GAAP measures are used by investors and others in our industry, there are limitations to using these non-GAAP measures and they should not be considered in isolation or as a substitute to our U.S. GAAP results of operations. These limitations include (i) other companies in our industry may define Adjusted EBITDA differently than we do and, as a result, it may not be comparable to similar measures reported by other companies in our industry; and (ii) Adjusted EBITDA may exclude certain financial information that some may consider important in evaluating our financial performance. Adjusted EBITDA may not be indicative of historical operating results, and we do not intend for it to be predictive of future results of operations.

The following table presents a reconciliation of Adjusted EBITDA to net (loss) income, which is the most directly comparable U.S. GAAP measure, for the periods presented.

						Six Months Ended
	Years Ended December 31,
						June 30, 2012	June 29, 2013
(In millions)	2008	2009	2010	2011	2012
						(unaudited)
Adjusted EBITDA	$28	$(3)	$208	$216	$211	$130	$100
Depreciation and amortization	(131)	(122)	(125)	(124)	(131)	(64)	(61)
Reduction of unfavorable customer contracts liability(1)	88	51	40	16	13	8	3
Acquisition and reorganization costs(2)	(3)	(10)	(19)	(8)	—	—	—
Impairment charges(3)	(56)	(17)	(50)	(5)	(123)	—	—
Restructuring charges	(70)	(17)	(24)	(10)	(14)	(2)	(7)
Interest expense, net	(10)	(23)	(20)	(43)	(50)	(24)	(24)
Foreign currency (loss) gain	(57)	9	(1)	(26)	(6)	(12)	(9)
Gain on acquisition(4)	—	42	9	—	—	—	—
Other (expense) income, net	(2)	6	(1)	—	—	1	3
Income tax (provision) benefit	(28)	(4)	9	(22)	62	56	(21)

Net (loss) income	$(241)	$(88)	$26	$(6)	$(38)	$93	$(16)

(1)
Represents contracts previously entered into by acquired entities to supply products to our customers at selling prices that are not sufficient to cover the direct cost to produce such products. The liability for unfavorable contracts, which was assumed and recorded as part of our purchase accounting, is relieved against cost of goods sold as units are delivered in proportion to total units expected to be delivered in accordance with the terms of the customer contracts.

(2)
Represents costs incurred in connection with successful and potential acquisitions, as well as costs related to our structural reorganization.

(3)
Represents asset impairment charges related to property, plant and equipment, goodwill and intangible assets. See Notes 7 and 8 of our audited consolidated financial statements included elsewhere in this prospectus.

(4)
Represents a gain related to the acquisitions of the North American operations of Stankiewicz GmbH in 2010, and the acquisition of certain assets of AMPRO Molding, LLC in 2010. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.
(c)
Represents Adjusted EBITDA divided by sales. We believe that Adjusted EBITDA margin is useful to investors in evaluating our performance because Adjusted EBITDA margin is a commonly used financial metric for measuring and comparing the operating performance of companies in our industry. In addition, we use Adjusted EBITDA margin because we believe it is helpful to us and to investors when comparing our performance over various reporting periods on a consistent basis, as Adjusted EBITDA excludes items that we do not believe reflect our core operating performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis includes forward-looking statements that are subject to risks, uncertainties, assumptions and other factors described under the caption "Risk Factors." These or other factors could cause our actual results and/or the timing of certain events to differ materially from the expectations, plans or objectives expressed or anticipated in, or implied by, those forward-looking statements. See "Special Note Regarding Forward-Looking Statements." Unless otherwise indicated, all references to "$" and "dollars" in this discussion and analysis mean U.S. dollars.

Company Overview

              We are a leading global supplier of automotive interior components and systems serving all of the major multinational automotive OEMs. We offer OEM customers around the world a broad portfolio of components and systems through our core product categories, including instrument panels, consoles & cockpits; door & trim systems; flooring & acoustic systems; and headliner & overhead systems; as well as other interior & exterior components. Our manufacturing capabilities include compression, injection and blow molding technologies as well as various trimming and finishing methods. Through such broad manufacturing capabilities and technologies, we are able to provide an array of product solutions across various price points to meet customer design and cost needs.

              We have a geographically-diversified footprint with 80 manufacturing facilities operating across 19 countries. We believe that we have an efficient and low-cost global footprint. We currently operate through three geographic segments: North America, Europe and Asia. Since our formation, we have completed 16 acquisitions throughout North America, Europe and Asia. These acquisitions expanded our product capabilities, strengthened and broadened our relationships with OEMs, helped reinforce our product focus, leveraged our program management process and expanded our low-cost global manufacturing footprint. Additionally, we have made greenfield investments in emerging economies, building multiple new facilities from the ground up in countries such as China, India, and Romania. As OEMs increase their use of global vehicle platforms, we have the ability to manufacture and supply our portfolio of products across numerous geographies.

Factors Affecting Our Results of Operations

              Economic conditions.    Our sales are driven by the strength of the global automotive industry, which tends to be highly correlated to global macroeconomic conditions. The strength of the automotive industry dictates the volume of purchases of our products by the OEM customers to satisfy consumer demand. The economy continues to recover from an unprecedented downturn during the latter half of 2008 and throughout 2009, led by the recession in the United States and followed by declines in many major markets around the world. In 2012, global vehicle production volumes rebounded to 82 million, with production in North America, Europe and Japan increasing 79.8%, 18.6% and 26.1%, respectively, over vehicle production volumes at the bottom of the downturn in 2009. Although there continues to be a significant amount of economic uncertainty, demand for light vehicles has remained fairly stable, increasing 1.4% in the first half of 2013 as compared to the same period in 2012. While global vehicle production volumes during recent years have stabilized, European and Japanese markets continue to weaken. Vehicle production volumes in Europe and Japan decreased 3.8% and 13.2%, respectively, for the first half of 2013 as compared to the same period in 2012, while increasing in North America by 3.5%. In response to decreasing vehicle production volumes in Europe and Japan, we, along with many of our customers and suppliers, have taken and may continue to take actions to adjust capacity and cost structure within these regions. Such actions include facility closures or divestitures, moving and consolidating production amongst facilities, in-sourcing production of certain components, and other reductions in workforce (both temporary and permanent labor force). In addition to undertaking non-headcount related cost-saving initiatives and reducing our temporary workforce in Europe, we have announced our intention to close one facility by the end of 2013 and will close another by the end of 2014. In Japan, we recently announced a voluntary early retirement program which we expect to take place by the end of 2013 at a cost of approximately $1 million as individuals elect to participate. IHS Automotive expects vehicle production volumes for full year 2013 to increase in North America and China when compared to 2012, and to decline in Europe and Japan. Sales in our North America, Europe and Asia segment accounted for 53.9%, 42.9% and 3.2%, respectively, of our global sales for the six months ended June 29, 2013, and 52.3%, 42.8% and 4.9%, respectively, of our global sales for the six months ended June 29, 2012. Sales in Japan represent 58.8% and 74.1% of our total Asia sales for the six months ended June 29, 2013 and June 30, 2012, respectively.

              Share-based compensation.    As of June 29, 2013, options to acquire 0.3 million common shares of International Automotive Components Group S.A. under the 2006 European Plan were outstanding. All options under this plan vest and become exercisable upon the occurrence of a "reorganization event," which is defined as a merger, change of control, liquidation, or admission of our common stock for trading on a registered stock exchange. The options expire if not exercised within 30 days after certain reorganization events and otherwise automatically expire in September 2018. Upon completion of this offering, we expect to recognize $3 million of non-cash compensation expense related to these options.

              Expansion into emerging markets.    Rising income levels in emerging markets are resulting in stronger growth rates in these markets. We continue to optimize our global footprint to take advantage of the expected growth opportunities in these regions. We believe these fast-growing regions offer opportunities to increase sales and market share, as well as realize incremental margin improvements as demand continues to grow in these regions. We will continue to evaluate alliances, new facilities, acquisitions and other opportunities to increase our presence in these and other important markets. Our efforts to increase our presence in emerging markets may involve substantial investments in the future.

              Our growth in the Asia-Pacific region has expanded year-over-year and now includes a total of 20 manufacturing locations, as well as six design, technical and commercial centers and joint ventures in China, India, Japan, Korea and Thailand, serving a broad customer base that includes the multinational and domestic OEMs. We have invested in manufacturing operations, both wholly-owned and joint venture relationships, in the Asia-Pacific region to support our growth efforts, to strengthen our relationship with existing customers, as well as to develop new customer relationships.

              Acquisitions and Joint Ventures.    Since our formation, we have completed 16 acquisitions throughout the globe. These acquisitions impact the comparability of our results of operations because sales and related costs attributable to an acquisition are included in our results of operations only from the date of acquisition. Additionally, we have implemented specific restructuring plans and incurred significant restructuring charges to integrate our acquired businesses. We intend to pursue strategic acquisitions to expand our market share in existing markets, increase penetration into emerging markets, gain access to new technologies and further leverage our global operating platform and established customer relationships.

              We have formed joint ventures to gain entry into new markets, facilitate the exchange of technical information, expand our product offerings and broaden our customer base. We currently maintain five joint ventures in our Asia segment and two joint ventures in our North America segment.

We believe that our joint ventures have provided, and will continue to provide, the opportunity to expand business relationships with OEM customers around the world.

              Product pricing.    Customers have historically requested, and will likely continue to request, that we agree to selling price reductions as part of initial business awards and over the life of the contracts. At the same time, we are required to assume significant responsibility for the design, development and engineering of our products. We attempt to mitigate the impact of these selling price reductions by negotiating with our suppliers and implementing internal cost reductions through manufacturing efficiencies and supply chain management. We also seek to enhance our financial performance by investing in product development, design capabilities and new product initiatives that respond to the needs of our customers and consumers. However, to the extent our cost reductions are not sufficient to support committed price reductions, our profit margins could be negatively affected.

              The terms of our agreements with our customers vary with respect to ownership of third-party components related to the assembly process. Under certain contracts, purchased components included in the assembly process are included in our inventory and cost of sales, and reflected on a full-cost basis in the selling price of the final assembled product. We refer to such components as "pass through content" and the programs as "directed source." Other contracts provide that purchased components are held on a consignment basis, and that the selling price of the final assembled product reflects a value-added assembly fee only. The composition of directed source programs as compared to those only reflecting a value-added assembly fee can impact our gross profit as a percentage of sales.

              Raw material prices.    Volatility in pricing of raw materials used in our manufacturing processes, such as resins, nylon fibers and other petroleum-based products, is an ongoing concern for our business, and continues to be an operational and financial focus for us. The costs of these products are subject to inflationary and market pricing pressures and as such, have fluctuated over the past several years. Unfavorable industry conditions over the last several years have also resulted in financial distress within our supply base and an increase in the risk of supply disruption. To mitigate fluctuations and better control our raw material costs, we have vertically integrated the compounding of certain resins and urethanes. We also participate in various customer sponsored resin programs. Since our formation, we have increased our participation in these programs and remain focused on further mitigating our exposure to raw material prices. However, it is generally difficult to pass the full extent of increased prices for manufactured components and raw materials through to our customers in the form of price increases. We expect to experience continued volatility in the price of raw materials, which will have a net impact on our operating results. Overall, our cost of materials amounted to approximately 61.3% and 61.6% of sales for the three and six months ended June 29, 2013, respectively, and 62.4% and 62.1% of sales for the three and six months ended June 30, 2012, respectively. Our cost of materials amounted to 62.1%, 63.4%, and 61.2% of sales for the years ended December 31, 2012, 2011 and 2010, respectively.

              Foreign exchange.    We are subject to foreign exchange transaction and translation risk as a result of our global operations. Our foreign exchange transaction risk is partially mitigated because the currency in which certain of our costs are paid is the same currency in which we generate sales in a particular country. We selectively use derivative instruments to reduce market risk associated with changes in foreign currency. Gains and losses from foreign currency transactions are included in net income (loss). This can include the translation of indebtedness denominated in a currency other than the functional currency of the legal entity holding the instrument, which may have a significant, non-cash impact on our net income (loss). This translation has an unfavorable impact on our net income (loss) when the U.S. dollar is stronger than other currencies and a favorable impact when the U.S. dollar is weaker.

              Recovery of engineering costs.    Historically, we have entered into contracts with our customers where the customers have guaranteed a certain amount of recovery of our engineering costs. This guarantee of recovery has allowed us to capitalize some of our engineering costs. Certain of our customers are eliminating these types of provisions in contracts for new business awards. As a result, we are experiencing an increase in our engineering costs included in selling, general and administrative expenses, a reduction in the amounts that can be capitalized and increased recognition of recovery of engineering costs through product sales over the life of a program.

              Capital investment.    The automotive industry is typically capital intensive. Lead times for procurement of capital equipment are long, typically beginning one to two years prior to the start of production. Our operational focus remains on leveraging prior investments in capital on new programs and directing our investment in capital equipment on high-volume customer programs.

              Seasonality and Cyclicality.    Our business is moderately seasonal because our OEM customers typically shut down vehicle production during certain months or weeks of the year. Many North American customers typically close assembly plants for two weeks in July and one week in December. Customers in Europe historically shut down vehicle production during portions of July and August and one week in December. Shut-down periods in Asia generally vary by country, but typically coincide with national festivals or holidays. In addition, consumer demand for new vehicles typically softens during the holiday season and the winter months in North America and Europe generally, which may impact our business in the fourth quarter. However, broader economic trends, such as cyclical downturns in consumer demand for vehicles, have historically had a greater impact on sales than seasonal fluctuations. During these downturns the customers will generally reduce the number of production days to meet the lower demands and reduce excess vehicle inventory.

              Life cycle of our agreements.    Our agreements with OEMs typically follow one of two patterns. Agreements for new vehicle platforms normally span the life of the platform, often with periods of two to three years before the vehicles are marketed to the public. Agreements for design improvements to existing vehicles typically have shorter expected life cycles and development periods. Typically, once a supplier has been designated to supply components and systems for a new platform, an OEM purchases those products from the designated supplier for the life of the platform. For any given agreement, our revenues depend in part upon the life cycle status of the applicable product platform. Overall, our revenues are enhanced to the extent that the products we are assembling and producing are in the peak production periods of their life cycles. Generally, our costs are higher at the beginning of the platform life as a result of platform launch costs.

Basis of Presentation

              We follow a fiscal calendar that ends on December 31. Each quarter generally has three periods consisting of two four-week periods and one five-week period. Each quarterly period ends on a Saturday, with the exception of the fourth quarter of the year, which always ends on December 31.

CONSOLIDATED RESULTS OF OPERATIONS

              We typically experience fluctuations in our sales due to volume and mix, selling price adjustments and fluctuations in foreign exchange. In addition to the items impacting our sales, our gross profit is also impacted by continuous improvement initiatives and material and wage economics. When we refer to volume and mix, we are referring to the relative composition of revenues and profitability of the programs for which we manufacture products. Selling price adjustments represent pricing reductions, both contractual and non-contractual, negotiated with our customers over the life of the vehicle programs as well as other changes that may impact the pricing of particular products. Continuous improvement initiatives are in reference to our efforts to increase efficiency, reduce scrap and other costs at our plants. Material economics include the impact of raw material price changes and inflation. Wage and benefit economics include inflation and changes in the total compensation provided to our employees.

              The following table sets forth certain consolidated statements of operations data for the periods indicated (in millions, except for percentages).

	Three Months Ended				Six Months Ended
	June 29, 2013	June 30, 2012	Dollar Change	Percent Change	June 29, 2013	June 30, 2012	Dollar Change	Percent Change
	(unaudited)				(unaudited)
Sales	$1,321	$1,189	$132	11.1%	$2,564	$2,418	$146	6.0%
Cost of goods sold	1,208	1,090	118	10.8	2,368	2,199	169	7.7

Gross profit	113	99	14	14.1	196	219	(23)	(10.5)
Selling, general and administrative expenses	79	72	7	9.7	155	146	9	6.2
Restructuring charges	1	2	(1)	*	7	2	5	*

Operating income	33	25	8	*	34	71	(37)	*
Other expense	22	30	(8)	*	30	35	(5)	*

Income (loss) before income tax provision (benefit) and equity in net income of affiliates	11	(5)	16	*	4	36	(32)	*
Income tax provision (benefit)	13	(70)	83	*	21	(56)	77	*
Equity in net income of affiliates, net of tax	(1)	(1)	—	*	(1)	(1)	—	*

Net (loss) income	(1)	66	(67)	*	(16)	93	(109)	*
Less: net income attributable to noncontrolling interest	—	—	—	*	(1)	—	(1)	*

Net (loss) income attributable to IAC shareholders	$(1)	$66	$(67)	*	$(15)	$93	$(108)	*

*
Percent change not meaningful.

Three Months Ended June 29, 2013 Compared To Three Months Ended June 30, 2012

              Sales.    Sales were $1,321 million for the three months ended June 29, 2013 as compared to $1,189 million for the three months ended June 30, 2012, an increase of $132 million, or 11.1%. This increase was primarily attributable to a $123 million increase in vehicle production volumes in North America and increased vehicle production volumes on certain of our programs in Europe. Favorable foreign currency fluctuations of $7 million also increased sales.

              Cost of goods sold.    Cost of goods sold was $1,208 million, or 91.4% of sales for the three months ended June 29, 2013, as compared to $1,090 million, or 91.7% of sales for the three months ended June 30, 2012, an increase of $118 million, or 10.8%. This increase was primarily attributable to higher costs associated with the increase in sales, unfavorable wage and benefit economics and foreign currency fluctuations, which increased cost of goods sold by $101 million, $9 million and $7 million, respectively. These increases were partially offset by $9 million in favorable material economics.

              Gross profit.    Gross profit was $113 million, or 8.6% of sales for the three months ended June 29, 2013, as compared to $99 million, or 8.3% of sales for the three months ended June 30, 2012, an increase of $14 million, or 14.1%. This increase was primarily attributable to increased vehicle production volumes, operational improvements and material economics of $22 million, $12 million and $9 million, respectively. These increases were partially offset by unfavorable wage and benefit economics of $9 million.

              Selling, general and administrative expenses.    Selling, general, and administrative expenses were $79 million, or 6.0% of sales for the three months ended June 29, 2013, as compared to $72 million, or 6.1% of sales for the three months ended June 30, 2012, an increase of $7 million, or 9.7%. This increase was primarily attributable to increased engineering costs.

              Restructuring charges.    Restructuring charges were $4 million and $2 million for the three months ended June 29, 2013 and June 30, 2012, respectively. For the three months ended June 29, 2013, we recorded $3 million of restructuring charges in Europe related to the closure of a manufacturing facility, of which $2 million related to employee severance and termination benefit costs and $1 million related to lease cancellation fees. We also incurred $1 million of equipment relocation costs for the three months ended June 29, 2013 in North America related to the closure of a manufacturing facility. For the three months ended June 30, 2012, we incurred restructuring charges of $2 million in Europe related to the closure of a manufacturing facility. Restructuring charges are presented net of reimbursements in the consolidated statements of operations.

              Other expense.    Other expense was $22 million for the three months ended June 29, 2013 as compared to $30 million for the three months ended June 30, 2012. The change was primarily driven by reduced foreign currency losses of $9 million, partially offset by increased interest expense of $2 million.

              Income tax provision (benefit).    The income tax provision (benefit) for the three months ended June 29, 2013 and June 30, 2012 was $13 million and $(70) million, respectively, on pre-tax income (loss) of $11 million and $(5) million, respectively. Our effective tax rates for the three months ended June 29, 2013 and June 30, 2012 were 118.2% and 1,400.0%, respectively.

              The effective tax rate of 118.2% for the three months ended June 29, 2013 varies from the 2013 statutory rate of 22.5% primarily due to the exclusion of jurisdictions with a projected loss for the year where no tax benefit can be recognized from the estimated annual effective tax rate and the mix of earnings in other jurisdictions for which the statutory rate varies.

              The effective tax rate of 1,400.0% for the three months ended June 30, 2012 varies from the 2012 statutory rate of 22.1% primarily due to the exclusion of jurisdictions with a projected loss for the year where no tax benefit can be recognized from the estimated annual effective tax rate and the mix of earnings in other jurisdictions for which the statutory rate varies. During the three months ended June 30, 2012, we recorded an income tax benefit of $74 million associated with the U.S. valuation allowance reversal and change in permanent reinvestment assertion for certain Canadian operations. Excluding the effects of this benefit, we would have an effective tax rate of (80.0)% for the three months ended June 30, 2012.

Six Months Ended June 29, 2013 Compared To Six Months Ended June 30, 2012

              Sales.    Sales were $2,564 million for the six months ended June 29, 2013 as compared to $2,418 million for the six months ended June 30, 2012, an increase of $146 million, or 6.0%. This increase was primarily attributable to a $127 million increase in vehicle production volumes in North America and increased vehicle production volumes on certain of our programs in Europe. Favorable foreign currency fluctuations of $15 million were partially offset by selling price reductions.

              Cost of goods sold.    Cost of goods sold was $2,368 million, or 92.4% of sales for the six months ended June 29, 2013, as compared to $2,199 million, or 90.9% of sales for the six months ended June 30, 2012, an increase of $169 million, or 7.7%. This increase was primarily attributable to higher costs associated with the increase in sales, unfavorable wage and benefit economics and foreign currency fluctuations, which increased cost of goods sold by $121 million, $19 million and $15 million, respectively. These increases were partially offset by $11 million of favorable material economics.

              Gross profit.    Gross profit was $196 million, or 7.6% of sales for the six months ended June 29, 2013, as compared to $219 million, or 9.1% of sales for the six months ended June 30, 2012, a decrease of $23 million, or 10.5%. This decrease was primarily attributable to unfavorable wage and benefit economics of $19 million and selling price reductions. This decrease was partially offset by favorable material economics of $11 million.

              Selling, general and administrative expenses.    Selling, general, and administrative expenses were $155 million, or 6.0% of sales for the six months ended June 29, 2013, as compared to $146 million, or 6.0% of sales for the six months ended June 30, 2012, an increase of $9 million, or 6.2%. This increase was primarily attributable to increased engineering costs.

              Restructuring charges.    Restructuring charges were $10 million and $2 million for the six months ended June 29, 2013 and June 30, 2012, respectively. For the six months ended June 29, 2013, we recorded $4 million of employee severance and termination benefit costs in Europe, as such charges were probable and estimable. In addition, we recorded $3 million of equipment relocation costs in North America related to the closure of a manufacturing facility and $3 million in restructuring charges in Europe related to the closure of a manufacturing facility, of which $2 million related to employee severance and termination benefit costs and $1 million related to lease cancellation fees. For the six months ended June 30, 2012, we incurred restructuring charges of $2 million in Europe related to the closure of a manufacturing facility. Restructuring charges are presented net of reimbursements in the consolidated statements of operations.

              Other expense.    Other expense was $30 million for the six months ended June 29, 2013 as compared to $35 million for the six months ended June 30, 2012. The change was driven by reduced foreign currency losses of $3 million and a $2 million increase to other income.

              Income tax provision (benefit).    The income tax provision (benefit) for the six months ended June 29, 2013 and June 30, 2012 was $21 million and $(56) million, respectively, on pre-tax income of $4 million and $36 million, respectively. Our effective tax rates for the six months ended June 29, 2013 and June 30, 2012 were 525.0% and (155.6)%, respectively.

              The effective tax rate of 525.0% for the six months ended June 29, 2013 varies from the 2013 statutory rate of 22.5% primarily due to the exclusion of jurisdictions with a projected loss for the year where no tax benefit can be recognized from the estimated annual effective tax rate and the mix of earnings in other jurisdictions for which the statutory rate varies. During the six months ended June 29, 2013, the Company recorded a $2 million income tax benefit associated with the 2012 U.S. R&D tax credit as a result of its retroactive reinstatement that was signed into U.S. law on January 2, 2013.

              The effective tax rate of (155.6)% for the six months ended June 30, 2012 varies from the 2012 statutory rate of 22.1% primarily due to the exclusion of jurisdictions with a projected loss for the year where no tax benefit can be recognized from the estimated annual effective tax rate and the mix of earnings in other jurisdictions for which the statutory rate varies. During the six months ended June 30, 2012, we recorded an income tax benefit of $74 million associated with the U.S. valuation allowance reversal and change in permanent reinvestment assertion for certain Canadian operations. Excluding the effects of this benefit, we would have an effective tax rate of 50.0% for the six months ended June 30, 2012.

Year Ended December 31, 2012 as Compared to Year Ended December 31, 2011

              The following table sets forth certain consolidated statements of operations data for the periods indicated (in millions, except for percentages).

	Years Ended December 31,
			Dollar Change	Percent Change
	2012	2011
Sales	$4,712	$4,414	$298	6.8%
Cost of goods sold	4,340	4,028	312	7.7

Gross profit	372	386	(14)	(3.6)
Selling, general and administrative expenses	280	292	(12)	(4.1)
Asset impairments	123	5	118	*
Restructuring charges	14	10	4	*

Operating (loss) income	(45)	79	(124)	*
Other expense	56	69	(13)	*

(Loss) income before income tax (benefit) provision and equity in net income of affiliates	(101)	10	(111)	*
Income tax (benefit) provision	(62)	22	(84)	*
Equity in net income of affiliates, net of tax	(1)	(6)	5	*

Net loss	(38)	(6)	(32)	*
Less: net income attributable to noncontrolling interest	—	1	(1)	*

Net loss attributable to IAC shareholders	$(38)	$(7)	$(31)	*

*
Percentage change not meaningful

              Sales.    Sales increased $298 million, or 6.8%, for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Favorable vehicle production volume of $470 million is primarily attributable to increases in North America as well as increases in Europe related to newly launched programs with considerable pass-through content, which were partially offset by the conclusion of certain customer programs and decreased vehicle production volumes on other programs. Unfavorable foreign currency fluctuations of $128 million and selling price reductions of $37 million partially offset the volume increases.

              Cost of goods sold.    Cost of goods sold was $4,340 million, or 92.1% of sales for the year ended December 31, 2012 as compared to $4,028 million, or 91.3% of sales for the year ended December 31, 2011, an increase of $312 million, or 7.7%. This increase was primarily attributable to higher material, labor and overhead costs associated with the increase in sales of $450 million, which included the impact of newly launched programs with considerable pass-through content. Unfavorable wage and benefit economics also increased cost of goods sold by $38 million. These increases were partially offset by favorable foreign currency fluctuations of $125 million and favorable material economics of $23 million.

              Gross profit.    Gross profit was $372 million, or 7.9% of sales for the year ended December 31, 2012 as compared to $386 million, or 8.7% of sales for the year ended December 31, 2011, a decrease of $14 million, or 3.6%. This decrease was primarily attributable to selling price reductions of $37 million, increased wage and benefit costs of $38 million and increased launch costs to support new programs. These decreases were partially offset by operational performance of $40 million and favorable volume and mix of $20 million.

              Selling, general and administrative expenses.    Selling, general and administrative expenses were $280 million, or 5.9% of sales for the year ended December 31, 2012 as compared to $292 million, or 6.6% of sales for the year ended December 31, 2011, a decrease of $12 million, or 4.1%. This decrease was primarily attributable to costs incurred in the prior year for the Company's reorganization of $8 million, the net bad debt expense related to a distressed customer of $3 million, along with foreign currency fluctuations of $6 million. These decreases were partially offset by increased engineering costs to support new programs.

              Asset impairments.    Asset impairment charges were $123 million for the year ended December 31, 2012 as compared to $5 million for the year ended December 31, 2011. During the fourth quarter of 2012, we determined that goodwill impairment indicators existed in our Europe segment due to a decline in expected cash flows driven by continued operating losses, the deterioration in the European macroeconomic environment, and unfavorable changes to the product mix of future business. We conducted our annual impairment analysis of goodwill as of the first day of our fourth quarter. Based on the results of this analysis, we recorded an impairment charge of $90 million for the year ended December 31, 2012, which represented all of our goodwill attributable to the Europe segment. We also performed an impairment analysis of our definite-lived intangible assets in our Europe segment in the fourth quarter of 2012. Based on the results of this analysis, we determined that certain intangible assets in the Europe segment were impaired, and therefore recorded a $6 million impairment charge in the fourth quarter of 2012.

              In connection with the above analysis regarding goodwill and intangible assets in Europe segment, we conducted an assessment for the impairment of certain property, plant and equipment within each of our segments based on certain triggering events. As a result, property, plant and equipment impairment charges of $27 million were recorded for the year ended December 31, 2012. We recorded impairment charges of $18 million in Europe related to a decline in expected cash flows driven by continued operating losses, the deterioration in the European macroeconomic environment, and unfavorable changes to the product mix of future business. In addition, the impairment charges included $6 million related to assets in Asia due to the loss of certain vehicle programs combined with unfavorable changes to the product mix of future business and $3 million related to assets at a facility in North America due to unfavorable changes to the product mix. During the fourth quarter of 2011, property, plant and equipment impairment indicators were identified at a facility in North America as a result of production ending for a certain vehicle program, a decline in future production expectations for replacement and new programs, and a decline in the corresponding cash flows and an impairment charge of $5 million was recorded.

              Restructuring charges.    Restructuring charges were $14 million for the year ended December 31, 2012, as compared to $10 million for the year ended December 31, 2011. For the year ended December 31, 2012, we incurred $13 million of employee severance and termination benefit charges in North America and Europe, and $1 million of equipment relocation charges in North America. This includes $10 million of charges that were probable and estimable in North America and Europe, as well as $3 million to adjust the management structure within our Europe segment, which is intended to result in enhanced alignment with the management and operations in our other segments. For the year ended December 31, 2011, we incurred charges related to previously announced closures of manufacturing facilities in North America to move equipment and exit other facilities, and employee severance and termination benefits in our Europe segment.

              Other expense.    Other expense was $56 million for the year ended December 31, 2012 as compared to $69 million for the year ended December 31, 2011. The change was primarily driven by a reduced foreign currency impact of $20 million partially offset by increased interest expense of $10 million in 2012, primarily resulting from a full year of interest charges on the $300 million aggregate principal amount of Senior Secured Notes, which were issued during the second quarter of 2011. The foreign currency change was primarily attributable to reduced exposure from transactions in currencies other than the functional currency of our operations.

              Income tax (benefit) provision.    The income tax (benefit) provision for the years ended December 31, 2012 and December 31, 2011 was $(62) million and $22 million on pretax (loss) income of $(101) million and $10 million, respectively. Our effective tax rates for the years ended December 31, 2012 and December 31, 2011 were 61.4% and 220.0%, respectively.

              The effective tax rate of 61.4% for the year ended December 31, 2012 varies from the 2012 statutory rate of 22.1% primarily due to the exclusion of jurisdictions with a projected loss for the year where no tax benefit can be recognized from the estimated annual effective tax rate and the mix of earnings in other jurisdictions for which the statutory rate varies. In addition, the Company recorded an income tax benefit of $101 million associated with the U.S. valuation allowance reversal and change in permanent reinvestment assertion for certain Canadian operations and an increase in income tax expense of $15 million associated with the goodwill impairment. Removing the effects of these items, the Company would have an effective tax rate of (23.8%).

              The effective tax rate of 220.0% for the year ended December 31, 2011 varies from the 2011 statutory rate of 22.1% primarily due to the exclusion of jurisdictions with a projected loss for the year where no tax benefit can be recognized from the estimated annual effective tax rate and the mix of earnings in other jurisdictions for which the statutory rate varies.

Year Ended December 31, 2011 as Compared to Year Ended December 31, 2010

              The following table sets forth certain consolidated statements of operations data for the periods indicated (in millions, except for percentages).

	Years Ended December 31,
			Dollar Change	Percent Change
	2011	2010
Sales	$4,414	$3,748	$666	17.8%
Cost of goods sold	4,028	3,391	637	18.8

Gross profit	386	357	29	8.1
Selling, general and administrative expenses	292	255	37	14.5
Asset impairments	5	50	(45)	*
Restructuring charges	10	24	(14)	*

Operating income	79	28	51	*
Other income	69	13	56	*

Income before income tax provision (benefit) and equity in net income of affiliates	10	15	(5)	*
Income tax provision (benefit)	22	(9)	31	*
Equity in net income of affiliates, net of tax	(6)	(2)	(4)	*

Net (loss) income	(6)	26	(32)	*
Less: net income attributable to noncontrolling interest	1	1	—	*

Net (loss) income attributable to IAC shareholder	$(7)	$(25)	$(32)	*

*
Percentage change not meaningful

              Sales.    Sales were $4,414 million for the year ended December 31, 2011 as compared to $3,748 million for the year ended December 31, 2010, an increase of $666 million, or 17.8%. This increase was primarily attributable to higher vehicle production volumes and increased volume of pass-through content in Europe, which together positively impacted sales by $592 million, and the favorable impact of foreign currency fluctuations of $123 million. Selling price reductions partially offset these increases.

              Cost of goods sold.    Cost of goods sold was $4,028 million for the year ended December 31, 2011 as compared to $3,391 million for the year ended December 31, 2010, an increase of $637 million, or 18.8%. Higher vehicle production volumes, including increased pass-through content in Europe, and the impact of foreign currency fluctuations increased cost of goods sold by $462 million and $117 million, respectively. Savings from operational improvements did not fully offset other cost increases which include the impact of increasing resin costs and launch activity.

              Gross profit.    Gross profit was $386 million, or 8.7% of sales for the year ended December 31, 2011 as compared to $357 million, or 9.5% of sales for the year ended December 31, 2010, an increase of $29 million. The favorable impact of the increased vehicle production volumes was offset by a $34 million negative impact due to increased cost of raw materials (primarily resins), increased launch activity, costs of business transfers amongst our facilities which were directed by our customers, a $3 million write-down of inventory related to a distressed customer and inefficiencies related to the distressed customer and a distressed supplier.

              Selling, general and administrative expenses.    Selling, general and administrative expenses were $292 million, or 6.6% of sales for the year ended December 31, 2011 as compared to $255 million, or 6.8% of sales for the year ended December 31, 2010. The increase of $37 million was primarily driven by increased engineering costs to support new programs as well as a customer trend toward engineering reimbursements in piece prices rather than contractually guaranteed lump sum reimbursements and increased wage and benefit costs. Selling, general and administrative expenses for the year ended December 31, 2011 also include $3 million of bad debt expense related to a distressed customer.

              Asset impairments.    Property, plant, and equipment impairment charges were $5 million for the year ended December 31, 2011 as compared to $50 million for the year ended December 31, 2010. During the fourth quarter of 2011, impairment indicators were identified at a facility in North America as a result of production ending for a certain vehicle program, a decline in future production expectations for replacement and new programs, and a decline in the corresponding cash flows. During the fourth quarter of 2010, impairment indicators were identified in Asia as a result of the loss of certain vehicle programs. The loss of these programs, combined with changes to projected business awards, caused a decline in expected cash flow for these assets.

              Restructuring charges.    Restructuring charges were $10 million for the year ended December 31, 2011. The charges were primarily related to the previously announced closures of manufacturing facilities in North America and consisted of costs to move equipment and exit the facilities. Restructuring charges were $24 million for the year ended December 31, 2010. During 2010, we announced the closure of two North American manufacturing facilities. We also continued restructuring activities that had been initiated in North America and Europe in 2009, which were designed to lower fixed costs, optimize our global manufacturing footprint and improve profitability.

              Other expense.    Other expense was $69 million for the year ended December 31, 2011 as compared to $13 million for the year ended December 31, 2010. The change was driven by the combination of increased interest expense of $23 million, primarily resulting from the issuance of $300 million aggregate principal amount of Senior Secured Notes in June 2011, as well as increased foreign currency loss of $25 million for the year ended December 31, 2011. A gain on acquisition of $9 million in 2010 also resulted in lower other expense when compared to 2011.

              Income tax provision.    Income tax expense for the year ended December 31, 2011 was $22 million on pretax income of $10 million as compared to an income tax benefit of $9 million on pretax income of $15 million for the year ended December 31, 2010, resulting in effective tax rates of 220.0% and (60.0)% for 2011 and 2010, respectively. The effective tax rates vary from the 2011 and 2010 Luxembourg federal statutory rate of 22.1% and 21.8%, respectively, due to several factors. Included in the 2011 and 2010 results are losses in several jurisdictions for which no benefit can be recognized due to valuation allowances recorded against deferred tax assets in those jurisdictions. Included in 2011 and 2010 results are $29 million and $33 million of income, respectively, in several jurisdictions for which no provision was recorded due to the use of deferred tax assets against which a valuation allowance was previously recorded. We generated income in 2011 and 2010 in certain other jurisdictions that resulted in income tax expense. The 2010 tax benefit includes $26 million associated with the reversal of the valuation allowance for Mexico deferred tax assets. The Mexico valuation allowance was reversed since we determined it was more likely than not that our deferred tax assets would be utilized as a result of a positive trend in pretax income and positive forecasts of income. The 2011 tax provision varies from the 2010 tax provision principally due to differing levels of pretax income generated in jurisdictions for which income tax expense was recorded and reversing the Mexico valuation allowance in 2010.

Non-GAAP Measures

              In addition to the results reported in accordance with U.S. GAAP, we have provided information regarding "Adjusted EBITDA." Adjusted EBITDA is a non-GAAP financial measure that we define as net (loss) income before interest, taxes, depreciation and amortization and certain other adjustments, such as impairment charges, restructuring charges, foreign currency gains and losses, acquisition and reorganization costs and other significant non-cash charges and credits that we exclude because we believe they are not indicative of the ongoing performance of our core operations. Adjusted EBITDA is a key metric used by our management to evaluate business performance of each of our operating segments in comparison to budgets, forecasts, prior year financial results and other companies in the automotive industry, providing a measure that management believes reflects our core operating performance. We believe that Adjusted EBITDA supplements our U.S. GAAP results to provide a more complete understanding of the results of our business. We believe Adjusted EBITDA is useful to our investors and other parties for these same reasons.

              Adjusted EBITDA is not a measure of operating performance computed in accordance with U.S. GAAP and should not be considered as a substitute for net (loss) income or other measures of profitability. Although Adjusted EBITDA and similar non-GAAP measures are used by investors and others in our industry, there are limitations to using these non-GAAP measures and they should not be considered in isolation or as a substitute to our U.S. GAAP results of operations. These limitations include (i) other companies in our industry may define Adjusted EBITDA differently than we do and, as a result, it may not be comparable to similar measures reported by other companies in our industry; and (ii) Adjusted EBITDA may exclude certain financial information that some may consider important in evaluating our financial performance. Adjusted EBITDA may not be indicative of historical operating results, and we do not intend for it to be predictive of future results of operations.

              The following table presents a reconciliation of Adjusted EBITDA to net (loss) income, which is the most directly comparable U.S. GAAP measure, for the periods presented (in millions):

	Three Months Ended		Six Months Ended		Year Ended
	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012	2012	2011	2010
	(unaudited)
Adjusted EBITDA	$64	$56	$100	$130	$211	$216	$208
Depreciation and amortization	(30)	(31)	(61)	(64)	(131)	(124)	(125)
Reduction of unfavorable customer contracts liability(1)	1	3	3	8	13	16	40
Acquisition and Reorganization costs(2)	—	—	—	—	—	(8)	(19)
Impairment charges(3)	—	—	—	—	(123)	(5)	(50)
Restructuring	(1)	(2)	(7)	(2)	(14)	(10)	(24)
Interest expense, net	(13)	(11)	(24)	(24)	(50)	(43)	(20)
Foreign currency loss	(10)	(19)	(9)	(12)	(6)	(26)	(1)
Gain on acquisition(4)	—	—	—	—	—	—	9
Other income (expense), net	1	—	3	1	—	—	(1)
Income tax (provision) benefit	(13)	70	(21)	56	62	(22)	9

Net (loss) income	$(1)	$66	$(16)	$93	$(38)	$(6)	$26

(1)
Represents contracts previously entered into by acquired entities to supply products to our customers at selling prices that are not sufficient to cover the direct cost to produce such products. The liability for unfavorable contracts, which was assumed and recorded as part of our purchase accounting, is relieved against cost of goods sold as units are delivered in proportion to total units expected to be delivered in accordance with the terms of the customer contracts.

(2)
Represents costs incurred in connection with successful and potential acquisitions, as well as costs related to our structural reorganization.

(3)
Represents asset impairment charges related to property, plant and equipment, goodwill and intangible assets. See Note 7 and Note 8 to our audited consolidated financial statements.

(4)
Represents a gain related to the acquisitions of the North American operations of Stankiewicz GmbH in 2010, and the acquisition of certain assets of AMPRO Molding, LLC in 2010. See Note 3 to our audited consolidated financial statements.

SEGMENT RESULTS OF OPERATIONS

Three Months Ended June 29, 2013 Compared To Three Months Ended June 30, 2012

North America Segment

              The following table sets forth certain operations data for our North America segment for the periods indicated (in millions):

	Three Months Ended
	June 29, 2013	June 30, 2012	Dollar Change
	(unaudited)
Sales	$723	$636	$87
Adjusted EBITDA	60	52	8

              Sales.    Sales for our North America segment were $723 million for the three months ended June 29, 2013 as compared to $636 million for the three months ended June 30, 2012. The increase of $87 million, or 13.7%, in 2013 as compared to 2012 was primarily attributable to an increase in vehicle production volumes of $81 million.

              Adjusted EBITDA.    Adjusted EBITDA for our North America segment was $60 million for the three months ended June 29, 2013 as compared to $52 million for the three months ended June 30, 2012. The increase of $8 million, or 15.4%, in 2013 as compared to 2012 was primarily attributable to increased vehicle production volumes and favorable material economics of $22 million and $7 million, respectively. These increases were partially offset by increased engineering and corporate costs of $9 million and unfavorable wage and benefit economics of $7 million.

Europe Segment

              The following table sets forth certain operations data for our Europe segment for the periods indicated (in millions):

	Three Months Ended
	June 29, 2013	June 30, 2012	Dollar Change
	(unaudited)
Sales	$556	$497	$59
Adjusted EBITDA	9	5	4

              Sales.    Sales for our Europe segment were $556 million for the three months ended June 29, 2013 as compared to $497 million for the three months ended June 30, 2012. The increase of $59 million, or 11.9%, in 2013 as compared to 2012 was primarily attributable to increases in vehicle production volumes on the platforms supported by our operations in the United Kingdom, which are offset by declines in vehicle production volumes through most of our other European operations, which combined resulted in an increase of $54 million. Foreign currency fluctuation had a favorable impact on sales of $4 million.

              Adjusted EBITDA.    Adjusted EBITDA for our Europe segment was $9 million for the three months ended June 29, 2013 as compared to $5 million for the three months ended June 30, 2012. The increase of $4 million, or 80.0%, in 2013 as compared to 2012 was primarily attributable to operational efficiencies and increased vehicle production volumes of $6 million and $5 million, respectively. These increases were partially offset by increased engineering and corporate costs of $3 million and unfavorable wage and benefit economics of $2 million.

Asia Segment

              The following table sets forth certain operations data for our Asia segment for the periods indicated (in millions):

	Three Months Ended
	June 29, 2013	June 30, 2012	Dollar Change
	(unaudited)
Sales	$42	$56	$(14)
Adjusted EBITDA	(5)	(1)	(4)

              Sales.    Sales for our Asia segment were $42 million for the three months ended June 29, 2013 as compared to $56 million for the three months ended June 30, 2012. The decrease of $14 million, or 25.0%, in 2013 as compared to 2012 was primarily attributable to lower vehicle production volumes on the platforms supported by our operations in Japan, which negatively impacted sales by $18 million. Sales in Japan represent 52.2% and 72.2% of our total Asia sales for the three months ended June 29, 2013 and June 30, 2012, respectively. Decreases in vehicle production volumes in our Japan operations are the result of vertical integration by our Japanese customers as they seek to reduce costs and utilize their excess capacity in response to lower vehicle production volumes and a weaker Japanese Yen.

              Adjusted EBITDA.    Adjusted EBITDA for our Asia segment was $(5) million for the three months ended June 29, 2013 as compared to $(1) million for the three months ended June 30, 2012. The decrease of $4 million, or 400.0%, in 2013 as compared to 2012 was primarily attributable to lower vehicle production volumes.

Six Months Ended June 29, 2013 Compared To Six Months Ended June 30, 2012

North America Segment

              The following table sets forth certain operations data for our North America segment for the periods indicated (in millions):

	Six Months Ended
	June 29, 2013	June 30, 2012	Dollar Change
	(unaudited)
Sales	$1,382	$1,264	$118
Adjusted EBITDA	101	111	(10)

              Sales.    Sales for our North America segment were $1,382 million for the six months ended June 29, 2013 as compared to $1,264 million for the six months ended June 30, 2012. The increase of $118 million, or 9.3%, in 2013 as compared to 2012 was primarily attributable to an increase in vehicle production volumes and favorable foreign currency fluctuations of $109 million and $4 million, respectively.

              Adjusted EBITDA.    Adjusted EBITDA for our North America segment was $101 million for the six months ended June 29, 2013 as compared to $111 million for the six months ended June 30, 2012. The decrease of $10 million, or 9.0%, in 2013 as compared to 2012 was primarily attributable to unfavorable wage and benefit economics and increased engineering and corporate costs of $15 million and $11 million, respectively, as well as selling price reductions. These decreases were partially offset by increased vehicle production volumes of $17 million, favorable material economics of $9 million and operational efficiencies.

Europe Segment

              The following table sets forth certain operations data for our Europe segment for the periods indicated (in millions):

	Six Months Ended
	June 29, 2013	June 30, 2012	Dollar Change
	(unaudited)
Sales	$1,099	$1,036	$63
Adjusted EBITDA	6	17	(11)

              Sales.    Sales for our Europe segment were $1,099 million for the six months ended June 29, 2013 as compared to $1,036 million for the six months ended June 30, 2012. The increase of $63 million, or 6.1%, in 2013 as compared to 2012 was primarily attributable to increases in vehicle production volumes on the platforms supported by our operations in the United Kingdom, which are offset by declines in vehicle production volumes through most of our other European operations, which combined resulted in an increase to sales of $52 million. Favorable foreign currency fluctuation also increased sales by $10 million.

              Adjusted EBITDA.    Adjusted EBITDA for our Europe segment was $6 million for the six months ended June 29, 2013 as compared to $17 million for the six months ended June 30, 2012. The decrease of $11 million, or 64.7%, in 2013 as compared to 2012 was primarily attributable to increased engineering and corporate costs and wage and benefit economics of $5 million and $4 million, respectively.

Asia Segment

              The following table sets forth certain operations data for our Asia segment for the periods indicated (in millions):

	Six Months Ended
	June 29, 2013	June 30, 2012	Dollar Change
	(unaudited)
Sales	$83	$118	$(35)
Adjusted EBITDA	(7)	2	(9)

              Sales.    Sales for our Asia segment were $83 million for the six months ended June 29, 2013 as compared to $118 million for the six months ended June 30, 2012. The decrease of $35 million, or 29.7%, in 2013 as compared to 2012 was primarily attributable to lower vehicle production volumes on the platforms supported by our operations in Japan, which negatively impacted sales by $39 million. Sales in Japan represent 58.8% and 74.1% of our total Asia sales for the six months ended June 29, 2013 and June 30, 2012, respectively. Decreases in vehicle production volumes in our Japan operations are the result of vertical integration by our Japanese customers as they seek to reduce costs and utilize their excess capacity in response to lower vehicle production volumes and a weaker Japanese Yen. The launch of a new program at one of our Chinese locations partially offset the decreases in Japan.

              Adjusted EBITDA.    Adjusted EBITDA for our Asia segment was $(7) million for the six months ended June 29, 2013 as compared to $2 million for the six months ended June 30, 2012. The decrease of $9 million, or 450.0%, in 2013 as compared to 2012 was primarily attributable to lower vehicle production volumes of $13 million. This decrease was offset primarily by lower engineering and corporate costs of $4 million.

Years Ended December 31, 2012, 2011 and 2010

North America Segment

              The following table sets forth certain operations data for our North America segment for the periods indicated (in millions).

	Years Ended December 31,			Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Sales	$2,520	$2,347	$2,184	$173	$163
Adjusted EBITDA	190	154	131	36	23
Reduction of unfavorable customer contracts liability	8	10	35	(2)	(25)
Impairment charges	3	5	—	(2)	5
Restructuring charges	2	8	15	(6)	(7)
Gain on acquisition	—	—	9	—	(9)

              Sales.    Sales for our North America segment were $2,520 million, $2,347 million and $2,184 million for the years ended December 31, 2012, 2011 and 2010, respectively. The increase of $173 million, or 7.4%, for 2012 as compared to 2011 was primarily attributable to increased vehicle production volume and mix of $210 million, partially offset by selling price reductions of $21 million and unfavorable foreign currency fluctuations of $7 million. The increase in sales of $163 million, or 7.5%, in 2011 as compared to 2010 was primarily attributable to higher vehicle production volumes of $199 million as well as favorable currency fluctuations of $6 million, which were offset by selling price reductions.

              Adjusted EBITDA.    Adjusted EBITDA for our North America segment was $190 million, $154 million and $131 million for the years ended December 31, 2012, 2011 and 2010, respectively. The increase in Adjusted EBITDA of $36 million, or 23.4%, in 2012 as compared to 2011 was primarily due to operational performance of $38 million, increased vehicle production volumes of $26 million, and an $18 million decrease in costs of raw materials (primarily resins), partially offset by increased wage and benefit costs of $24 million, selling price reductions of $21 million and additional costs to launch new programs.

              The increase in Adjusted EBITDA of $23 million, or 17.6%, in 2011 as compared to 2010 was primarily due to higher vehicle production volumes and favorable product mix in 2011 as compared to 2010. These increases were offset by increased costs of raw materials (primarily resins), increased engineering and other expenses related to program launches and increased wage and benefit costs.

              Reduction of unfavorable customer contracts liability.    Cost of goods sold for our North America segment for the years ended December 31, 2012, 2011 and 2010 was reduced by $8 million, $10 million and $35 million, respectively, as a result of a reduction of the unfavorable customer contracts liability. These unfavorable customer contracts, which were acquired through various acquisitions, commit us to supply products to customers at selling prices that are not sufficient to cover the direct cost to produce such products. The reduction of this liability fluctuates based on actual and forecasted vehicle production volume changes on the associated contracts, and the reduction generally decreases as these contracts conclude over time. As of December 31, 2012, the remaining liability was $7 million and is expected to be utilized over the next three years.

              Impairment charges.    Our North America segment recorded fixed asset impairment charges of $3 million and $5 million for the years ended December 31, 2012 and 2011, respectively. As a result of unfavorable changes to the product mix at one of our facilities, an impairment charge of $3 million was recorded in 2012. As a result of production ending for a certain vehicle program, a decline in future production expectations for replacement and new programs, and a decline in the corresponding cash flows, an impairment charge of $5 million was recorded in 2011.

              Restructuring charges.    Restructuring charges were $2 million, $8 million and $15 million for the years ended December 31, 2012, 2011 and 2010, respectively. Restructuring charges of $2 million for the year ended December 31, 2012 included $1 million of employee severance and termination benefit charges and $1 million of equipment relocation charges. Restructuring charges of $8 million for the year ended December 31, 2011 included equipment move and other costs associated with the 2010 announced closures of our Sheboygan, Wisconsin and Lebanon, Virginia manufacturing facilities in response to the conclusion of certain vehicle programs. Restructuring charges of $15 million for the year ended December 31, 2010 included employee severance and termination benefit charges and other costs associated with the closure of these facilities.

              Gain on acquisition.    In February 2010, we acquired the North American operations of Stankiewicz, and in November 2010 we acquired certain assets of AMPRO and recorded a gain on acquisition of $8 million and $1 million, respectively, due to the acquisition-date fair values of identifiable net assets exceeding the fair value of the consideration transferred.

Europe Segment

              The following table sets forth certain operations data for our Europe segment for the periods indicated (in millions).

	Years Ended December 31,			Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Sales	$1,975	$1,855	$1,351	$120	$504
Adjusted EBITDA	28	58	67	(30)	(9)
Reduction of unfavorable customer contracts liability	5	6	5	(1)	1
Impairment charges	114	—	—	114	—
Restructuring charges	12	2	9	10	(7)

              Sales.    Sales for our Europe segment were $1,975 million, $1,855 million and $1,351 million for the years ended December 31, 2012, 2011 and 2010, respectively. The increase of $120 million, or 6.5%, for 2012 as compared to 2011 included $252 million due to increased vehicle production volumes attributable to the launch of significant new programs with considerable pass-through content, partially offset by a decrease in vehicle production volumes on other programs. Unfavorable foreign currency fluctuations of $118 million and selling price reductions of $16 million partially offset the increases in sales. The increase of $504 million, or 37.3%, for 2011 as compared to 2010 was attributable to higher vehicle production volumes and increased pass-through content of $409 million and favorable foreign currency fluctuations of $102 million. Selling price reductions slightly offset these increases.

              Adjusted EBITDA.    Adjusted EBITDA for our Europe segment was $28 million, $58 million and $67 million for the years ended December 31, 2012, 2011 and 2010, respectively. The decrease in Adjusted EBITDA of $30 million, or 51.7%, in 2012 as compared to 2011 was primarily attributable to selling price reductions of $16 million, unfavorable wage and benefit economics of $14 million, unfavorable sales mix of $4 million and launch costs. Favorable operational performance of $14 million and bad debt and inventory write-offs due to a distressed customer in 2011 partially offset these decreases. The increase in sales due to higher vehicle production volumes did not result in a corresponding increase in Adjusted EBITDA, as a portion of the sales increase was due to pass-through content. The decrease in Adjusted EBITDA of $9 million, or 13.4%, in 2011 as compared to 2010 was primarily attributable to costs related to business transfers amongst our facilities which were directed by our customers, increased launch costs due to new programs and a new facility launch in Romania. In addition, increased wage and benefit costs, inefficiencies due to a distressed customer and a distressed supplier and bad debt and inventory write-offs due to a distressed customer more than offset the impact of increased volumes.

              Reduction of unfavorable customer contracts liability.    Cost of goods sold for our Europe segment for the years ended December 31, 2012, 2011 and 2010 was reduced by $5 million, $6 million and $5 million, respectively, as a result of a reduction of the unfavorable customer contracts liability. These unfavorable customer contracts, which were acquired through various acquisitions, commit us to supply products to customers at selling prices that are not sufficient to cover the direct cost to produce such products. The reduction of this liability fluctuates based on actual and forecasted vehicle production volume changes on the associated contracts, and the reduction generally decreases as these contracts conclude over time. As of December 31, 2012, the remaining liability was $7 million and is expected to be utilized over the next five years.

              Impairment charges.    During the fourth quarter of 2012, we determined that impairment indicators existed in our Europe segment due to a decline in expected cash flows driven by continued operating losses, the deterioration in the European macroeconomic environment and unfavorable changes to the product mix of future business. We conducted our annual impairment analysis of goodwill as of the first day of our fourth quarter. Based on the results of this analysis, we recorded an impairment charge of $90 million for the year ended December 31, 2012, which represented all of our goodwill attributable to the Europe segment. We also performed an impairment analysis of our definite-lived intangible assets in our Europe segment in the fourth quarter of 2012. Based on the results of this analysis, we determined that certain intangible assets in the Europe segment were impaired, and therefore recorded a $6 million impairment charge in the fourth quarter of 2012.

              During the fourth quarter of 2012, we also conducted an assessment for the impairment of certain property, plant and equipment based on certain triggering events. As a result, property, plant and equipment impairment charges of $18 million were recorded for the year ended December 31, 2012 driven by continued operating losses, the deterioration in the European macroeconomic environment and unfavorable changes to the product mix of future business.

              Restructuring charges.    Restructuring charges were $12 million, $2 million and $9 million for the years ended December 31, 2012, 2011 and 2010 respectively. Restructuring charges of $12 million for the year ended December 31, 2012 related to employee severance and termination benefit charges. This includes $3 million of charges to adjust the management structure within our Europe segment, which is intended to result in enhanced alignment with the management and operations in our other segments. Restructuring charges of $2 million for the year ended December 31, 2011 related to employee severance and termination benefits related to the relocation of production of certain components to different facilities. Restructuring charges of $9 million for the year ended December 31, 2010 related primarily to previously announced cost improvement initiatives, including the closure of a manufacturing facility in Tidaholm, Sweden.

Asia Segment

              The following table sets forth certain operations data for our Asia segment for the periods indicated (in millions).

	Years Ended December 31,			Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Sales	$217	$212	$213	$5	$(1)
Adjusted EBITDA	(7)	4	10	(11)	(6)
Impairment charges	6	—	50	6	(50)

              Sales.    Sales for our Asia segment were $217 million, $212 million and $213 million for the years ended December 31, 2012, 2011 and 2010, respectively. The increase of $5 million, or 2.4%, for 2012 as compared to 2011 was primarily attributable to the launch of a new program in India, which positively impacted sales by $10 million, partially offset by lower vehicle production volumes in China and Japan on our programs and foreign currency fluctuations of $3 million. The decrease of $1 million for 2011 as compared to 2010 was driven by unfavorable vehicle production volumes of $17 million, which was largely driven by the March 2011 earthquake and tsunami, offset by favorable currency exchange rate fluctuations of $16 million.

              Adjusted EBITDA.    Adjusted EBITDA was $(7) million, $4 million and $10 million for the years ended December 31, 2012, 2011 and 2010, respectively. The decrease in Adjusted EBITDA of $11 million in 2012 as compared to 2011 was primarily due to increased costs to support the start-up of a new facility and program in China which is expected to launch in 2013, and lower vehicle production volumes in China and Japan on our programs, partially offset by increased volumes due to the launch of a new program in India. Unfavorable vehicle production volumes, along with higher engineering and wage and benefit costs, contributed to the $6 million reduction in Adjusted EBITDA in 2011 compared to 2010.

              Impairment charges.    As a result of the loss of certain vehicle programs combined with unfavorable changes to the product mix of future business, an impairment charge of $6 million was recorded in 2012. In 2010, impairment indicators were identified in Asia as a result of the loss of certain vehicle programs. The loss of these programs, combined with changes to projected business awards, caused a decline in expected cash flow for these assets. As a result, we recorded impairment charges of $50 million.

Liquidity and Capital Resources

              We expect to fund our operations, capital expenditures and debt service obligations, as well as restructuring costs if necessary, with cash flows from operations. However, our ability to fund our liquidity needs with cash from operations is dependent on the level, variability and timing of our customers' worldwide vehicle production, which may be adversely affected by many factors including, but not limited to, general economic conditions, in particular the economic uncertainties in Europe, specific industry conditions, financial markets, competitive factors and legislative and regulatory changes. To the extent that our liquidity needs exceed our cash from operations, we would look to our cash on hand and available borrowings to satisfy those needs. In addition, our cash and liquidity needs are impacted by seasonality within each year due to mid-year and end-of-year shut downs and ramping up of new model production. We continuously review the assumptions used in our forecast and operating plan to ensure consistency with economic and industry trends.

              Our primary liquidity needs are related to the funding of general business requirements, including working capital requirements, capital expenditures, restructuring initiatives, acquisitions and debt service obligations. As of June 29, 2013, our principal sources of liquidity were $118 million of cash and cash equivalents and $130 million of calculated borrowing capacity under our various credit facilities and arrangements, with $92.5 million of available borrowings after consideration of the liquidity reporting triggers described in Note 9, "Long-Term Debt" to our unaudited consolidated financial statements included elsewhere in this prospectus. Our Amended and Restated Credit Facility and our European Securitization Program allow us to make loans, acquisitions and investments, including loans to and investments in our global operations, subject to compliance with certain limitations. Borrowings under our Amended and Restated Credit Facility and our European Securitization Program are limited based on certain customer concentrations of our receivables. During 2012, these facilities were amended to provide additional flexibility associated with compliance requirements and enhance our available liquidity for these debt agreements. Additionally, we maintain local overdraft facilities and other debt financing in various countries including China, Czech Republic, India, Japan and Slovakia.

              In June 2011, we completed an offering of $300 million aggregate principal amount of our Senior Secured Notes. The Senior Secured Notes bear interest at 9.125% per annum, payable semi-annually, and will mature in June 2018. The net proceeds from the offering were used to repay indebtedness under our Amended and Restated Credit Facility, repay indebtedness and accrued interest on the Shareholder Loans and fund a distribution to the Company's shareholders.

              At June 29, 2013 and December 31, 2012, we have indefinitely reinvested approximately $66 million and $51 million, respectively, of cumulative undistributed earnings of certain foreign subsidiaries in jurisdictions that tax such investments. The amount of unrecognized deferred tax liability associated with the indefinitely reinvested cumulative undistributed earnings as of both June 29, 2013 and December 31, 2012 is zero.

Cash Flows

Six Months Ended June 29, 2013 as Compared to Six Months Ended June 30, 2012

              Below is a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities for the periods indicated (in millions):

	Six Months Ended
	June 29, 2013	June 30, 2012
	(unaudited)
Net cash provided by operating activities	$64	$44
Net cash used in investing activities	(77)	(58)
Net cash provided by (used in) financing activities	42	(15)

              Operating Activities.    Net cash provided by operating activities was $64 million and $44 million for the six months ended June 29, 2013 and June 30, 2012, respectively. The increase in cash provided by operating activities includes approximately $40 million due to improved payment terms with a customer in Europe and a $27 million increase in cash from advances and deferred revenue. These increases were partially offset by lower operating income and other working capital changes.

              Investing Activities.    Net cash used in investing activities was $77 million and $58 million for the six months ended June 29, 2013 and June 30, 2012, respectively. The increase in cash used in investing activities was primarily attributable to the $9 million increase in capital expenditures as well as changes to the balance of restricted cash maintained under the requirements of the Hermosillo Note Payable.

              Financing Activities.    Net cash provided by (used in) financing activities was $42 million and $(15) million for the six months ended June 29, 2013 and June 30, 2012, respectively. The increase in cash provided by financing activities was primarily attributable to increased borrowings under our Amended and Restated Credit Facility to fund working capital and capital expenditures.

For the Years Ended December 31, 2012, 2011 and 2010

              Below is a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities for the periods indicated (in millions).

	Years Ended December 31,
	2012	2011	2010
Net cash provided by operating activities	$94	$69	$63
Net cash used in investing activities	(132)	(194)	(76)
Net cash provided by (used in) financing activities	25	151	(34)

              Operating Activities.    Net cash provided by operating activities was $94 million, $69 million, and $63 million for the years ended December 31, 2012, 2011 and 2010, respectively. The improvement of $25 million from 2011 to 2012 was primarily the result of a $32 million increase in advances and deferred revenue over the prior year, offset by increases in working capital in 2012. Lower usage of cash for restructuring and reorganization costs in 2011 offset an increase in interest expense payments during 2011 as compared to 2010.

              Investing Activities.    Net cash used in investing activities was $132 million, $194 million, and $76 million for the years ended December 31, 2012, 2011, and 2010, respectively. The improvement of $62 million from 2011 to 2012 was primarily the result of a $28 million decrease in our restricted cash balance during the year ended December 31, 2012, as compared to a $21 million increase in our restricted cash balance for the year ended December 31, 2011, along with an $11 million reduction in capital expenditures from the prior year. The $118 million increase in cash used in investing activities from 2010 to 2011 was primarily the result of an $82 million increase in capital expenditures for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to the increased number of new and replacement programs and construction of a new facility in Romania. In addition, our restricted cash balance increased by $21 million during the year ended December 31, 2011 as compared to a decrease of $18 million during the year ended December 31, 2010.

              Financing Activities.    Net cash provided by (used in) financing activities was $25 million, $151 million, and $(34) million for the years ended December 31, 2012, 2011, and 2010, respectively. The decrease of cash provided by financing activities of $126 million from 2011 to 2012 was primarily the result of the decreased borrowings under our Amended and Restated Credit Facility and our European Securitization Program in 2012 as compared to 2011, along with the June 2011 offering of our Senior Secured Notes. The proceeds from the Senior Secured Notes were used for other financing activities which included repaying indebtedness under our Amended and Restated Credit Facility, repaying indebtedness and accrued interest on the Shareholder Loans and funding a distribution to the Company's shareholders. The increase in cash provided by financing activities in 2011 as compared to 2010 is driven primarily by increased borrowings under our Amended and Restated Credit Facility and our European Securitization Program to fund increased working capital as well as higher capital expenditures related to new programs.

Indebtedness

              As of June 29, 2013, we had outstanding indebtedness of $651 million, which consists of $300 million under our Senior Secured Notes, $141 million under our Amended and Restated Credit Facility, $91 million under our European Securitization Program, $33 million under our Hermosillo Note Payable, $42 million in other long-term debt and $44 million in overdraft and short-term revolving credit facilities.

Senior Secured Notes

              The Senior Secured Notes bear interest at 9.125% per annum, payable semi-annually, and will mature in June 2018. The Senior Secured Notes are guaranteed by each of our direct and indirect existing and future subsidiaries that is a borrower under or that guarantees our obligations under the Amended and Restated Credit Facility or the European Securitization Program or that guarantees certain of its other indebtedness. The Senior Secured Notes are secured by (a) a second priority security interest in certain of the real property, plant and equipment of our subsidiary in Germany, a second priority all asset security interest over our subsidiary in England and a second priority security interest in a floating charge over certain assets of our subsidiary in Sweden, as well as a second priority security interest in the shares of the above mentioned three subsidiaries and their intermediate holding company in Luxembourg; and (b) a third priority security interest in substantially all of our current and future U.S. subsidiaries' existing and after acquired real and personal property, including outstanding equity interests in our U.S. subsidiaries.

              Prior to June 1, 2014, we may redeem on one or more occasions up to 35% of the original aggregate principal amount of the Senior Secured Notes in an amount not exceeding the net proceeds of one or more equity offerings at a price equal to 109.125% of the principal amount thereof, plus any accrued and unpaid interest. Prior to June 1, 2015, we may redeem all or a part of the Senior Secured Notes at a price equal to 100% of the principal amount plus an applicable "make-whole" premium and accrued and unpaid interest to the redemption date. On or after June 1, 2015, we may redeem on one or more occasions all or a part of the Senior Secured Notes at a prices of 104.563% beginning on June 1, 2015, 102.281% beginning on June 1, 2016 and 100% beginning on June 1, 2017.

              The indenture governing the Senior Secured Notes contains covenants that limit our ability to, among other things, incur additional indebtedness, issue preferred stock, pay dividends, repurchase, repay or redeem our capital stock, make certain investments, sell assets and incur liens. We are in compliance with such covenants as of June 29, 2013.

Amended and Restated Credit Facility

              Our Amended and Restated Credit Facility provides for up to $275 million in revolving loans, with a sub-limit of up to $25 million in letters of credit. Availability under the Amended and Restated Credit Facility is calculated using a borrowing base test. As of June 29, 2013, the calculated borrowing capacity under the Amended and Restated Credit Facility was $103 million, with $78 million of availability after consideration of the $25 million liquidity reporting trigger described below.

              We provide certain third parties with irrevocable standby letters of credit in the normal course of business. We use commercial banks to issue standby letters of credit to back our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of services. The standby letters of credit are cancelable at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are cancelled. Substantially all of our standby letters of credit have a one-year term and are renewable annually. At each of June 29, 2013 and December 31, 2012, we had outstanding letters of credit of $13 million.

              The Amended and Restated Credit Facility provided that the quarterly fixed charge coverage financial covenant would not "spring" if a covenant reporting trigger were to occur between the time of actual or scheduled delivery (whichever is earlier) by us of our financial reports for the quarter ending March 31, 2012 and actual or scheduled delivery (whichever is earlier) of our financial reports for the quarter ending March 30, 2013, or the Relevant Period. It further provided that if a covenant reporting trigger were to occur during the Relevant Period, the minimum EBITDA financial covenant would "spring" and certain limits on the incurrence of capital expenditure by us and our U.S. subsidiaries would also take effect. As of June 29, 2013, no covenant reporting trigger had occurred and these "springing" financial covenants were therefore not in effect.

              In August 2012, the Amended and Restated Credit Facility was amended to, among other things, (i) replace all existing financial covenants with a global fixed charge coverage requirement, (ii) replace the existing "springing" consolidated minimum fixed charge ratio and "springing" minimum EBITDA covenant with a global and regional covenant reporting trigger and (iii) modify the maturity date of the facility to August 2017 (see "—European Securitization Program" below for further details).

              The facility allows us to make loans, acquisitions and investments, including loans to and investments in our European and Asian operations, subject to compliance with certain baskets and other limitations. Advances under the facility bear interest at a rate of LIBOR or an alternative base rate, plus a margin. The margin is calculated based on the amount of loans and letters of credit outstanding from time to time under the facility. The margin ranges between 2.25% to 2.75% for base rate loans and 3.25% to 3.75% for Eurodollar loans.

European Securitization Program

              The European Securitization Program, a receivables loan facility, provides for up to €125 million ($164 million at June 29, 2013) in liquidity, and permits us to request an increase in the size of the program by up to an additional €75 million ($98 million at June 29, 2013). Availability under this program is calculated by reference to certain accounts receivable. As of June 29, 2013, approximately $115 million of our receivables were considered eligible for borrowing, $91 million of secured borrowings were outstanding and the calculated borrowing capacity was $24 million with $11.5 million available for funding after consideration of the $12.5 million liquidity reporting trigger described below. As of December 31, 2012, approximately $143 million of our receivables were considered eligible for borrowing, $117 million of secured borrowings were outstanding and the calculated borrowing capacity was $26 million with $13.5 million available for funding after consideration of the $12.5 million liquidity reporting trigger described below.

              In August 2012, the European Securitization Program was amended and restated. These amendments included, among other things, (i) replacement of the then existing financial covenants, including the existing "springing" consolidated minimum fixed charge ratio and "springing" minimum EBITDA covenant, with (A) a global fixed charge coverage requirement which is subject to a global and regional covenant reporting trigger and (B) a covenant requiring a minimum borrowing availability under the European Securitization Program of at least €5 million ($6 million at March 30, 2013) at all times, and (ii) modification of the maturity date of the program to August 2017. A global covenant reporting trigger will occur if (i) the average daily availability under both the Amended and Restated Credit Facility and European Securitization Program plus unrestricted cash and cash equivalents held in controlled accounts for each business day over a four calendar week period is less than the greater of (A) $55 million and (B) 12.5% of the sum of the Revolving Credit Commitments under the Amended and Restated Credit Facility, or (ii) the sum of the borrowing availability under the Amended and Restated Credit Facility and European Securitization Program is less than $37.5 million for a period of more than two business days. A regional covenant reporting trigger will occur if (i) the average daily availability under the Amended and Restated Credit Facility plus unrestricted cash and cash equivalents held in North American controlled accounts for each business day over a four calendar week period is less than $35 million, (ii) the average daily availability under the European Securitization Program plus unrestricted cash and cash equivalents held in European controlled accounts for each business day over a four calendar week period is less than $20 million or (iii) availability under the Amended and Restated Credit Facility or European Securitization Program is less than $25 million or $12.5 million, respectively. As of June 29, 2013, no covenant reporting trigger had occurred and these "springing" financial covenants were therefore not in effect.

              The program allows us to make loans, acquisitions and investments, including loans to and investments in our North American and Asian operations, subject to certain limitations. Advances bear interest based on the applicable interbank base rate for the relevant currency for three-month deposits, plus a 3% margin.

Hermosillo Note Payable

              In November 2007, in conjunction with the acquisition of a business in Hermosillo, Mexico, IACNA Hermosillo, S. de R.L. de C.V., or Hermosillo, entered into a note in the amount of $66 million with General Electric Capital Corporation. The Hermosillo Note Payable requires quarterly payments of principal and interest of $3 million for quarters ending in 2012 and quarterly payments of $2 million thereafter, with a final payment of $6 million in November 2017. The Hermosillo Note Payable bears interest at a fixed rate of 7.45% and is secured by substantially all of the personal property and accounts receivable and all the outstanding stock of Hermosillo. The lender is entitled to a fee upon certain specified liquidity events, including this offering. The fee is based on a formula that is calculated based upon our return on investment in the Hermosillo facility and is estimated to be approximately $             million.

              The Hermosillo Note Payable contains certain covenants that, among other things, (i) limit additional indebtedness, investments, loans and advances, dividends and other restricted payments, asset sales, mergers and consolidations, liquidations and dissolutions, liens and encumbrances and (ii) require Hermosillo to comply with a minimum fixed charge coverage ratio and maximum leverage ratio at the times specified therein.

              In accordance with the terms of the note, we are required to have Hermosillo's customer receipts initially remitted to certain Mexican trust collection accounts. The funds in the collection accounts are subsequently transferred to operating accounts in accordance with a Mexican trust agreement. If the aggregate balance in the operating accounts exceeds, on an overnight basis, the sum of $15 million plus the estimated value of direct labor costs for a seven day period, then the excess is remitted to a restricted bank account. These accounts are administered by a Mexican trustee for the benefit of the lender. So long as no default or event of default has occurred or is occurring under the Hermosillo Note Payable, and to the extent that the funds in the operating accounts exceed the maximum amount described above, Hermosillo may request that funds from the restricted bank account be returned to the operating accounts in accordance with the terms of the Mexican trust agreement. As of June 29, 2013 and December 31, 2012, the Company had $3 million and $4 million, respectively, of restricted cash classified in "Other noncurrent assets" on the consolidated balance sheets.

              Effective as of September 29, 2012, we and our lender amended the Hermosillo Note Payable to defer measurement of the minimum fixed charge coverage ratio for the period ended September 29, 2012 due to our inability to comply with the minimum fixed charge coverage ratio requirement when reported. A subsequent amendment, effective February 28, 2013, was executed to, among other things, (i) permanently waive financial covenant testing for the periods ended September 29, 2012 and December 31, 2012, (ii) amend the future fixed charge coverage and maximum leverage ratio covenant requirements, and (iii) delay Hermosillo's ability to issue loans, dividends and other restricted payments (subject to meeting certain financial tests) from the first quarter of 2013 until the first quarter of 2014. We are in compliance with our covenants as of June 29, 2013.

Other Borrowings

              We have various overdraft and short-term revolving credit facilities in Europe and Asia. As of June 29, 2013, $44 million was outstanding, our unused available borrowings under these facilities were $3 million and the weighted average interest rate was 3.19%.

              In addition, we have incurred long-term indebtedness in Europe and Asia, along with capital lease arrangements with certain suppliers for the construction of tools that will be used by the supplier in our manufacturing process to produce parts, and capital lease arrangements for reusable packaging used in the shipment of our products. The aggregate principal amount of such indebtedness outstanding as of June 29, 2013 was $42 million, with a weighted average interest rate of 6.10% and various maturity dates through 2017. Costs associated with such tooling and packaging arrangements are reimbursed to us under contractual customer agreements.

Capital Expenditures

              In general, we are awarded new business from our OEM customers to produce and supply products two to three years prior to the launch of a particular program. During the pre-launch period, we invest significant resources for the purchase and installation of machinery and equipment to align with the production needs of our customers. Capital expenditures were $161 million, $172 million and $90 million for the years ended December 31, 2012, 2011 and 2010, respectively, and $78 million for the six months ended June 29, 2013. Capital expenditures for the year ending December 31, 2013 are forecasted to be approximately $135-$165 million.

Contractual Obligations and Commitments

              Our significant contractual obligations as of December 31, 2012 are included in the table below (in millions):

	Payments Due By Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Short-term borrowings	$23	$23	$—	$—	$—
Long-term debt obligations	589	14	29	244	302
Operating lease obligations	285	52	83	65	85
Projected interest payments(a)(b)	166	37	59	56	14

Total	$1,063	$126	$171	$365	$401

(a)
Represents the amount of interest to be paid on the Hermosillo Note Payable and our Senior Secured Notes.

(b)
Included in the amounts set forth in the table above, we expect to pay $7 million of interest in 2013 on our Amended and Restated Credit Facility and European Securitization Program, based on the interest rate and balance outstanding as of December 31, 2012.

              Excluded from the contractual obligations table are open purchase orders as of December 31, 2012 for raw materials and supplies used in the normal course of business, supply contracts with customers, including capital requirements with respect to new programs, distribution agreements and other contracts without express funding requirements.

              Additionally, we have gross unrecognized tax benefits amounting to $19 million as of December 31, 2012, of which $4 million are recorded as liabilities. However, due to uncertainty regarding the timing of such future cash outflows, reasonable estimates cannot be made regarding the period of cash settlement with the applicable taxing authority. See Note 13, Income Taxes, to our audited consolidated financial statements.

              We expect to contribute approximately $4 million and $1 million to our pension and other postretirement plans, respectively, in 2013. Contributions to the pension plans are consistent with minimum funding requirements of the applicable governmental authorities. We may make contributions in excess of minimum requirements in response to investment performance, changes in interest rates or when we believe it is financially advantageous to do so and based on our other capital requirements. Our future funding obligations may also be affected by changes in applicable legal requirements. See Note 14, "Pension and Other Postretirement Benefit Plans," to our audited consolidated financial statements.

Off-Balance Sheet Arrangements

              We have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Analysis of Market Risk

              We have the potential for loss in the normal course of business due to adverse changes in market rates and prices as it relates to our indebtedness, cash investments, purchases of raw materials and foreign currency exchange rates. We selectively use derivative financial instruments to reduce market risk associated with changes in foreign currency.

Interest Rate Risk

              We are subject to interest rate risk in connection with the issuance of variable and fixed rate debt. Our exposure to interest rate risk arises primarily from changes to our base interest rates, consisting primarily of the U.S. Prime rate, the London Interbank Offer Rate, or LIBOR, and, to a lesser extent, the Tokyo Interbank Offer Rate, or TIBOR. As of June 29, 2013, approximately 43.4% of our total debt was at variable interest rates as compared to 41.2% as of December 31, 2012. Based upon this exposure, for every one percent increase (decrease) in our base interest rates, we would recognize an additional interest expense (benefit) of approximately $3 million annually.

              We invest any excess cash balances in overnight and other short-term investments that may be impacted by changes in interest rates. At June 29, 2013, we did not hold any financial instruments that are subject to interest rate risk, other than certain of our credit facilities which have variable interest rates.

Raw Materials

              We use various raw materials in our manufacturing processes including resins, nylon fibers and other petroleum-based products. The cost of these products is subject to inflationary and market pricing pressures. We attempt to have more than one supplier option available to allow flexibility in sourcing. Many of the resins are priced based on an industry index and are adjusted throughout the year to reflect current conditions. To mitigate the impact of fluctuating raw material costs, we participate in various customer sponsored resin volatility programs. However, at times, we may not be able to avoid price increases or pass cost increases on to our customers. We continue to monitor our supplier base for the best sources of supply as well as work with our customers to find ways to further mitigate the impact of raw material pricing on our operating results.

Foreign Currency Risk

              We are subject to foreign exchange transaction and translation risk as a result of our global operations. Our primary currency exposures are the Mexican Peso, Japanese Yen, Euro, Canadian Dollar, British Pound, Czech Koruna and Swedish Krona. We manage our transaction risk where possible by paying expenses in the same currency in which we generate sales in a particular country. To the extent that we are unable to match sales received in foreign currencies with expenses paid in the same currency, exchange rate fluctuations could have a negative impact on our consolidated financial position, results of operations and/or cash flows. For the year ended December 31, 2012, we had a net realized and unrealized foreign currency loss of $6 million. We also selectively use derivative instruments to reduce market risk associated with changes in foreign currency. The fair value of derivative financial instruments were a liability of less than $1 million and an asset of less than a $1 million as of June 29, 2013 and December 31, 2012, respectively. While we may experience variability in our earnings from period to period due to unrealized gains and losses associated with these forward contracts, we do not believe a fluctuation in foreign currency rates would have a material impact on our financial statements as any realized gain or loss from these forward contracts would be largely offset by an inverse gain or loss on the settlement of the underlying sale or purchase transaction.

              Translation risk exists when we translate the financial position and results of operations of our non-U.S. operations into U.S. dollars. This translation has an unfavorable impact when the U.S. dollar is stronger than other currencies, and a favorable impact when the U.S. dollar is weaker. Sales outside of the United States comprised 62.3% of our consolidated sales for the year ended December 31, 2012, although some of the sales outside of the United States are U.S. dollar denominated. A hypothetical 1% movement in all foreign currency rates relative the U.S. dollar would have impacted our sales by approximately $25 million for the year ended December 31, 2012 based on the relative composition of foreign currency revenues translated into U.S. dollars and assuming uniform appreciation or depreciation of 1% of all foreign currencies compared to the U.S. dollar. A hypothetical 10% movement in all foreign currency rates relative to the U.S. dollar would have impacted our operating profit by approximately $6 million for the year ended December 31, 2012 based on the relative composition of foreign currency revenues and expenses translated into U.S. dollars and assuming uniform appreciation or depreciation of 10% of all foreign currencies compared to the U.S dollar.

Research and Development

              Research and development is an integral aspect of our strategy. Costs incurred in connection with the development of new products and manufacturing methods, to the extent reimbursement is not contractually guaranteed by our customers, are charged to selling, general and administrative expenses as incurred. These costs amounted to $68 million, $78 million and $65 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Critical Accounting Policies and Estimates

              In preparing our consolidated financial statements and accounting for the underlying transactions and balances in accordance with U.S. GAAP, we apply various accounting policies that require our management to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements. We consider the policies discussed below as critical to understanding our consolidated financial statements, as their application places the most significant demands on management's judgment. Management bases its estimates, judgments and assumptions on historical experience, current economic and industry conditions and on various other factors deemed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because the use of estimates is an integral part of the financial reporting process, actual results could differ and such differences could be material. Our management has reviewed these critical accounting policies with our board of directors.

Determination of Fair Value Related to Business Combinations

              We allocate the purchase price of an acquired business to its identifiable assets and liabilities based on their acquisition-date fair values, which are determined based on information available at the acquisition date including expectations and assumptions that have been deemed reasonable by management. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. In determining fair value, estimates and assumptions are made surrounding the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows and other factors affecting fair value.

              There are multiple methods that can be used to determine the fair value of assets acquired and liabilities assumed. Certain of these methodologies start with a forecast of expected future net cash flow, which is then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in this process include the amount and timing of projected future cash flows and the discount rate selected to measure the risk inherent in the future cash flows. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives.

              We have acquired certain unfavorable customer contracts in our business combinations. These contracts commit us to supply products to customers at selling prices that are not sufficient to cover the direct cost to produce such products. The reduction of this liability fluctuates based on forecasted vehicle production volume changes on the associated contracts, and the annual reduction generally decreases as these contracts conclude over time.

              If estimates or assumptions used to estimate the fair value of acquired assets and liabilities significantly differed from assumptions made, the allocation of the purchase price could differ. Additionally, if forecasts supporting the valuation are not achieved, impairments could arise.

Impairment of Goodwill

              We have elected the option to assess qualitative factors on an annual basis to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of our reporting units may have been reduced below their carrying values. The qualitative assessment takes into consideration factors such as macroeconomic conditions, industry and market conditions, cost factors, financial performance, entity specific events, and other relevant information. After assessing the totality of events or circumstances, if we determine it is more likely than not that the fair value of our reporting units are greater than their carrying amounts, then performing the two-step impairment is not required. If we determine that it is more likely than not the carrying value of our reporting units are greater than their fair values, we assess goodwill for possible impairment using a two-step method. Additionally, we perform interim reviews whenever events or circumstances indicate that a potential goodwill impairment has occurred. The first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of a reporting unit exceeds the fair value, an indicator of impairment exists and the second step is performed to measure the amount of the impairment loss, if any. If the carrying value of the reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying value of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

              We define our reporting units as North America, Europe and Asia, which are equivalent to the reportable segments. We estimate the fair value of our reporting units using an income approach and corroborate the result using a market approach based on the market capitalization of companies that are engaged in the same or similar line of business. The income approach is based on debt-free cash flow projections, which are discounted at a risk-adjusted rate of return. Sales growth rates are based on industry-specific forecasts of vehicle production volumes published by widely-used external sources and market share data by customer based on known and targeted awards over a five-year period. The projected profit margin assumptions are based on the current cost structure, anticipated price adjustments and expected cost reductions/increases. The terminal value growth assumptions are based on long-term inflationary outlooks. The discount rate used is an estimated weighted average cost of capital, which consists of the cost of equity, cost of debt and assumed capital structure using market participant assumptions. The discount rate is developed considering the timing and risk of the estimated future cash flows.

              During the fourth quarter of 2012, we determined that goodwill impairment indicators existed in our Europe segment due to a decline in expected cash flows driven by continued operating losses, the deterioration in the European macroeconomic environment, and unfavorable changes to the product mix of future business. We conducted our annual impairment analysis of goodwill as of the first day of our fourth quarter. After assessing the totality of events and circumstances, we determined that it was more likely than not that the carrying value of our European reporting unit was greater than its fair value, and therefore, we assessed goodwill for possible impairment using the two-step method in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 350. The first step of the goodwill impairment test indicated that the carrying amount of the European reporting unit exceeded its estimated fair value, and as such, we performed the second step of the goodwill impairment test to measure the amount of impairment loss after recording the long-lived asset impairment charges described in Note 7, "Property, Plant and Equipment," of our audited consolidated financial statements. Based on the results of this analysis, we recorded an impairment charge of $90 million for the year ended December 31, 2012, which represented all of the goodwill attributable to our Europe segment. The goodwill impairment charge was required to adjust the carrying value of goodwill to estimated fair value. The estimated fair value was determined using the methodologies described in Note 2, "Summary of Significant Accounting Policies," of our audited consolidated financial statements under "Impairment of Goodwill."

              We completed an assessment of qualitative factors in 2011 and determined that it was more likely than not the fair value of our Europe reporting unit exceeded its carrying value. Therefore, we concluded that the two-step impairment analysis was not required in 2011. In assessing the reasonableness of the fair value of our Europe reporting unit, we performed a sensitivity analysis on certain key assumptions. We concluded that if the discount rate used to determine fair value increased by 1% or if future cash flows declined by 10%, neither of these changes in assumptions would have resulted in the carrying value of the reporting unit exceeding its fair value.

Impairment of Long-Lived Assets

              Long-lived assets, including definite-lived intangible assets and property, plant and equipment, are tested for recoverability when events or changes in circumstances indicate that the carrying value may not be recoverable. Events that trigger a test for recoverability include material adverse changes in projected sales and expenses, significant underperformance relative to historical and projected future operating results, and significant negative industry or economic trends. When a triggering event occurs, a test for recoverability is performed, comparing projected undiscounted future cash flows to the carrying value of the asset group. If the carrying value exceeds the undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value. A test for recoverability is also performed when management has committed to a plan to sell or otherwise dispose of an asset group and the plan is expected to be completed within a year. When an impairment loss is recognized for assets to be held and used, the adjusted carrying values of those assets are depreciated over their remaining useful lives. We estimate fair value using market participant assumptions based upon discounted cash flow analysis, a market approach, or a cost approach, or a combination thereof depending on the nature of the asset. Changes in assumptions or estimates can materially affect the fair value measurement of an asset group, and therefore can affect the amount of the impairment.

              During the fourth quarter of 2012, impairment indicators were identified at various locations within each of our segments based on certain triggering events. As a result, impairment charges of

$27 million were recorded for the year ended December 31, 2012. We recorded impairment charges of $18 million in Europe related to a decline in expected cash flows driven by continued operating losses, the deterioration in the European macroeconomic environment, and unfavorable changes to the product mix of future business. In addition, the impairment charges included $6 million related to assets in Asia due to the loss of certain vehicle programs combined with unfavorable changes to the product mix of future business and $3 million related to assets at a facility in North America due to unfavorable changes to the product mix.

              During the fourth quarter of 2011, impairment indicators were identified at a facility in North America as a result of production ending for a certain vehicle program, a decline in future production expectations for replacement and new programs, and a decline in the corresponding cash flows. We recorded an impairment charge of $5 million for the year ended December 31, 2011.

              During the fourth quarter of 2010, impairment indicators were identified in Asia as a result of the loss of certain vehicle programs, combined with changes to projected business awards and a decline in the corresponding cash flow. As a result, we recorded impairment charges of $50 million for the year ended December 31, 2010.

Valuation of Deferred Tax Assets

              We account for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective tax bases, and the effect of operating loss and tax credit carry forwards on a taxing jurisdiction basis. Deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns and future profitability. Our accounting for deferred tax consequences represents our best estimate of those future events. Changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.

              In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. Cumulative losses in recent years are significant negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets.

              Our current and future provision for income taxes is significantly impacted by the initial recognition of and changes in valuation allowances in certain countries. We will maintain these allowances until it is more likely than not that the deferred tax assets will be realized. We expect the future income tax provision will include no tax benefit with respect to losses incurred and no tax expense with respect to income generated in these countries until the valuation allowances are reversed. If and when operating performance improves on a sustained basis, our conclusion regarding the need for a full valuation allowance could change, resulting in the reversal of some or all of the valuation allowance in the future.

Stock-Based Compensation

              We account for all share-based awards to employees (including executive officers), based upon their fair values as of the date of grant using a fair value method and recognize the fair value of each award as an expense over the requisite service period. For purposes of calculating share-based compensation, we estimate the fair value of stock options using a Black-Scholes option pricing model, which requires the use of certain subjective assumptions including expected volatility, expected dividend yield, expected term, risk-free interest rate, and the fair value of our common stock. The fair value of the common stock that underlies our stock options has historically been determined by our board of directors based upon information available to it at the time of grant. These assumptions generally require significant judgment and may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time. See Note 3 of our unaudited consolidated financial statements and Note 5 of our audited consolidated financial statements included elsewhere in this prospectus for the principal assumptions used to determine the estimated fair value of our stock and options on the date of grant.

              The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions used in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each grant, including the following factors:

  •
  contemporaneous valuations prepared by third-party valuation specialists;

  •
  our historical and projected operating and financial performance;

  •
  observed market multiples for comparable businesses;

  •
  the uncertainty in our business associated with uncertain economic conditions; and

  •
  the fact that the option grants involve illiquid securities in a private company;

              In April 2013, we granted 65,475 restricted stock units and 81,017 stock options to certain key employees. The grant date fair value of the restricted stock units and stock options was $34.00 and $20.08, respectively. In April 2012, we granted 67,543 restricted stock units and 69,338 stock options to certain key employees. The grant date fair value of the restricted stock units and stock options was $40.00 and $22.00, respectively. Stock options have been granted with exercise prices equal to the fair value of our common stock underlying the options. The grant date fair value of restricted shares and options granted in the six months ended June 29, 2013 decreased compared the same period of the prior year due to an increase in the Company's indebtedness as well as changes in assumptions regarding expected profitability levels. The Company's indebtedness increased by approximately $100 million in 2013 compared to 2012. The Company's assumed normalized profit margin in perpetuity declined by approximately 1% in 2013 compared to 2012.

              In December 2012, previously granted awards were modified. See Note 5 of our audited financial statements for additional information regarding the modification. The fair value of the Company's common stock was $35.50 on the modification date. The fair value of restricted shares and options granted in April 2012 decreased upon their modification in December 2012 due to changes in assumptions regarding expected profitability levels. The Company's assumed profit margin declined by approximately 1% on an annual basis between the April 2012 grant date and the December 2012 modification date.

              Prior to this offering, there has been no public market for our common stock. We note that, as is typical in initial public offerings, the estimated price range for this offering will not be derived using a formal determination of fair value, but will be determined by discussions between us and the underwriters. Among the factors which may contribute to differences between expected offering price and the fair value determined by our board of directors for share based compensation include the use and application of valuation methodologies, control discounts, and market multiples, among others.

OUR CORPORATE HISTORY

Our Corporate Structure and History

              International Automotive Components Group, S.A. is a Luxembourg public limited liability company (société anonyme) that operates under the Commercial Companies Law of August 10, 1915, as amended, and in March 2011 was converted from a Luxembourg private limited liability company (société à responsabilité limitée). In August 2012, we amended our articles of association to opt for application of the Luxembourg Law dated May 24, 2011 with regard to certain rights of shareholders. We were initially formed in 2006 by affiliates of WLR, and investment funds managed by FMA. In December 2010, we completed a structural reorganization to align our global business. In connection with certain of our acquisitions, Lear, certain affiliates of Lear and certain creditors of our acquired businesses obtained ownership interests in our company. In March 2013, Lear's ownership interests were acquired by WLR and FMA.

              We currently operate in three geographic segments: North America, Europe and Asia. Our North America segment operates 33 manufacturing facilities located in Canada, Mexico and the United States. Our Europe segment operates 27 manufacturing facilities located in Belgium, the Czech Republic, Germany, the Netherlands, Poland, Romania, Slovakia, Spain, Sweden and the United Kingdom. Our Asia segment operates 20 manufacturing facilities located in China, India, Japan, Malaysia, South Africa and Thailand.

              Together with WLR, our management team has executed a consolidation strategy to create a unified global supplier capable of providing a broad portfolio of interior components and systems. As detailed below, since our formation, we have completed 16 acquisitions throughout North America, Europe and Asia. These acquisitions have expanded our interior product capabilities, strengthened and broadened our relationships with OEM customers, helped reinforce our product focus and complemented our low-cost global manufacturing footprint. Our model to integrate and improve the operation of these assets included eliminating inefficient capacity and reducing structural and legacy costs. We believe that these assets, now fully-integrated into our global operations, enable us to offer a high quality product at a more competitive cost and to achieve financial performance that had not been possible for these assets in the past. As a result, our OEM customers have awarded us with significant new business, including mid-cycle business transfers from less financially-stable or less operationally-capable competitors. We believe we are well-positioned to benefit from the improved dynamics of the sector, in which fewer competitors adhere to improved pricing discipline, and to capitalize on incremental consolidation opportunities.

 Acquisition History

Date	Segment	Seller	Description
March - June 2006	Europe	Collins & Aikman	Acquired manufacturing facilities in Belgium, Czech Republic, Germany, Netherlands, Slovakia, Spain, Sweden and the United Kingdom
September 2006	Asia	Mitsuboshi Belting	Acquired operations in Japan
October 2006	Europe	Lear	Acquired assets of interior systems division, including manufacturing facilities in Czech Republic, Germany, Poland, Slovakia and Sweden
March 2007	North America and Asia	Lear	Acquired assets of interior systems division, including manufacturing facilities in Canada, Mexico and the United States and joint ventures in China
October 2007	North America	Collins & Aikman	Acquired manufacturing facility in Mexico
October 2007	North America and Asia	Collins & Aikman	Acquired assets of flooring and acoustics division, including manufacturing facilities in Canada, Mexico and the United States, and a technical facility in Japan
November 2007	North America	Collins & Aikman	Acquired manufacturing facility in Mexico
January 2008	Europe	Ecomold	Acquired manufacturing facility in the United Kingdom
August 2008	Europe	Visteon	Acquired assembly facility in the United Kingdom
July 2009	Europe	Stankiewicz	Acquired assets of flooring and acoustics company, including manufacturing facilities in Belgium, Czech Republic, Germany and Poland
July 2009	Europe	Textile Assemblies	Acquired selected assets in the United Kingdom
February 2010	North America	Stankiewicz	Acquired flooring and acoustics systems company in the United States
November 2010	North America	AMPRO Molding	Acquired manufacturing facility in the United States
January 2011	Asia	Multivac	Acquired manufacturing facility in India
November 2011	North America	Android	Acquired selected assets in the United States
June 2013	Asia	Shanghai Vehicle Awning and Cushioned Seat Factory	Acquired operations of a former joint venture in China

Our Corporate Structure

              In December 2010, we completed a structural reorganization to align all of our subsidiaries under International Automotive Components Group S.à r.l., a Luxembourg private limited liability company, which we refer to as IAC Group S.à r.l. The structural reorganization was accomplished through transfers of all of the outstanding capital stock of our North American and Asian entities to IAC Group S.à r.l. As a result, IAC Group S.à r.l. became the parent entity for all of our operations in North America, Europe and Asia. Following the completion of our structural reorganization, IAC Group S.à r.l. was converted to International Automotive Components Group, S.A., a Luxembourg public limited liability company.

              Prior to the structural reorganization, the entities that owned our North American, European and Asian operations each had a parent entity organized as a limited liability company, which we collectively refer to as the LLCs. The LLCs were holding companies with no manufacturing activities. Our existing shareholders held ownership interests in these LLCs. These LLCs were all under the common control of WLR, our largest shareholder. In connection with the structural reorganization, our existing shareholders received additional membership interests in International Automotive Components Group North America, LLC, or the IAC North American LLC, and the European and Asian limited liability companies were eliminated from our corporate structure. Immediately prior to this offering, the North American LLC held substantially all of the outstanding capital stock of International Automotive Components Group, S.A., and WLR, FMA and certain other investors hold all of the equity interests in the North American LLC. Contemporaneously with the completion of this offering, the North American LLC will distribute the common stock of International Automotive Components Group, S.A. to its existing shareholders and the North American LLC will be eliminated from our corporate structure. See "Capitalization" for share data after giving effect to these changes.

 OUR BUSINESS

Our Company

              We are a leading global supplier of automotive interior components and systems serving all major multinational automotive OEMs. We offer OEM customers around the world a broad portfolio of components and systems through our core product categories, including instrument panels, consoles & cockpits; door & trim systems; flooring & acoustic systems; headliner & overhead systems; and other interior & exterior components. We believe we are the third largest automotive interior components supplier globally by market share and, among our primary competitors in the global marketplace, the only global supplier principally focusing on a wide range of interior products.

              We have a geographically diversified footprint with 80 manufacturing facilities operating across 19 countries. We believe that we have an efficient and low-cost global footprint. We currently operate in three geographic regions: North America, Europe and Asia. Since our formation, we have successfully integrated 16 acquisitions throughout North America, Europe and Asia. These acquisitions expanded our product capabilities, strengthened and broadened our relationships with OEMs, helped reinforce our product focus, leveraged our program management process and expanded our low-cost global manufacturing footprint. Additionally, we have made greenfield investments in emerging economies, building multiple new facilities from the ground up in countries such as China, India and Romania. As OEMs continue to increase their use of global vehicle platforms, we believe we are well-positioned to benefit from the associated global supplier sourcing trend given the breadth of our operations.

              We are an engineering-driven organization that takes a solution-based approach to meeting our customers' needs for automotive components and systems. We utilize our 22 design, technical and commercial centers across North America, Europe and Asia, along with the expertise of approximately 1,900 engineers, to collaborate with OEM customers at the beginning of the vehicle platform development stage to integrate customized designs that balance their concept requirements and cost considerations. As part of this process, we are able to develop components, systems and solutions designed to improve comfort and convenience, increase fuel efficiency, enhance safety, promote personalization, improve acoustics and expand the use of environmentally conscious materials, allowing our customers to produce better products for consumers. We believe OEM customers recognize the benefits and synergies of our full suite of components and systems that we design, engineer and manufacture, providing us with a competitive advantage over single-product interior suppliers.

              We are a direct supplier to a diverse global customer base that includes established OEM customers as well as smaller, fast-growing OEM customers in emerging markets. We typically are the single-source provider to our OEM customers and usually supply interior components and systems for the life of the vehicle platforms that we serve. We have long-term, well-established relationships with most of our OEM customers that strengthen our position as the incumbent interior components and systems supplier, help us maintain our supplier role throughout the life of our contracts and increase the likelihood for us to win new and replacement contracts as next vehicle generation sourcing is completed. We manufacture products for approximately 350 platforms globally with approximately 140 in North America, 130 in Europe and 80 in Asia. In 2012, our products were used in 19 of the top 20 light vehicles manufactured in North America, 16 of the top 20 light vehicles manufactured in Europe and three of the top 20 light vehicles manufactured in Asia. Our new business awards have increased in recent years, including awards from 20 different OEM customers across a broad range of platforms and geographies during the year ended December 31, 2012.

              Affiliates of WLR formed our company in 2006 with the intent to lead consolidation in the fragmented automotive interior components sector. Together with WLR, our management team has executed a consolidation strategy to create a unified global supplier capable of providing a broad portfolio of interior components and systems.

              For the year ended December 31, 2012, we generated sales of $4.7 billion, net loss of $38 million and Adjusted EBITDA of $211 million. For the six months ended June 29, 2013, we generated sales of $2.6 billion, net loss of $16 million and Adjusted EBITDA of $100 million. See "Prospectus Summary—Summary Historical Financial Data." We define, reconcile and explain the importance of Adjusted EBITDA, a non-GAAP financial measure, in "Prospectus Summary—Summary Historical Financial Data."

Our Industry

              Demand in the automotive supplier industry is generally a function of the number of new vehicles produced. After experiencing significant downturns globally in 2008 and 2009 due to the global economic slowdown, vehicle sales and production are generally in a period of recovery and growth. The timing, duration and magnitude of these two trends, however, have been, and are forecasted to vary by region. Large-scale events such as the sovereign debt crises in Europe, natural disaster in Japan and improving consumer sentiment in North America have impacted local markets.

              Since suffering the most dramatic adverse effects of the downturn in 2008 and 2009, the North American market has led the recovery, with light vehicle production growing at a CAGR of 21.6% from 2009 to 2012. Production of light vehicles in 2012 eclipsed pre-crisis levels as consumer demand continued to push sales of new vehicles higher while domestic OEMs' operational performance continued to improve. The recovery in the housing market, decline in unemployment and increased consumer confidence along with the above average age of light vehicles on the road, enhanced fuel economy and technology offered on new vehicles have created a backdrop for continued strength in the North American automotive market. IHS Automotive expects the growth trend to continue, forecasting a 2.9% CAGR over the next five years.

              Europe, although not experiencing as large of a decline as North America during the global slowdown, has not yet recovered as quickly as North America, with economic and automotive performance varying largely intra-region, with countries such as Germany and those of the United Kingdom strongly outperforming Spain, France and Italy. Factors such as the sovereign debt crises of multiple countries and the associated austerity programs have constrained the broader region's overall recent economic performance. Throughout Europe, however, reduced light vehicle inventory levels, increasing average vehicle age and the elimination of capacity are expected to drive growth and increase profitability within the automotive supplier industry. With light vehicle production in 2012 still well below pre-crisis levels, there is significant room for growth. IHS Automotive expects production growth to return to Europe in 2014 with the recovery expected to continue thereafter.

              Asia-Pacific (ex-Japan and Korea) has continued to experience growth, with light vehicle production increasing at a CAGR of 14.5% between 2009 and 2012, and China and India increasing at CAGRs of 12.4% and 15.4%, respectively, during that time, according to IHS Automotive. Over the next five years, IHS Automotive expects Asia-Pacific (ex-Japan and Korea) regional production to increase 48.1%, or a CAGR of 8.2%. Factors such as increased population, modernization, urban migration, infrastructure improvement and overall wealth creation across this region have continued to fuel demand and increase the need for light vehicles. These fast-growing regions offer opportunities to generate increased sales and gain market share, while lowering production costs. We intend to selectively expand our global footprint to take advantage of growing vehicle demand in the Asia-Pacific (ex-Japan and Korea) region. Japan, a country with one of the highest light vehicle production volumes, has recently implemented new stimulus policies to address economic conditions which otherwise reflect further production unit declines, with 2017 levels 18.8% below 2012 levels, according to IHS Automotive.

              As of July 2013, IHS Automotive projects new light vehicle production will approximate 100 million units in 2017, an increase of 22.1%, or a CAGR of 4.1%, from 2012 global automotive light vehicle production volumes, reflecting a recovery in both the North American and European markets with a CAGR of 2.9% and 2.6%, respectively, as well as continued growth in the Asia-Pacific (ex-Japan and Korea) market with a CAGR of of 8.2%. We believe we are well-positioned to benefit from this anticipated industry growth in each region, but we are not insulated from short-term fluctuations in the global automotive industry.

IHS Automotive Global Light Vehicle Production Forecast (millions of units)

              Increasing global light vehicle production will contribute to the growth of the automotive interiors market, which we estimate generated sales of $39 billion in 2012. We believe the following additional trends in the global automotive interiors supply industry will help further drive our growth over the coming years:

              Platform Standardization and Globalization.    Automotive OEMs are continuing to increase the number of vehicles built from a single platform in an effort to primarily reduce the total time and cost spent on research and development for new platforms. Vehicle platform-sharing allows OEMs to build a greater variety of vehicles from one basic set of engineered components at a lower cost, because development expenses are spread over a greater number of units produced. Platform-sharing also increases flexibility among manufacturing plants, creating the possibility of smoothly transferring production from one facility to another given the standardization of design. By implementing this strategy globally, OEMs are able to realize significant economies of scale. Despite the standardization of the underlying platform, OEMs maintain the ability to customize certain design elements to address regional-specific requirements.

              The trend toward platform globalization is expected to result in significant cost savings for OEMs as the number of platforms is reduced and production volumes per platform increase. To support this strategy, OEMs require suppliers to match the size, scale and geographic footprints of these platforms. Suppliers with a global footprint, a broad product offering and the requisite manufacturing expertise are well-positioned to benefit because they are not restricted by these high industry barriers to entry and are able to efficiently respond to customers' local needs. In addition, higher production volumes across fewer platforms are expected to result in cost savings for suppliers as they further standardize and optimize their operations.

              Consumer Expectations for Increasing Interiors Content per Vehicle.    According to the J.D. Power and Associates 2012 Initial Quality Study examining consumer purchasing preferences, interior comfort is the second most important purchasing factor influencing vehicle selection. In addition, according to the J.D. Power and Associates 2013 Avoider Study, which examined the reasons consumers do not consider, or avoid, particular models when shopping for a new vehicle, almost 20% of consumers do not consider vehicles with poorly executed interiors. The trend towards higher consumer expectations for interiors content is increasing demand for qualities such as improved fit, finish and craftsmanship in interiors across all vehicle types. We believe OEMs are dedicating a larger portion of total cost per vehicle to interior components as they "upscale" vehicle interiors across their entire portfolio of platforms, from compact to SUV to luxury. Suppliers with advanced design, materials science and manufacturing capabilities to deliver a broad suite of interior component products across a wide range of price points should benefit from this continued focus on interior comfort and craftsmanship by both consumers and OEMs.

              Environmental and Fuel Efficiency Initiatives.    Regulatory changes and consumer preferences have driven OEMs and suppliers to align their operations with environmental initiatives such as fuel efficiency, reduced emissions and overall environmentally friendly vehicles. We believe the combination of consumer demand for enhanced interior content, focus on fuel efficiency and alternative propulsion (for example, electric vehicles and hybrids) will drive OEMs to partner with suppliers that can provide a full complement of interior components and systems. The need for components that are lighter-weight, improve acoustical performance and are environmentally friendly will continue to provide an opportunity for differentiation as OEMs strive to reduce the lifecycle ecological footprint of their vehicles.

              Supplier Rationalization within Automotive Interiors.    In 2008 and 2009, the decline in vehicle production volumes dramatically affected the financial condition of many OEMs and, consequently, many automotive suppliers were forced to either seek bankruptcy protection or liquidate. As a result, significant industry consolidation occurred within the automotive interiors segment. We expect this consolidation to continue as OEMs increasingly look to partner with a small number of global suppliers that have a broad product portfolio, a global manufacturing footprint as well as integrated design, engineering and program management capabilities. As the market continues to recover, we anticipate further consolidation as well-capitalized suppliers continue to vertically integrate their operations and expand geographies and diversify their product offering.

Our Competitive Strengths

              Market Leading Interior Components Focused Automotive Supplier.    We believe we are the only global supplier with a primary focus on a wide range of interior products. We focus our resources on the design, engineering and manufacturing of a broad array of interior products and systems, which provides our customers with both content variety and price point flexibility. We believe our product focus, along with decades of industry knowledge and track record of high-quality execution, positions us as a preferred supplier with the OEMs as they continue to strive to meet increasing consumer interior expectations.

              Global Footprint with Diverse Mix of Customers and Vehicle Platforms.    Our global manufacturing footprint includes 80 manufacturing facilities worldwide, with 25 in the United States, 21 in Western Europe, 11 in China, seven in Mexico, six in Eastern Europe, three in Japan, three in India and one each in Canada, Malaysia, South Africa and Thailand. Approximately 95% of our sales are derived from light vehicles for which we manufacture products for a diverse mix of approximately 325 vehicle platforms globally, which include cars/crossovers and light-duty pickup trucks/SUVs. In addition, we manufacture products for commercial/heavy-duty trucks. Our diverse customer base includes all of the major multinational automotive OEMs, and we have successfully incorporated our products into the top-selling vehicles in the industry. Given this global footprint, and our diverse customer and platform mix, as well as our manufacturing expertise, we feel that we have fortified industry barriers to entry while also mitigating our dependence on any individual customer. At the same time, we believe we are well-positioned globally, with just over 50% of our revenues generated in North America since 2007, less than 4% of our total sales for the past three years in the economically distressed countries of

France, Italy and Spain, and limited exposure to a shrinking vehicle manufacturing environment in Japan. Our footprint in other countries of Europe and Asia as well as North America will allow us to participate in the anticipated automotive recovery.

              Low-Cost, Vertically Integrated Manufacturer.    Our manufacturing facilities are strategically located to serve the needs of our global customers, minimize value stream costs and maximize operational flexibility. We have developed the expertise to vertically integrate processes such as compounding resins, dying/finishing yarns, manufacturing complex component parts and fabricating tooling as well as to provide product validation services. We leverage these process capabilities to deliver value-added solutions across our global customer base, such as our recently introduced Smartfoil™ TPO (thermoplastic olefin), material that adorns interior lower door panels and provides improved scratch and mark resistance while reducing material cost and weight. We also utilize our expansive global footprint and common suppliers to negotiate pricing and purchase order terms and conditions globally. We believe that our commitment to managing the complete value chain enables us to maintain high levels of product quality while effectively reducing costs.

              Efficient Operations with Significant Operating Leverage.    We have optimized our global footprint by executing a number of sustainable cost improvement initiatives throughout our manufacturing operations that have lowered our structural cost base. Since our inception, we have selectively closed 16 facilities, eliminating approximately 3.6 million square feet (representing a 25% reduction in capacity), even as we have grown revenue through new business awards and acquisitions. Our management team has partnered with our labor force to establish a competitive hourly wage rate and benefit structure. Additionally, we have implemented comprehensive continuous improvement cost reduction programs and created a performance-based culture that empowers employees at all levels to optimize manufacturing processes and realize operating efficiencies.

              Leader in Product and Process Innovation.    We have made a commitment to pioneer and implement new technologies, as evidenced by our approximately 470 patents worldwide and approximately 100 patent applications pending. We operate 22 design, technical and commercial centers, with six located in North America, ten in Europe and six in Asia, which are each strategically positioned near our OEM customers' design "homerooms" and other development and manufacturing sites. Our full-service engineering expertise allows us to support our customers at the idea generation and design phase of a project and to provide mid-cycle vehicle enhancements. We believe the numerous customer and industry awards we have received reinforces our position as a world-class engineering and manufacturing company of automotive interior and resin-based products. We were one of only four companies from GM's approximately 18,500 global suppliers to receive the 2012 General Motors' Overdrive Award for Commitment and one of two suppliers to Honda of America to receive the 2012 Honda Corporate Citizen Award. Additionally, we have won GM's Supplier of the Year Award in four of the past five years. Other honors and awards received in 2012 include the Ford World Excellence Award and the Award of Excellence in Product Development from Mahindra & Mahindra Ltd.

              Experienced Management Team.    Our management team has substantial industry, operational and financial experience. The key members of our executive leadership team have an average of over 20 years of experience in the automotive supplier industry. During a challenging economic and industry environment, our management oversaw the expansion of our Company from 11 facilities in seven countries in 2006 to 80 facilities in 19 countries in 2013. Our management team executed an aggressive restructuring strategy to eliminate structural issues arising from legacy acquisitions and won product transfers from over 30 financially or operationally distressed suppliers. These efforts have resulted in strengthened relationships with both our long-standing and new customers. We believe we have a strong platform for growth based on the strength of our senior leadership team, and their past integration and restructuring accomplishments have positioned us as a low-cost, global supplier of automotive interior components.

Our Strategy

              Further Penetrate Major OEMs.    We are focused on continuing to expand product penetration, growing content per vehicle and winning business on new vehicle platforms. Utilizing our long-standing relationships with OEMs, we are pursuing additional opportunities to provide our broad catalog of products to these customers, including complementary products such as certain exterior components. In response to market trends, we also expect to participate in the upscaling of vehicle interiors with additional content and premium materials. Our manufacturing, engineering and design capabilities allow us to provide tailored products, new technology and solutions in line with consumer demands, and we believe we are well-positioned to supply these product enhancements to OEMs.

              Continue Expansion into Emerging Markets.    We intend to continue selectively expanding our global footprint to take advantage of growing vehicle demand in emerging markets. We believe these fast-growing regions offer opportunities to increase sales and market share, as well as realize incremental margin improvements as demand continues to grow in these regions. We have made it a priority to be a global supplier of choice within each region where we operate and have been successful in growing both organically and through acquisitions. We believe we are well-positioned in Asia, as our efforts to grow in the region have focused on China, India, Malaysia and Thailand. We have made greenfield facility investments in China, India and Romania to serve various OEM customers in these markets. Additionally, we currently operate four joint ventures in Asia, including in China, Malaysia and Thailand. We will continue to evaluate alliances, new facilities and other strategic opportunities to increase our presence in these and other important markets. Entering new markets with OEM customers allows us to supply existing vehicle platforms, as well as position ourselves to be integrated into new platforms.

              Exercise Continuous Improvement to Realize Increased Margins.    We have reengineered our organization to focus our culture on continuous efficiency improvements in all phases of the business. Although IAC has come together through a consolidation of numerous acquisitions, we have instituted a "One IAC" operating model to standardize best practices across our global organization. We believe that our consistent focus on sustainable cost reduction, coupled with our return on capital targets, will streamline productivity enhancements, and appropriate tooling and capital expenditure spending. We expect our low-cost manufacturing, together with our disciplined approach to quoting and capital deployment, to enable improved margins while providing an attractive combination of high-quality products and competitive pricing for our customers.

              Pursue Selective Strategic Acquisitions.    The automotive interior component supply industry continues to be fragmented. Through our selective acquisition strategy, we intend to continue to participate in the consolidation of the automotive supplier segment. This will enable us to expand our share in existing markets, increase penetration into emerging markets, gain access to new technologies and further leverage our global operating infrastructure and established customer relationships. We believe our history of successfully identifying, acquiring, integrating and restructuring underperforming assets to realize enhanced performance will enable us to continue our successful acquisition strategy. Additionally, we believe that these acquisitions will further enhance our exposure to the geographies, product segments and vehicle platforms poised to realize significant growth as the end market recovers.

Our Products

    Our Products and Product Mix

              Our products are predominantly focused in one broad product segment: interior components and systems. Our mix of products is well-diversified across our product portfolio. There are four major categories of interior components and systems that we design, engineer and manufacture: instrument panels, consoles & cockpits; door & trim systems; flooring & acoustic systems; and headliner &

overhead systems; as well as other interior & exterior components. The following sets forth 2012 sales (dollars in millions) and the percentage of 2012 sales for each of our product categories:

Instrument Panels, Consoles & Cockpits	Door & Trim Systems	Flooring & Acoustic Systems	Headliner & Overhead Systems	Other Interior & Exterior Components
$1,675	$1,133	$973	$495	$436
36%	24%	21%	10%	9%

              The following is a list of products for each of our product categories:

Instrument Panels, Consoles & Cockpits	Door & Trim Systems	Flooring & Acoustic Systems	Headliner & overhead Systems	Other Interior & Exterior Components
• Instrument panels	• Door panels	• Floor carpet	• Headliner substrates	Interior:
• Center consoles	• Armrests	• Acoustic insulators	• Overhead systems	• Cargo management
• Cockpits	• Decorative appliqués	• Engine insulators	• Air distribution ducts	• Load floors
• Air distribution ducts	• Garnish trim	• Expandable sealing	• Assist handles	• Seat panels
• Air registers	• Hard panels	• Floor mats	• Coat hooks	Exterior:
• Cupholders	• Map pockets	• Heat shields	• Garnish trim	• Bumper fascias
• Decorative appliqués	• Safety components	• Package trays	• Interior lighting	• Rocker molding
• Glove box assemblies	• Soft panels	• Trunk trim	• Overhead consoles	• Recreational vehicle trim
• Hard panels	• Speaker grilles	• Utility flooring	• Safety components	• Reservoir systems
• Soft panels	• Switch bezels	• Wheel arch liners	• Visors	• Rocker panels

    Instrument Panels, Consoles and Cockpits

              The instrument panel is the main styling feature and focal point in a vehicle's interior and is the carrier for various safety, climate control and electronic features.

              We provide a full range of instrument panel product offerings to meet OEM customer design specifications and price points in every vehicle segment, from entry level to premium and luxury vehicles. We utilize various proprietary technologies to create hard panels, soft-feel panels and panels with sewn leather. Our vertical integration capabilities enable us to produce the majority of components for instrument panel systems, including air distribution ducts, air registers, glove boxes, decorative appliqués and other plastic trim. Our system integration capabilities allow us to design, engineer, manufacture and assemble complete cockpit systems for OEM customers.

              Floor consoles complement cockpit systems. Many features and technologies, such as sewn leather, appliqués and air registers, are utilized in both cockpit systems and floor consoles to ensure interior design continuity.

              Our vertical integration capabilities are a key advantage in producing floor consoles for OEM customers. Products and processes ranging from injection molded side panels to painted decorative components to leather wrapped armrests allow us to optimize our value chain to meet OEM customer performance and cost requirements. Our process expertise further contributes to the value chain. The most recent example includes the recent industry introduction of our proprietary FastKast™ A-surface material manufacturing process. FastKast™ incorporates thermoplastic polyolefin and polyvinyl chloride resins in conjunction with our advanced process development, which provides enhanced product quality, improved tactile feel and aesthetics on instrument panels and other interior trim components.

    Door and Trim Systems

              Door panels provide comfort, style, safety and functionality for the interior door. Door panels are supplied in various degrees of modularity and act as the carrier for numerous safety countermeasures, storage and electrical components as well as providing noise and environmental barriers for the vehicle interior.

              We provide a broad array of door and trim system solutions to meet design specifications for a complete range of vehicle segments. We use multiple surface technologies to create hard, semi-soft and soft door panels. Our newest surface technology, Smartfoil™ has its first application on the doors of a premium, high-end vehicle. Smartfoil™ TPO (thermoplastic olefin) is a leather-like material that adorns the interior lower door panels, providing improved craftsmanship and luxury, while reducing cost and weight over traditional solutions. SmartFoil's durable top coat reduces scratches that can be evident in vehicles with low egress, such as sport coupes, which often result in shoe scuffs on the lower door. Our vertical integration capabilities allow us to produce prominent door components, such as decorative vinyl, leather or cloth-covered inserts, appliqués, armrests, speaker grilles, switch plates, map pockets and government-mandated energy-absorbing safety measures and sound deadening technologies. Our system integration capabilities enable us to assemble, and supply in OEM customer vehicle assembly sequence order, door panel systems consisting of the door panel, release handle, speakers, ambient lighting and window and lock switches.

              Garnish trim adds a finishing touch to the interior of a vehicle by tying together the overhead system, instrument panel and doors for seamless style continuity. We provide garnish trim to complement any vehicle interior ranging from low-gloss surfaces to hand-wrapped fabrics.

    Flooring and Acoustic Systems

              The flooring system is the major trim feature for the floor of the vehicle and is the carrier for a significant portion of the interior acoustic system designed to block or absorb road and exterior noise. The dash insulator, which is designed to minimize engine noise from entering the interior compartment, is another major interior acoustic product. Other flooring trim components include rear package trays, floor mats, acoustic insulators and trunk trim.

              We provide a full range of flooring and acoustic systems to meet all OEM customer price points and various styling, weight and acoustic requirements. We recently introduced a new floor mat product called GripRite™. GripRite™ employs patented micro-nib technology on the floor mat backing, which locks the mat into position on nonwoven carpets, preventing the mat from slipping. Our systems integration capability in acoustic science enables us to specifically tune our suite of Silent Solutions™ products to meet the acoustic requirements for both sound blockage and sound absorption to create a quieter interior. Silent Solutions™ is our collection of noise and vibration harshness development tools and vertically integrated products that are used in a systematic approach for optimizing each unique vehicle application. We believe our vertical integration capability in the manufacturing of non-woven and woven carpet, barrier and acoustic components provides us significant competitive advantages.

    Headliner and Overhead Systems

              The headliner and overhead systems are the main trim feature on the interior roof of the vehicle. The modular overhead system is comprised of the main cloth-covered substrate (headliner), various overhead consoles, grab handles, visors, energy management components and interior lighting. Our vertical integration capabilities enable us to manufacture each of these components, which cater to the OEM customers need for light weight, low-cost solutions for all vehicle segments.

              We provide a full range of substrate offerings, including Urethane Core, or UROCORE, and Thermal-formable Rigid Urethane, or TRU, to meet varying requirements for strength, cost, acoustics packaging space and energy management for every vehicle type. UROCORE is an IAC substrate solution that offers improved acoustics, while TRU is a patented solution that provides increased design flexibility. Our system integration capabilities allow us to design, engineer, manufacture and assemble complete overhead systems.

    Other Interior and Exterior Components

              Cargo Management Systems.    Cargo management systems are found in the rear of the vehicle and are generally used in SUVs and crossover vehicles. This component system typically has a dual purpose of providing an aesthetically appealing floor in the rear of the vehicle and providing functional storage and organization.

              Other Interior Systems.    As a complete solution provider, we produce other interior trim components, including load floors, seat back panels, decorative seat trim, expanded poly propylene energy absorbers, and storage compartments with accessories like sliding tables, bottle and cup holders and phone/computer fixtures. All systems can be developed and manufactured in-house with vertical integration of all processes such as injection molding, vacuum forming, low pressure molding, blow molding, vinyl or leather covering and painting.

              Exterior Components.    We provide our customers complementary interior & exterior components for the passenger car and light truck industries as well as for the recreational and heavy truck industries. Our portfolio of exterior parts and systems includes grained or painted bumpers, painted or unpainted grilles and spoilers, together with functional products such as fenders, mudguards, rocker panels and door sills. We have invested in a state-of-the-art, environmentally-conscious, water-based paint line, specifically for painting exterior parts. These parts meet very strict quality requirements for color matching and durability. Specifically for commercial trucks, we deliver exterior storage compartments, transparent or colored exterior sun visors and profiles including complete light systems. We are recognized as a supplier for complete exterior system design, product and material development with complete in-house manufacturing capabilities.

Customers and Platforms

              In 2012, six customers individually represented more than 5% of our sales, including General Motors, Chrysler/Fiat, Jaguar Land Rover, Ford, Volvo and VW Group. Together, these six customers represent approximately 75% of our total sales. With this customer diversification, we believe we are well-positioned to mitigate our exposure to any individual customer. Our products are used on a diverse mix of approximately 350 vehicle platforms globally. Our platform diversity spans all price points, from entry level to premium and luxury, as well as all vehicle types, including small, mid-size and large cars, crossovers, light trucks, SUVs, vans and commercial/heavy duty trucks. For 2012, passenger vehicles accounted for 32.7% of our sales. Vehicles classified as light trucks accounted for 61.4% of our sales, of which 22.3% of those sales were full sized trucks and vans and the remainder included mini-vans, cross-over vehicles and compact SUVs. Heavy trucks and other accounted for the remaining 5.9% of our total sales.

Technology and Product Design

              We develop, optimize and integrate product design and manufacturing technologies for our core products to provide significant value for existing and potential OEM customers. Our technology centers enable us to work closely with customers as they develop new products around the world. We provide system solutions for the complete vehicle interior with global capabilities in design, development, engineering and validation. Our full-service engineering expertise allows us to support our customers at the idea generation and design engineering phase of a project and to provide mid-cycle vehicle enhancements.

              We have 22 design, technical and commercial centers, with six located in North America, ten in Europe and six in Asia, to align with OEM customer design "homerooms" and global development and manufacturing strategies. These centers utilize our standard Global Development Launch System, which is a disciplined system for coordinating all stages of product development, from design concept and validation to production. This process ensures on-time, accurate designs that meet OEM customer requirements and provides for simultaneous, multi-region development. We have assembled the infrastructure necessary to develop and industrialize innovative concepts into feasible solutions and the tools (e.g., concept development from sketching to rendering and computer-aided design, mold flow, finite element analysis, rapid prototyping, tooling, validation and launch systems) to provide the best possible products from concept phase to program award and launch.

Manufacturing Process

              We have invested considerable resources to develop and enhance our manufacturing processes and capabilities. Our primary manufacturing processes include: injection molding, compression molding, blow molding, and others such as slush molding, PUR foaming, water jet cutting, die trimming, vibration welding, infrared welding, ultrasonic welding, carpet tufting, nonwoven needle-punch, laser scoring, painting, robotic automation and various secondary processes. Additionally, we have invested in a number of processes to reduce material and process costs including exterior painting, advanced carpet lamination, resin compounding and next generation single-step processing such as infrared processed slush skins and thin-walled injection molding. We have vertically integrated and expanded our internal process capabilities to include selective parts manufacturing, tool manufacturing, and validation, which has not only reduced our supply chain risk but improved our cost structure.

              Many of our facilities are located in close proximity to an OEM customer location, which allows us in some instances to supply products to those customers in a "just-in-time" OEM customer vehicle build sequence delivery process. Typically, we utilize this process for products such as cockpit assemblies and overhead system modules, and to a lesser extent for other interior components including door panels, carpeted floors and center consoles. Additionally, several of our facilities have "cross commodity" capability, which means the facilities have the capital equipment and technology to supply products using multiple types of manufacturing processes.

Suppliers and Raw Materials

              Our supply base is diverse and global in nature. Our purchases are either controllable (i.e., completely sourced by us) or customer directed (i.e., sourced by the OEM customer). The type and distribution of supplies and raw materials we purchase are similar across our geographic segments. In North America, Europe and Asia, we share many common suppliers, primarily for resin-based commodities. This commonality in supply provides opportunity for global negotiating of pricing and purchase order terms and conditions. Our supply base in emerging markets is developing rapidly. With the global nature of major suppliers, we are leveraging our emerging markets growth to increase our bargaining power in supply negotiations.

              Pricing for plastic resin and chemical products tends to fluctuate with global market conditions. Crude oil and natural gas commodity pricing, resin supply/demand balances, reactor capacities, and geopolitical situations influence the price of resin. We have implemented a number of strategies to mitigate the impact of these fluctuations on our cost structure, including cost reduction actions, in-sourcing for components, and low cost country sourcing. We have vertically integrated the production of critical resin compounds to provide stable supply, consolidated resin specifications to increase volume purchase quantities and qualified multiple sources where possible to maintain market competition. We participate in certain customer resin purchasing programs and other customer-sponsored resin volatility programs to mitigate our exposure to market fluctuations in resin prices.

Sales, Marketing and Distribution

              Our sales and marketing teams are spread across our global footprint so that our teams are closely located near our OEM customers. We utilize an experienced sales team that focuses on developing new business, marketing our innovations and executing customer-specific growth objectives while meeting our financial targets. Our advanced engineering group supports the advanced sales group with product design feasibility, customer quote response development and technical sales. Both of these advanced groups form the core team that interfaces with our operations, finance, capacity and capital planning functions in producing customer quotes. Our integrated approach is aimed at ensuring all customer quotes are market competitive and that we pursue opportunities that maximize capacity utilization and achieve financial return targets. We believe the efforts of these teams accentuate our capabilities in innovation, engineering, program management, launch, quality and manufacturing. Our integrated approach of internally aligned disciplines, combined with our culture of trust and empowerment are critical elements in our new business pursuit process.

              Utilizing this process, we analyze all strategic programs and product lines to understand vehicle benchmarks, supplier competitive landscape, market, styling and safety trends as well as OEM customer needs related to pricing, technology and logistics. Our pursuit plan consists of development projects designed to meet the needs of next generation vehicles from a cost, weight, performance, environmental and craftsmanship standpoint. A well-executed pursuit program optimizes research and development spending and greatly enhances our probability of obtaining strategic new business growth.

Intellectual Property

              We believe one of our competitive advantages is our history of technological innovation and our patent portfolio. We have dedicated, and will continue to dedicate, resources to engineering and development to support and maintain these competitive advantages.

              We hold approximately 470 patents worldwide and have approximately 100 patent applications pending in key product technologies. We consider these patents highly valuable and seek to protect our rights against infringement throughout the world. While our patent portfolio is a valuable asset, no individual patent or group of patents is critical to the success of our business and management does not believe the loss or termination of any specific patent would materially affect our business.

              In addition, we possess non-patented technology, know-how and trade secrets to supplement our patent portfolio. While these proprietary rights are valuable assets and facilitate our ability to compete, a complete protection of these unregistered rights is not possible. Management believes that the individual loss of any specific right would not materially affect our business.

Competition

              Automotive suppliers compete on quality, service, technology, price, engineering capability and innovation. Our capabilities in these core competencies are integral to sustaining and enhancing our position as a leading vehicle interior systems supplier. We compete with the other major global automotive suppliers as well as regional suppliers in our core product lines.

              We compete for new business at the beginning of the development of new models, the re-design of existing models and when an OEM customer requires an emergency transfer of current production business from a distressed supplier. New-model development generally begins two to four years before the start of mass production. Once a supplier has been designated to supply parts for a new program, an OEM customer usually will continue to purchase those parts from the designated supplier for the life of the program, which is generally five to seven years. OEM customers continually evaluate suppliers based on key metrics such as quality, service, technology, price, engineering capability and innovation. Other subjective metrics include new product and technology development capability, degree of global and local presence, effectiveness of customer service and overall management capability. Superior performance in all metrics typically leads to business growth with the OEM customers.

              Our major competitors include Faurecia, S.A., Johnson Controls, Inc., Autoneum Holding Ltd., Grupo Antolin S.A., Magna International Inc., HP Pelzer GmbH, various OEM customer in-house/Keiretsu suppliers, and other regional competitors. The number of competitors in our core product segments has decreased in the past three years. We believe that supplier rationalization in North America, Europe and Asia will continue. OEM customers have been, and we expect will continue to be, increasingly focused on the financial strength and viability of their supply base and more likely to select suppliers that can provide global design, engineering and manufacturing solutions. We believe that such scrutiny of suppliers will result in additional consolidation of the supply base and will provide beneficial opportunities for us to gain market share.

Backlog

              Anticipated net product sales for 2013 through 2015 from new incremental business, net of lost programs, programs balancing out and any foreign currency fluctuations, are approximately $698 million, with approximately $312 million in North America, approximately $170 million in Europe and approximately $216 million in Asia. We are typically awarded programs 1-3 years prior to the start of production on new and replacement business. Due to the timing of the OEM sourcing cycle, we measure our anticipated net product sales based on contracts to be executed in the next three years. Our estimate of anticipated net sales includes formally awarded new programs, programs which we believe are highly probable of being awarded and volume changes on existing programs. Our estimate may be impacted by various assumptions, including vehicle production levels on new and replacement programs, customer price reductions, currency exchange rates and the timing of program launches. We typically enter into agreements with our customers at the beginning of a vehicle's life for the fulfillment of customers' purchasing requirements for the entire production life of the vehicle. These agreements generally may be terminated by customers at any time, though historically, such terminations have been infrequent. Therefore, this anticipated net sales information does not constitute firm orders or firm commitments, and awards of business do not represent guarantees of production volumes or revenues. In addition, this measure excludes sales at our non-consolidated joint ventures.

Environmental Regulation

              We are subject to a variety of environmental laws, regulations, initiatives and permits that govern, among other things, activities or operations that may have an adverse environmental effect; soil, surface water and groundwater contamination; the generation, storage, handling, use, disposal and transportation of hazardous materials and hazardous waste; the emission and discharge of materials, including GHGs into the environment; and health and safety. We have taken steps to comply with these numerous and sometimes complex laws, regulations and permits.

              We believe we are in substantial compliance with the requirements of these environmental laws and regulations. However, we currently are the subject of formal and informal enforcement actions or procedures, none of which are expected to have a material adverse effect on our business. While compliance with environmental requirements has not had a material impact on our business, we have made and will continue to make capital and other expenditures pursuant to such requirements.

              We also could be responsible for costs relating to any contamination at any property we or a predecessor owned or operated or at a third-party waste disposal site. Several of our properties have been the subject of remediation activities to address historic contamination. Our costs and liabilities associated with environmental contamination may be material to our business. See Note 18 to our audited consolidated financial statements included elsewhere in this prospectus for additional information about costs related to environmental matters.

              Additionally, our OEM customers are subject to significant environmentally-focused state, federal, international and foreign laws and regulations that regulate vehicle emissions, fuel economy and other matters related to the environmental impact of vehicles. Typically, these laws and regulations change frequently and become more stringent over time. To the extent that environmentally-focused laws and regulations ultimately increase or decrease automotive vehicle production, such laws and regulations would likely impact our business.

Product Liability and Warranty Matters

              In the event that the use of our products results in, or is alleged to result in, bodily injury and/or property damage or other losses, we may be subject to product liability lawsuits and other claims. These lawsuits generally seek compensatory damages, punitive damages and attorney fees and costs. Additionally, we are a party to warranty-sharing and other agreements related to our products with certain of our OEM customers. These customers may pursue claims against us for contribution of all or a portion of the amounts sought in connection with product liability and warranty claims.

              Additionally, if any of our products are, or are alleged to be, defective, we may be required or requested by our OEM customers to participate in a recall or other corrective action involving such products. In certain instances, allegedly defective products may be provided by our suppliers. We may seek recovery from our suppliers of materials included within our products that are associated with product liability and warranty claims. We carry insurance for certain legal matters, including product liability claims, but such coverage may be limited. We do not maintain insurance for product warranty or recall matters.

Legal Proceedings

              We are from time to time involved in legal proceedings, claims and investigations, including commercial and contractual disputes, intellectual property matters, personal injury claims, tax claims and employment matters that are incidental to the conduct of our business. We may be subjected to cash costs or non-cash charges to earnings in future periods if any of these matters is resolved on unfavorable terms. Although the ultimate outcome of any legal matter cannot be predicted with certainty, we currently do not expect that any pending legal proceeding, claim or investigation will have a material adverse impact on our combined financial condition, results of operations or cash flows.

Employees

              As of June 29, 2013, we employed approximately 27,000 employees at more than 90 locations in approximately 20 countries around the world. As of that date, we had approximately 18,000 employees in North America, 8,000 employees in Europe and 1,000 employees in Asia, including employees in our joint ventures. The majority of our workforce in North America and Europe is covered by collective bargaining agreements and/or tariff agreements, and where there are no agreements in Europe, we follow the employment-related legislation of the countries in which our facilities are located. Our employees in Asia are not covered by such agreements. We have good relationships with each of the unions, works councils and regional ombudsmen, as applicable, representing our employees.

Facilities

              Our corporate headquarters is located in Luxembourg. We also have 80 manufacturing facilities and 22 design and technical centers located strategically throughout the world.

              The following tables contain a list of our facilities, all of which are substantially in use. See "Description of Certain Indebtedness" for a description of the major encumbrances on these facilities.

Manufacturing Facilities(1)

Facility Name	Country	Use	Square Feet	Ownership
North America
Maple (Concord)	Canada	Manufacturing	149,966	Leased
Hermosillo	Mexico	Manufacturing	488,000	Leased
Monterrey (Santa Catarina)	Mexico	Manufacturing	137,154	Owned
Puebla (San Miguel Xoxtla)	Mexico	Manufacturing	75,123	Leased
Queretaro (El Marques)	Mexico	Manufacturing	130,329	Leased
Ramos Arizpe	Mexico	Manufacturing	104,300	Leased
Saltillo	Mexico	Manufacturing	187,089	Leased
Toluca(2)	Mexico	Manufacturing	432,586	Owned / Leased
Albemarle	United States	Manufacturing	528,531	Leased
Alma	United States	Manufacturing	149,000	Owned
Anniston	United States	Manufacturing	157,000	Leased
Belvidere	United States	Manufacturing	170,000	Leased
Canton	United States	Manufacturing	164,500	Owned
Dayton	United States	Manufacturing	219,500	Leased
Fremont	United States	Manufacturing	245,000	Owned
Greencastle	United States	Manufacturing	415,000	Owned
Greenville	United States	Manufacturing	240,000	Leased
Holmesville	United States	Manufacturing	113,779	Leased
Huron	United States	Manufacturing	340,450	Owned
Iowa City(3)	United States	Manufacturing	364,000	Owned
Madisonville	United States	Manufacturing	136,000	Owned
Mendon	United States	Manufacturing	228,000	Owned
Montgomery (Troy)	United States	Manufacturing	153,026	Leased
Old Fort	United States	Manufacturing	367,267	Leased
Port Huron	United States	Manufacturing	157,000	Owned
San Antonio (JV)	United States	Manufacturing	96,161	Leased
Sidney	United States	Manufacturing	187,000	Leased
Spartanburg	United States	Manufacturing	189,400	Owned / Leased
Springfield	United States	Manufacturing	146,000	Leased
St. Clair	United States	Manufacturing	103,400	Leased
Strasburg	United States	Manufacturing	494,000	Owned
Warren	United States	Manufacturing	138,268	Leased
Wauseon	United States	Manufacturing	350,288	Leased
Europe
Genk	Belgium	Manufacturing	115,174	Leased
Grobbendonk	Belgium	Manufacturing	83,797	Owned
Hodonin	Czech Republic	Manufacturing	93,108	Owned
Prestice	Czech Republic	Manufacturing	325,221	Owned
Zakupy	Czech Republic	Manufacturing	256,343	Owned
Bad Friedrichshall	Germany	Manufacturing	26,770	Leased
Celle (Adelheidsdorf)(2)	Germany	Manufacturing	535,774	Owned
Friedrichroda	Germany	Manufacturing	159,370	Owned
Hamburg	Germany	Manufacturing	227,624	Leased
Lambrecht	Germany	Manufacturing	116,971	Owned
Plattling	Germany	Manufacturing	234,750	Owned
Straubing	Germany	Manufacturing	132,245	Owned

Facility Name	Country	Use	Square Feet	Ownership
Zwiesel	Germany	Manufacturing	104,658	Owned
Born	Netherlands	Manufacturing	203,718	Leased
Poznan (Swarzdz)	Poland	Manufacturing	14,510	Leased
Bals	Romania	Manufacturing	161,459	Owned
Lozorno	Slovakia	Manufacturing	150,694	Leased
Logroño (Agoncillo)	Spain	Manufacturing	459,350	Leased
Vitoria	Spain	Manufacturing	58,427	Leased
Färgelanda	Sweden	Manufacturing	258,215	Owned
Låssby (Gothenburg)(2)	Sweden	Manufacturing	263,716	Leased
Skara	Sweden	Manufacturing	327,847	Leased
Coleshill (Birmingham)(3)	United Kingdom	Manufacturing	140,000	Leased
Elmdon (Solihull, West Midlands)	United Kingdom	Manufacturing	223,000	Leased
Halewood (Liverpool)	United Kingdom	Manufacturing	75,320	Leased
Scunthorpe	United Kingdom	Manufacturing	150,000	Leased
Sunderland	United Kingdom	Manufacturing	25,000	Leased
Asia
Beijing	China	Manufacturing	62,700	Leased
Beijing (JV)	China	Manufacturing	48,287	Leased
Chongqing	China	Manufacturing	111,622	Leased
Fuzhou	China	Manufacturing	25,833	Leased
Shanghai (JV)	China	Manufacturing	116,250	Owned / Leased
Shanghai	China	Manufacturing	69,000	Leased
Shenyang (JV)	China	Manufacturing	54,250	Leased
Wuhan (JV)	China	Manufacturing	148,800	Owned / Leased
Yantai	China	Manufacturing	29,796	Leased
Yantai (JV)	China	Manufacturing	68,792	Leased
Chakan	India	Manufacturing	118,000	Leased
Chakan	India	Manufacturing	15,400	Leased
Changshu	China	Manufacturing	83,410	Leased
Manesar (Gurgaon)	India	Manufacturing	50,529	Owned / Leased
Kanagawa (Yokosuka)	Japan	Manufacturing	85,983	Owned / Leased
Kyushu (Yukuhashi)	Japan	Manufacturing	79,017	Owned
Nagoya (Komaki)	Japan	Manufacturing	210,715	Owned
Kuala Lumpur (JV)	Malaysia	Manufacturing	29,000	Leased
East London (JV)	South Africa	Manufacturing	45,930	Leased
Samut Prakan (JV)	Thailand	Manufacturing	17,933	Leased

(1)
Does not include our one manufacturing facility in Japan and two facilities in the United States that are closed and are planned for disposition.

(2)
Facility also used for engineering.

(3)
Facility also used for tool manufacturing.

Non-Manufacturing Facilities

Facility Name	Country	Use	Square Feet	Ownership
North America:
Old Fort	United States	Tool Manufacturing	60,000	Leased
Plymouth	United States	Validation	43,000	Leased
Southfield	United States	Regional HQ / Engineering	123,000	Leased
Troy	United States	Validation	67,249	Leased
Europe:
Mlada Boleslav	Czech Republic	Customer Center	750	Leased
Böblingen	Germany	Customer Center	1,518	Leased
Ebersberg	Germany	Equipment Manufacturing / Validation	103,656	Leased
Krefeld	Germany	Regional HQ / Engineering	23,465	Leased
Rüsselsheim	Germany	Customer Center	4,306	Leased
Luxembourg	Luxembourg	Global HQ	1,442	Leased
Basildon	United Kingdom	Customer Center	8,000	Leased
Asia:
Shanghai	China	Regional HQ / Engineering	25,171	Leased
Pune	India	Engineering	7,650	Leased
Nagoya (Komaki)	Japan	Regional HQ / Engineering	14,388	Leased
Shin Yokohama (Yokohama)	Japan	Engineering	3,452	Leased
Inchon	Korea	Commercial Center	365	Leased
Bangkok (JV)	Thailand	Commercial Center	2,277	Leased

Seasonality and Cyclicality

              Our business is moderately seasonal because our OEM customers typically shut down vehicle production during certain months or weeks of the year. Many North American customers typically close assembly plants for two weeks in July and one week in December. Customers in Europe historically shut down vehicle production during portions of July and August and one week in December. Shut-down periods in Asia generally vary by country, but typically coincide with national festivals or holidays. In addition, consumer demand for new vehicles typically softens during the holiday season and the winter months in North America and Europe generally, which may impact our business in the fourth quarter. However, broader economic trends, such as cyclical downturns in consumer demand for vehicles, have historically had a greater impact on sales than seasonal fluctuations.

MANAGEMENT

Directors and Executive Officers

              The following table sets forth the names and ages of our current directors and executive officers, and the positions they held as of the date of this prospectus:

Name	Age	Position
Wilbur L. Ross, Jr.	75	Non-Executive Chairman of the Board and Director
James K. Kamsickas	46	President, Chief Executive Officer and Director
Dennis E. Richardville	59	Executive Vice President and Chief Financial Officer
Janis N. Acosta	43	Executive Vice President, General Counsel and Corporate Secretary
Alicia L. Allen	39	Vice President and Corporate Controller
Scott A. Kehoe	39	Vice President and Global Treasurer
Claudia S. Obermueller	44	Vice President, Tax
Sylvie Abtal-Cola	46	Director
Cynthia B. Bezik	60	Director
Johan Dejans	46	Director
F. David Segal	43	Director
Stephen J. Toy	40	Director

              Set forth below is certain background information relating to our directors, executive officers and key employees.

              Wilbur L. Ross, Jr. has served as the Non-Executive Chairman of our board of directors since 2006. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a private equity firm. Mr. Ross is currently a member of the board of directors of ArcelorMittal, a steel and mining company; Exco Resources Inc., a natural oil and gas company; International Textile Group, Inc., a global, diversified textile provider; Air Lease Corporation, an aircraft leasing company; Assured Guaranty Ltd., a holding company that provides credit protection products to the United States and international public finance, infrastructure and structured finance markets; The Governor and Company of the Bank of Ireland, a commercial bank operation in Ireland; BankUnited, Inc., a savings and loan holding company; Navigator Holdings Ltd., a provider of international seaborne transportation services; Sun Bancorp, a bank holding company; Talmer Bancorp, a bank holding company; Plascar Participações SA, a manufacturer of automotive interiors; and Ocwen Financial Corporation, a holding company that is engaged in the servicing and origination of mortgage loans. Mr. Ross formerly served as a member of the board of directors of International Coal Group from April 2005 to June 2011; Montpelier Re Holdings Ltd., a reinsurance company, from 2006 to March 2010; The Greenbrier Companies, a supplier of transportation equipment and services to the railroad industry from June 2009 until January 2013; and Syms Corp., a retail store operator, from 2000 through 2007. Mr. Ross was Executive Managing Director of Rothschild Inc. for 24 years before acquiring that firm's private equity partnerships in 2000. Mr. Ross holds an A.B. from Yale University and an M.B.A., with distinction, from Harvard University. Through the course of Mr. Ross' career, he has served as a principal financial adviser to, investor in, and director of various companies across the globe operating in diverse industries, and he has assisted in restructuring more than $300 billion of corporate liabilities.

              Mr. Ross has keen business acumen as well as significant experience in finance and knowledge of the capital markets that provides the board of directors with invaluable transactional and financial assistance and insight. Mr. Ross also represents our largest stockholder.

              James K. Kamsickas serves as our President, Chief Executive Officer and Director. Mr. Kamsickas has served as a director since 2012. From January 2011 to April 2012, Mr. Kamsickas served as our Global Co-Chief Executive Officer and President of North America and Asia. From April 2007 to December 2010, he served as our Chief Executive Officer and President of North America and

Asia. Since April 2007, Mr. Kamsickas has served as a Director of our North American LLC. From 1989 to March 2007, Mr. Kamsickas served in various positions at Lear Corporation, including as a Vice President in its General Motors, Ford and Chrysler customer divisions, Vice President of operations of Lear's Seating, Electrical and Interiors divisions and in several key positions in Lear's European operations. Mr. Kamsickas earned a B.A. in Business Administration from Central Michigan University and a Master of Business Administration from Michigan State University. As our Chief Executive Officer, President and Director, Mr. Kamsickas provides the board of directors with knowledge of the daily affairs of the Company and with essential experience, insight and expertise in the automotive interior components and systems industry.

              Dennis E. Richardville serves as our Chief Financial Officer. Between March 2012 and August 2012, Mr. Richardville served as our Interim Chief Financial Officer, Vice President, Corporate Controller and Chief Accounting Officer. From April 2007 to March 2012, Mr. Richardville served as our Vice President, Corporate Controller and Chief Accounting Officer overseeing corporate accounting functions, shared services, information systems and internal controls compliance. Between 2002 and March 2007, Mr. Richardville was Finance Director for the Interior Systems Division at Lear Corporation. For more than two decades prior to that, he held various leadership positions at a variety of automotive and technology companies. Mr. Richardville earned a B.A. in Accounting from Michigan State University.

              Janis N. Acosta serves as our Executive Vice President, General Counsel and Corporate Secretary. From April 2007 to December 2010, Ms. Acosta served as our Vice President and General Counsel for North America. From November 2006 to July 2010, Ms. Acosta was a partner at Winston & Strawn LLP. From 1999 to October 2006, Ms. Acosta held various positions at Lear Corporation, including Vice President of Global Risk Management, Deputy General Counsel and Assistant General Counsel. Ms. Acosta earned a B.S. in Political Economy from Hillsdale College and a Juris Doctor from Wayne State University Law School.

              Alicia L. Allen serves as our Vice President and Corporate Controller. From December 2011 to August 2012, Ms. Allen served as Finance Director and Controller of our European segment. From January 2011 to November 2011, Ms. Allen served as Director of Financial Reporting. Prior to that, Ms. Allen held various finance and accounting roles with automotive companies since 2004. From 1997 to 2004, Ms. Allen worked with various public accounting firms and became licensed as a Certified Public Accountant in 1999. Ms. Allen earned a B.A. in Business Administration with a specialization in Accounting from the University of Michigan.

              Scott A. Kehoe serves as our Vice President and Global Treasurer. From January 2011 to May 2012, Mr. Kehoe served as Vice President of Global Financial Planning & Analysis and Treasurer—North America and Asia. From June 2009 to January 2011, Mr. Kehoe served as Vice President and Treasurer—North America. From April 2007 to June 2009, Mr. Kehoe was Vice President, Treasurer and Director of Investor Relations at Noble International, Ltd. From August 1999 to March 2007, Mr. Kehoe served in various progressive positions in Finance at Plastech Engineered Products, Inc. Mr. Kehoe earned a B.A. in Business Administration with a specialization in Accounting from the University of Michigan.

              Claudia S. Obermueller serves as our Vice President, Tax. From February 2000 to October 2007, Ms. Obermueller served in various management positions at Lear Corporation. From September 1995 to February 2000, Ms. Obermueller served in various progressive positions at Deloitte & Touche. Ms. Obermueller earned a B.A. in Political Science and German Literature from the University of Michigan and a Juris Doctor from the University of Wisconsin Law School. Ms. Obermueller is a licensed attorney in the state of Michigan and Wisconsin since 1995 and became licensed as a Certified Public Accountant in 1999.

              Sylvie Abtal-Cola has been a director since July 2008. Since September 2007, Ms. Abtal-Cola has served as a Team Director at ATC Corporate Services S.A. From July 2006 to September 2007, she served as a Manager of Alter Domus S.à.r.l., a provider of management and other corporate services based in Luxembourg. From 2003 to 2006, Ms. Abtal-Cola served as a Senior Accountant for LGT Trust & Consulting S.A. In addition, Ms. Abtal-Cola earned a D.E.S.S. (master degree) "certificate d'aptitude à l'administration des entreprises" in Finance from the I.A.E. Metz (France).

              Ms. Abtal-Cola's significant financial and accounting expertise and substantial experience with Luxembourg companies provides the board of directors with invaluable assistance and insight directly relevant to the Company.

              Cynthia B. Bezik has been a director since March 2011. Presently, Ms. Bezik provides financial consulting services to companies on a freelance basis. From May 2006 to August 2008, she was the Chief Financial Officer of WCI Steel, Inc., an integrated, flat-rolled steel producer. Prior to that, Ms. Bezik worked as a financial consultant to the $300 million Senior Secured Noteholders in the WCI Steel, Inc. bankruptcy proceedings from May 2004 to May 2006. From November 1997 through July 2003, Ms. Bezik was a Senior Vice President—Finance and Chief Financial Officer at Cliffs Natural Resources, Inc. (f/k/a Cleveland-Cliffs Inc.), a NYSE-listed company that is a major supplier to the steel industry. Before that, she was the Treasurer at Cliffs Natural Resources from October 1994 through October 2003. Earlier in her career, Ms. Bezik was on the audit staff of Ernst & Young, LLP, a professional services organization, and worked for AM International, a large manufacturing company. In addition, Ms. Bezik served as a director and chair of the audit committee of International Coal Group, Inc. from April 2005 through June 2011, as a member of the Board of Managers of Cadence Innovation LLC (f/k/a New Venture Holdings, LLC) from September 2005 through mid-2009 and a director and chair of the audit committee of Oxford Automotive, Inc. from February 2004 through September 2004. Ms. Bezik is a C.M.A. (Certified Management Accountant) and received a B.S. from Youngstown State University and an M.B.A. from Case Western Reserve University.

              Ms. Bezik's substantial financial and accounting expertise and work experience, particularly in the manufacturing industry, provides the board of directors with essential financial skills and insight directly relevant to the Company.

              Johan Dejans has been a director since June 2010. Since June 2006, Mr. Dejans has served as a Managing Director of ATC Corporate Services S.A. From 1995 to June 2006, he served as a Managing Director of ING Trust. In addition, Mr. Dejans earned a certificate of the Ecole Spéciale des Sciences Fiscales in International and European Tax from the ICHEC, Brussels, a Masters in European Law from the Université libre de Bruxelles and a Masters in Law from the Katholieke Universiteit Leuven.

              Mr. Dejans' significant experience with Luxembourg companies provides the board of directors with invaluable assistance and insight directly relevant to the Company.

              F. David Segal has been a director since June 2013. Mr. Segal is a research analyst and portfolio manager for Franklin Mutual Advisers. He is co-portfolio manager of the Mutual Shares Fund and is also portfolio manager of the Luxembourg-registered FTIF Franklin Mutual Beacon Fund. He is an analyst specializing in the automotive sector and has been covering the sector for over 11 years, in addition to his other sector coverage responsibilities. Prior to joining Mutual Series in 2002, Mr. Segal was an associate director in the structured finance group at MetLife. He began his career trading interest rate options at the Chicago Mercantile Exchange. He has over 20 years of experience in the financial services industry. Mr. Segal holds an M.B.A. from New York University's Stern School of Business and a B.A. from the University of Michigan, Ann Arbor. He is a Chartered Financial Analyst (CFA) Charterholder. Mr. Segal is a member of the New York Society of Security Analysts and the Economic Club of New York.

              Mr. Segal has significant expertise in analyzing financial issues that provides the board of directors with essential financial skills and insight directly relevant to the Company. Mr. Segal also represents one of our largest shareholders.

              Stephen J. Toy has been a director since 2006. Presently, Mr. Toy is a Managing Director at WL Ross & Co. LLC and, before his current position, Mr. Toy served as Senior Vice President from April 2000 through July 2005. Prior to joining WL Ross & Co. LLC in April 2000, Mr. Toy worked at Rothschild Inc., an investment banking firm. Mr. Toy is currently a member of the board of directors of Plascar Participações SA. Additionally, Mr. Toy received a B.S. in Business Administration from the State University of New York at Albany.

              Mr. Toy has significant expertise in analyzing financial issues and experience with manufacturing companies that provides the board of directors with essential financial skills and insight directly relevant to the Company. Mr. Toy also represents one of our largest stockholders.

Board Composition

              We are managed under the direction of our board of directors. Our board of directors consists of seven directors, six of whom are not, and have never been, our employees. There are no family relationships between any of our directors and senior management.

              In accordance with our articles of association, our board of directors is divided into the following three classes with staggered three-year terms:

  •
  Class III, whose initial term will expire at the annual meeting of shareholders to be held in 2014;

  •
  Class I, whose initial term will expire at the annual meeting of shareholders to be held in 2015; and

  •
  Class II, whose initial term will expire at the annual meeting of shareholders to be held in 2016;

              Our Class III directors are Wilbur L. Ross, Jr. and Stephen J. Toy, our Class I directors are Sylvie Abtal-Cola and Johan Dejans, and our Class II directors are Cynthia B. Bezik, James K. Kamsickas and F. David Segal.

              At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Committees

              Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will consist of at least three directors.

              Audit Committee.    The audit committee is comprised of at least three directors. Membership of the audit committee includes Ms. Bezik (Chair), Mr. Toy and Ms. Abtal-Cola. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The functions and responsibilities of the audit committee will include:

  •
  reviewing with our independent auditors its plans for, and the scope of, its annual audit and other examinations;

  •
  reviewing the audited annual financial statements and quarterly financial information with management and our independent auditors;

  •
  reviewing all public releases from the Company that contain earnings and other financial information;

  •
  ensuring an anonymous and independent avenue for confidential submission of concerns regarding questionable accounting or auditing matters and reviewing and addressing any concerns raised by our employees regarding questionable accounting or auditing matters;

  •
  establishing procedures for the confidential receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters;

  •
  annually reviewing and reassessing the adequacy of the audit committee charter;

  •
  identifying and recommending to the shareholders the appointment, retention, compensation, oversight and termination of the services of our independent auditors, resolving any disagreements between management and the auditors regarding financial reporting and determining the scope of the annual audit and establishing the fees to perform the annual audit;

  •
  establishing policies and procedures for the review and pre-approval by the audit committee of permissible non-audit services to be performed by our independent auditors;

  •
  reviewing (a) the adequacy and effectiveness of our internal control systems and significant changes in internal controls, (b) our internal audit procedures and (c) the adequacy and effectiveness of our disclosure controls and procedures, and management reports thereon;

  •
  evaluating management's implementation of mandated changes to accounting and reporting requirements, as outlined by our independent auditors, or other recommendations made by our independent auditors;

  •
  reviewing matters related to our corporate compliance activities; and

  •
  considering possible conflicts of interest of members of our board of directors and management and making recommendations to prevent, minimize or eliminate such conflicts of interest.

              Our independent auditors report directly to the audit committee. Each member of the audit committee has the ability to read and understand fundamental financial statements. Our board has determined that Ms. Bezik, Mr. Toy and Ms. Abtal-Cola satisfy the SEC requirements relating to independence of audit committee members. Our board has determined that Ms. Bezik and Mr. Toy meet the requirements of an "audit committee financial expert" as defined by the rules of the SEC.

              We will provide for appropriate funding, as determined by the audit committee, for payment of compensation to our independent auditors, any independent counsel or other advisors engaged by the audit committee and for administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

              Compensation Committee.    The compensation committee will be comprised of at least three directors. Membership of the compensation committee will include                        (Chair),                         and                         . The compensation committee will establish, administer and review our policies, programs and procedures for compensating our executive officers and directors. The functions and responsibilities of the compensation committee will include:

  •
  establishing compensation philosophy and policies applicable to our key officers, including our Chief Executive Officer;

  •
  approving annual bonus and long-term equity incentive plans;

  •
  approving performance measures, goals and objectives under performance-based incentive plans for our key officers;

  •
  establishing guidelines for long-term equity grants and monitoring equity ownership and dilution;

  •
  approving appointments, terminations, employment agreements, consulting agreements, severance arrangements, change in control arrangements and related compensation and benefit packages for our key officers;

  •
  reviewing and recommending compensation for members of our board of directors;

  •
  overseeing regulatory compliance with respect to compensation matters, including policies on structuring compensation programs to preserve tax deductibility; and

  •
  annually reviewing and reassessing the adequacy of the compensation committee charter.

              Nominating and Corporate Governance Committee.    The nominating and corporate governance committee will be comprised of at least three directors. Membership of the nominating and corporate governance committee will include                        (Chair),                         and                         . The functions and responsibilities of the nominating and corporate governance committee will include:

  •
  reviewing, and making recommendations regarding the composition and appropriate size of our board of directors;

  •
  monitoring and making recommendations with respect to the purpose, structure and operations of the various committees of our board of directors and the qualifications and criteria for membership on each committee of our board of directors;

  •
  recommending members of our board of directors to serve on the committees of our board of directors;

  •
  reviewing and reporting to our board of directors on a periodic basis regarding matters of corporate governance and corporate responsibility and sustainability;

  •
  identifying individuals qualified to become members of our board of directors and recommending candidates to our board of directors to fill new or vacant positions; and

  •
  annually reviewing and reassessing the adequacy of the nominating and corporate governance committee charter.

Compensation Committee Interlocks and Insider Participation

                            ,       and      served as members of the compensation committee during 2013. None of the members of the compensation committee is or has in the past been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Board of Directors Role in Risk Oversight

              After careful consideration, our board of directors has determined that risk oversight is a function best served by the entire board of directors. Certain elements of risk oversight related to financial risks, including internal controls, usually are reviewed initially by the audit committee. Similarly, risks posed by our compensation practices are initially reviewed by the compensation committee and risks associated with the independence of the board of directors and potential conflicts of interest are initially reviewed by the nominating and corporate governance committee. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, to facilitate oversight of risk by the entire board of directors, each committee regularly reports about such risks to the entire board of directors. Senior management may also report directly to the board of directors regarding risk management. The board of directors and senior management regularly engage in discussions regarding material risks we face so that all members of the board of directors understand the risks associated with the business and our strategy and that the board of directors and management agree on the appropriate level of our risk.

Code of Business Conduct and Ethics

              All of our employees, including our executive officers, and directors are required to comply with our Code of Business Conduct and Ethics. The purpose of these corporate policies is to ensure to the greatest possible extent that our business is conducted in a consistently legal and ethical manner. The text of the Code of Business Conduct and Ethics will be available on our website (www.iacgroup.com) by clicking on "Investor Relations" and then "Corporate Governance," and will be available in print. We will also post on our website any amendment to, or waiver from, a provision of our policies as required by law. In addition, the board of directors has adopted certain Corporate Governance Guidelines. These principles were adopted by the board of directors to best ensure that the board of directors is independent from management, that the board of directors adequately performs its function as the overseer of management and to help ensure that the interests of the board of directors and management align with the interests of the stockholders. The text of the Guidelines will be available on our website (www.iacgroup.com) by clicking on "Investor Relations" and then "Corporate Governance" and will be available in print.

Director Compensation

              Directors who are also our employees or former employees receive no additional pay for serving as directors. Upon the completion of this offering, we will compensate our non-executive directors with an annual cash retainer of $70,000 plus $1,500 per board meeting attended, as well as reimbursement for travel or other expenses incurred in connection with their service. The chair of the audit committee will receive an additional amount of $15,000, the chair of the compensation committee will receive an additional amount of $10,000 and the chair of the nominating and corporate governance committee will receive an additional amount of $7,500. Also, each non-executive director is entitled to receive an annual grant of restricted share units equivalent to $50,000 on the date of grant. The grant of restricted share units is expected to be made annually simultaneously with annual equity awards to our executive officers, vesting on the first anniversary of the date of grant. Our Board of Directors adopted the International Automotive Components Group, S.A. Director Equity Plan pursuant to which our non-executive directors may elect to have all or any portion of their annual cash retainer (excluding committee fees and other compensation) paid in shares of our common stock based on the value of a share on the date the cash amount would have been paid.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

              This Compensation Discussion and Analysis describes and analyzes our executive compensation program for 2012. In addition, we have included information about certain changes to our executive compensation program that we have already adopted and that will become effective following this offering.

              Listed below are our named executive officers for 2012:

    •
    James K. Kamsickas, President and Chief Executive Officer;

    •
    Jens R. Höhnel, Special Advisor to Chief Executive Officer;

    •
    Dennis E. Richardville, Executive Vice President & Chief Financial Officer;

    •
    Janis N. Acosta, Executive Vice President, General Counsel & Corporate Secretary;

    •
    Jeffrey H. Vanneste, former Executive Vice President & Chief Financial Officer; and

    •
    Simon J. Kesterton, former Chief Strategy Officer & European Chief Financial Officer & Director.

              In March 2012, Mr. Kamsickas was named Chief Executive Officer as Mr. Höhnel retired from his position as Global Co-Chief Executive Officer and became the Special Advisor to the Chief Executive Officer. Mr. Höhnel retired from the Company on March 31, 2013. Mr. Richardville was appointed Interim Chief Financial Officer in March 2012 and then promoted to Chief Financial Officer in August 2012 after Mr. Vanneste left the Company in March 2012. Mr. Kesterton left the Company in August 2012.

Executive Summary

2012 Business Performance

              While the Company faced deteriorating economic conditions in Europe and Japan during 2012, we also experienced vehicle volume improvement in the North American automotive market. Our net sales increased 6.8% to $4.7 billion in 2012 from $4.4 billion in 2011, although Adjusted EBITDA (a non-GAAP financial measure that we define as income (loss) before interest, taxes, depreciation and amortization and certain other adjustments such as impairment charges, restructuring charges, foreign currency gains and losses, acquisition and reorganization costs and other significant non-cash charges and credits that we exclude because we believe they are not indicative of the ongoing performance of our core operations) remained relatively flat over 2011. During 2012, our named executive officers oversaw, among other things: strong continuous improvement savings in the North America segment; the completion of the largest launch year in the history of the North America segment and significant launch activity in the Europe and Asia segments; amendments to the European Securitization Program, Amended and Restated Credit Facility and Hermosillo Note Payable; the implementation of the Company's European improvement plan; the initiation of numerous industrial projects in emerging markets; the execution and coordination of increased customer global vehicle platforms; the prudent deployment of capital; integration of separate management teams and operations; and the preparation of the Company for this offering.

Summary of Key 2012 Executive Compensation Decisions and Actions

              In 2012, we took the following key actions and made the following decisions with respect to our named executive officer compensation program:

    •
    Based on our named executive officers' achievements and changes in the responsibilities of our named executive officers in 2011 and early 2012, we increased our named executive officers' annual base salary rates effective as of January 1, 2012 by 23% for Mr. Kamsickas, by 15% for Ms. Acosta, and by 5% for each of Messrs. Höhnel and Kesterton, and we increased Mr. Richardville's annual base salary rate by 65% upon his promotion to Chief Financial Officer in August 2012;

    •
    Under our annual cash incentive compensation program for 2012, our named executive officers earned annual cash incentives at 38% of their target awards based on plan metrics and Company performance. However, our board of directors increased final payouts to 71% of the target award for Messrs. Kamsickas and Richardville and Ms. Acosta based on the board's subjective consideration of their achievements and our business performance during 2012;

    •
    We granted time-based stock options and time-based restricted stock units to our named executive officers (other than Messrs. Höhnel and Vanneste) during 2012, with a total value at the time of grant equal to a specified percentage of each executive's base salary (Mr. Richardville was not yet serving as Chief Financial Officer at the time of these grants and did not receive a grant of stock options); and

    •
    We granted performance-based restricted stock units with a grant date fair value of $485,000 to our newly-promoted Chief Executive Officer during 2012.

Objectives of 2012 Executive Compensation Program

              Our executive compensation program is designed to attract, retain and motivate highly qualified individuals with the skills and experience necessary to achieve our business goals and maximize shareholder value. The program seeks to align the compensation of our named executive officers with the attainment of these business goals and the creation of shareholder value on both a short-term and long-term basis through a combination of base salary, annual performance-based cash incentives and/or bonuses and long-term equity incentive awards.

              The key objective of our executive compensation program is to maximize shareholder value by providing compensation opportunities that:

    •
    are competitive within our peer group and therefore enable us to attract, retain and motivate highly-qualified individuals within a tight marketplace;

    •
    reward performance and accountability at both the individual and corporate levels; and

    •
    align the payment of compensation with the attainment of key global and regional financial goals.

              In order to achieve our objectives, we provide our named executive officers with a mix of fixed and, within an appropriate risk-taking parameter, "at-risk" compensation, with a substantial majority of each officer's potential annual compensation being of a variable nature. This variable compensation consists of annual performance-based cash incentives and discretionary bonuses determined based on the achievement of the measures described below and annual long-term equity incentive awards. In 2012, our long-term equity incentive component consisted primarily of service-based awards. Following the completion of this offering, we expect our long-term equity incentive awards to include a mix of service-based and performance-based awards. Our goal is to set performance goals that are aggressive, but achievable, such that the executives understand the compensation is at-risk and will become payable only upon achieving performance that meets or exceeds our business objectives.

Determining 2012 Executive Compensation

              Our program was constructed with the assistance of Mercer (US) Inc., an independent compensation consulting firm that we refer to as Mercer, based in part on a peer group determined by our board of directors consisting of publicly traded companies from the United States, Canada and Europe. Each of the selected companies was either a direct competitor in our geographic markets for customers and/or talent or an automotive parts producer of similar size to us in terms of revenue (a range of approximately 0.5 to 2.5 times that of the Company). The selected peer group consisted of: Autoliv, Inc.; Brembo S.p.A.; Dana Holding Corporation; Exide Technologies; Federal-Mogul Corporation; GKN plc; Grammer AG; Harman International Industries, Incorporated; LEONI AG; Meritor, Inc.; Modine Manufacturing Company; Compagnie Plastic Omnium SA; Rieter Holding AG; Tenneco Inc.; and Visteon Corporation. We do not specifically benchmark elements of compensation against market compensation analyses or our peer group companies. Instead, we use compensation studies and peer information to help us obtain a general understanding of current compensation practices and design an executive compensation program that we believe is competitive with the programs offered by companies with which we compete for industry-specific talent in a tight marketplace. This approach helps ensure that our practices, considered collectively, are market and cost competitive while creating the appropriate incentives to encourage the achievement of our business objectives.

              Our board of directors took into account information and recommendations from Mercer, the Chief Executive Officer and human resources administrators in determining our competitive compensation position. However, the board of directors ultimately relied on its own experience and judgment in making final decisions with respect to our executive compensation program for our named executive officers for 2012.

              Upon completion of this offering, the compensation committee will be responsible for administering our compensation program for our named executive officers. Our Chief Executive Officer will review the performance of each named executive officer (other than himself, whose performance will be reviewed by the compensation committee) and present his conclusions and recommendations regarding compensation amounts to the compensation committee for consideration and approval. From time to time, the compensation committee will review industry market data with respect to compensation practices for named executive officers of companies of comparable size, industry, location and other attributes that compete with us for qualified management, but the compensation committee is expected to continue to use this information to obtain a general understanding of current compensation practices rather than for formal benchmarking purposes.

Elements of 2012 Executive Compensation

              In 2012, the compensation program for our named executive officers consisted of:

    •
    base salary;

    •
    annual cash incentive and discretionary bonus compensation;

    •
    long-term equity-based awards consisting of stock options and restricted stock units;

    •
    health, welfare and certain other benefits;

    •
    retirement benefits; and

    •
    severance benefits.

Base Salary

              We pay base salaries to provide a base level of fixed, cash compensation that recognizes our named executive officers' individual qualifications and job responsibilities. When setting annual base salaries, we take into account compensation levels for similarly situated individuals at other companies with which we compete for executive talent more to develop a general understanding of current compensation practices rather than for formal benchmarking purposes. We review the base salaries of our named executive officers during the annual performance appraisal process in the early part of each year and make adjustments based on internal review of each individual's compensation in relation to other employees, individual performance of the named executive officer, corporate performance and our understanding of the competitive compensation environment. In evaluating individual performance, the board of directors subjectively considers each named executive officer's performance with respect to commitment, accomplishment of strategic goals, ongoing integration of the Company's formerly separate operating companies, workforce development, job knowledge, teamwork and communication. We do not assign a particular weight to any of these factors for individual performance, as the importance of each factor may differ from year to year, and may differ among individual named executive officers in any given year based on a subjective evaluation by the compensation committee. Salary levels may also be adjusted upon a promotion or other change in job responsibility. Based on the foregoing, the board of directors set the base salaries for the named executive officers for 2012.

              Set forth below is the annual base salary rate for each of our named executive officers for 2012, which rates were set by the board of directors in March 2012 to be effective as of January 1, 2012, except as described below.

Name	Annual Base Salary Rate for 2012
James K. Kamsickas	$800,000
Jens R. Höhnel	$662,208	(1)
Dennis E. Richardville	$385,000	(2)
Janis N. Acosta	$420,000
Jeffrey H. Vanneste	$425,000	(3)
Simon J. Kesterton	$407,506	(4)

(1)
Amount is converted from Euros to U.S. dollars using an exchange rate of €1.00 to $1.285 (the 12-month average rate for 2012).

(2)
Mr. Richardville's annual base salary rate as of January 1, 2012 was $232,875. In March 2012, he was named Interim Chief Financial Officer and awarded an additional $10,000 per month through August 2012. In August 2012, he was named Chief Financial Officer and his annual base salary rate was set at $385,000 in connection with his promotion.

(3)
Mr. Vanneste left the Company in March 2012 and did not receive a base salary rate adjustment during 2012.

(4)
Mr. Kesterton left the Company in August 2012. Amount is converted from Euros to U.S. dollars using an exchange rate of €1.00 to $1.285 (the 12-month average rate for 2012). Mr. Kesterton's annual base salary rate was set at €317,125, but his base salary is paid in British Pounds based on the British Pound spot rate.

Annual Cash Incentive and Discretionary Bonus Compensation

              We provide annual cash incentive compensation to motivate and reward our named executive officers for their achievement of individual performance goals and for helping us to achieve our short-term financial objectives established by the board of directors as part of the budget planning process pursuant to the International Automotive Components Group, S.A. Annual Bonus Plan, or the Annual Bonus Plan. Annual cash incentives provide our named executive officers with rewards for meeting or surpassing specific short-term corporate and individual goals. As a result, the incentives balance the objectives of our long-term incentive program, discussed below in "—Long-Term Equity-Based Awards," which centers on long-term stock price growth. Also, annual cash bonuses allow us to maintain relatively low fixed compensation costs and still provide our named executive officers with competitive cash compensation, subject to performance. For 2012, the target incentive opportunity for each of our named executive officers was set as a percentage of his or her base salary and conditioned on the achievement of certain performance measures.

              The performance measures for 2012 were based 80% on corporate financial performance and 20% on individual performance. Our corporate financial performance was measured on two separate bases with equal weighting: Adjusted EBITDA and return on capital employed, or ROCE. ROCE is computed as the Company's operating income divided by its total assets (excluding cash, cash equivalents, and restricted cash) less current liabilities (excluding short-term borrowings and current portion of long-term debt), in each case, as determined by the Company for the applicable year in accordance with GAAP. Individual performance was measured separately for each named executive officer on a scale of 0% to 125%. The following table outlines the 2012 goals and actual results:

Performance Level	Adjusted EBITDA Goal (in millions)	Adjusted EBITDA Actual (in millions)	ROCE Financial Goal	ROCE Financial Actual	Individual Goal	Annual Incentive Payout Percentage
Below Threshold	<$192	—	<10%	7.5%	<75%	0%
Threshold	$192	$211	10%	—	75%	25%
Target	$256	—	13.3%	—	100%	100%
Maximum	$320	—	16.6%	—	125%	175%

              Actual performance during 2012 resulted in a 45% annual incentive payout percentage for the Adjusted EBITDA performance component (determined by mathematical straight-line interpolation for performance between threshold and target levels), no annual incentive payout percentage for the ROCE performance component, and a 100% annual incentive payout percentage for the individual performance component. This resulted in a combined weighted average payout of 38%, given the relative weighting of the three components (40% for Adjusted EBITDA performance, 40% for ROCE performance and 20% for individual performance). The board of directors determined that each of the named executive officers achieved the maximum level of performance related to the individual component of the incentive calculation based on a subjective analysis that included the achievement of other business objectives as described in "—Executive Summary—2012 Business Performance."

              The Annual Bonus Plan provides the board of directors with the authority and discretion to evaluate significant or extraordinary circumstances affecting the global business of the Company and to adjust individual awards to be greater or less than would otherwise be authorized under the performance metrics set forth in the plan based on an assessment of a named executive officer's overall contributions and Company performance. Taking into account the earned payout of 38%, the board of directors awarded an adjusted payout level for Messrs. Kamsickas and Richardville and Ms. Acosta of 71% of target. This decision was based on the board's consideration of the achievements and other circumstances specifically described above under "—Executive Summary—2012 Business Performance."

              The following table sets forth the target amounts and the actual amounts of cash incentive and bonus payments awarded for 2012 performance:

Name	Target Incentive Amount as a % of Base Salary	Target Award	Actual Payout as a % of Target Award	Actual Payout
James K. Kamsickas	75%	$600,000	71%	$426,000
Jens R. Höhnel(1)	65%	$430,435	38%	$163,566
Dennis E. Richardville	55%	$211,750	71%	$150,343
Janis N. Acosta	55%	$231,000	71%	$164,010
Jeffrey H. Vanneste(2)	—	—	—	—
Simon J. Kesterton(1)(3)	55%	$224,128	—	—

(1)
Amounts are converted from Euros to U.S. dollars using an exchange rate of €1.00 to $1.285 (the 12-month average rate for 2012).

(2)
Mr. Vanneste left the Company in March 2012 and did not receive an annual cash bonus award opportunity for 2012.

(3)
Mr. Kesterton left the Company in August 2012 and did not earn an annual cash bonus payment for 2012.

Long-Term Equity-Based Awards

              We believe that long-term equity-based awards are a key aspect of our executive compensation program and provide a strong link to our long-term performance. We use equity awards based on our common stock as long-term incentive compensation for our named executive officers. Annually, each named executive officer receives equity awards with a total grant date fair value at the time of grant equal to a percentage of the executive's base salary, as determined by the Board. These time-based awards encourage continued service with us. The level set for our named executive officers for equity-based awards granted in 2012 was:

Name	Value as a Percentage of Base Salary	Target Value
James K. Kamsickas(1)	100%	$800,000
Jens R. Höhnel(2)	—	—
Dennis E. Richardville(3)	44%	$102,795
Janis N. Acosta	65%	$273,000
Jeffrey H. Vanneste(4)	—	—
Simon J. Kesterton(5)	65%	$262,405

(1)
Amount excludes the value of a one-time grant of performance-based restricted stock units as described below.

(2)
In March 2012, Mr. Höhnel retired as our Global Co-Chief Executive Officer and became the Special Advisor to the Chief Executive Officer. He was not granted long-term equity-based awards in 2012.

(3)
These grants were made prior to Mr. Richardville's promotion and based on his prior annual base salary.

(4)
Mr. Vanneste left the Company in March 2012 and was not granted long-term equity-based awards in 2012.

(5)
Amount is converted from Euros to U.S. dollars using an exchange rate of €1.00 to $1.273 (the rate in effect on the date of grant).

              Our time-based equity awards in 2012 consisted of grants of stock options and restricted stock units in a ratio (based on the grant date fair values of the awards) of approximately 70% stock options and 30% restricted stock units in order to emphasize the performance aspect. In addition, in connection with his change in position and increased job responsibilities, Mr. Kamsickas was granted 12,125 performance-based restricted stock units valued on the date of grant of May 16, 2012 at $485,000. This award will become fully vested in the event that our Adjusted EBITDA equals at least $325 million during the 2012, 2013, or 2014 calendar year while Mr. Kamsickas remains continuously employed at the Company. The equity grants, excluding the performance-based restricted stock units, for our named executive officers made in 2012 were as follows:

	Stock Options		Restricted Stock Units
Name	Common Share Number	Aggregate Grant Date Fair Value	Common Share Number	Aggregate Grant Date Fair Value
James K. Kamsickas	25,455	$560,010	6,000	$240,000
Jens R. Höhnel	—	—	—	—
Dennis E. Richardville(1)	—	—	2,570	$102,800
Janis N. Acosta	8,687	$191,114	2,048	$81,920
Jeffrey H. Vanneste	—	—	—	—
Simon J. Kesterton	8,349	$183,678	1,968	$78,720

(1)
This grant was made prior to Mr. Richardville's promotion.

              These awards were granted pursuant to the International Automotive Components Group, S.A. Equity Award Plan, as amended, which we refer to as the 2011 Interim Equity Plan. The 2011 Interim Equity Plan was adopted by our board of directors and approved by our shareholders in June 2011. Pursuant to the 2011 Interim Equity Plan, our time-based stock option and restricted stock unit awards vest in four equal annual installments beginning on April 1 following the date of grant, subject generally to the holder's continued employment, or upon the holder's death or disability, or upon a change of control (as such terms are defined in the applicable award agreement) or, in the case of certain grants, upon the holder's termination without cause or for good reason. We believe that stock options provide appropriate incentives to our named executive officers because they have intrinsic value only if our stock price increases after the grant date. We believe that restricted stock unit awards are appropriate because they encourage superior long-term performance, immediately align the interests of our named executive officers with those of our shareholders and support the retention of our named executive officers. By providing an appropriate mix of stock options and restricted stock units to our named executive officers, we believe that we provided a well-balanced set of incentives that will create and maximize shareholder value without encouraging inappropriate risks.

Post-IPO Compensation Plans

              In connection with this offering, and in recognition of the contributions of our continuing named executive officers in this process, our board of directors has approved one-time grants of restricted stock units to our continuing named executive officers which are contingently awarded upon the completion of this offering on or before December 31, 2013. The numbers of restricted stock units approved for conditional grant to the continuing named executive officers are 60,736 for Mr. Kamsickas, 19,070 for Mr. Richardville and 20,725 for Ms. Acosta. Those restricted stock units will be granted pursuant to the 2011 Interim Equity Plan and will vest in two annual installments beginning on the first anniversary of the completion of this offering, subject generally to the executive's continued employment.

              Mercer updated its executive compensation analysis for the board of directors in July 2013. Upon completion of this offering, a new equity-based program will be implemented consisting of 35%

stock options, 30% restricted stock units and 35% total shareholder return, or TSR, performance shares. Our board of directors has adopted, and our current shareholders have approved, the International Automotive Components Group, S.A. 2013 Equity and Performance Incentive Plan, which we refer to as the 2013 Equity Plan. Our equity-based grants that we will make following the completion of this offering are expected to be subject to the terms and conditions of the 2013 Equity Plan.

              Following the completion of this offering, our long-term equity based awards, which we expect to grant annually in the early part of each year, are expected to be set based on the following percentages of the continuing named executive officers' base salary rates on the grant date:

Name	Expected Value as a Percentage of Base Salary	Expected Approximate Dollar Value Based on 2012 Base Salary Rate
James K. Kamsickas	100%	$800,000
Dennis E. Richardville	65%	$250,250
Janis N. Acosta	65%	$273,000

              Our performance share awards will permit our named executive officers to earn additional shares of common stock based on our level of achievement against specified performance goals over a specified period. We intend for our initial performance goal to be based on our TSR relative to a select peer group's TSR results over a three-year period. The TSR performance shares will align our executives' interests and performance with our long-term success, providing a reward for performance that directly impacts shareholder value. For our initial grants of TSR performance shares, each named executive officer is expected to be awarded a target number of TSR performance shares (each TSR performance share representing one share of our common stock), based on a percentage of the individual's base salary. Based on relative TSR levels over the three-year performance period, each named executive officer is expected to earn a number of shares of common stock (from 0% to 175% of the target number of performance shares), delivered to the individual shortly after the completion of the performance period, based on the following chart:

Performance Level	Total Shareholder Return (TSR)	Performance Share Payout (% of Target Award Opportunity)
Below Threshold	<35th% of peer group TSR	0%
Threshold	35th% of peer group TSR	25%
Target	55th% of peer group TSR	100%
Maximum	≥80th% of peer group TSR	175%

              Performance share payouts are expected to be determined by mathematical straight-line interpolation for performance between the threshold and target levels or between the target and maximum levels.

Health, Welfare and Other Benefits

              We provide competitive health and welfare benefits, including medical, dental, disability, and life insurance, to our eligible employees, including our named executive officers, which benefits provide support to our employees' basic health and welfare needs. To remain competitive in the market for a high-caliber management team, we also provide our named executive officers with the annual perquisite allowance and other perquisites discussed below.

              We provide our U.S.-based named executive officers an aggregate annual perquisite allowance, paid together with base salary as part of the regular paycheck, in lieu of certain individual perquisites, such as car allowances and financial planning services. This provides executives the ability to choose the actual form of benefit and eliminates our cost of administering a perquisites program. The value of the perquisite allowance for each U.S.-based named executive officer was determined based on a review of amounts paid by peer companies and anticipated expenses based on historical amounts. Our U.S.-based named executive officers are generally also provided with supplemental long-term disability insurance, which supplements the long-term disability insurance that is generally available to other U.S. salaried employees. In addition, the Company pays premiums for a $3 million life insurance policy for Mr. Kamsickas pursuant to his employment agreement. Prior to their departures from the Company, Mr. Höhnel was provided with the use of a company car, valued at approximately $28,290 for 2012, and Mr. Kesterton was provided with a car allowance equal to $12,674 for 2012. Each of our named executive officers (other than Mr. Kesterton) is also permitted to use a Company fuel card covering their actual fuel usage for business and personal travel.

              The Company does not provide tax gross-up payments for the imputed income associated with any of the perquisites provided to its named executive officers. For additional information regarding perquisites, refer to the "2012 Summary Compensation Table" below.

Severance Benefits

              In accordance with their employment agreements, each of our named executive officers is entitled to severance payments and benefits in connection with a termination of the executive's employment without cause or for good reason, conditioned on the executive's execution of a release of claims. Severance pay, including notice periods, generally covers up to two years of base pay and includes continuation of certain benefits for certain named executive officers for that period. In addition, each employment agreement contains related non-competition, non-solicitation and non-disclosure covenants. Generally, the equity awards granted to our named executive officers provide for accelerated vesting in connection with a termination of the executive's employment without cause or for good reason, conditioned on the executive's execution of a release of claims. We believe the severance payments and benefits will provide our named executive officers with reasonable protection in the event their employment is terminated, or effectively terminated, for reasons outside of their control and will encourage them to adhere to the restrictive covenants that protect our interests. Refer to "—Potential Payments and Benefits upon Termination of Employment and Change in Control" for additional information.

              During 2012, Mr. Vanneste left the Company and his employment agreement was terminated without triggering severance payments or benefits or the accelerated vesting of equity awards. Mr. Kesterton also left the Company in 2012. He is currently receiving payments pursuant to a compromise agreement, and his outstanding equity awards became fully vested upon his departure. Refer to "—Separation Arrangements" below for additional information.

Retirement Benefits

              Our U.S.-based named executive officers (Mr. Kamsickas, Mr. Richardville, Ms. Acosta, and, prior to his departure from the Company in 2012, Mr. Vanneste) participate in our retirement savings program and supplemental savings program, as eligible. The general terms of these plans and formulas for calculating benefits are summarized following the "2012 Summary Compensation Table" and "Nonqualified Deferred Compensation in Fiscal 2012" table, respectively. Prior to his departure from the Company in 2012, Mr. Kesterton participated in our UK defined contribution scheme, which is summarized following the "2012 Summary Compensation Table." These benefits provide rewards for long-term service to the Company and an income source in an executive's post-employment years.

              In addition, for 2012 Mr. Höhnel, our former Global Co-Chief Executive Officer, received pension benefits, which he was entitled to begin receiving even though he was still employed by the Company as a result of historical employment arrangements with Collins & Aikman, a predecessor to the Company, that were adopted by the Company. The general terms of this arrangement are summarized following the "Pension Benefits in Fiscal 2012" table.

Stock Ownership Guidelines

              Our board of directors and senior management believe that our named executive officers should acquire and retain a significant amount of our stock in order to further align their interests with those of our shareholders. Our board of directors has adopted stock ownership guidelines to be effective following the completion of this offering. Under those guidelines, our Chief Executive Officer is encouraged to achieve stock ownership equal to five times his annual base salary through retention of shares owned directly, vested and unvested stock awards (excluding unexercised stock options) and restricted stock unit grants. Named executive officers (other than our Chief Executive Officer) are encouraged to achieve ownership equal to three times their annual base salary. Until an individual achieves the applicable ownership level, the individual is required to hold at least 75% of the shares that the individual acquires (measured on an after-tax basis) from awards granted to the individual.

Recoupment Policy

              We currently do not have a recoupment policy to adjust or recover bonuses or incentive compensation where the bonuses or payments were based on financial statements that were subsequently restated or otherwise amended in a manner that would have lowered the amount of such bonuses or payments. Once we are publicly traded, we will become subject to the recoupment requirements under Sarbanes-Oxley, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable laws.

              The employment agreements with our named executive officers provide that payments made under the agreements, to the extent applicable, will be subject to such laws and any recoupment policy established by the Company from time to time. In addition, our Annual Bonus Plan and the 2013 Equity Plan provide that any award may include provisions permitting the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an award or other provisions intended to have a similar effect, under terms as may be required under applicable laws, or as may be determined from time to time by the board of directors.

Tax Treatment of Executive Compensation

              One of the factors the board of directors considered when determining compensation was the anticipated tax treatment to the Company and to the executives of the various payments and benefits. Section 162(m) of the Internal Revenue Code disallows the deduction by companies with publicly traded stock of non-performance based compensation in excess of $1,000,000 paid to the Chief Executive Officer (or an individual acting in such a capacity), and the three next highest compensated officers other than the Chief Financial Officer (or an individual acting in such a capacity). The board of directors intends to consider this limit when determining compensation when this limit applies to us in the future. The board of directors also recognizes that there could be instances in which it may conclude in the future that it is appropriate to exceed the limitation on deductibility under Section 162(m) to ensure that executive officers are compensated in a manner that it believes to be consistent with the Company's best interests and those of its shareholders.

2012 SUMMARY COMPENSATION TABLE

              The following table presents information regarding the compensation awarded to, earned by, or paid in 2012 to each of our principal executive officers (Messrs. Kamsickas and Höhnel), our principal financial officers (Messrs. Richardville and Vanneste), our other executive officer at the end of 2012 (Ms. Acosta), and one additional executive who would have been one of our most highly compensated officers serving as an executive officer at the end of 2012 but for the fact that the individual was not serving as an executive officer at the end of 2012 (Mr. Kesterton).

Name and Principal Position	Year	Salary ($)		Bonus(5) ($)	Stock Awards(6) ($)	Option Awards(7) ($)	Non-Equity Incentive Plan Compensation(8) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(9) ($)	All Other Compensation(10) ($)	Total ($)
James K. Kamsickas President and Chief Executive Officer	2012	800,000		198,000	725,000	560,010	228,000	—	162,911	2,673,921
Jens R. Höhnel(1)(2) Former Special Advisor to Chief Executive Officer	2012	662,208		—	—	—	163,566	346,695	38,548	1,211,017
Dennis E. Richardville Executive Vice President & Chief Financial Officer	2012	341,406	(4)	69,877	102,800	—	80,466	—	61,756	656,305
Janis N. Acosta Executive Vice President, General Counsel & Corporate Secretary	2012	420,000		76,230	81,920	191,114	87,780	—	93,200	950,244
Jeffrey H. Vanneste(1) Former Executive Vice President & Chief Financial Officer	2012	85,488		—	—	—	—	—	20,579	106,067
Simon J. Kesterton(1)(3) Former Chief Strategy Officer, European Chief Financial Officer & Director	2012	276,303		—	78,720	183,678	—	—	514,077	1,052,778

(1)
Mr. Höhnel served as Global Co-Chief Executive Officer until March 2012, after which he served as Special Advisor to the Chief Executive Officer until his retirement on March 31, 2013. Amounts are converted from Euros to U.S. dollars using an exchange rate of €1.00 to $1.285 (the 12-month average rate for 2012).

(2)
Mr. Vanneste departed the Company in March 2012.

(3)
Mr. Kesterton departed the Company in August 2012. Mr. Kesterton's base salary was set at a specified annual rate in Euros, but is paid in British Pounds based on the British Pound spot rate. Amounts in the table (excluding stock awards and option award values) are converted from British Pounds to U.S. dollars using an exchange rate of £1.00 to $1.584 (the 12-month average rate for 2012).

(4)
Mr. Richardville's annual base salary rate increased from $232,875 to $385,000 when he was named Chief Financial Officer in August 2012. In addition, Mr. Richardville was awarded an additional $10,000 per month in base salary while he served as Interim Chief Financial Officer from March 2012 through August 2012.

(5)
Represents the discretionary bonus portion of payments earned by the named executive officers under the Annual Bonus Plan for 2012. The board of directors exercised its discretion to provide Messrs. Kamsickas and Richardville and Ms. Acosta with payments for 2012 in excess of the amounts that were otherwise earned under the Annual Bonus Plan based on actual performance against the performance metrics (and their respective weights) that were established for 2012. As a result, the portion of each Annual Bonus Plan payment that was attributable to this discretionary increase is listed in the "Bonus" column, while the remaining portion of each payment is listed in the "Non-Equity Incentive Plan Compensation" column. These awards, and the board of directors' exercise of discretion in determining the payment amounts, are discussed in "—Elements of 2012 Executive Compensation—Annual Cash Incentive and Discretionary Bonus Compensation."

(6)
Represents the aggregate grant date fair value of restricted stock units initially covering both common stock and CPECs computed in accordance with FASB ASC Topic 718. The assumptions used in making these calculations are described in Note 5 of our audited consolidated financial statements included elsewhere in this prospectus. Awards of restricted stock units with respect to CPECs were converted on a one-to-one basis for restricted stock units with respect to common stock on December 31, 2012, but no incremental fair value was created by this conversion. These awards are discussed in "—Elements of 2012 Executive Compensation—Long-Term Equity-Based Awards."

(7)
Represents the aggregate grant date fair value of stock options initially covering both common stock and CPECs computed in accordance with FASB ASC Topic 718. The assumptions used in making these calculations are described in Note 5 of our audited consolidated financial statements included elsewhere in this prospectus. Awards of options to purchase CPECs were converted on a one-to-one basis for options to purchase common stock on December 31, 2012, but no incremental fair value was created by this conversion. These awards are discussed in "—Elements of 2012 Executive Compensation—Long-Term Equity-Based Awards."

(8)
Represents amounts earned pursuant to the formulaic features of the Annual Bonus Plan. These awards are discussed in footnote five above and in "—Elements of 2012 Executive Compensation—Annual Cash Incentive and Discretionary Bonus Compensation."

(9)
The amount for Mr. Höhnel consists of $234,281, which represents the change in pension value from 2011 for Mr. Höhnel, and $112,414, which represents the amount of in-service pension payments made to Mr. Höhnel during 2012. The increase in pension value is calculated by determining the increase in the actuarial present value of the benefits during 2012. The change in the actuarial present value of the accrued pension benefits is impacted by changes in mortality assumptions and in the discount rate used in the present value calculation. The present value is computed using a discount rate of 3.75% as of December 31, 2012. As Mr. Höhnel's pension is denominated in Euros, the reported amount is the difference between the value as of December 31, 2012 converted to U.S. dollars using an exchange rate of €1.00 to $1.319, and the value as of December 31, 2011 converted to U.S. dollars using an exchange rate of €1.00 to $1.306. None of the named executive officers were provided with above market interest on nonqualified deferred compensation.

(10)
Amounts consist of the following:

•
for Mr. Kamsickas: an annual perquisite allowance of $60,000; Company-paid premiums for life insurance of $6,655; Company-paid premiums for supplemental long-term disability insurance of $4,311; personal Company fuel card usage of $4,235; Company contributions under the IACNA Retirement Savings Plan of $19,197; and Company contributions under the IACNA Supplemental Retirement Program of $68,513.

•
for Mr. Höhnel: personal use of a Company car with an aggregate incremental cost of $28,290 and personal Company fuel card usage of $10,258.

•
for Mr. Richardville: a prorated annual perquisite allowance of $16,500; car allowance of $8,250; personal Company fuel card usage of $2,495; Company contributions under the IACNA Retirement Savings Plan of $19,197; and Company contributions under the IACNA Supplemental Retirement Program of $15,314.

•
for Ms. Acosta: an annual perquisite allowance of $44,000; Company-paid premiums for supplemental long-term disability insurance of $3,076; personal Company fuel card usage of $2,511; Company contributions under the IACNA Retirement Savings Plan of $19,197; and Company contributions under the IACNA Supplemental Retirement Program of $24,416.

•
for Mr. Vanneste: a prorated annual perquisite allowance of $8,851; personal Company fuel card usage of $1,551; and payment of $10,177 for accrued but unused vacation days.

•
for Mr. Kesterton: car allowance of $12,674; Company contributions to a defined contribution plan of $18,497; additional Company contributions to a defined contribution plan of $27,740 in connection with Mr. Kesterton's separation from the Company; separation payments of $118,800 contributed to a defined contribution plan; direct separation payments of $105,379; payments in lieu of notice of $141,465 (representing the equivalent of four months of salary valued at $132,898, four months of car allowance valued at $5,808, four months of private health insurance valued at $1,452 and four months of critical illness insurance valued at $1,307); payment of $52,694 for accrued but unused vacation days; Company-paid legal services of $5,148, Company-paid outplacement services of $23,760; and Company-paid tax and pension advice of $7,920.

 GRANTS OF PLAN-BASED AWARDS IN FISCAL 2012

              The following table presents the non-equity incentive plan awards under the Annual Bonus Plan and equity based awards, in the form of stock options and restricted stock units, under the 2011 Interim Equity Plan made to our named executive officers during 2012. This information supplements the information about these awards set forth in the "2012 Summary Compensation Table."

					Estimated Future Payouts Under Equity Incentive Plan Awards(4)
						All Other Stock Awards: Number of Shares of Stock or Units(4) (#)	All Other Option Awards: Number of Securities Underlying Options(4) (#)
		Estimated Possible Payouts Under Non- Equity Incentive Plan Awards(3)							Grant Date Fair Value of Stock and Option Awards(4) ($)
								Exercise or Base Price of Option Awards(4) ($/Sh)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Target (#)
Mr. Kamsickas	—	150,000	600,000	1,050,000	—	—	—	—	—
	5/16/12	—	—	—	—	6,000	—	—	240,000
	5/16/12	—	—	—	—	—	25,455	40.00	560,010
	5/16/12	—	—	—	12,125	—	—	—	485,000
Mr. Höhnel	—	107,609	430,435	753,262	—	—	—	—	—
Mr. Richardville	—	52,938	211,750	370,653	—	—	—	—	—
	5/16/12	—	—	—	—	2,570	—	—	102,800
Ms. Acosta	—	57,750	231,000	404,250	—	—	—	—	—
	5/16/12	—	—	—	—	2,048	—	—	81,920
	5/16/12	—	—	—	—	—	8,687	40.00	191,114
Mr. Vanneste(1)	—	—	—	—	—	—	—	—	—
Mr. Kesterton(2)	—	56,032	224,128	392,224	—	—	—	—	—
	5/16/12	—	—	—	—	1,968	—	—	78,720
	5/16/12	—	—	—	—	—	8,349	40.00	183,678

(1)
Mr. Vanneste departed from the Company in March 2012 and did not receive an Annual Bonus Plan award opportunity for 2012.

(2)
Mr. Kesterton departed from the Company in August 2012 and his Annual Bonus Plan award for 2012 was forfeited.

(3)
Our cash-based awards are discussed in "—Elements of 2012 Executive Compensation—Annual Cash Incentive and Discretionary Bonus Compensation." Estimated possible payouts for Messrs. Höhnel and Kesterton are converted from Euros to U.S. dollars using an exchange rate of €1.00 to $1.285 (the 12-month average rate for 2012).

(4)
Represents awards of stock options and restricted stock units initially covering both common stock and CPECs. Awards of stock options to purchase CPECs and restricted stock units with respect to CPECs were converted on a one-to-one basis for stock options to purchase common stock and restricted stock units with respect to common stock, respectively, on December 31, 2012. No incremental fair value was created by these conversions. Our equity-based awards are discussed in "—Elements of 2012 Executive Compensation—Long-Term Equity-Based Awards" and in Note 5 of our audited consolidated financial statements included elsewhere in this prospectus.

Employment Agreements

              During 2012, we were party to an employment agreement with each of Messrs. Kamsickas, Höhnel, Richardville, Vanneste and Kesterton and Ms. Acosta that provides such named executive officers with their specified annual base salaries, subject to increases at the discretion of the board of directors. The employment agreements also provide for, among other things:

  •
  eligibility to participate in our employee benefit plans;

  •
  eligibility to participate in an annual bonus plan and in any long-term equity incentive compensation plan established by our board of directors;

  •
  assistance with foreign tax obligations imposed on the executive as a result of the executive's employment; and

  •
  specified fringe benefits or a fringe benefits allowance.

In addition, Mr. Höhnel's employment agreement provides for pension benefits which are described following the "Pension Benefits in Fiscal 2012" table below.

              Each of the employment agreements with Messrs. Höhnel and Kesterton extended indefinitely until the executive's attainment of a specified retirement age. Mr. Höhnel's employment agreement expired on March 31, 2013 without triggering severance payments, and Mr. Kesterton's employment agreement terminated effective August 31, 2012 with separation payments then provided to him pursuant to a compromise agreement. Mr. Vanneste's employment agreement would have automatically renewed for an additional one-year term on March 31, 2012, but it was terminated without triggering severance payments when he departed the Company in March 2012. Each of the employment agreements with Messrs. Kamsickas and Richardville and Ms. Acosta is set to expire by its terms on March 31, 2014 but will automatically renew for additional one-year terms each March 31st, unless terminated in writing by the named executive officer or us at least 90 days prior to the renewal date. Non-renewal of the employment agreements with Messrs. Kamsickas and Richardville and Ms. Acosta would not give rise to severance payments. If we otherwise terminate the executive's employment without cause, or if the executive terminates his or her employment for "good reason," as defined in the employment agreement, each of Messrs. Kamsickas and Richardville and Ms. Acosta would be entitled to severance payments in an amount equal to two times base salary and the equivalent of up to two years of continued health insurance coverage at the employee contribution rate. Under the employment agreements, each of Messrs. Kamsickas, Richardville and Vanneste and Ms. Acosta are subject to non-solicitation and non-competition restrictions that extend for two years following termination of employment, and each of Messrs. Höhnel and Kesterton are subject to non-solicitation and non-competition restrictions that generally extend for one year following termination of employment. During that restricted period, Mr. Höhnel is entitled to receive 50% of his contractual compensation.

Retirement Programs

              Our U.S.-based named executive officers participate in the IACNA Retirement Savings Program, a tax qualified defined contribution plan generally available to our U.S. salaried employees. Under the Retirement Savings Program, we make "Pension Savings Plan" contributions to each eligible employee's account based on the employee's "points," which are the sum total of the employee's age and years of service as of January 1 of the plan year. Based on an employee's points, we contribute: (1) from 3% to 8% of eligible compensation up to the Social Security Taxable Wage Base and (2) from 4.5% to 12% of eligible compensation over the Social Security Taxable Wage Base. These contributions are generally determined and allocated semi-annually, provided, generally, that the employee is actively employed on the last date of the six-month period.

              Our U.S.-based named executive officers also participate in a nonqualified defined contribution plan, the IACNA Supplemental Retirement Program, which is described following the "Nonqualified Deferred Compensation in Fiscal 2012" table below.

              Our eligible employees based in the United Kingdom participate in a defined contribution scheme which provides for employee contributions and for Company contributions equal to a percentage of each employee's base salary, based on the employee's age. Prior to his departure from the Company in 2012, Mr. Kesterton participated in the defined contribution scheme and received employee contributions and Company contributions on the same basis as similarly-situated employees in the United Kingdom. In connection with his departure from the Company, Mr. Kesterton received certain additional defined contribution scheme contributions which are described following the "Potential Payments and Benefits Upon Termination of Employment or Change in Control" table below.

              Mr. Höhnel receives pension benefits that are described following the "Pension Benefits in Fiscal 2012" table below.

 OUTSTANDING EQUITY AWARDS AT FISCAL 2012 YEAR-END

              The following table presents information regarding outstanding equity based awards held as of December 31, 2012 by our named executive officers.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(10) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested(10) ($)
Mr. Kamsickas	1,991	(3)	5,974	(3)	$46.00	6/14/2021	—		—	—		—
	—		25,455	(4)	$40.00	5/16/2022	—		—	—		—
	—		—		—	—	9,725	(6)	345,238	—		—
	—		—		—	—	4,211	(7)	149,491	—		—
	—		—		—	—	2,037	(8)	72,314	—		—
	—		—		—	—	6,000	(9)	213,000	—		—
	—		—		—	—	—		—	12,125	(11)	430,438
Mr. Höhnel	—		110,267	(5)	$35.34	9/18/2018	—		—	—		—
	1,327	(3)	3,983	(3)	$46.00	6/14/2021	—		—	—		—
	—		—		—	—	1,086	(8)	38,553	—		—
Mr. Richardville	—		—		—	—	361	(7)	12,816	—		—
	—		—		—	—	619	(8)	21,975	—		—
	—		—		—	—	2,570	(9)	91,235	—		—
Ms. Acosta	1,494	(3)	4,480	(3)	$46.00	6/14/2021	—		—	—		—
	—		8,687	(4)	$40.00	5/16/2022	—		—	—		—
	—		—		—	—	8,220	(6)	291,810	—		—
	—		—		—	—	3,500	(7)	124,250	—		—
	—		—		—	—	1,630	(8)	57,865	—		—
	—		—		—	—	2,048	(9)	72,704	—		—
Mr. Vanneste(1)	—		—		—	—	—		—	—		—
Mr. Kesterton(2)	—		55,134	(5)	$35.34	9/18/2018	—		—	—		—

(1)
Mr. Vanneste departed from the Company in March 2012. In connection with his departure, his unvested equity awards were forfeited and his vested option awards expired prior to December 31, 2012.

(2)
Mr. Kesterton departed from the Company in August 2012. In connection with his departure, his unvested equity awards became fully vested, and his vested option awards (other than certain option awards under the 2006 European Plan, which is described in Note 5 of our audited consolidated financial statements included elsewhere in this prospectus) expired prior to December 31, 2012.

(3)
These option awards were granted on June 14, 2011 under the 2011 Interim Equity Plan and vest in 25% increments on April 1, 2012, 2013, 2014 and 2015.

(4)
These option awards were granted on May 16, 2012 under the 2011 Interim Equity Plan and vest in 25% increments on April 1, 2013, 2014, 2015 and 2016.

(5)
These option awards were granted on September 18, 2008 under the 2006 European Plan with a service inception date of June 1, 2006. The option awards vested in 25% increments on June 1, 2007, 2008, 2009 and 2010 and will become exercisable upon the occurrence of a "reorganization event," which is generally defined in the award agreements to mean any of the following events: a merger, change of control, liquidation, or admission of our common stock for trading on a registered stock exchange.

(6)
These restricted stock awards were granted on June 22, 2009 under the International Automotive Components Group North America Inc. 2007 Equity and Performance Incentive Plan, or the 2007 North American Plan, and the remaining restricted stock under each of the awards vested on April 1, 2013.

(7)
These restricted stock awards were granted on June 16, 2010 under the 2007 North American Plan and the remaining amount vests in 50% increments on April 1, 2013 and 2014.

(8)
These restricted stock unit awards were granted on June 14, 2011 under the 2011 Interim Equity Plan and the remaining amount vests in 33% increments on April 1, 2013, 2014 and 2015.

(9)
These restricted stock unit awards were granted on May 16, 2012 under the 2011 Interim Equity Plan and vest in 25% increments on April 1, 2013, 2014, 2015 and 2016.

(10)
The market value is based on an estimated fair market value of a share of common stock as of December 31, 2012 of $35.50, which was the fair market value of a share of common stock as determined by the board of directors, based on a third-party valuation, on December 12, 2012.

(11)
This restricted stock unit award was granted on May 16, 2012 under the 2011 Interim Equity Plan and will become 100% vested in the event that our Adjusted EBITDA equals at least $325 million during the 2012, 2013, or 2014 calendar year.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2012

              The following table presents the vesting of restricted stock and restricted stock units and the value realized for our named executive officers in 2012. No stock options were exercised during 2012.

	Stock Awards
Name	Number of Shares Acquired on Vesting(2) (#)	Value Realized on Vesting(3) ($)
Mr. Kamsickas	15,099	603,960
Mr. Höhnel	363	14,520
Mr. Richardville	389	15,560
Ms. Acosta	12,725	509,000
Mr. Vanneste(1)	—	—
Mr. Kesterton	2,693	105,209

(1)
Mr. Vanneste left the Company in March 2012. As a result, none of his restricted stock or restricted stock unit awards vested during 2012 and all of his unvested restricted stock and restricted stock unit awards were forfeited.

(2)
Total number of shares acquired on vesting includes the number of shares of common stock and CPECs acquired on vesting of restricted stock and restricted stock unit awards. All CPECs were converted on a one-to-one basis for shares of common stock on December 31, 2012.

(3)
Value realized on vesting of restricted stock and restricted stock unit awards is calculated by multiplying the number of awards vesting by the estimated fair market value per share or CPEC as of the vesting date, as determined by the board of directors. For Mr. Kesterton, the number of awards vesting included a total of 182 shares and CPECs vesting on April 1, 2012, at an estimated fair market value per share or CPEC of $40.00 (based on the most recent determination of the share value by the board of directors as of May 16, 2012), and a total of 2,511 shares and CPECs vesting on August 31, 2012, at an estimated fair market value per share or CPEC of $39.00 (based on the most recent determination of the share value by the board of directors as of August 16, 2012). For each other executive, the total number of awards specified in the table vested on April 1, 2012, at an estimated fair market value per share or CPEC of $40.00 (based on the most recent determination of the share value by the board of directors as of May 16, 2012).

 PENSION BENEFITS IN FISCAL 2012

Name	Plan Name	Number of Years Credited Service (#)		Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Mr. Kamsickas	—	—		—	—
Mr. Höhnel	Individual agreement		(1)	1,762,462	112,414	(2)
Mr. Richardville	—	—		—	—
Ms. Acosta	—	—		—	—
Mr. Vanneste	—	—		—	—
Mr. Kesterton	—	—		—	—

(1)
Mr. Höhnel's pension benefits are not calculated by the Company by reference to years of service but are based on the amount of pension benefits earned by Mr. Höhnel during his tenure with a predecessor to the Company.

(2)
Amounts are converted from Euros to U.S. dollars using an exchange rate of €1.00 to $1.285 (the 12-month average rate for 2012). This amount is also reflected in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the "2012 Summary Compensation Table" above.

Höhnel Pension Arrangement

              Mr. Höhnel is entitled to receive a fixed monthly pension benefit for life pursuant to historical employment arrangements with Collins & Aikman, a predecessor to the Company, that were adopted by the Company. During the first ten years of pension payments (which began in January 2011), Mr. Höhnel is entitled to receive his fixed monthly amount of $7,042 plus an additional monthly amount of $2,325 to reflect the pension payments that Mr. Höhnel elected to defer following his attainment of age 60 prior to 2011, including accumulated interest on those deferred payments. Amounts in the preceding sentence are converted from Euros to U.S. dollars using an exchange rate of €1.00 to $1.285 (the 12-month average rate for 2012). The pension arrangement includes a surviving spouse benefit which provides for monthly pension payments to Mr. Höhnel's spouse, equal to 60% of Mr. Höhnel's fixed monthly amount, until the earlier of the spouse's death or remarriage. In addition, in the event Mr. Höhnel dies during the first ten years of pension payments, his spouse is entitled to receive a one-time payment equal to the additional deferred amounts that would have been paid to Mr. Höhnel had he survived for the remainder of that ten-year period. The Company's payments to Mr. Höhnel under the pension arrangement are chiefly funded through a pension insurance contract.

              The present value of Mr. Höhnel's accumulated pension benefit as of December 31, 2012 was calculated in accordance with FASB ASC Topic 715-30 using a discount rate of 3.75% and post-retirement mortality assumptions based on the RT-2005 G mortality tables.

 NONQUALIFIED DEFERRED COMPENSATION IN FISCAL 2012

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Mr. Kamsickas	—	68,513	15,353	—	264,614
Mr. Höhnel	—	—	—	—	—
Mr. Richardville	—	15,314	268	—	25,061
Ms. Acosta	—	24,416	2,034	—	58,155
Mr. Vanneste	—	—	1,214	(13,104)	109,285
Mr. Kesterton	—	—	—	—	—

(1)
The amounts reported for our named executive officers in this column are fully reported for each named executive officer in the "All Other Compensation" column of the "2012 Summary Compensation Table" above.

(2)
None of the amounts reported for our named executive officers in this column are reported in the "2012 Summary Compensation Table."

IACNA Supplemental Retirement Program

              Our U.S.-based named executive officers participate in the IACNA Supplemental Retirement Program, which generally provides a defined contribution benefit of an amount that the employee would have received as employer-provided contributions under the IACNA Retirement Savings Program (our U.S. tax qualified defined contribution plan) but could not due to Internal Revenue Code limits applicable to the IACNA Retirement Savings Program. No employee contributions are permitted under the IACNA Supplemental Retirement Program. Employees generally become vested in contributions under the Supplemental Retirement Program after five years of service or attainment of age 55. Distributions of the contributions are made following the earlier of the employee's termination of employment (with payment made in a lump sum or in five annual installments) or the occurrence of a change of control of International Automotive Components Group North America, Inc. (with payment made in a lump sum). Plan earnings under the Supplemental Retirement Program are generally tied to rates of return on investments available under the qualified IACNA Retirement Savings Program as directed by plan participants.

POTENTIAL PAYMENTS AND BENEFITS UPON TERMINATION
OF EMPLOYMENT OR CHANGE IN CONTROL

              The following table sets forth the amount of potential payments and benefits to our named executive officers (other than Messrs. Vanneste and Kesterton, whose actual payments and benefits are separately discussed in "Separation Arrangements" following the table) in the potential event of (1) an involuntary termination without cause or voluntary termination for good reason, (2) a change in control, (3) a termination as a result of disability and (4) death. Potential payments relating to restricted stock, restricted stock unit and stock option awards are governed by individual equity award agreements and, where applicable, our 2011 Interim Equity Plan. Other payments and benefits upon termination or a change in control are governed by individual employment agreements.

              Payment of benefits to the named executive officers under the employment agreements and the individual equity award agreements upon an involuntary termination without cause or a voluntary termination for good reason are conditioned upon execution of a general release of claims against us. In addition, such payments under the employment agreements are conditioned upon compliance with confidentiality, non-competition and non-solicitation covenants, which generally apply during the same post-termination period in which severance payments are payable.

              The amounts shown in the table below assume that a change in control of the Company occurred on December 31, 2012 and that each named executive officer was terminated on that date. Accordingly, the table includes estimates of amounts to be paid to each named executive officer upon the occurrence of a termination or change in control. Actual amounts to be paid to a named executive officer can only be determined at the actual time of a termination or change in control.

              Regardless of the manner in which a named executive officer's employment terminates, he or she is entitled to receive amounts earned during his or her term of employment. These amounts include earned but unpaid salary, bonus, vacation and any other benefits provided under employee benefits plans in accordance with the terms of the applicable plans. Following his or her retirement, each of our named executive officers is entitled to benefits under the retirement programs disclosed in the "2012 Summary Compensation Table," "Pension Benefits in Fiscal 2012" table and "Nonqualified Deferred Compensation in Fiscal 2012" table.

Event	Mr. Kamsickas ($)	Mr. Höhnel ($)	Mr. Richardville ($)	Ms. Acosta ($)
Involuntary Termination Without Cause or Voluntary Termination for Good Reason(1)
Cash Severance Pay(2)	1,600,000	1,655,520	770,000	840,000
Health and Other Benefits(3)	23,063	41,058	23,063	23,063
Acceleration of Equity Awards(4)	780,043	38,553	—	546,629

Total	2,403,106	1,735,131	793,063	1,409,692

Change in Control
Acceleration of Equity Awards(4)	1,210,481	56,196	126,026	546,629
Accelerated Payout of Supplemental Retirement Benefits(5)	264,614	—	25,061	58,155

Total	1,475,095	56,196	151,087	604,784

Disability
Acceleration of Equity Awards(4)	1,210,481	38,553	126,026	546,629
Salary Continuation(6)	—	182,107	—	—

Total	1,210,481	220,660	126,026	546,629

Death
Acceleration of Equity Awards(4)	1,210,481	38,553	126,026	546,629
Accelerated Payout of Supplemental Retirement Benefits(5)	264,614	—	25,061	58,155
Life Insurance Proceeds(7)	3,000,000	—	—	—

Total	4,475,095	38,553	151,087	604,784

(1)
"Good Reason" can be triggered by: (i) a material adverse change in the executive officer's job responsibilities, reporting relationships, authority or duties; (ii) a material reduction in the executive officer's base salary (except for across-the-board salary reductions generally applicable to all senior executives); (iii) a relocation of the executive officer's principal office to a location more than seventy-five miles from its existing location; or (iv) a material breach of the agreement by us.

(2)
Represents an amount equal to two times annual base salary. For Messrs. Kamsickas and Richardville and Ms. Acosta, this amount is paid in installments during the two-year period following the termination of employment. For Mr. Höhnel, this amount is paid in installments during the one-year notice period prior to termination (or as a lump sum in lieu of notice) and in installments during the one-year period following the termination of employment. The amount shown for Mr. Höhnel includes an additional amount equal to 50% of his monthly contractual remuneration, paid in installments during the one-year period following termination of employment while Mr. Höhnel remains subject to the non-competition restrictions under his employment agreement. The amounts shown assume that the Company did not exercise its discretion to award any of the named executive officers a pro-rated annual bonus for 2012. Amounts for Mr. Höhnel are converted from Euros to U.S. dollars using an exchange rate of €1.00 to $1.285 (the 12-month average rate for 2012).

(3)
For Messrs. Kamsickas and Richardville and Ms. Acosta, represents estimated payments of COBRA premiums to be paid over a period of time not to exceed two years following the executive officer's termination of employment. The portion of the COBRA premium to be paid is limited to the amount in excess of the active employee contribution rate. For Mr. Höhnel, represents estimated payments of Company car expenses, premiums for insured benefits and employer pension contributions to be paid over the one-year notice period prior to termination (or as a lump sum in lieu of notice). Amounts for Mr. Höhnel are converted from Euros to U.S. dollars using an exchange rate of €1.00 to $1.285 (the 12-month average rate for 2012).

(4)
In addition to any amounts that may be realized by the named executive officers from any vested and unrestricted equity awards they may hold, the executives' equity award agreements provide for accelerated vesting of unvested equity awards as follows:

•
For Mr. Kamsickas: the performance-based restricted stock unit award granted on May 16, 2012 accelerates upon a change in control of the Company or a termination as a result of the executive's death or disability; all other unvested equity awards (consisting of restricted stock, restricted stock unit and stock option awards) accelerate upon a change in control of the Company, an involuntary termination without cause, a voluntary termination for good reason, or a termination as a result of the executive's death or disability.

•
For Mr. Höhnel: restricted stock unit and stock option awards under the 2011 Interim Equity Plan accelerate upon a change in control of the Company, an involuntary termination without cause, a voluntary termination for good reason, or a termination as a result of the executive's death or disability; a stock option award under the 2006 European Plan, which is currently vested, becomes exercisable upon the occurrence of a change of control of the Company.

•
For Ms. Acosta: all unvested equity awards (consisting of restricted stock, restricted stock unit and stock option awards) accelerate upon a change in control of the Company, an involuntary termination without cause, a voluntary termination for good reason, or a termination as a result of the executive's death or disability.

•
For Mr. Richardville: all unvested equity awards (consisting of restricted stock and restricted stock unit awards) accelerate upon a change in control of the Company or a termination as a result of the executive's death or disability.

The value of the accelerated vesting of restricted stock and restricted stock unit awards is the product of the total number of unvested restricted shares and restricted stock units multiplied by $35.50, the estimated fair market value of a share of common stock on December 31, 2012 (based on the most recent determination of the share value by the board of directors, based on a third-party valuation, as of December 12, 2012). The value realized by Mr. Höhnel as a result of a stock option award under the 2006 European Plan becoming exercisable is based on the spread between the stock option exercise price of $35.34 and $35.50, the estimated fair market value of a share of common stock on December 31, 2012. No value was given to the accelerated vesting of any other stock options because the estimated fair market value of a share of common stock on December 31, 2012 of $35.50 was less than the applicable stock option exercise price. Mr. Höhnel's stock option award under the 2006 European Plan expires early in the event Mr. Höhnel resigns or terminates employment under circumstances entitling the Company to terminate his employment without notice or payment in lieu of notice, but remains in effect in accordance with its terms in the event of any other termination. All other stock option awards held by the named executive officers expire one year following a termination of employment due to the executive's death or disability and 90 calendar days following a termination of employment for any other reason (except a termination for cause).

(5)
Represents the executive's balance under the IACNA Supplemental Retirement Program, which would become payable in a lump sum to the executive in the event of a change of control of International Automotive Components Group North America, Inc. or in a lump sum to the executive's beneficiary in the event of the executive's death. The executive's balance under the IACNA Supplemental Retirement Program would otherwise be paid in five annual installments following a termination of the executive's employment.

(6)
For Mr. Höhnel, represents payments pursuant to his employment agreement for up to seven and a half months of disability leave. Payments are in an amount equal to Mr. Höhnel's full base salary for the first six weeks of absence and, for the next six months of absence, are in an amount equal to the difference between his full salary and the sick pay benefit he receives from social insurance. Those amounts are converted from Euros to U.S. dollars using an exchange rate of €1.00 to $1.285 (the 12-month average rate for 2012). Messrs. Kamsickas and Richardville and Ms. Acosta may not be terminated due to disability under the terms of their respective employment agreements unless the executive becomes eligible to receive benefits under our long-term disability plan or is unable to substantially perform his or her duties on a full-time basis for a six-month period. The amounts shown do not include the potential proceeds from a supplemental long term disability insurance policy covering each of Messrs. Kamsickas and Richardville and Ms. Acosta, for which premiums are paid by the Company.

(7)
Represents proceeds of a life insurance policy covering Mr. Kamsickas for which life insurance premiums are paid by the Company pursuant to his employment agreement.

Separation Arrangements

              Mr. Vanneste left the Company in March 2012 and received his accrued but unpaid salary and payment of $10,177 for his accrued but unused vacation days. Mr. Vanneste was ineligible for the severance payments, COBRA reimbursements and accelerated vesting of equity awards described in the "Potential Payments and Benefits Upon Termination of Employment or Change in Control" table above.

              We entered into a compromise agreement with Mr. Kesterton in August 2012 which memorializes the terms of his departure from the Company effective August 31, 2012 and includes a general release of potential claims against the Company. Pursuant to the compromise agreement, Mr. Kesterton is receiving $434,938 of separation payments and $424,394 of payments in lieu of the remaining portion of the 12-month notice period required under his employment agreement. The separation payments represent one times base salary and the payments in lieu of notice represent the estimated value of an additional 11 months of base salary ($398,693), car allowance ($17,424), private health insurance ($4,356), and critical illness insurance ($3,920). A portion of the separation payments ($118,800) were paid as a one-time contribution to a defined contribution pension scheme during 2012. The remaining separation payments ($316,138) and the entire amount of the payments in lieu of notice are payable in equal monthly installments from September 2012 through August 2013, contingent on Mr. Kesterton's continued adherence with confidentiality, non-competition and non-solicitation covenants under the compromise agreement and his employment agreement. Pursuant to the compromise agreement, Mr. Kesterton also received an employer pension contribution of $27,740 and payment for accrued but unused vacation of $52,694. The Company also agreed to pay for certain professional services for Mr. Kesterton including $23,760 in outplacement services, $7,920 in tax and financial consulting services and $5,148 in legal services. Amounts are converted from British Pounds to U.S. dollars using an exchange rate of £1.00 to $1.584 (the 12-month average rate for 2012). Amounts described in this paragraph (except for installments of the separation payments and payments in lieu of notice to be paid in 2013) are reported in the "All Other Compensation" column of the "2012 Summary Compensation Table" above.

              In accordance with the terms of the 2011 Interim Equity Plan and the applicable award agreements, Mr. Kesterton's outstanding equity awards under the Equity Award Plan became fully vested as of his termination on August 31, 2012. The value of the accelerated vesting of Mr. Kesterton's restricted stock unit awards is $97,929, which is the product of the total number of unvested restricted stock units (2,511) multiplied by the estimated fair market value of a share of common stock on August 31, 2012 ($39.00, based on the most recent determination of the share value by the board of directors as of August 16, 2012). No value has been given to the accelerated vesting of Mr. Kesterton's stock options granted under the 2011 Interim Equity Plan because the estimated fair market value of a share of common stock on August 31, 2012 ($39.00) was less than the applicable stock option exercise price.

              Mr. Höhnel retired from the Company in March 2013, and he receives the pension benefits described following the "Pension Benefits in Fiscal 2012" table. In connection with his retirement, Mr. Höhnel's outstanding equity awards under the 2011 Interim Equity Plan became fully vested.

 DIRECTOR COMPENSATION IN FISCAL 2012

              The following table presents information regarding the annual cash retainers earned by our directors for fiscal year 2012. Our Director Compensation Policy for 2012 is described following the table.

Name	Fees Earned or Paid in Cash ($)	Total
Sylvie Abtal-Cola(1)	—	—
Cynthia B. Bezik	$145,000	$145,000
Johan Dejans(1)	—	—
Jay Nowak(2)	—	—
Wilbur L. Ross	—	—
Stephen J. Toy	—	—

(1)
Ms. Abtal-Cola and Mr. Dejans are employees of ATC. We utilize the services of ATC Luxembourg, a professional services firm, which provides a variety of services, such as management services, assistance with legal compliance matters and leased corporate office space in Luxembourg. We incurred expenses related to these services of $0.4 million in 2012, $0.4 million in 2011 and $0.1 million in 2010.

(2)
Mr. Nowak served as a director of the Company until March 2013.

              Pursuant to our Director Compensation Policy, directors of the Company who are also employees, former employees, serving on the board of directors as a shareholder representative or compensated by a third-party for service on the board of directors receive no additional pay for serving as directors. In 2012, only Ms. Bezik was eligible to be compensated with an annual cash retainer of $125,000. As chair of the audit committee, Ms. Bezik received an additional amount of $20,000. No additional fees were paid for meetings attended. All directors are entitled to reimbursement for reasonable travel or other expenses incurred in connection with their service.

              Upon completion of this offering, we will compensate our non-executive directors with an annual cash retainer of $70,000 plus $1,500 per board meeting attended, as well as reimbursement for travel or other expenses incurred in connection with their service. The chair of the audit committee will receive an additional amount of $15,000, the chair of the compensation committee will receive an additional amount of $10,000 and the chair of the nominating and corporate governance committee will receive an additional amount of $7,500. Also, each non-executive director is entitled to receive an annual grant of restricted share units equivalent to $50,000 on the date of grant. The grant of restricted share units is expected to be made annually simultaneously with annual equity awards to our executive officers, vesting on the first anniversary of the date of grant.

              In addition, our board of directors adopted ownership guidelines for non-executive directors (effective following the completion of this offering) establishing a goal that each non-executive director achieve stock ownership (including through holding restricted stock units) equal in value to three times the annual cash retainer (the value of restricted stock unit grants, meeting attendance and committee chair fees are not to be included).

 PRINCIPAL SHAREHOLDERS

              The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 13, 2013, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

  •
  each shareholder known by us to be the beneficial owner of more than five percent of our outstanding common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our current directors and executive officers as of September 13, 2013 as a group.

              Immediately prior to this offering, the North American LLC held 98.9% of our outstanding capital stock. Contemporaneously with the completion of this offering, the North American LLC will distribute our common stock to its existing shareholders and the North American LLC will be eliminated from our corporate structure. The following table contains information about the beneficial ownership of our common stock based on (i) the distribution of our common stock by the North American LLC to its shareholders and (ii)                         shares outstanding upon completion of this offering. Assuming the distribution of our common stock by the North American LLC to its shareholders, we would have approximately 90 shareholders of our common stock as of September 13, 2013.

              We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, a person is deemed to be a "beneficial" owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. We believe that each shareholder named in the following tables has sole voting and dispositive power for the shares shown as beneficially owned, unless otherwise indicated.

Five Percent Holders, Directors and Named Executive Officers

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering
Name of Beneficial Owner(1)	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
WL Ross Group, L.P.(2)	12,511,395	60.1%			%
Franklin Mutual Advisers LLC(3)	5,639,151	27.1%			%
Wilbur L. Ross, Jr.(2)	12,511,395	60.1%			%
James K. Kamsickas	85,604	*			%
Dennis E. Richardville	1,158	*			%
Simon J. Kesterton(4)	1,300	*			%
Jeffrey H. Vanneste(5)	23,699	*			%
Janis N. Acosta	32,692	*			%
Jens R. Höhnel(6)	6,138	*			%
Sylvie Abtal-Cola	—	—	—	—
Cynthia B. Bezik	—	—	—	—
Johan Dejans	—	—	—	—
F. David Segal	—	—	—	—
Stephen J. Toy	—	—	—	—
All directors and executive officers as a group (12 persons)	12,633,360	60.7%			%

*
Less than 1%.

(1)
Unless otherwise indicated, the address of each beneficial owner listed in the table above is c/o International Automotive Components Group, S.A., 73, Côte d'Eich, L-1450 Luxembourg.

(2)
Represents 337,824 shares of common stock held directly by WLR Recovery Fund II L.P., 7,933,282 shares held directly by WLR Recovery Fund III L.P., 1,338,184 shares held directly by WLR/GS Master Co-Investment, L.P. and 2,902,105 shares held directly by WLR IAC Co-Invest, L.P. WLR Recovery Associates II LLC is the general partner of WLR Recovery Fund II L.P., WLR Recovery Associates III LLC is the general partner of WLR Recovery Fund III L.P. and WLR IAC Co-Invest, L.P., and WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Master Co-Investment, L.P. WL Ross Group, L.P. is the managing member of WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, WLR IAC Co-Invest, L.P. and WLR Master Co-Investment GP, LLC. Wilbur L. Ross, Jr., one of our directors, is the managing member of El Vedado, LLC, which is the general partner of WL Ross Group, L.P. Accordingly, Mr. Ross, El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Fund II L.P., WLR Recovery Fund III L.P. and WLR/GS Master Co-Investment, L.P. can be deemed to share voting and dispositive power over the shares held directly by WLR Recovery Fund II L.P., WLR Recovery Fund III L.P. and WLR/GS Master Co-Investment, L.P. Mr. Ross disclaims beneficial ownership over these shares. The address for WL Ross Group is Attn: Stephen Toy, 1166 Avenue of the Americas, New York, New York 10036. WL Ross & Co. LLC serves as the investment manager of the funds that hold these shares.

(3)
Represents 2,040,927 shares of common stock held directly by Mutual Shares Fund of Franklin Mutual Series Fund, 1,148,301 shares of common stock held directly by Mutual Global Discovery Fund of Franklin Mutual Series Fund, 738,880 shares of common stock held directly by Mutual Beacon Fund of Franklin Mutual Series Fund, 603,781 shares of common stock held directly by Mutual Quest Fund of Franklin Mutual Series Fund, 451,993 shares of common stock held directly by Mutual Shares Securities Fund of Franklin Templeton Variable Insurance Products Trust, 238,177 shares of common stock held directly by Franklin Mutual Beacon Fund of Franklin Templeton Investment Funds, 226,341 shares of common stock held directly by Mutual Global Discovery Securities Fund of Franklin Templeton Variable Insurance Products Trust, 65,519 shares of common stock held directly by Mutual Beacon Fund, 62,835 shares of common stock held directly by Mutual Discovery Fund, 40,874 shares of common stock held directly by Franklin Mutual Recovery Fund, 6,723 shares of common stock held directly by Franklin Mutual Global Discovery Fund of Franklin Templeton Investment Funds, 4,541 shares of common stock held directly by Franklin Mutual Shares Fund of Franklin Templeton Funds, 4,257 shares of common stock held directly by EQ/Mutual Large Cap Equity Portfolio of EQ/Advisors Trust, and 6,002 shares of common stock held directly by Mutual Recovery Fund Limited collectively the "Franklin Mutual entities." The Franklin Mutual entities are investment advisory clients of FMA. Pursuant to investment advisory agreements with each of the Franklin Mutual entities, FMA has sole voting and investment power over all the securities owned by the Franklin Mutual entities, including the shares of the Registrant's common stock. For purposes of the SEC's reporting requirements, FMA is deemed to be beneficial owner of the Registrant's shares; however, FMA expressly disclaims beneficial ownership of these shares as FMA has no right to any economic benefits in, nor any interest in, dividends or proceeds from the sale of the shares. The address for these Franklin Mutual entities is c/o Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

(4)
Mr. Kesterton served as our Chief Strategy Officer and European Chief Financial Officer and as a director until August 31, 2012.

(5)
Mr. Vanneste served as our Chief Financial Officer until March 13, 2012.

(6)
Mr. Höhnel served as the Special Advisor to the Chief Executive Officer until March 31, 2013 and as a director until June 27, 2013.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

              On March 31, 2007, our parent entity borrowed $33 million and $17 million, respectively, from WLR and FMA, two of its largest shareholders. Initially, interest accrued at a rate of 9.0% per annum, and loan principal was to be repaid in ten equal annual installments commencing in April 2008. Repayments were never made. In connection with our Amended and Restated Credit Facility, on November 10, 2010, the terms of these loans with our parent entity, International Automotive Components Group North America, LLC, were amended to provide for an interest rate of 11.0% per annum on a prospective basis and to permit repayment in a single lump sum by November 12, 2014. On November 10, 2010, accrued interest on these loans consisting of $8 million and $4 million payable to WLR and FMA, respectively, was paid to our parent entity using the proceeds of a borrowing made under our Amended and Restated Credit Facility. On June 3, 2011, our parent entity repaid $53 million representing the entire principal amount and newly accrued interest on these loans indirectly using net proceeds from the sale of our Senior Secured Notes. In connection with the repayment of the loans and accrued interest by our parent entity to WLR and FMA on June 3, 2011, we repaid an outstanding debt obligation to our parent entity using $44 million of proceeds from the sale of our Senior Secured Notes. Wilbur L. Ross, Jr., our Non-Executive Chairman of the Board, is a control person of WLR.

              In 2007, we acquired a 49% beneficial interest in a joint venture as part of the acquisition of the North American assets of Lear's interior systems division. In conjunction with this acquisition, we entered into a $0.8 million note receivable with an affiliate of WLR and FMA, the proceeds of which were used to fund the joint venture. The note has a variable interest rate equal to the U.S. prime rate. The note requires such affiliate of WLR and FMA to pay us $0.8 million plus accrued interest. As of March 31, 2009, we no longer maintained an interest in this joint venture. In 2011, we received payment of $0.5 million in connection with the note receivable, and wrote off the remaining amount. In August 2011, we entered into a new joint venture with one of the same joint venture partners. In March 2013, Lear's ownership interests were acquired by WLR and FMA.

              We have entered into arm's length agreements with Lear, which was one of our largest shareholders, and three of our unconsolidated joint ventures pursuant to which we sell products to both Lear and the joint ventures, and purchase products from Lear and one of our unconsolidated joint ventures. Sales of our products to Lear and the joint venture were $128 million in 2012, $129 million in 2011 and $124 million in 2010. Purchases of products from Lear were $24 million in 2012, $27 million in 2011 and $27 million in 2010. In March 2013, Lear's ownership interests were acquired by WLR and FMA.

              Our North America segment participates in a sourcing arrangement with Plascar. Plascar has operations in South America that manufactures and sells interior and exterior automotive components and systems. Our purchases from Plascar under this arrangement, which began in 2008, were $0.2 million in 2011 and $0.8 million in 2010. WLR and FMA indirectly own approximately 48% of the voting stock of Plascar. Wilbur L. Ross, Jr., our Non-Executive Chairman of the Board, serves on the board of directors of Plascar.

              Our North America segment utilized the services of a law firm, Winston & Strawn LLP, that seconded one of its partners, Janis N. Acosta, to us to act as our outside general counsel. In April 2007, we entered into a professional services arrangement with the law firm pursuant to which we paid the law firm an annual fee for Ms. Acosta to provide legal services to us and permitted Ms. Acosta to participate in the equity incentive program for our North America segment. Effective as of August 1, 2010, we hired Ms. Acosta to serve as our Executive Vice President, General Counsel and Secretary. Our North America segment incurred costs for legal services, including the cost of the secondment, of $0.9 million in 2010.

              We utilize the services of ATC Luxembourg, a professional services firm, which provides a variety of services, such as management services, assistance with legal compliance matters and leased corporate office space in Luxembourg. Two members of our board of directors, Sylvie Abtal-Cola and Johan Dejans, are employees of ATC. We incurred expenses related to these services of $0.4 million in 2012, $0.4 million in 2011 and $0.1 million in 2010.

Review, Approval or Ratification of Transactions with Related Parties

              We have adopted a related party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of the Company's voting securities, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related party transaction with us without the approval of the audit committee. Prior to entering into any transaction involving a related party, the responsible officer or director must notify our General Counsel. After reviewing the terms of the proposed transaction, the General Counsel will either

  •
  approve the transaction if it is to be entered into in the ordinary course of the Company's business, is for an aggregate amount of $120,000 or less, does not involve a shareholder beneficially owning in excess of 5% of the Company's voting securities (or its controlled affiliates) or a member of such a shareholder's immediate family, and is on terms comparable to those that could reasonably be expected to be obtained in arm's length dealings with an unrelated third party;

  •
  disallow the transaction if it is not in the best interests of the Company;

  •
  recommend that the audit committee review the transaction in advance; or

  •
  conditionally approve the transaction, subject to ratification by the audit committee.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

              The following is a summary of the key terms of the agreements governing our material indebtedness that will be outstanding after the completion of this offering. The following summary is not a complete description of all of the terms of the agreements governing our indebtedness. Copies of the principal agreements governing our material indebtedness will be filed as exhibits to the registration statement of which this prospectus is a part.

Senior Secured Notes

              In June 2011, we completed an offering of $300 million aggregate principal amount of senior secured notes. The Senior Secured Notes bear interest at 9.125% per annum, payable semi-annually, and will mature in June 2018. The net proceeds from the offering were used to repay indebtedness under our Amended and Restated Credit Facility, repay indebtedness and accrued interest on a series of unsecured promissory notes, totaling $50 million, with WLR and FMA and fund a distribution to our shareholders.

              The Senior Secured Notes are guaranteed by each of our direct and indirect existing and future subsidiaries that is a borrower under or that guarantees our obligations under our Amended and Restated Credit Facility or our European Securitization Program or that guarantees certain of our other indebtedness. The Senior Secured Notes are secured by (a) a second priority security interest in certain of the real property, plant and equipment of our subsidiary in Germany, a second priority all asset security interest over our subsidiary in England and a second priority security interest in a floating charge over certain assets of our subsidiary in Sweden, as well as a second priority security interest in the shares of the above mentioned three subsidiaries and their intermediate holding company in Luxembourg; and (b) a third priority security interest in substantially all of our current and future U.S. subsidiaries' existing and after acquired real and personal property, including outstanding equity interests in U.S. subsidiaries.

              Prior to June 1, 2014, we may redeem on one or more occasions up to 35% of the original aggregate principal amount of the Senior Secured Notes in an amount not exceeding the net proceeds of one or more equity offerings at a price equal to 109.125% of the principal amount thereof, plus any accrued and unpaid interest. Prior to June 1, 2015, we may redeem all or a part of the Senior Secured Notes at a price equal to 100% of the principal amount plus an applicable "make-whole" premium and accrued and unpaid interest to the redemption date. On or after June 1, 2015, we may redeem on one or more occasions all or a part of the Senior Secured Notes at a prices of 104.563% beginning on June 1, 2015, 102.281% beginning on June 1, 2016 and 100% beginning on June 1, 2017. Upon the occurrence of a change of control or the sale of our assets, we may be required to repurchase some or all of the Senior Secured Notes.

              The indenture governing the Senior Secured Notes contains covenants that limit our ability to, among other things, incur additional indebtedness, issue preferred stock, pay dividends, repurchase, repay or redeem our capital stock, make certain investments, sell assets and incur liens.

European Securitization Program

              Our European Securitization Program provides for up to €125 million ($164 million at June 29, 2013) in liquidity, and permits us to request an increase in the size of the program by up to an additional €75 million ($98 million at June 29, 2013). As of June 29, 2013, approximately $115 million of our receivables were considered eligible for borrowing, $91 million of secured borrowings were outstanding and the calculated borrowing capacity was $24 million with $11.5 million available for funding after consideration of the $12.5 million liquidity reporting trigger described below.

              Under this program, we sell substantially all of the trade receivables of certain European subsidiaries to a wholly-owned, special purpose subsidiary. The special purpose subsidiary funds these purchases with borrowings under a loan agreement with participating lenders. Amounts outstanding under this agreement are collateralized by eligible trade receivables purchased by the special purpose subsidiary and are reported as long-term debt in the consolidated balance sheet. Availability under the program is calculated by reference to a set of criteria for eligible receivables, which are purchased from certain subsidiaries in Belgium, England, Germany, Spain and Sweden by a special purpose subsidiary which is a wholly-owned, consolidated subsidiary. The program is guaranteed by certain subsidiaries in Belgium, England, Germany, Luxembourg, Spain and Sweden and all of our current and future U.S. subsidiaries.

              The program allows us to make loans, acquisitions and investments, including loans to and investments in our North American and Asian operations, subject to certain limitations. Advances bear interest based on the applicable interbank base rate for the relevant currency for three-month deposits, plus a 3% margin.

              The program is secured by (a) a first priority security interest in all outstanding equity interests in our Europe entities, other than Poland (b) a first priority floating charge over the business of our subsidiary in Sweden, (c) a first priority security interest on certain of the real property, plant and equipment of our subsidiary in Germany, (d) a first priority fixed and floating charge security interest over assets of our subsidiary in England, (e) a first priority security interest in all of the existing and after-acquired real and personal property of our special purpose vehicle, (f) a first priority security interest in all of the collection accounts of certain of our subsidiaries in Belgium, England, Germany, Spain and Sweden, and (g) a second priority security interest on substantially all of such subsidiaries' respective existing and after-acquired real and personal property, including all outstanding equity interests in U.S. subsidiaries.

              In August 2012, the European Securitization Program was amended and restated. These amendments included, among other things, (i) replacement of the then existing financial covenants, including the existing "springing" consolidated minimum fixed charge ratio and "springing" minimum EBITDA covenant, with (A) a global fixed charge coverage requirement which is subject to a global and regional covenant reporting trigger and (B) a covenant requiring a minimum borrowing availability under the European Securitization Program of at least €5 million ($7 million at June 29, 2013) at all times, and (ii) modification of the maturity date of the program to August 2017. A global covenant reporting trigger will occur if (i) the average daily availability under both the Amended and Restated Credit Facility and European Securitization Program plus unrestricted cash and cash equivalents held in controlled accounts for each business day over a four calendar week period is less than the greater of (A) $55 million and (B) 12.5% of the sum of the Revolving Credit Commitments under the Amended and Restated Credit Facility, or (ii) the sum of the borrowing availability under the Amended and Restated Credit Facility and European Securitization Program is less than $37.5 million for a period of more than two business days. A regional covenant reporting trigger will occur if (i) the average daily availability under the Amended and Restated Credit Facility plus unrestricted cash and cash equivalents held in North American controlled accounts for each business day over a four calendar week period is less than $35 million, (ii) the average daily availability under the European Securitization Program plus unrestricted cash and cash equivalents held in European controlled accounts for each business day over a four calendar week period is less than $20 million or (iii) availability under the Amended and Restated Credit Facility or European Securitization Program is less than $25 million or $12.5 million, respectively.

Amended and Restated Credit Facility

              In January 2008, we entered into our credit facility, or the Credit Facility, with General Electric Capital Corporation, or GECC, and certain other lenders provides for up to $275 million in revolving loans, with a sub-limit of up to $25 million in letters of credit. Borrowings outstanding under the Credit Facility bear interest, at our option, at a base rate (prime) or Eurodollar rate, plus an applicable margin.

              Availability under the Amended and Restated Credit Facility at any time is limited to the lower of (a) the total revolving loan commitments in effect at such time and (b) a borrowing base comprising (i) 85% of eligible accounts receivable; plus (ii) 65% of eligible inventory or 85% of the net orderly liquidation value of eligible inventory (whichever is lower); plus (iii) the applicable fixed asset advance equal to the lesser of (A) 85% of the net orderly liquidation value of eligible equipment and (B) $50,000,000 (which amount shall be reduced by the monthly fixed asset amortization amount), minus (iv) any reserves required to be established in accordance with the facility documentation, the nature of which will be customary for asset-based financing facilities of a similar type and size (including concentration limits for certain customers). As of June 29, 2013, the calculated borrowing capacity under the Amended and Restated Credit Facility was $103 million, with $78 million of availability after consideration of the $25 million liquidity reporting trigger described above under "—European Securitization Program."

              All obligations under the Amended and Restated Credit Facility have been fully and unconditionally guaranteed by all of our current and future U.S. subsidiaries, and secured by a first priority security interest on substantially all of their respective existing and after-acquired real and personal property, including all outstanding equity interests in U.S. subsidiaries.

              The Amended and Restated Credit Facility provided that the quarterly fixed charge coverage financial covenant would not "spring" if a covenant reporting trigger were to occur between the time of actual or scheduled delivery (whichever is earlier) by us of our financial reports for the quarter ending March 31, 2012 and actual or scheduled delivery (whichever is earlier) of our financial reports for the quarter ending March 30, 2013. It further provided that if a covenant reporting trigger were to occur during the Relevant Period, the minimum EBITDA financial covenant would "spring" and certain limits on the incurrence of capital expenditure by us and our U.S. subsidiaries would also take effect.

              In August 2012, the Amended and Restated Credit Facility was amended to, among other things, (i) replace all existing financial covenants with a global fixed charge coverage requirement, (ii) replace the existing "springing" consolidated minimum fixed charge ratio and "springing" minimum EBITDA covenant with a global and regional covenant reporting trigger and (iii) modify the maturity date of the facility to August 2017. See "—European Securitization Program."

              We provide certain third parties with irrevocable standby letters of credit in the normal course of business. We use commercial banks to issue standby letters of credit to back our obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of services. The standby letters of credit are cancelable at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are cancelled. Such commitment fees charged were less than $1 million in 2012 and 2011. Substantially all of our standby letters of credit have a one-year term and are renewable annually. At June 29, 2013, we had outstanding letters of credit of $13 million.

Hermosillo Note Payable

              In November 2007, in conjunction with the acquisition of a business in Hermosillo, Mexico, Hermosillo entered into a note in the amount of $66 million with General Electric Capital Corporation. The Hermosillo Note Payable requires quarterly payments of principal and interest of $3 million for quarters ending in 2012 and quarterly payments of $2 million thereafter, with a final payment of $6 million in November 2017. The Hermosillo Note Payable bears interest at a fixed rate of 7.45% and is secured by substantially all of the personal property and accounts receivable and all the outstanding stock of Hermosillo. The lender is entitled to a fee upon certain specified liquidity events, including an initial public offering. The fee is based on a formula that is calculated based upon our return on investment in the Hermosillo facility.

              The Hermosillo Note Payable contains certain covenants that, among other things, (i) limit additional indebtedness, investments, loans and advances, dividends and other restricted payments, asset sales, mergers and consolidations, liquidations and dissolutions, liens and encumbrances and (ii) require Hermosillo to comply with a minimum fixed charge coverage ratio and maximum leverage ratio at the times specified therein.

              In accordance with the terms of the Hermosillo Note Payable, we are required to have Hermosillo's customer receipts initially remitted to certain Mexican trust collection accounts. The funds in the collection accounts are subsequently transferred to operating accounts in accordance with a Mexican trust agreement. If the aggregate balance in the operating accounts exceeds, on an overnight basis, the sum of $15 million plus the estimated value of direct labor costs for a seven day period, then the excess is remitted to a restricted bank account. These accounts are administered by a Mexican trustee for the benefit of the lender. So long as no default or event of default has occurred or is occurring under the Hermosillo Note Payable, and to the extent that the funds in the operating accounts exceed the maximum amount described above, Hermosillo may request that funds from the restricted bank account be returned to the operating accounts in accordance with the terms of the Mexican trust agreement. As of June 29, 2013 and December 31, 2012, we had $3 million and $4 million, respectively, of restricted cash classified in "Other noncurrent assets" on the consolidated balance sheets.

              Effective as of September 29, 2012, we and our lender amended the Hermosillo Note Payable to defer measurement of the minimum fixed charge coverage ratio for the period ended September 29, 2012 due to our inability to comply with the minimum fixed charge coverage ratio requirement when reported. A subsequent amendment, effective February 28, 2013, was executed to, among other things, (i) permanently waive financial covenant testing for the periods ended September 29, 2012 and December 31, 2012, (ii) amend the future fixed charge coverage and maximum leverage ratio covenant requirements, and (iii) delay Hermosillo's ability to issue loans, dividends and other restricted payments (subject to meeting certain financial tests) from the first quarter of 2013 until the first quarter of 2014. We are in compliance with our covenants as of June 29, 2013.

Other Borrowings

              We have various overdraft and short-term revolving credit facilities in Europe and Asia. As of June 29, 2013, $44 million was outstanding, our unused available borrowings under these facilities were $3 million and the weighted average interest rate was 3.19%.

              Other long-term borrowings consist of various bank loans entered into in Europe and Asia with maturity dates from 2013 through 2018, along with capital lease arrangements with certain suppliers for the construction of tools that will be used by the supplier in our manufacturing process to produce parts, and capital lease arrangements for reusable packaging used in the shipment of our products. The capital lease arrangements have various maturity dates through 2017. As of June 29, 2013, we had $42 million outstanding with a weighted average interest rate of 6.10%. Costs associated with such tooling and packaging arrangements are reimbursed to us under contractual customer agreements.

DESCRIPTION OF CAPITAL STOCK

              The following is a summary of the rights of the holders of shares of our capital stock upon the completion of this offering. These rights will be set forth in our articles of association or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. This summary does not contain all information that may be important to you. For more complete information, you should read our articles of association, which are attached as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find Additional Information."

General

              We have an authorized share capital of $5 million represented by 500 million shares with a nominal value of $0.01 per share. Our authorized share capital is fixed by our articles of association as amended from time to time with the approval of our shareholders at an extraordinary general shareholders' meeting.

              Our articles of association currently authorize our board of directors, for a period commencing on August 14, 2013 and ending on August 14, 2018, to issue shares of common stock, with a nominal value of $0.01, within the limits of our authorized share capital at such times and on such terms and conditions as the board of directors or its delegates may determine. There were                        common shares issued as of                        , 2013. All shares are fully paid. As of                        , 2013, we had an authorized share capital (capital autorisé) of $            .

              There are no limitations currently imposed by Luxembourg law on the rights of our shareholders residing outside of Luxembourg to hold or vote our shares.

              Under Luxembourg law, upon the issuance of our shares for cash consideration, each shareholder of the same class of shares has a preferential subscription right to purchase a pro rata amount of the newly issued shares in proportion to such shareholder's respective holdings. However, in accordance with Luxembourg law, our articles of association authorize the board of directors to limit or cancel the preferential subscription rights of our shareholders for a period commencing on March 24, 2011 and ending on March 24, 2016. Our shareholders may authorize the board of directors to limit or cancel the preferential subscription rights of our shareholders for additional five-year periods at a general shareholders' meeting.

Dividends

              Subject to applicable law, all of our shares are entitled to participate equally in dividends if and when declared by our shareholders at the ordinary general shareholders' meeting out of funds legally available for such purposes. Under Luxembourg law, claims for improperly distributed dividends lapse five years after the date such dividends were distributed. Dividends may be paid in U.S. dollars or any other currency selected by our board of directors. Our board of directors may determine to distribute interim dividends out of funds legally available for such purpose under the conditions set forth under Luxembourg law.

Voting Rights

              Each of our shares entitles the holder to one vote at our general shareholders' meetings. Shareholder action by written consent is not permitted, but voting by proxy is permitted. Notices of general shareholders' meetings are governed by the provisions of Luxembourg law and our articles of association. Notices of such meetings must be published at least 30 days prior to the meeting, in the Luxembourg Official Gazette (Mémorial C), in a Luxembourg newspaper and in a media that broadcasts information in a reasonable fashion in the European economic area. Notice of a general shareholders' meeting must also be circulated by registered mail if all shares are in registered form, unless the recipients have individually accepted in writing to receive notices by other means of communication. At an ordinary general shareholders' meeting, there is no quorum requirement, and resolutions are adopted by a simple majority vote of the shares present or represented and voted.

              An extraordinary general shareholders' meeting must have a quorum of at least 50% of the issued and outstanding shares. The agenda of such a meeting must indicate the proposed amendments to the articles of association and, if applicable, the text of any amendments that concern the objects or form of the Company. If an extraordinary general shareholders' meeting is adjourned for lack of a quorum, notices must be published in accordance with applicable law. Such notice must reproduce the agenda and indicate the date and results of the previous meeting. The second meeting will be valid regardless of the quorum requirements. In both cases, Luxembourg law requires that any resolution of an extraordinary general shareholders' meeting be adopted by a two-thirds majority vote of the votes cast. If a proposed resolution consists of changing our nationality or of increasing the shareholders' commitments, the unanimous consent of all shareholders is required.

              Members of our board of directors may be elected by ordinary resolution at a general meeting of shareholders. Cumulative voting is not permitted. Under our articles of association, all directors are elected for a period of three (3) years. Our directors will be elected on a staggered basis, with one third (1/3) of the directors being elected each year. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. Our articles of association provide that in case of a vacancy, our board of directors may fill such vacancy until the next general meeting. Our directors will be eligible for re-election indefinitely.

              Our annual ordinary general shareholders' meeting is held between 9:00 a.m. and 5 p.m., Luxembourg time, during the second or third week of June each year at the address of our registered office or at such other place in the municipality of our registered office indicated in the notices of meeting. If that day is a legal or banking holiday in Luxembourg, the meeting shall be held on the following business day.

              Only those shareholders who hold one or more of our shares on the 14th calendar day at midnight (Luxembourg time) preceding the general shareholders' meeting and who have indicated their intention to participate shall be admitted to a general shareholders' meeting. Shareholders who have been recorded as shareholder on such record date have the right to transfer their shares after such record date and are not subject to any obligation to hold our shares in order to vote.

              If our shares are recorded in the register of shareholders on behalf of one or more persons in the name of a securities settlement system, the operator of such a system, a professional depository of securities or any other depository, or a sub-depository designated by one or more professional depository of securities, we will permit such persons to exercise the rights attaching to those shares, including admission to and voting at meetings of our shareholders, subject to having received a certificate in proper form from the depository with whom the shares are kept. Our board of directors may determine the formal requirements with which such certificates must comply.

              Finally, Luxembourg law provides that the board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, ten percent of the issued share capital so require in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, ten percent of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, five percent of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders and be granted the right to file draft resolutions in relation to these items. That request must be made by registered mail sent to our registered office at least 22 days before the holding of the general meeting of shareholders. If such request is accepted, the Company must publish a revised agenda of the general meeting prior to the fifteen day preceding the date of the general meeting.

Amendment to the Articles of Association

              Luxembourg law requires an extraordinary general meeting of shareholders to approve an amendment to our articles of association. Such meeting is convened by the board of directors. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the articles of association. Extraordinary general meetings require a quorum of at least 50% of the issued share capital. Resolutions at extraordinary general meetings must be adopted by two-thirds of the votes cast.

              Any resolutions to amend our articles of association must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Annual Accounts

              Each year our board of directors must prepare annual accounts, that is, an inventory of our assets and liabilities together with a balance sheet and a profit and loss account. The board of directors must also prepare, each year, consolidated accounts and management reports on the annual accounts and consolidated accounts.

              The annual accounts, the consolidated accounts, the management report and the auditor's reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual ordinary general meeting of shareholders.

              The annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will be filed with the Luxembourg registry of trade and companies and published in accordance with Luxembourg law.

Access to Corporate Records

              Excepting the right to inspect the corporate information relating to the annual accounts as described above under "—Annual Accounts" and under certain other limited circumstances (e.g., merger proposal), Luxembourg law does not provide shareholders a general right to access corporate records. Additionally, shareholders have the right to ask questions during meetings of shareholders on items listed on the agenda of the meeting.

Appraisal Rights

              Neither Luxembourg law nor our articles of association provide for any appraisal rights of dissenting shareholders.

Distribution of Assets on Winding-Up

              In the event of our liquidation, dissolution or winding-up, the net assets remaining after allowing for the payment of all debts, charges and expenses shall be paid out to holders of our shares in proportion to their respective holdings. The decisions to liquidate, dissolve or wind-up require the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at least 50% of the issued share capital is present or represented.

Transferability and Form

              Our shares are issued in registered form only and are freely transferable under Luxembourg law and our articles of association. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our shares. Under Luxembourg law, the ownership of registered shares is established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholder register.

              Without prejudice to the conditions for transfer by book entry if shares are recorded in our shareholders' register on behalf of one or more persons in the name of a depository, shares must be transferred by a written declaration of transfer registered in our shareholders' register. Such declaration of transfer must be executed by the transferor and the transferee or by persons holding suitable powers of attorney. We may also accept as evidence of transfer other satisfactory instruments of transfer.

              In addition, our articles of association provide that our shares may be held through a securities settlement system or a professional depository of securities. Shares held in such manner have the same rights and obligations as shares recorded in our shareholders' register. Shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form.

              We maintain our shareholders' register at our registered office. Shareholders may inspect our shareholders' register during normal business hours pursuant to procedures established by our board of directors.

Comparison of Corporate Governance and Shareholder Rights

              We are incorporated under the laws of Luxembourg. On August 29, 2012, our articles of association were amended to incorporate certain provisions of the Luxembourg law of May 24, 2011 concerning certain rights of shareholders in listed companies. The following discussion summarizes certain differences between the governance structure of our Company and rights of holders of our common shares and the corporate governance and rights of holders of common stock of a typical corporation incorporated under the laws of the State of Delaware. This discussion is not a complete statement of the governance structure of our Company or the rights of holders of our common shares under applicable law in Luxembourg and our articles of association or the corporate governance or rights of holders of common stock of a typical corporation incorporated under the laws of the State of Delaware.

Delaware Law	Luxembourg Law and Our Company
Board of Directors

The number of directors on the board of directors is typically fixed by a vote of a majority of the board of directors. Under Delaware law, a board of directors may consist of one or more members and can be divided into classes. Cumulative voting for the election of directors is permitted only if expressly authorized in a corporation's certificate of incorporation.

Under Luxembourg law, the board of directors must be composed of at least three directors and a maximum of 18 under our articles of association, Directors are appointed at a general meeting of shareholders by a simple majority of the votes cast. Directors may be re-elected indefinitely but each term of their office may not exceed six years. Cumulative voting is not permitted.

Our articles of association provide for a classified board of directors that is divided into three classes with staggered three-year terms. Our board of directors consists of seven members.

Our articles of association permit a member of the board of directors to designate in writing another member of the board to represent him or her and to vote in his or her name and place at a meeting of the board. Any member of the board of directors may not represent more than one of his or her colleagues.

Removal of Directors

Directors of a Delaware corporation may generally be removed at any time by the vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then-outstanding shares entitled to vote in the election of directors, voting together as a single class. A corporation's certificate of incorporation may provide that the stockholders' right to remove a director is exercisable only when a director is being removed for cause.	Under Luxembourg law, directors may be removed at any time with or without cause at a general meeting of shareholders by a simple majority of the votes cast.
Filling Vacancies on the Board of Directors

Vacancies on the board of directors, whether arising through death, retirement or otherwise, may generally be filled by the remaining directors, even if the directors remaining in office constitute less than a quorum, or by the sole remaining director. A newly appointed director typically holds office until the expiration of the full term of the vacating director to which the newly appointed director has been appointed.
Luxembourg law provides that in the event of a vacancy on the board of directors, the remaining directors may, unless the articles of association otherwise provide, provisionally fill the vacancy until the next general meeting at which the shareholders will be asked to definitively approve the appointment. Our articles of association provide that vacancies may be filled until the next general meeting of shareholders by the board members remaining in office.

Delaware Law	Luxembourg Law and Our Company
Limitation on Personal Liability of Directors

Delaware corporations generally provide for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permitted under Delaware law, except that liability may not be eliminated (a) for any breach of a director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law (relating to liability for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (d) for any transaction from which the director derived an improper personal benefit.
Under Luxembourg law, directors are liable to the corporation for the performance of their duties as directors and for any misconduct in the management of the corporation's affairs. Directors are jointly and severally liable to the corporation and any third party for damages resulting from a violation of Luxembourg law or the articles of association of the corporation. Directors may be discharged from liability if they were not a party to the violation, no misconduct is attributable to them and they reported such violation to the first general meeting of shareholders after they had acquired knowledge thereof.
Indemnification of Directors

Under Delaware law, subject to certain limitations, a corporation may indemnify a director who is made a party to any third-party action, suit or proceeding against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the director in connection with the action, suit or proceeding, if the director (1) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) in a criminal proceeding, had no reasonable cause to believe the director's conduct was unlawful.

A director may also be indemnified for expenses actually and reasonably incurred in a derivative action or suit, if the director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; provided that no indemnification may be made in respect of any claim, issue or matter as to which the director is adjudged to be liable to the corporation unless the court determines that the director is fairly and reasonably entitled to indemnity.

If a director is successful in the defense of such an action, suit or proceeding, a Delaware corporation is required to indemnify such director for reasonable expenses incurred thereby.

Our articles of association provide, in accordance with Luxembourg law, that we will indemnify any current or former director for any costs, fees and expenses actually and reasonably incurred by such director in connection with any threatened, pending or completed action, suit or proceeding or appeal therefrom to which such director is, was or at any time becomes a party, or is threatened to be made a party. Notwithstanding the foregoing, we may not indemnify a director that is found to have acted with gross negligence, fraud, fraudulent inducement, dishonesty or in the commission of a criminal offense or if it is determined that such director has not acted honestly or in good faith and with the reasonable belief that such director's actions were in the Company's best interests.

Our articles of association also provide, in accordance with Luxembourg law, that we will advance expenses for the preparation and defense of any legal action or proceeding, provided that the former or current director delivers a written commitment that all sums paid in advance will be reimbursed to the Company if it is ultimately determined that the director is not entitled to indemnification.

Delaware Law	Luxembourg Law and Our Company
Delaware law permits the advancement of expenses for the preparation and defense of any legal action or proceeding, provided that the former or current director delivers an undertaking that all sums paid in advance will be reimbursed to the corporation if it is ultimately determined that the director is not entitled to indemnification.
Meetings of Shareholders
Annual and Special Meetings

Under Delaware law, subject to certain exceptions, a corporation is required to hold a meeting of stockholders for the election of directors at least once per year. Annual meetings of stockholders are generally held on a date and at a time fixed by the board of directors. A special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the corporation's certificate of incorporation or bylaws.

Luxembourg law distinguishes between extraordinary general meetings of shareholders, which are required for any amendment to the articles of association of the corporation, including for an increase or decrease of the share capital, merger, liquidation, dissolution and change of corporate purpose, and ordinary general meetings of shareholders, which are general meetings held for any other purpose.

The general meeting of shareholders approves, among other things, the distribution of profits, if any, and the directors' compensation.

Under Luxembourg law, at least one general meeting of shareholders must be held each year on the day and at the time indicated in the articles of association of the corporation to approve the annual accounts, and grant discharge to the directors and the auditor, if any. The annual general meeting must be held within six months of the end of the financial year.

Our articles of association provide that our annual general meeting will be held between 9:00 a.m. and 5 p.m., Luxembourg time, during the second or third week of June at the address of our registered office or at such other place in the municipality of our registered office indicated in the meeting notices. If that day is a legal or banking holiday, the meeting will be held on the next following business day.

Other meetings of shareholders may also be convened by the board of directors. The board of directors must convene a general meeting within one month of the receipt of a written request with the agenda of the meeting of shareholders representing one-tenth of the issued capital.

Delaware Law	Luxembourg Law and Our Company
Quorum Requirements

Under Delaware law, a corporation's certificate of incorporation or bylaws can specify the number of shares that constitute a quorum for conducting business at a meeting of stockholders, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote.

Under Luxembourg law, ordinary general meetings have no quorum requirement and, unless a higher threshold is required by the articles of association, resolutions are adopted by a simple majority of votes cast. Our articles of association do not provide for a higher threshold to adopt resolutions at ordinary general meetings.

Extraordinary general meetings require a quorum of at least 50% of the issued share capital. If the required quorum is not represented, a second meeting may be convened at which a quorum will not be required. Resolutions at extraordinary general meetings must be adopted by two-thirds of the votes cast.

Shareholder Action Without A Meeting

Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting and without prior notice, if the holders of shares of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action at a meeting, consent in writing.
Luxembourg law does not permit shareholders of a public corporation to take action by written consent. All shareholder actions must be approved at an ordinary or extraordinary general meeting of shareholders. Shareholders may vote in person or by proxy.
Amendment of Governing Documents

Under Delaware law, amendments to a corporation's certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by Delaware law, a majority of the outstanding shares of the class is required, unless a greater proportion is specified in the corporation's certificate of incorporation or by other provisions of Delaware law.

The board of directors may generally amend the bylaws if so authorized in the corporation's certificate of incorporation. The stockholders of a Delaware corporation also have the power to amend bylaws

Under Luxembourg law, amendments to the articles of association of a corporation require an extraordinary general meeting of shareholders.

Any amendment to the articles of association must be in the form of a notarial deed that is filed with the appropriate Luxembourg authorities and published in accordance with Luxembourg law.

If a proposed amendment would change the rights of a class of shares, the amendment will be adopted only if the conditions as to quorum and voting for an extraordinary general meeting are satisfied with respect to such class of shares.

A change of nationality of a corporation or an increase of the commitments of the shareholders requires the unanimous consent of the shareholders.

Delaware Law	Luxembourg Law and Our Company
Anti-Takeover Measures/Preemptive Rights

Under Delaware law, a corporation may authorize the board of directors to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude stockholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or "poison pill," which could prevent a takeover attempt and also preclude stockholders from realizing a potential premium over the market value of their shares.

A corporation may provide for preemptive rights in its certificate of incorporation.

Under Luxembourg law, a corporation may not issue new classes of preferred shares without shareholder approval. In addition, Luxembourg corporations do not generally adopt shareholder rights plans.

Shareholders generally have preferential subscription rights in connection with each issuance of the same class of shares unless such rights are restricted by the articles of association or pursuant to other shareholder action.

Our articles of association authorize the board of directors to approve the issuance of common shares without giving effect to shareholders' preferential subscription rights for a period of five years ending on March 24, 2016. Pursuant to this authority, our board of directors has withdrawn preferential subscription rights in connection with this offering.

The authority of the board of directors to issue additional shares without giving effect to shareholders' preferential subscription rights may be renewed by a vote of shareholders for a period that, for each renewal, does not exceed five years.

Shareholder Approval of Business Combinations

Under Delaware law, a merger, consolidation, sale, lease or transfer of all or substantially all of a corporation's assets or dissolution generally requires approval by a majority of the board of directors and by stockholders holding a majority of the outstanding shares.

Any type of business combination that requires an amendment to the corporation's articles of association, such as a merger, consolidation, dissolution or voluntary liquidation, requires shareholder approval at an extraordinary general meeting.

Generally, transactions such as a sale, lease or transfer of substantial assets of the corporation require only the approval of the board of directors. Our articles of association do not contain any provision specifically requiring the board of directors to obtain shareholder approval of the sale, lease or transfer of substantial assets of the Company.

Delaware Law	Luxembourg Law and Our Company
Appraisal Rights

Under Delaware law, a stockholder of a corporation participating in certain types of significant corporate transactions is entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	Luxembourg law does not provide for appraisal rights.
Shareholder Suits

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders if the requirements for maintaining a class action under Delaware law are met. An individual may institute and maintain a class action suit only if such person was a stockholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. In addition, the plaintiff must generally be a stockholder through the duration of the suit.

Delaware law requires that a derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted, unless such demand would be futile.

Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce the corporation's rights (other than, in certain circumstances, an action against board members).

Shareholders do not have the authority to initiate legal action on the corporation's behalf. However, the corporation's shareholders may vote at a general meeting to initiate legal action against directors on grounds that the directors have failed to perform their duties.

Luxembourg law does not provide for class action lawsuits.

Distributions and Dividends

Delaware law permits the board of directors of a corporation to declare and cause the corporation to pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year, provided that the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under Luxembourg law, distributions and dividends may be made out of available profits and distributable reserves (1) by decision of the general meeting of shareholders and (2) by the board of directors as interim dividends if authorized by the articles of association of the corporation.

Luxembourg law forbids any distribution to the shareholders if, on the date of closing of the last financial statements, the net assets as shown in the financial statements is or will be, after such distribution, inferior to the subscribed share capital, increased by any reserves that the law or the articles of association do not allow to distribute.

Delaware Law	Luxembourg Law and Our Company
Interim dividends may be approved by the board of directors and paid by a corporation only if the following conditions are met: (1) interim dividends are authorized by the articles of association; (2) interim accounts of the corporation demonstrate that sufficient funds are available; (3) the amount to be distributed does not exceed total net profits since the end of the preceding fiscal year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed in reserves in accordance with Luxembourg law or the articles of association; (4) the dividend is declared no more than two months after the date of the most recent interim accounts; and (5) prior to declaring the dividend, the board of directors has received a report from the corporation's auditors confirming that the foregoing conditions are satisfied.

If interim distributions declared by the board of directors exceed the amount of the distribution declared at the annual general meeting of shareholders, such overage must be carried forward and deducted from the next dividend.

The amount of the distribution declared by the annual general meeting of shareholders must include (1) any interim amounts previously declared by the board of directors and (2) if proposed, any (new) distributions declared on the annual accounts. Such amount shall not exceed the net profits of the last financial statements plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and sums to be placed in reserves in accordance with Luxembourg law or the articles of association.

Delaware Law	Luxembourg Law and Our Company
Repurchases and Redemptions

Under Delaware law, a corporation may purchase or redeem its own shares, except that it generally may not purchase or redeem shares if the capital of the corporation is impaired or would become impaired as a result of the redemption.

Under Luxembourg law, a corporation, without prejudice to the principle of equal treatment of all shareholders who are in the same position, and the law on market abuse, may acquire its own shares, either itself or through a person acting in its own name but on the company's behalf, only subject to the following conditions: (i) the authorisation to acquire shares shall be given by the general meeting, which shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the duration of the period for which the authorisation is given and which may not exceed five years and, in the case of acquisition for value, the maximum and minimum consideration. The board of directors or the management board, as applicable, shall satisfy themselves that, at the time of each authorised acquisition, the conditions referred to in points (ii) and (iii) are respected; (ii) the acquisitions, including shares previously acquired by the company and held by it, and shares acquired by a person acting in his own name but on the company's behalf, may not have the effect of reducing the net assets below the amount corresponding to the (a) subscribed capital plus the reserves which may not be distributed under law or by virtue of the articles and (b) the amount of the subscribed capital referred to under (a) shall be reduced by the amount of subscribed capital remaining uncalled if the latter amount is not included as an asset in the balance sheet; and (iii) only fully paid-up shares may be included in the transaction.

Where the acquisition of the company's own shares is necessary in order to prevent serious and imminent harm to the company, the condition to obtain a prior authorisation to acquire shares by the general meeting shall not apply. In such a case, the next general meeting must be informed by the board of directors or by the management board, as the case may be, of the reasons for and the purpose of the acquisitions made, the number and nominal values, or in the absence thereof, the accounting par value, of the shares acquired, the proportion of the subscribed capital which they represent and the consideration paid for them.

Delaware Law	Luxembourg Law and Our Company
The same prior authorisation to acquire shares by the general meeting shall likewise not apply in the case of shares acquired by either the company itself or by a person acting in his own name but on behalf of the company for the distribution thereof to the staff of the company. The distribution of any such shares must take place within twelve months from the date of their acquisition.
Transactions with Directors

Under Delaware law, certain contracts or transactions in which one or more of a corporation's directors has an interest require (a) the stockholders or the board of directors to approve in good faith any such contract or transaction after full disclosure of the material facts or (b) that the contract or transaction was "fair" as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts.
Luxembourg law prohibits a director from participating in deliberations and voting on a transaction if (a) such director, or a third party in which such director has an interest, is a party to such transaction and (b) the interests of such director or third-party conflict with the corporate interest of the corporation. The director must disclose his personal interest to the board of directors and abstain from voting. The transaction and the director's interest must be reported to the following general meeting of shareholders unless the transaction is made in the normal course of the corporation's business and is entered into on arm's length terms.
Interested Shareholders

Delaware law generally prohibits a corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an "interested stockholder" for three years following the time that the stockholder becomes an interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person or group that owns 15% or more of the corporation's outstanding voting stock, or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.	Under Luxembourg law, no restriction exists as to the transactions that a shareholder may engage in with the corporation.

A Delaware corporation may elect to "opt out" of, and not be governed by, the restrictions described in the preceding paragraph through a provision in its original certificate of incorporation, or an amendment to its original certificate or bylaws that is approved by a majority of its stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

              Prior to completion of this offering, there was no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

              Based on the number of shares of our common stock outstanding as of                        , 2013, we will have            shares of our common stock outstanding after completion of this offering. Of those shares, the            shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of our common stock will be deemed "restricted securities" as that term is defined in Rule 144. Restricted securities may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 under the Securities Act as summarized below.

Rule 144

              In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any of our shares of common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations, if we are current in our SEC filings as set forth in Rule 144.

              In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

  •
  the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

              Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of our shares of common stock then outstanding, which will equal approximately            shares immediately after this offering; and

  •
  the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

              Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

              Upon expiration of the 180-day lock-up period described below, approximately            shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing shareholders will elect to sell under Rule 144.

Rule 701

              In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144

Registration Rights Agreement

              We have entered into a registration rights agreement with WLR and FMA. These holders of our common stock are entitled to certain rights with respect to the registration under the Securities Act of the shares of our common stock beneficially owned by them (and certain of their transferees). Upon completion of this offering, these holders will own approximately            shares of our common stock that they may require us to register for sale under the Securities Act pursuant to the registration rights agreement. After registration pursuant to these rights, these shares upon transfer will become freely tradable without restriction under the Securities Act.

              Under the registration rights agreement, each of these holders may require us to register under the Securities Act the sale of any or all of its (and certain of its transferees') shares of common stock at any time and from time to time beginning 180 days after the completion of this offering. Commencing one year after the completion of this offering, each of these holders also may require that we file a shelf registration statement covering the sale of its (and certain of its transferees') shares of common stock. Our obligation to register the sales of shares of common stock upon request is subject to certain restrictions and limitations, including the requirement that the requesting holder must propose to include in the registration no less than 25% of its shares of common stock held as of the date of completion of this offering (or if it owns less than that amount, its entire holding of shares of common stock). Each of these holders (and certain of its transferees') may exercise its right to request registration of its shares of common stock two times. Additionally, each of these holders has the right to request that we include its (and certain of its transferees') shares of common stock in any registration statement whenever we propose to register sales of our common stock under the Securities Act, subject to certain exceptions and limitations. There are no limits to the number of such requests each holder may make.

              We have agreed to pay all expenses, other than underwriting discounts and commissions, in connection with these registrations, including legal and accounting fees incurred by us and printing costs.

Lock-Up Agreements

              In connection with this offering, we, certain of our shareholders and each of our executive officers have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock, for a period of at least 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See "Underwriting."

 TAXATION

U.S. Federal Income Taxation

              The description that follows is a summary of certain U.S. federal income tax consequences generally applicable to a beneficial owner of shares arising from the ownership or disposition of shares. This description does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder of shares in light of that holder's particular circumstances and U.S. federal income tax situation, and does not address state, local, foreign or other tax laws. The description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, the U.S. Treasury Regulations issued under the Code, U.S. Internal Revenue Service, or the IRS, administrative rulings and other guidance, and court decisions, as well as the income tax treaty between the United States and Luxembourg, or the Tax Treaty, all as currently in effect and publicly available on the date hereof and all of which are subject to change, possibly with retroactive effect. No rulings have been or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences described below, and we cannot assure you that the IRS or a court will not take contrary positions. This description generally is limited to investors that acquire their shares pursuant to this offer and that will hold their shares as "capital assets" within the meaning of the Code. Further, this description does not address the U.S. federal income tax consequences applicable to categories of investors that may be subject to special taxing rules (regardless of whether such persons are U.S. Holders (as defined below)), such as certain U.S. expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, dealers or traders in securities, commodities or currencies, partnerships (or other entities classified as partnerships for U.S. federal income tax purposes), S corporations, estates and trusts, investors that hold their shares as part of a hedge, straddle or integrated or conversion transaction, investors whose "functional currency" is not the U.S. dollar, former citizens or long-term residents of the United States, and investors that own (or are deemed to own) 5% or more (by voting power or value) of the shares. Furthermore, this description does not address (i) alternative minimum tax consequences or (ii) the indirect effects on persons who hold equity interests in a holder.

              As used in this section, "U.S. Holder" means a beneficial owner of shares that for U.S. federal income tax purposes is an individual citizen or resident of the United States, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under U.S. Treasury Regulations to be treated as a domestic trust. As used herein, "Non-U.S. Holder" generally means a beneficial owner of shares (other than a partnership or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

              If a partnership or an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds shares, the tax treatment of such partnership or a partner in such partnership generally will depend on the status of the partner and on the activities of the partnership. Partnerships holding shares, and partners in such partnerships, are encouraged to consult their own tax advisors regarding the tax consequences of an investment in the shares (including with regard to their status as U.S. Holders or Non-U.S. Holders).

              We encourage you to consult your own tax advisor as to any U.S. Federal income tax consequences to you from the ownership and disposition of shares, as well as the application and effect of state, local, foreign and other tax laws, in your particular situation.

    Ownership of Shares

    U.S. Holders

              Taxation of Dividends on Shares.    Subject to the discussion below under "Passive Foreign Investment Company Rules," the gross amount of any distribution made by us of cash or property (other than certain distributions, if any, of securities distributed pro rata to all our shareholders, including holders of shares) with respect to shares, before reduction for any taxes imposed by Luxembourg that are withheld therefrom, will be includible in income by a U.S. Holder either as ordinary dividend income or as "qualified dividend income" (as described below) to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

              Subject to the discussion below under "Passive Foreign Investment Company Rules," to the extent, if any, that the amount of any dividend paid by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in the shares and thereafter as capital gain. We generally will not maintain calculations of our earnings and profits under U.S. federal income tax principles, except as we may be required to do so under applicable law. Therefore, U.S. Holders should expect that distributions generally will be treated as dividends.

              Dividends to non-corporate U.S. Holders generally will be treated as "qualified dividend income" that is taxable to U.S. Holders at the preferential tax rates applicable to long-term capital gains (generally 15% to 20%); provided that (i) shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive U.S. income tax treaty, (ii) we are not a "passive foreign investment company," or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year, (iii) such U.S. Holder has owned the shares for more than 60 days in the 121-day period beginning 60 days before the date on which the shares become ex-dividend, and (iv) such U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in substantially similar or related property. We anticipate that the shares will be readily tradable on an established securities market in the United States and that we will be eligible to claim such benefits under the Tax Treaty and do not expect to be treated as a PFIC. See "—Passive Foreign Investment Company Rules." U.S. Holders are encouraged to consult their own tax advisors as to the rate of tax that will apply with respect to dividend distributions on the shares.

              Dividends, if any, paid in cash will be paid in U.S. dollars. The amount of any distribution of property other than cash will be the fair market value of such property on the date of receipt.

              Certain U.S. Holders who are individuals, estates or trusts may be required to pay up to an additional 3.8% Medicare tax on, among other items, dividends for taxable years beginning after December 31, 2012, subject to certain limitations and exceptions.

              Dividends to U.S. Holders generally will be subject to withholding tax imposed by Luxembourg at a rate of 15%. See "—Luxembourg Tax Consequences—Withholding Tax." Subject to certain conditions and limitations (including minimum holding period requirements), income tax withheld by Luxembourg on dividends may be deducted from a U.S. Holder's U.S. taxable income or credited against a U.S. Holder's U.S. federal income tax liability. Dividends received by a U.S. Holder with respect to the shares generally may be treated in part as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally will constitute "passive income," or, in the case of certain U.S. Holders that are members of a financial services group or persons predominantly engaged in the active conduct of a banking, insurance, financing or similar business, "general category income."

              U.S. Holders are encouraged to consult their own tax advisors regarding the availability and amount of foreign tax credits and deductions.

              Taxation on Sale or Exchange of Shares.    Subject to the description below under "Passive Foreign Investment Company Rules," a U.S. Holder generally will recognize gain or loss on the sale or exchange of shares equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in the shares. Such gain or loss generally will be capital gain or loss. Capital gains of U.S. holders who are individuals (as well as certain trusts and estates) generally are taxed at a maximum rate of 15% to 20%, if such U.S. Holder's holding period for such shares exceeds one year. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes, unless that gain or loss is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. The ability to deduct capital losses is subject to limitations.

              Certain U.S. Holders who are individuals, estates or trusts may be required to pay up to an additional 3.8% Medicare tax on, among other items, capital gains for taxable years beginning after December 31, 2012, subject to certain limitations and exceptions.

    Non-U.S. Holders

              Taxation of Dividends on Shares.    Subject to the description below under "U.S. Backup Withholding Tax and Information Reporting," a Non-U.S. Holder of shares generally will not be subject to U.S. federal income or withholding tax on dividends received on shares, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States).

              Taxation on Sale or Exchange of Shares.    Subject to the description below under "U.S. Backup Withholding Tax and Information Reporting," a Non-U.S. Holder of shares generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares unless: (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States); or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

    Passive Foreign Investment Company Rules

              A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules applicable to related parties including certain subsidiaries, either: (i) 75% or more of its gross income in any taxable year is "passive income," or (ii) the average percentage of its assets by value (based on a quarterly value of the assets during the year) which produce or are held for the production of "passive income" (which includes cash and cash equivalents) is at least 50%. "Passive income" for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

              We do not believe that the Company should be treated as, and we do not expect to become, a PFIC for U.S. federal income tax purposes, but our possible status as a PFIC must be determined annually under the look-through rules, and therefore may be subject to change. Because this determination is made annually at the end of each taxable year and is dependent on a number of factors, some of which are beyond our control, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we will not become a PFIC or that the IRS or a court will agree with our conclusion regarding our PFIC status. In addition, our business plans may change, which may affect the PFIC determination in future years. If the Company was currently or were to become a PFIC, U.S. Holders of shares would be subject to special rules and a variety of potentially adverse tax consequences under the Code, including increased tax liabilities and burdensome reporting requirements.

              If the Company were classified as a PFIC, U.S. Holders of shares generally would, on certain distributions ("excess distributions") by us, and on a disposition of shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated, as if such distributions and gain had been recognized ratably over the U.S. Holder's holding period for the shares. An interest charge would also be applied to the deferred tax amount resulting from the deemed ratable distributions. Finally, a U.S. Holder who acquired shares from a decedent U.S. Holder would not receive the step-up of the income tax basis to fair market value for such shares, but would have a tax basis equal to the decedent's basis, if lower. If we are or become a PFIC, certain non-U.S. subsidiaries and other entities in which we have a direct or indirect interest may also be PFICs, or Lower-tier PFICs. Under attribution rules, a U.S. Holder would be deemed to own its proportionate share of Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, regardless of whether a U.S. Holder receives the proceeds of any such distribution or disposition. If the Company were classified as a PFIC for any taxable year during which a U.S. Holder holds shares, the Company will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. Such U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules described above) as if the shares were sold at fair market value on the last day of the last taxable year for which the Company was a PFIC.

              A shareholder of a PFIC may make a "mark-to-market" election for marketable PFIC stock and avoid certain rules described above. For this purpose, "marketable stock" includes stock that is regularly traded on a national securities exchange that is registered with the SEC, including the New York Stock Exchange. If the election is made, the shareholder would include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the tax year over the shareholder's adjusted basis in the stock. The shareholder generally would be allowed a deduction for the lesser of the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the tax year or certain unreversed inclusions with respect to such stock. Unreversed inclusions generally are defined as the excess, if any, of the mark-to-market gains for the stock included by the shareholder for earlier tax years, including any amount which would have been included for any earlier tax year but for the rules described above, over the mark-to-market losses for the stock that were allowed as deductions for earlier tax years. Amounts included in income or deducted under the mark-to-market election, as well as gain or loss on the actual sale or other disposition of the PFIC stock, would be treated as ordinary income or loss. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any Lower-tier PFICs, and the mark to market election generally would not be effective for such Lower-tier PFICs.

              A shareholder of a PFIC may alternatively make a qualified electing fund, or QEF, election provided in Section 1295 of the Code. A U.S. Holder of PFIC stock that makes a valid QEF election would, in very general terms, be required to include its pro rata share of the issuer's ordinary income and net capital gains, unreduced by any prior year losses, in income for each taxable year (as ordinary income and long-term capital gain, respectively) and to pay tax thereon, even if the amount of that income is not the same as the dividends paid on the shares. In this regard, a QEF election is effective only if certain required information is made available by us. We do not intend to provide U.S. Holders with the information necessary for U.S. Holders to comply with the requirements of the QEF election. Therefore, U.S. Holders should assume that they will not receive such information from us and would not be able to make a QEF election.

              A U.S. Holder that holds shares in any year in which the Company is classified as a PFIC will be required to file IRS Form 8621 with respect to any distributions received on the shares, any gain realized on the disposition of shares, or any reportable election. U.S. Holders should also be aware that legislation enacted in 2010 would impose an additional annual filing requirement for U.S. persons owning shares of a PFIC. The legislation does not describe what information would be required to be included in the additional annual filing, but grants the Secretary of the U.S. Treasury Department power to make this determination. The IRS has not yet promulgated any such additional requirements.

              U.S. Holders are encouraged to consult their own tax advisors as to the effect on them of the PFIC rules and the desirability of making, and the availability of, various potential elections under the PFIC rules with respect to the shares.

    U.S. Backup Withholding Tax and Information Reporting

              U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares within the United States to a holder of shares (other than an "exempt recipient," including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold 28% of any payments of dividends on, or proceeds from the sale or redemption of, shares within the United States to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

              Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

              Individual U.S. Holders (and certain U.S. entities to be specified in IRS guidance) who, during any taxable year, hold any interest in certain foreign financial assets (including the shares) with an aggregate value exceeding $50,000, other than in an account with a financial institution, may be required to file a statement setting forth certain information regarding such assets with their US federal income tax returns. If the financial assets are held in an account with a foreign financial institution, the account itself may be reportable. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this new filing requirement.

Luxembourg Tax Consequences

              The description that follows was prepared and drafted by NautaDutilh Avocats Luxembourg, our Luxembourg tax counsel, as to certain Luxembourg tax consequences generally applicable to a beneficial owner of shares arising from the offer and the ownership or disposition of shares. This description is based on the relevant laws presently in force in Luxembourg and as applied on the date of this prospectus, which are subject to change, possibly with retroactive effect. It is not intended to be, nor should it be construed to be, legal or tax advice. Prospective investors in the shares are advised to consult their own tax advisors as to the tax consequences, under the tax laws of the country of which they are resident and under the laws of all relevant jurisdictions, of an investment in shares of our common stock. The following does not purport to be a comprehensive description of all the tax considerations which may be relevant to a decision to purchase, own or dispose of shares.

              Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy or other charge or withholding of a similar nature refers to Luxembourg tax law and/or Luxembourg salient tax concepts only. Also, a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivites), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds de chomage) as well as personal income tax (impôt sur le revenu) generally. Investors may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies, taxes or fees, including the Chamber of Commerce fees. Corporate income tax increased by a solidarity surcharge, or CIT, municipal business tax, or MBT, net wealth tax, or NWT, invariably apply to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, MBT may apply as well.

    Withholding Tax

              Dividends paid by us to holders of our shares are as a rule subject to a 15% withholding tax in Luxembourg. However, subject to the provisions of an applicable double tax treaty, the rate of withholding tax may be reduced. Furthermore, a domestic withholding exemption may apply if, at the time the income is made available, (i) the receiving entity is an eligible company and (ii) has held or commits itself to hold for an uninterrupted period of at least 12 months a participation of at least 10% of our share capital or a participation with an acquisition price of at least €1.2 million. Eligible companies include either another company covered by Article 2 of the amended EU Parent-Subsidiary Directive, or a Luxembourg permanent establishment thereof, or a company resident in a State having concluded a double tax treaty with Luxembourg and which is subject to a tax corresponding to Luxembourg CIT, or a Luxembourg permanent establishment thereof, or a company limited by shares (société de capitaux) or a cooperative society (société cooperative) resident in the European Economic Area other than an EU Member State and liable to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof, or a Swiss company limited by share capital which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption.

    Income Tax

              Luxembourg Resident Individual Holder of Shares.    Dividends derived from our shares by resident individual holders, who act in the course of the management of either their private wealth or their professional or business activity, are subject to income tax on a worldwide base at a progressive scale (with a top effective marginal rate of currently 42.8% or 43.6% depending on the solidarity surcharge in a range of 7% up to 9%) for tax year 2013. Such dividend may benefit from the 50% exemption set forth in Article 115.15 a) of the Luxembourg Income Tax Law, subject to the fulfillment of the conditions set out therein. In addition, a total lump-sum of €1,500 (which is doubled for married taxpayers who are jointly taxable) is deductible from total dividends received during the tax year.

              Capital gains realized on the disposal of our shares by resident individual holders should not be subject to income tax, unless the capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains on our shares are deemed to be speculative gains and are subject to income tax at ordinary rates if the shares are disposed of within six months after their acquisition or if their disposal precedes their acquisition. A participation is deemed to be substantial where a resident individual holder of shares, either alone or together with his spouse and/or minor children, directly or indirectly at any time within the five years preceding the disposal, owned more than 10% of our share capital. A holder of shares is also deemed to alienate a substantial participation if he acquired free of charge, within the five years preceding the transfer, a participation that constituted a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period). Capital gains realized on a substantial participation more than 6 months after the acquisition thereof are subject to income tax according to the half-global rate method. In addition, an allowance reducing the taxable portion of capital gain by EUR 50,000 is granted to each taxpayer per 10 year period (EUR 100,000 for taxpayers filing jointly), provided the allowance does not result in a loss thereof. A disposal may include a sale, an exchange, a contribution or any other kind of alienation of the shares.

              Luxembourg Resident Corporate Holders of Shares.    Dividends and other payments derived from our shares and paid to a Luxembourg fully-taxable resident company are subject to income tax, unless the conditions of the participation exemption regime, as described below, are satisfied. If these conditions are not met, under current Luxembourg tax laws, 50% of the gross amount of dividends received on our shares may be exempt from income tax. A tax credit is further granted for Luxembourg withholding taxes, if any.

              Under the participation exemption regime, dividends derived from our shares may be exempt from income tax at the level of the holder of shares if (i) the holder of shares is a Luxembourg resident fully-taxable company, or a Luxembourg permanent establishment of a company covered by Article 2 of the amended EU Parent-Subsidiary Directive, or a Luxembourg permanent establishment of a company limited by share capital resident in a country having a tax treaty with Luxembourg, or a Luxembourg permanent establishment of a limited company or a cooperative company resident in the European Economic Area other than a EU Member State; (ii) the beneficiary has held or commits itself to hold the shares for an uninterrupted period of at least 12 months at the time of the distribution; and (iii) during this whole period, the shares represent a participation of at least 10% in our share capital or a participation of an acquisition price of at least €1.2 million.

              Capital gains realized by a Luxembourg fully-taxable resident company on our shares are subject to income tax at an aggregate rate of 29.22% for tax year 2013 (for a company established in Luxembourg city). However, under the participation exemption regime, capital gains realized on our shares may be exempt from income tax if the above mentioned conditions are met except that the acquisition price must be of at least €6 million for capital gains purposes. Taxable gains are determined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.

              Luxembourg Resident Companies benefiting from a Special Tax Regime.    Dividends derived from and capital gains realized on our shares held through either undertakings for collective investment governed by the law of December 20, 2002 (as amended by the law of December 17, 2010), specialized investment funds governed by the law of February 13, 2007 (as amended) or family wealth management companies governed by the law of May 11, 2007 (as amended) are not subject to CIT in Luxembourg. Dividends derived from and capital gains realized on our shares by holders who are securitization companies subject to the law of March 22, 2004 (as amended) on securitization are subject to income tax at ordinary rates but all the obligations assumed by securitization companies vis-à-vis investors and creditors (e.g., dividends, interest, etc.) are deductible for tax purposes. Income received by securitization vehicles in relation with our shares may therefore be neutralized and thus be non-taxable in Luxembourg.

              Dividends derived from and capital gains realized on our shares by holders who are companies subject to the law of June 15, 2004 (as amended) on venture capital vehicles (SICAR Law) are exempt from corporate income tax to the extent such dividends and capital gains are deemed to be qualifying income within the meaning of the SICAR Law.

              Luxembourg Non-Resident Holders of Shares.    Non-resident holders of shares who have never been Luxembourg resident in the past and have neither a permanent establishment nor a permanent representative in Luxembourg to which the shares are attributable are generally not subject to any Luxembourg income tax, whether they receive payments of dividends (with a reservation to the Luxembourg withholding tax, as per above) or realize capital gains upon sale of shares, except for capital gains realized on a substantial participation (as described above) before the acquisition or within the first 6 months of the acquisition thereof that are subject to CIT in Luxembourg at the rate of 22.47% respectively to personal income tax at the progressive rate with a marginal rate of 42.8% or 43.6% for tax year 2013 (unless a double tax treaty applies).

              Permanent Establishment of Luxembourg Non-Resident Holders of Shares.    Dividends received by a Luxembourg permanent establishment or a permanent representative of a non-resident holders of shares to which the shares are attributable, as well as capital gains realized on such shares, are subject to Luxembourg income tax, unless the conditions of the participation exemption regime are satisfied (as described above). However, dividends received by a Luxembourg permanent establishment or permanent representative should benefit from the 50% exemption of the gross amount as described above according to article 115.15 a) of the Luxembourg Income Tax Law. A tax credit is further granted for the Luxembourg withholding tax, if any.

    Other Taxes

              Net Wealth Tax.    Luxembourg net wealth tax will not be levied on a holder of shares unless (i) such holder is a corporate entity resident in Luxembourg other than an undertaking for collective investment governed by the law of December 20, 2002 (as amended by the law of December 17, 2010), a securitization company governed by the law of March 22, 2004 (as amended), a company subject to the law of June 15, 2004 (as amended) on venture capital vehicles, a specialized investment fund governed by the law of February 13, 2007 (as amended) or a family wealth management company governed by the law of May 11, 2007 (as amended), or (ii) the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg of a foreign corporate entity, where in case of a permanent establishment, the conditions of the participation exemption are not fulfilled.

              Except with regard to shares benefiting from the participation exemption, shares held by a Luxembourg fully-taxable resident company are subject to Luxembourg NWT levied at a rate of 0.5%.

              Registration Taxes and Stamp Duties.    There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by holders of shares as a consequence of the issuance of our shares (except for a fixed registration duty of EUR 75), nor will any of these taxes be payable as a consequence of a subsequent transfer or redemption of our shares unless they are recorded in a Luxembourg notarial deed or otherwise voluntarily registered in Luxembourg.

              Inheritance Tax and Gift Tax.    Under Luxembourg tax law, where an individual holder of shares is a resident of Luxembourg for inheritance tax purposes at the time of his/her death, the shares are included in his or her taxable basis for inheritance tax purposes.

              Gift tax may be due on a gift or donation of shares, if recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

              Chamber of Commerce fees.    The Chamber of Commerce contribution is imposed annually on any person who carries out commercial, industrial or financial activities in Luxembourg. The contribution applies to any commercial company that has its registered office in Luxembourg, as well as any branch of a foreign company established in Luxembourg, which carries out a commercial, industrial or financial activity.

              The annual contribution is computed at a rate of 0.2% on the taxable basis determined for CIT before losses carried forward for the penultimate year ("n-2"). For taxpayers whose taxable basis exceeds €49.5 million, the Chamber adopted a digressive rate system from 0.15% to 0.025%. In the event the taxable basis is negative, minimum annual contributions have been anticipated: €14 for individuals, €70 for partnerships and S.à r.l. companies and €140 for joint-stock companies, except S.à r.l. companies.

              Finally, a lump sum fee system has been introduced for companies carrying out holding activities that are listed as such under the NACE Code (the European Union's code for statistical classifications of economic activities). Under this special regime for holding companies, the annual flat contribution amounts to €350. The NACE Code is granted by the STATEC based on the information provided by a Luxembourg company upon its incorporation.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC

Total

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, relating to losses or claims resulting from material misstatements in or omissions from the registration statement of which this prospectus forms a part. We have also agreed that in the event our indemnities are unavailable or insufficient to hold harmless the underwriters, we will contribute to the aggregate liabilities to which the underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by us and by the underwriters from this offering; provided, that if such allocation is unavailable, we will contribute in such proportion as is appropriate to reflect not only the relative benefits but also the relative fault of us and of the underwriters in connection with the misstatements or omissions that resulted in the underwriters' liabilities, as well as any other equitable considerations.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by us.

Option to Purchase Additional Shares

              We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                         additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We and certain of our shareholders and each of our executive officers have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

    •
    offer, pledge, sell or contract to sell any common stock,

    •
    sell any option or contract to purchase any common stock,

    •
    purchase any option or contract to sell any common stock,

    •
    grant any option, right or warrant for the sale of any common stock,

    •
    lend or otherwise dispose of or transfer any common stock,

    •
    request or demand that we file a registration statement related to the common stock, or

    •
    enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the representatives waive, in writing, such extension.

New York Stock Exchange Listing

              We have filed an application to list our common stock on the New York Stock Exchange under the symbol "IACG."

              Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

    •
    the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

    •
    our financial information,

    •
    the history of, and the prospects for, our company and the industry in which we compete,

    •
    an assessment of our management, its past and present operations, and the prospects for, and timing of, our future sales,

    •
    the present state of our development, and

    •
    the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. "Naked" short sales are sales in excess of their option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives may facilitate internet distribution for this offering to certain of its internet subscription customers. The representatives may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on internet websites maintained by the representatives. Other than this prospectus in electronic format, any information on each of the representatives' websites is not part of this prospectus.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

              Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC are lenders under our Amended and Restated Credit Facility and our European Securitization Program. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC acted as initial purchasers in connection with the offering of the Senior Secured Notes.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the EEA

              In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of the shares which are the subject of the offering contemplated by this prospectus to the public in the Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

    (a)
    to "qualified investors" as defined in the Prospectus Directive; or

    (b)
    to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

    (c)
    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

    provided that no such offer of shares (referred to in (a) through (c) above) shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

              Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

              The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

              This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

              For the purpose of the above provisions, the expression "an offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State)

and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

              Each underwriter has represented and agreed that it and each of its affiliates:

    (a)
    has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity, within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of the shares, in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

    (b)
    has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

              The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

              Neither this prospectus nor any other offering or marketing material relating to the offering, the issuer, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in the Grand Duchy of Luxembourg

              This prospectus has not been approved by, and will not be submitted for approval to, the Luxembourg Financial Services Authority (Commission de Surveillance du Secteur Financier, CSSF) or a competent authority of another EU Member State for notification to the CSSF, where applicable, for purposes of public offering or sale in the Grand Duchy of Luxembourg, or Luxembourg. Accordingly,

the Shares may not be offered or sold to the public in Luxembourg, directly or indirectly, and neither this prospectus nor any other offering circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, from or published in, Luxembourg, except in circumstances which do not constitute an offer of securities to the public requiring the publication of a prospectus in accordance with the Luxembourg Act of 10 July 2005 on prospectuses for securities, as amended, and implementing the Prospectus Directive.

Notice to Prospective Investors in Australia

              No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

              Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

              The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

              This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

              The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

    (a)
    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

    (b)
    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

    (a)
    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

    (b)
    where no consideration is or will be given for the transfer;

    (c)
    where the transfer is by operation of law;

    (d)
    as specified in Section 276(7) of the SFA; or

    (e)
    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

              The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

 LEGAL MATTERS

              The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by NautaDutilh Avocats Luxembourg. We are also being represented as to U.S. matters by Jones Day, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York and OPF Partners, Luxembourg with respect to Luxembourg law.

EXPERTS

              The consolidated financial statements and schedule of International Automotive Components Group as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed a registration statement on Form S-1, of which this prospectus is a part, with the Securities and Exchange Commission, or SEC, relating to this offering. This prospectus does not contain all of the information in the registration statement, including the exhibits filed with the registration statement. You should read the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement for a more complete description of the matter involved.

              Upon declaration of effectiveness of the registration statement of which this prospectus is a part, we will become subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we will be required to file reports and other information with the SEC, including annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, proxy statements and other information. You may inspect and copy reports and other information filed with the SEC at the public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: International Automotive Components Group, S.A., 73, Côte d'Eich, L-1450 Luxembourg, Grand Duchy of Luxembourg, telephone +352-267-5040.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

INDEX TO THE FINANCIAL STATEMENTS

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

Three and Six Months Ended June 29, 2013 and June 30, 2012

(In millions, except per share data)

	Three Months Ended		Six Months Ended
	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012
	(unaudited)
Sales	$1,321	$1,189	$2,564	$2,418
Cost of goods sold	1,208	1,090	2,368	2,199

Gross profit	113	99	196	219
Selling, general and administrative expenses	79	72	155	146
Restructuring charges	1	2	7	2

Operating income	33	25	34	71
Other expense (income)
Interest expense	13	11	24	24
Foreign currency loss	10	19	9	12
Other income, net	(1)	—	(3)	(1)

Income (loss) before income tax provision (benefit) and equity in net income of affiliates	11	(5)	4	36
Income tax provision (benefit)	13	(70)	21	(56)
Equity in net income of affiliates, net of tax	(1)	(1)	(1)	(1)

Net (loss) income	(1)	66	(16)	93
Less: net loss attributable to noncontrolling interest	—	—	(1)	—

Net (loss) income attributable to IAC shareholders	$(1)	$66	$(15)	$93

Net (loss) income per share attributable to IAC shareholders, basic and diluted	$(0.00)	$0.10	$(0.02)	$0.15

The accompanying notes are an integral part of these unaudited consolidated financial statements.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Three and Six Months Ended June 29, 2013 and June 30, 2012

(In millions)

	Three Months Ended		Six Months Ended
	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012
	(unaudited)
Net (loss) income	$(1)	$66	$(16)	$93
Other comprehensive income (loss)
Foreign currency translation	2	(17)	(3)	(9)
Pension liability adjustment, net of tax	—	—	2	—

Other comprehensive income (loss)	2	(17)	(1)	(9)

Comprehensive income (loss)	1	49	(17)	84
Less: comprehensive loss attributable to noncontrolling interest	(1)	—	(1)	—

Comprehensive income (loss) attributable to IAC shareholders	$2	$49	$(16)	$84

The accompanying notes are an integral part of these unaudited consolidated financial statements.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

CONSOLIDATED BALANCE SHEETS

As of June 29, 2013 and December 31, 2012

(In millions)

	June 29, 2013	December 31, 2012
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$118	$91
Accounts receivable, net of allowance of $8 and $9	791	687
Inventories	183	173
Recoverable customer tooling and engineering	75	50
Deferred tax asset	72	72
Prepaid expenses and other current assets	63	90

Total current assets	1,302	1,163
Property, plant and equipment, net	700	707
Intangible assets, net	29	32
Deferred tax asset	49	48
Other noncurrent assets	52	45

Total assets	$2,132	$1,995

LIABILITIES AND EQUITY
Current Liabilities
Short-term borrowings	$44	$23
Current portion of long-term debt	16	14
Accounts payable	695	587
Other current liabilities	344	330

Total current liabilities	1,099	954
Long-term debt, net of current portion	591	575
Other noncurrent liabilities	113	122

Total liabilities	1,803	1,651

Commitments and contingencies (Note 14)
Equity
Common stock, no par value, 1.5 billion shares authorized, 634.8 million shares issued and outstanding as of June 29, 2013 and December 31, 2012	574	574
Accumulated deficit	(301)	(286)
Accumulated other comprehensive income	40	41

Total IAC equity	313	329
Noncontrolling interest	16	15

Total equity	329	344

Total liabilities and equity	$2,132	$1,995

The accompanying notes are an integral part of these unaudited consolidated financial statements.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

CONSOLIDATED STATEMENTS OF EQUITY

Three and Six Months Ended June 29, 2013 and June 30, 2012

(In millions)

	Three Months Ended		Six Months Ended
	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012
	(unaudited)
Common Stock
Beginning and ending balance	$574	$574	$574	$574

Accumulated Deficit
Beginning balance	(300)	(221)	(286)	(248)
Net (loss) income attributable to IAC shareholders	(1)	66	(15)	93

Ending balance	(301)	(155)	(301)	(155)

Accumulated Other Comprehensive Income
Beginning balance	37	49	41	41
Foreign currency translation	3	(17)	(3)	(9)
Pension liability adjustment	—	—	2	—

Other comprehensive income (loss)	3	(17)	(1)	(9)

Ending balance	40	32	40	32

Total IAC equity	313	451	313	451

Noncontrolling Interest
Beginning balance	16	5	15	5
Net loss attributable to noncontrolling interest	—	—	(1)	—
Foreign currency translation	(1)	—	—	—
Share-based compensation	1	—	2	—

Ending balance	16	5	16	5

Total equity	$329	$456	$329	$456

The accompanying notes are an integral part of these unaudited consolidated financial statements.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended June 29, 2013 and June 30, 2012

(In millions)

	June 29, 2013	June 30, 2012
	(unaudited)
Operating Activities:
Net (loss) income	$(16)	$93
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization expense	61	64
Net change in unfavorable customer contracts liability	(3)	(8)
Deferred taxes	(2)	(74)
Unrealized foreign currency exchange loss	5	5
Other, net	1	(1)
Changes in assets and liabilities:
Accounts receivable	(107)	(125)
Inventories	(8)	1
Recoverable customer tooling and engineering	(30)	(24)
Advances and deferred revenue	25	(2)
Other assets and liabilities	15	43
Accounts payable	123	72

Net cash provided by operating activities	64	44

Investing Activities:
Capital expenditures	(78)	(69)
Change in restricted cash	1	12
Other, net	—	(1)

Net cash used in investing activities	(77)	(58)

Financing Activities:
Proceeds from long-term debt, net of debt issuance costs	842	367
Repayments of long-term debt	(820)	(392)
Capital lease payments	(2)	(4)
Net borrowings on overdraft facilities	12	9
Proceeds from issuance of other short-term borrowings	35	25
Repayment of other short-term borrowings	(25)	(20)

Net cash provided by (used in) financing activities	42	(15)
Effect of exchange rate changes on cash and cash equivalents	(2)	—

Net change in cash and cash equivalents	27	(29)
Cash and cash equivalents at beginning of period	91	104

Cash and cash equivalents at end of period	$118	$75

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Note 1. Organization and Basis of Presentation

              These are the consolidated financial statements of International Automotive Components Group North America, LLC ("IAC North America LLC"), which includes International Automotive Components Group, S.A. (formerly known as International Automotive Components Group S.à r.l.), a Luxembourg entity, together with its subsidiaries ("IAC" or the "Company"). IAC offers original equipment manufacturers ("OEMs") around the world a broad portfolio of interior components and systems through core product categories, including instrument panels, consoles & cockpits; door & trim systems; flooring & acoustic systems; and headliner & overhead systems, as well as other interior & exterior components. The Company's operations are organized and managed based on three geographic regions that are the Company's reportable segments: North America, Europe and Asia (Note 17, "Segment Reporting").

              As of December 31, 2012, affiliates of WL Ross & Co. LLC, a private equity investment firm (collectively, "WLR") owned approximately 45% of IAC North America LLC, affiliates of Franklin Mutual Advisers, LLC (collectively, "FMA") owned 20%, Lear Corporation ("Lear") owned 23% and certain investors owned 12% of the total outstanding shares of common stock of IAC North America LLC. In March 2013, Lear's ownership interests were acquired by WLR and FMA. As of June 29, 2013, WLR owns approximately 61% of IAC North America LLC, FMA owns 27% and certain investors own 12% of the total outstanding shares of common stock of IAC North America LLC.

Basis of Presentation

              In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") have been condensed or omitted pursuant to the rules and regulations of the United States Securities and Exchange Commission. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto. Results for the interim periods are not necessarily indicative of results for the full year.

              The Company follows a fiscal calendar that ends on December 31. However, each quarter generally has three periods consisting of two four-week periods and one five-week period. Each quarterly period ends on a Saturday, with the exception of the fourth quarter of the year, which always ends on December 31.

Summary of Significant Accounting Policies

    Use of Estimates

              The preparation of the unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include useful lives of long-lived assets, assumptions about the amount and timing of future cash flows and related discount rates used in determining and testing long-lived assets, the recognition and measurement of income tax benefits and related deferred tax assets valuation allowances and estimates of fair value associated with accounting for business combinations. Actual results may differ from estimates provided.

Note 1. Organization and Basis of Presentation (Continued)

    Principles of Consolidation

              The unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP and include accounts of the Company and all of its subsidiaries for which it exercises control. Investments of greater than 20% for which the Company has the ability to exercise significant influence but not control are accounted for under the equity method. Intercompany accounts and transactions have been eliminated in the consolidated financial statements. Third-party holdings of equity interests in a consolidated subsidiary of the Company that is less than wholly owned are referred to as noncontrolling interests. Additionally, issuances of stock option rights and restricted stock awards by subsidiaries are referred to as noncontrolling interests.

              The Company consolidates International Automotive Components Group Europe Limited, a wholly owned private limited company incorporated under the laws of Ireland, which is a variable interest entity. The entity was established to act as a conduit between the Company and third-party lenders for the purpose of purchasing receivables generated by the Company's selling entities and borrowing funds from the third party lenders based on those receivables. The Company has both the power to direct the activities that most significantly impact the economic performance of the entity and the obligation to absorb losses or the right to receive benefits of the entity that could be significant to the entity. As of June 29, 2013 and December 31, 2012, International Automotive Components Group Europe Limited had total assets of $302 million and $242 million, respectively, and total liabilities of $92 million and $117 million, respectively. These amounts were recorded at their carrying values, which approximated their fair value, as of June 29, 2013 and December 31, 2012.

    Reclassifications

              Certain prior period amounts have been reclassified to conform to current year presentation, including the reclassification of $3 million and $7 million of certain expenses from "Cost of goods sold" to "Selling, general and administrative expenses" for the three and six months ended June 30, 2012, respectively. For the three months ended June 30, 2012, "Cost of goods sold" has been adjusted from $1,093 million as originally reported to $1,090 million as reclassified and "Selling, general and administrative expenses" has been adjusted from $69 million as originally reported to $72 million as reclassified. For the six months ended June 30, 2012, "Cost of goods sold" has been adjusted from $2,206 million as originally reported to $2,199 million as reclassified and "Selling, general and administrative expenses" has been adjusted from $139 million as originally reported to $146 million as reclassified. The reclassifications had no impact on previously reported operating income or net income.

Note 2. Restructuring Charges

              In order to achieve integration, rationalize capacity and optimize the cost structure, the Company has executed restructuring plans and may execute additional plans in the future to continue to align its manufacturing capacity to prevailing global vehicle production volumes and to improve the utilization at its remaining manufacturing facilities. Such actions include plant closures, consolidation and relocation of production and realignment of selling, general and administrative functions. Estimates of restructuring charges are based on information available at the time such charges are recorded. Due to the inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for restructuring activities may differ from amounts initially recorded. Accordingly, the Company may record revisions of previous estimates by adjusting previously established reserves.

              Restructuring reserve balances of $18 million and $13 million as of June 29, 2013 and December 31, 2012, respectively, are classified as "Other current liabilities" and "Other noncurrent"

Note 2. Restructuring Charges (Continued)

liabilities on the consolidated balance sheets. The Company anticipates the restructuring reserve balance related to employee severance and termination benefits will be paid over a two-year period. Restructuring charges are presented net of reimbursements in the consolidated statements of operations. The changes in the restructuring reserves by segment are shown below (in millions):

	Employee Severance and Termination Benefits		Equipment Relocation		Contract Cancellation & Other		Total
	N.A.	Europe	N.A.	Europe	N.A.	Europe	N.A.	Europe	Total
Balance at December 31, 2012	$1	$12	$—	$—	$—	$—	$1	$12	$13
Charges	—	4	2	—	—	—	2	4	6
Utilization	—	(1)	(2)	—	—	—	(2)	(1)	(3)

Balance at March 30, 2013	1	15	—	—	—	—	1	15	16
Charges	—	2	1	—	—	1	1	3	4
Utilization	—	(1)	(1)	—	—	—	(1)	(1)	(2)

Balance at June 29, 2013	$1	$16	$—	$—	$—	$1	$1	$17	$18

    2013 Actions

              For the three months ended June 29, 2013, the Company recorded $3 million in restructuring charges in Europe related to the closure of a manufacturing facility, of which $2 million related to employee severance and termination benefit costs and $1 million related to lease cancellation fees. The Company also recorded $1 million of equipment relocation costs in North America.

              For the three months ended March 30, 2013, the Company recorded $4 million of employee severance and termination benefit costs in Europe as such charges were probable and estimable. In addition, $2 million of equipment relocation costs were incurred in North America.

    2012 Actions

              For the three and six months ended June 30, 2012, the Company recorded restructuring charges of $2 million for employee severance and termination benefits in Europe related to the closure of a manufacturing facility.

Note 3. Share-Based Compensation

              In May 2013, the Board of Directors of International Automotive Components Group, S.A. amended and restated the International Automotive Components Group,  S.A. Equity Award Plan (the "Amended and Restated Interim Equity Plan"). The Amended and Restated Interim Equity Plan was initially adopted and effective in June 2011. The number of shares authorized for issuance under the Amended and Restated Interim Equity Plan is 507,102. The number of shares available for future grants under the Amended and Restated Interim Equity Plan totaled 153,517 as of June 29, 2013.

              In April 2013, the Company granted 65,475 restricted stock units and 81,017 stock options to certain key employees.

              Restricted stock units and stock options vest ratably over a four-year period. Stock options have a maximum term of ten years from their grant date. The grant date fair value of the restricted stock units and stock options was $34.00 and $20.08, respectively. The Company estimated the grant

Note 3. Share-Based Compensation (Continued)

date fair value of the share based awards as described in "Valuation Methodology" below. The intrinsic value of the options was zero as the options had an exercise price equal to the fair market value of the Company's shares on the grant date. During the six months ended June 29, 2013, 20,473 restricted stock units and 28,426 stock options vested under the Amended and Restated Interim Equity Plan and 47,420 restricted shares vested under the International Automotive Components Group North America Inc. 2007 Equity and Performance Incentive Plan.

    Valuation Methodology

              For all awards granted, the compensation expense is based on the fair market value of the shares as determined on a contemporaneous basis by the Board of Directors of International Automotive Components Group, S.A. on the date of grant . In determining the fair market value of our shares, the Board of Directors considered input from management as well as a contemporaneous valuation prepared by third-party valuation specialists.

              The valuation employed a combination of a discounted cash flow analysis and the Guideline Public Company method. For the discounted cash flow analysis, sales growth rates were based on industry-specific forecasts of vehicle production volumes published by widely-used external sources and market share data by customer based on known and targeted awards over a five-year period. The projected profit margin assumptions were based on the current cost structure, anticipated price adjustments and expected cost reductions/ increases. The terminal value growth assumptions were based on long-term inflationary outlooks. The discount rate used was an estimated weighted average cost of capital, which consists of the cost of equity, cost of debt and assumed capital structure using market participant assumptions. The discount rate was developed considering the timing and risk of the estimated future cash flows. The grant date fair value of restricted shares and options granted in the six months ended June 29, 2013 decreased compared to the same period of the prior year due to an increase in the Company's indebtedness as well as changes in assumptions regarding expected profitability levels. The Company's indebtedness increased by approximately $100 million in 2013 compared to 2012. The Company's assumed normalized profit margin in perpetuity declined by approximately 1% in 2013 compared to 2012.

              For the Guideline Public Company method, the Board of Directors selected companies that are reasonably comparable to IAC. For each comparable company, multiples of business enterprise values were calculated based on revenue and EBITDA. The results of this method were weighted with the results from the discounted cash flow analysis to determine fair value. A discount for lack of marketability of 7.5% was applied to the fair value determined at the date of grant based on estimates of time horizons until a liquidity event and expected volatility of the stock.

              The fair value of stock options granted was determined on a contemporaneous basis using the Black-Scholes model. The risk-free interest rate was based on the yield of a U.S. Treasury Strip with maturities similar to those of the expected term of the award being valued. The expected term was estimated using the average of the vesting term and the contractual term at the measurement date. The expected volatility was estimated by reviewing the volatility of the industry peer group of automotive suppliers. The expected annual dividend yield was derived from expectations on future dividend payments.

Note 3. Share-Based Compensation (Continued)

              The following table summarizes the assumptions used to estimate the grant date fair value of the option awards:

Risk-free interest rate	1.05%
Expected term (years)	6.19
Expected volatility	64.41%
Expected dividend yield	0.0%

Note 4. Inventories

              The major classes of inventories are shown below (in millions):

	June 29, 2013	December 31, 2012
Raw materials	$136	$117
Work-in-process	25	26
Finished goods	22	30

Total inventories	$183	$173

Note 5. Property, Plant and Equipment

              The major classes of property, plant and equipment are shown below (in millions):

	June 29, 2013	December 31, 2012
Land	$49	$57
Buildings and improvements	185	190
Machinery and equipment	884	843
Construction in progress	85	86

Total property, plant and equipment	1,203	1,176
Less—accumulated depreciation	(503)	(469)

Property, plant and equipment, net	$700	$707

              Depreciation expense was $28 million and $56 million for each of the three and six months ended June 29, 2013 and June 30, 2012, respectively, which is primarily recorded in "Cost of goods sold".

Note 6. Intangible Assets

              A summary of definite-lived intangible assets is shown below (in millions):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Estimated Useful Life
Technology	$12	$(9)	$3	4 - 14 years
Customer contracts	43	(36)	7	4 - 11 years
Customer relationships	38	(26)	12	4 - 18 years
Other	28	(21)	7	3 years

Balance at June 29, 2013	$121	$(92)	$29

Note 6. Intangible Assets (Continued)

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Estimated Useful Life
Technology	$12	$(9)	$3	4 - 14 years
Customer contracts	43	(34)	9	4 - 11 years
Customer relationships	38	(25)	13	4 - 18 years
Other	27	(20)	7	3 years

Balance at December 31, 2012	$120	$(88)	$32

              The Company does not have any indefinite-lived intangible assets.

              Amortization expense was $2 million and $5 million for the three and six months ended June 29, 2013, respectively, and $3 million and $8 million for the three and six months ended June 30, 2012, respectively, and is primarily recorded in "Cost of goods sold".

Note 7. Other Liabilities

              Other current liabilities consisted of the following (in millions):

	June 29, 2013	December 31, 2012
Accrued compensation and employee benefits	$90	$78
Non-income taxes payable	48	63
Advances and deferred revenue	43	36
Freight	17	14
Unfavorable customer contracts	5	7
Other	141	132

Total other current liabilities	$344	$330

              For the three and six months ended June 29, 2013, the Company reduced "Cost of goods sold" by $1 million and $3 million, respectively, as a result of relieving the current and non-current liabilities associated with unfavorable customer contracts. For the three and six months ended June 30, 2012, the Company reduced cost of goods sold by $3 million and $8 million, respectively.

              Other noncurrent liabilities consisted of the following (in millions):

	June 29, 2013	December 31, 2012
Employee liabilities	$29	$30
Deferred tax liability	11	12
Unfavorable customer contracts	6	7
Other	67	73

Total other noncurrent liabilities	$113	$122

Note 8. Short-Term Borrowings

              A summary of short-term borrowings is as follows (in millions):

	June 29, 2013		December 31, 2012
	Amount	Weighted- Average Interest Rate	Amount	Weighted- Average Interest Rate
Overdraft facilities	$22	3.146%	$16	3.183%
Revolving credit facilities	22	3.237%	7	0.980%

Total short-term borrowings	$44		$23

Note 9. Long-Term Debt

              A summary of long-term debt is as follows (in millions):

	June 29, 2013		December 31, 2012
	Amount	Weighted- Average Interest Rate	Amount	Weighted- Average Interest Rate
Senior Secured Notes	$300	9.125%	$300	9.125%
Amended and Restated Credit Facility	141	2.997%	102	3.167%
European Securitization Program	91	3.330%	117	3.330%
Hermosillo Note Payable	33	7.450%	36	7.450%
Other borrowings	42	6.103%	34	6.520%

Total debt	607		589
Less—current portion	(16)		(14)

Long-term debt	$591		$575

Senior Secured Notes

              In June 2011, the Company completed an offering of $300 million aggregate principal amount of senior secured notes (the "Senior Secured Notes"). The Senior Secured Notes bear interest at 9.125% per annum, payable semi-annually, and will mature in June 2018.

              The indenture governing the Senior Secured Notes contains covenants that limit the Company's ability to, among other things, incur additional indebtedness, issue preferred stock, pay dividends, repurchase, repay or redeem its capital stock, make certain investments, sell assets and incur liens. The Company is in compliance with such covenants as of June 29, 2013.

Amended and Restated Credit Facility

              In August 2012, the Company amended and restated its Senior Secured Revolving Credit Agreement (the "Amended and Restated Credit Facility"). The Amended and Restated Credit Facility provides for up to $275 million in revolving loans, with a sub-limit of up to $25 million in letters of credit. Borrowings outstanding under the Amended and Restated Credit Facility bear interest, at the Company's option, at a base rate (prime) or Eurodollar rate, plus an applicable margin. The Amended and Restated Credit Facility will mature in August 2017. As of June 29, 2013, the calculated borrowing capacity under the Amended and Restated Credit Facility was $103 million, with $78 million of availability after consideration of the $25 million liquidity reporting trigger described below. As of December 31, 2012, the calculated borrowing capacity under the Amended and Restated Credit Facility

Note 9. Long-Term Debt (Continued)

was $139 million, with $114 million of availability after consideration of the $25 million liquidity reporting trigger described below.

              The Amended and Restated Credit Facility contains global fixed charge coverage requirements which are subject to a global and regional covenant reporting trigger, among other covenants. A "Global Covenant Reporting Trigger" will occur if (i) the average daily availability under both the Amended and Restated Credit Facility and the accounts receivable securitization program (the "European Securitization Program") plus unrestricted cash and cash equivalents held in controlled accounts for each business day over a four calendar week period is less than the greater of (A) $55 million and (B) 12.5% of the sum of the Revolving Credit Commitments under the Amended and Restated Credit Facility, or (ii) the sum of the borrowing availability under the Amended and Restated Credit Facility and European Securitization Program is less than $37.5 million for a period of more than two business days. A "Regional Covenant Reporting Trigger" will occur if (i) the average daily availability under the Amended and Restated Credit Facility plus unrestricted cash and cash equivalents held in North American controlled accounts for each business day over a four calendar week period is less than $35 million, (ii) the average daily availability under the European Securitization Program plus unrestricted cash and cash equivalents held in European controlled accounts for each business day over a four calendar week period is less than $20 million or (iii) availability under the Amended and Restated Credit Facility or European Securitization Program is less than $25 million or $12.5 million, respectively.

              The Company provides certain third parties with irrevocable standby letters of credit in the normal course of business. As of June 29, 2013 and December 31, 2012, the Company had outstanding letters of credit of $13 million.

              As of June 29, 2013, the Company had not triggered covenant reporting and, as such, no financial covenants were in effect.

European Securitization Program

              In January 2011, the Company entered into the European Securitization Program. The European Securitization Program provides for up to €125 million ($164 million at June 29, 2013) in liquidity, and permits the Company to request an increase in the size of the program by up to an additional €75 million ($98 million at June 29, 2013). The European Securitization Program will mature in August 2017. As of June 29, 2013, approximately $115 million of the Company's receivables were considered eligible for borrowing, $91 million of secured borrowings were outstanding and the calculated borrowing capacity was $24 million with $11.5 million available for funding after consideration of the $12.5 million liquidity reporting trigger described above. As of December 31, 2012, approximately $143 million of the Company's receivables were considered eligible for borrowing, $117 million of secured borrowings were outstanding and the calculated borrowing capacity was $26 million with $13.5 million available for funding after consideration of the $12.5 million liquidity reporting trigger described above.

              As of June 29, 2013, the Company had not triggered covenant reporting and, as such, no financial covenants were in effect.

Hermosillo Note Payable

              In November, 2007, in conjunction with the acquisition of a business in Hermosillo, Mexico, IACNA Hermosillo, S. de R.L. de C.V. ("Hermosillo"), a wholly owned subsidiary of the Company, entered into a note in the amount of $66 million (the "Hermosillo Note Payable"). The Hermosillo

Note 9. Long-Term Debt (Continued)

Note Payable requires quarterly payments of principal and interest of $2 million with a final payment of $6 million in November 2017. The Hermosillo Note Payable bears interest at a fixed rate of 7.45% and is secured by substantially all of the personal property and accounts receivable and all the outstanding stock of Hermosillo. The lender is entitled to a fee upon certain specified liquidity events, including an initial public offering. The fee is based on a formula which is calculated based upon the Company's return on investment in the Hermosillo facility.

              As of June 29, 2013 and December 31, 2012, the Company had $3 million and $4 million, respectively, of restricted cash classified in "Other noncurrent assets" on the consolidated balance sheets in connection with the requirements of the note.

              Effective February 28, 2013, the Hermosillo Note Payable was amended to, among other things, (i) permanently waive financial covenant testing for the periods ended September 29, 2012 and December 31, 2012, (ii) amend the future minimum fixed charge coverage and maximum leverage ratio covenant requirements, and (iii) delay Hermosillo's ability to issue loans, dividends and other restricted payments (subject to meeting certain financial tests) from the first quarter of 2013 until the first quarter of 2014. As of June 29, 2013, the Company was in compliance with its covenants.

Other Borrowings

              Other borrowings consist of various bank loans entered into in Europe and Asia with maturity dates from 2013 through 2018, along with capital lease arrangements with certain suppliers for the construction of tools that will be used by the supplier in its manufacturing process to produce parts for the Company, and capital lease arrangements for reusable packaging used in the shipment of the Company's products. The capital lease arrangements have various maturity dates through 2017. Costs associated with such tooling and packaging arrangements are reimbursed to the Company under contractual customer agreements.

Note 10. Income Taxes

              The Company's "Income tax provision (benefit)" in interim periods is computed by applying an estimated annual effective tax rate against "Income (loss) before income tax provision (benefit) and equity in net income of affiliates". The Company is also required to record the tax impact of significant unusual or infrequently occurring items, changes in judgment about valuation allowances and effects of changes in tax laws or rates, in the interim period in which they occur. In addition, jurisdictions with a projected loss for the year where no tax benefit can be recognized are excluded from the estimated annual effective tax rate. The impact of such an exclusion could result in a higher or lower effective tax rate during a particular quarter, based upon mix and timing of actual earnings versus annual projections.

              The income tax provision for the three and six months ended June 29, 2013 was $13 million and $21 million, respectively, on pre-tax income of $11 million and $4 million, respectively. The Company's effective tax rates for the three and six months ended June 29, 2013 were 118.2% and 525.0%, respectively. The effective tax rates of 118.2% and 525.0% for the three and six months ended June 29, 2013 varies from the 2013 statutory rate of 22.5% primarily due to the exclusion of jurisdictions with a projected loss for the year where no tax benefit can be recognized from the estimated annual effective tax rate and the mix of earnings in other jurisdictions for which the statutory rate varies.

              The income tax benefit for the three and six months ended June 30, 2012 was $70 million and $56 million on pre-tax loss of $5 million and pre-tax income of $36 million, respectively. The

Note 10. Income Taxes (Continued)

Company's effective tax rates for the three and six months ended June 30, 2012 were 1,400.0% and (155.6)%, respectively. The effective tax rates of 1,400.0% and (155.6)% for the three and six months ended June 30, 2012 vary from the 2012 statutory rate of 22.1% primarily due to the exclusion of jurisdictions with a projected loss for the year where no tax benefit can be recognized from the estimated annual effective tax rate and the mix of earnings in other jurisdictions for which the statutory rate varies. During the three and six months ended June 30, 2012, the Company recorded an income tax benefit of $74 million associated with the U.S. valuation allowance reversal and change in permanent reinvestment assertion for certain Canadian operations. Excluding the effects of this benefit, the Company would have an effective tax rate of (80.0)% and 50.0% for the three and six months ended June 30, 2012, respectively.

Note 11. Pension and Other Postretirement Benefit Plans

              The Company sponsors non-contributory defined benefit pension plans at various locations globally, a contributory defined benefit pension plan in the Netherlands, along with other postretirement benefit plans covering a portion of its employees in the United States and Canada. Net periodic benefit expense associated with the other postretirement benefit plans for each of the three and six months ended June 29, 2013 and June 30, 2012 was less than $1 million.

              The components of net periodic benefit expense associated with the defined benefit pension plans are shown below (in millions):

	Three Months Ended		Six Months Ended
	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012
Service cost	$1	$1	$2	$2
Interest cost	1	—	1	1
Expected return on plan assets	(1)	—	—	(1)

Net periodic benefit expense	$1	$1	$3	$2

Note 12. Net (Loss) Income Per Share

              Basic net (loss) income per share is computed by dividing net (loss) income attributable to IAC shareholders by the weighted average number of common shares outstanding during the period. Diluted net (loss) income per share is computed by dividing net (loss) income attributable to IAC shareholders by diluted weighted average shares outstanding. The Company's basic and diluted net (loss) income per share are calculated as follows (in millions, except per share data):

	Three Months Ended		Six Months Ended
	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012
Net (loss) income attributable to IAC shareholders	$(1)	$66	$(15)	$93
Weighted average shares outstanding, basic and diluted	634.8	634.8	634.8	634.8

Net (loss) income per share attributable to IAC shareholders, basic and diluted	$(0.00)	$0.10	$(0.02)	$0.15

Note 12. Net (Loss) Income Per Share (Continued)

Pro Forma Net (Loss) Income Per Share in International Automotive Components Group, S.A.

              As of June 29, 2013, the capital structure of International Automotive Components Group, S.A. consisted of 20.8 million common shares issued and outstanding. Contemporaneously with the completion of this offering, the North American LLC will distribute the common stock it holds in International Automotive Components Group, S.A. to its existing shareholders and will be eliminated from the Company's corporate structure. Pro forma net (loss) income per share is computed based on the capital structure of International Automotive Components Group, S.A.

              Basic pro forma net (loss) income per share is computed by dividing net (loss) income attributable to IAC shareholders by the weighted average number of common shares of International Automotive Components Group, S.A. outstanding during the period. Diluted pro forma net (loss) income per share includes the weighted average dilutive effect of common stock equivalents outstanding during the period which would arise from restricted stock awards, the exercise of options, excluding those awards that would be anti-dilutive. For the three and six months ended June 29, 2013 and June 30, 2012, 0.3 million stock options were excluded from diluted net loss per share because they are not vested and exercisable until a "reorganization event" occurs which had not occurred at the end of any reporting period. For the three and six months ended June 29, 2013, 0.3 million share based awards, respectively, were excluded from diluted net loss per share because their inclusion would be anti-dilutive. For the three and six months ended June 30, 2012, 0.2 million share based awards, respectively, were excluded from diluted net loss per share because their inclusion would be anti-dilutive. These share based awards included restricted stock awards, stock options and restricted stock units.

              The Company's pro forma basic and diluted net (loss) income per share are calculated as follows (in millions, except per share data):

	Three Months Ended		Six Months Ended
	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012
Net (loss) income attributable to IAC shareholders	$(1)	$66	$(15)	$93
Weighted average shares outstanding, basic	20.8	20.7	20.7	20.7
Effect of dilutive potential common shares	—	0.1	—	0.1

Weighted average shares outstanding, diluted	20.8	20.8	20.7	20.8
Pro forma net (loss) income per share attributable to IAC shareholders, basic	$(0.05)	$3.19	$(0.72)	$4.49

Pro forma net (loss) income per share attributable to IAC shareholders, diluted	$(0.05)	$3.17	$(0.72)	$4.47

Note 13. Accumulated Other Comprehensive Income

              The changes in the balances of each component of accumulated other comprehensive income are as follows (in millions):

	Foreign currency translation	Pension liability adjustment	Total
Balance as of December 31, 2012	$45	$(4)	$41
Other comprehensive income	(3)	2	(1)

Balance as of June 29, 2013	$42	$(2)	$40

              Amounts reclassified from accumulated other comprehensive income were less than $1 million in the consolidated statements of operations for the six months ended June 29, 2013.

Note 14. Commitments and Contingencies

Legal Proceedings and Commercial Disputes

              The Company is involved in certain legal disputes, commercial disputes with its suppliers, competitors and customers and other matters. Commercial disputes vary in nature and have historically been resolved by negotiations between the parties. Although the outcome of any of these matters cannot be predicted with certainty, the Company does not believe that any of these proceedings or matters in which the Company is currently involved will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows. The Company can provide no assurances that it will not experience material claims in the future or that it will not incur significant costs to defend such claims.

Product Liability and Warranty Matters

              In the event that use of the Company's products results in, or is alleged to result in, bodily injury and/or property damage or other losses, the Company may be subject to product liability lawsuits and other claims. In addition, the Company is a party to warranty-sharing and other agreements with certain of its customers related to its products. The Company is party to a warranty agreement with a certain customer in which it has accrued for probable warranty liabilities based upon the best available information. The Company believes that it is reasonably possible that this accrual could change, and it is continuing to work through details with the customer to determine responsibility for additional costs, if any, that may be associated with this issue. The Company cannot estimate a range of these costs at this time. Customers may pursue claims against the Company for contribution of all or a portion of the amounts sought in connection with product liability and warranty claims. The Company does not maintain insurance for warranty matters. The Company can provide no assurances that it will not experience material claims in the future or that it will not incur significant costs to defend such claims.

              In addition, if any of the Company's products are, or are alleged to be, defective, the Company may be required or requested by its customers to participate in a recall or other corrective action involving such products. The Company carries insurance for certain legal matters, including product liability claims, but such coverage may be limited. The Company does not maintain insurance for recall matters. Although the outcome of any of these matters cannot be predicted with certainty, the Company does not believe that any of these matters in which the Company is currently involved will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows.

Note 14. Commitments and Contingencies (Continued)

              The changes in the carrying amount of the Company's total product warranty liability are as follows (in millions):

	Six Months Ended
	June 29, 2013	June 30, 2012
Balance at beginning of the year	$4	$9
Accrual	2	1
Payments	(3)	(4)

Ending balance	$3	$6

Environmental Matters

              The Company is subject to local, state, federal and foreign laws, regulations and ordinances which govern activities or operations that may have adverse environmental effects and which impose liability for clean-up costs resulting from past spills, disposals or other releases of hazardous wastes and environmental compliance. The Company's policy is to comply with all applicable environmental laws and to maintain an environmental management program based on ISO 14001 to ensure compliance. However, the Company currently is, has been and in the future may become the subject of formal or informal enforcement actions or procedures. Although the outcome of any of these matters cannot be predicted with certainty, the Company does not believe that any of these matters in which the Company is currently involved will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows. As of June 29, 2013 and December 31, 2012, the Company had recorded reserves for environmental matters of $4 million and $3 million, respectively.

Other Matters

              In addition to the matters described above, the Company is involved in certain other legal actions and claims arising in the ordinary course of business, including intellectual property matters, personal injury claims, tax claims and employment matters. Although the outcome of any of these matters cannot be predicted with certainty, the Company does not believe that any of these proceedings or matters in which the Company is currently involved will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows. The Company can provide no assurances that it will not experience material claims in the future or that it will not incur significant costs to defend such claims.

Note 15. Fair Value Measurements

              The Company selectively uses derivative financial instruments to reduce market risk associated with changes in foreign currency. The fair value measurements of currency derivatives are based upon Level 2 inputs consisting of observable market data pertaining to relevant currency exchange rates, as reported by a recognized independent third-party financial information provider. The fair value of derivative financial instruments was a liability of less than $1 million and an asset of less than $1 million as of June 29, 2013 and December 31, 2012, respectively.

Note 15. Fair Value Measurements (Continued)

              The estimated fair values for other financial assets and liabilities not measured at fair value were as follows (in millions):

	June 29, 2013		December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value	Measurement Approach
Senior Secured Notes	$300	$300	$300	$278	Level 2
Amended and Restated Credit Facility	141	141	102	102	Level 2
European Securitization Program	91	91	117	117	Level 2
Hermosillo Note Payable	33	35	36	38	Level 2
Other borrowings	42	42	34	34	Level 2

              The carrying values reported on the consolidated balance sheets for cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and other current liabilities approximate their fair values due to the short-term nature of these instruments. The fair value of long-term debt, excluding the Senior Secured Notes, was estimated using a discounted cash flow analysis based on the Company's then-current borrowing rates for similar types of borrowing arrangements for long-term debt without a quoted market price. The fair value of the Senior Secured Notes was calculated using quoted market prices.

Note 16. Related Party Transactions

              A summary of transactions with affiliates and other related parties is shown below (in millions):

	Three Months Ended,		Six Months Ended,
	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012
Sales (a)	$5	$33	$35	$69
Purchases (b)	—	7	6	14
Administration charges (c)	1	1	1	1

(a)
Represents sales of products to Lear and certain unconsolidated joint ventures of the Company in the ordinary course of business. In March 2013, Lear's ownership interests were acquired by WLR and FMA.

(b)
Represents purchases of parts from Lear, one of the Company's unconsolidated joint ventures and Plascar Participações Industriais SA (an entity controlled by WLR) in the ordinary course of business and in accordance with the Company's normal procedures for sourcing suppliers. In March 2013, Lear's ownership interests were acquired by WLR and FMA.

(c)
Represents administration charges paid to the Company for management and information technology support provided to the Company's unconsolidated joint ventures and one of Lear's unconsolidated joint ventures. In March 2013, Lear's ownership interests were acquired by WLR and FMA.

Note 17. Segment Reporting

              The following table presents select financial information by segment (in millions):

	Three Months Ended,		Six Months Ended,
	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012
Sales
North America	$723	$636	$1,382	$1,264
Europe	556	497	1,099	1,036
Asia	42	56	83	118

Total	$1,321	$1,189	$2,564	$2,418

Adjusted EBITDA
North America	$60	$52	$101	$111
Europe	9	5	6	17
Asia	(5)	(1)	(7)	2

Total	$64	$56	$100	$130

	As of
	June 29, 2013	December 31, 2012
Total Assets
North America	$1,052	$971
Europe	827	797
Asia	253	227

Total	$2,132	$1,995

              The following table presents a reconciliation of Adjusted EBITDA to net (loss) income (in millions):

	Three Months Ended		Six Months Ended
	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012
Adjusted EBITDA	$64	$56	$100	$130
Depreciation and amortization	(30)	(31)	(61)	(64)
Reduction of unfavorable customer contracts liability	1	3	3	8
Restructuring	(1)	(2)	(7)	(2)
Interest expense, net	(13)	(11)	(24)	(24)
Foreign currency loss	(10)	(19)	(9)	(12)
Other income, net	1	—	3	1
Income tax (provision) benefit	(13)	70	(21)	56

Net (loss) income	$(1)	$66	$(16)	$93

Note 18. Subsequent Events

              The Company has evaluated subsequent events from the balance sheet date through August 9, 2013, the date at which the unaudited consolidated financial statements were available to be issued, and determined there are no additional items to disclose.

 Report of Independent Registered Public Accounting Firm

The Board of Directors
International Automotive Components Group:

              We have audited the accompanying consolidated balance sheets of International Automotive Components Group (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Automotive Components Group as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Detroit, Michigan
March 7, 2013

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2012, 2011 and 2010

(In millions, except per share data)

	2012	2011	2010
Sales	$4,712	$4,414	$3,748
Cost of goods sold	4,340	4,028	3,391

Gross profit	372	386	357
Selling, general and administrative expenses	280	292	255
Long-lived asset impairments	33	5	50
Goodwill impairments	90	—	—
Restructuring charges	14	10	24

Operating (loss) income	(45)	79	28
Other expense (income)
Interest income	—	(1)	(1)
Interest expense	50	40	16
Interest expense, related party	—	4	5
Foreign currency loss	6	26	1
Gain on acquisition	—	—	(9)
Other expense, net	—	—	1

(Loss) income before income tax (benefit) provision and equity in net income of affiliates	(101)	10	15
Income tax (benefit) provision	(62)	22	(9)
Equity in net income of affiliates, net of tax	(1)	(6)	(2)

Net (loss) income	(38)	(6)	26
Less: net income attributable to noncontrolling interest	—	1	1

Net (loss) income attributable to IAC shareholders	$(38)	$(7)	$25

Net (loss) income per share attributable to IAC shareholders, basic and diluted	$(0.06)	$(0.01)	$0.04

Pro forma net (loss) income per share attributable to IAC shareholders, basic	$(1.84)	$(0.31)	$1.05

Pro forma net (loss) income per share attributable to IAC shareholders, diluted	$(1.84)	$(0.31)	$1.04

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

Years Ended December 31, 2012, 2011 and 2010

(In millions)

	2012	2011	2010
Net (loss) income	$(38)	$(6)	$26
Other comprehensive income (loss)
Foreign currency translation	4	1	(19)
Pension liability adjustment, net of tax	(4)	1	2

Other comprehensive income (loss)	—	2	(17)

Comprehensive (loss) income	(38)	(4)	9
Less: comprehensive income attributable to noncontrolling interest	—	1	1

Comprehensive (loss) income attributable to IAC shareholders	$(38)	$(5)	$8

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

CONSOLIDATED BALANCE SHEETS

As of December 31, 2012 and 2011

(In millions)

	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$91	$104
Accounts receivable, net	687	616
Inventories	173	163
Recoverable customer tooling and engineering	50	53
Deferred tax asset	72	15
Prepaid expenses and other current assets	90	72

Total current assets	1,163	1,023
Property, plant and equipment, net	707	683
Goodwill	—	87
Intangible assets, net	32	51
Deferred tax asset	48	27
Other noncurrent assets	45	76

Total assets	$1,995	$1,947

LIABILITIES AND EQUITY
Current Liabilities
Short-term borrowings	$23	$22
Current portion of long-term debt	14	14
Accounts payable	587	601
Other current liabilities	330	284

Total current liabilities	954	921
Long-term debt, net of current portion	575	541
Other noncurrent liabilities	122	113

Total liabilities	1,651	1,575

Commitments and contingencies (Note 18)
Equity
Common stock, no par value, 1.5 billion shares authorized, 634.8 million shares issued and outstanding as of December 31, 2012 and 2011	574	574
Accumulated deficit	(286)	(248)
Accumulated other comprehensive income	41	41

Total IAC equity	329	367
Noncontrolling interest	15	5

Total equity	344	372

Total liabilities and equity	$1,995	$1,947

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years Ended December 31, 2012, 2011 and 2010

(In millions)

	Equity Attributable to IAC shareholders
	Common Stock			Accumulated Other Comprehensive Income		Equity Attributable to Noncontrolling Interest
			Accumulated Deficit		Total IAC Equity		Total Equity
	Shares	Amount
Balance at December 31, 2009	634.8	$727	$(266)	$56	$517	$6	$523
Share-based compensation	—	—	—	—	—	1	1
Net income	—	—	25	—	25	1	26
Other comprehensive loss	—	—	—	(17)	(17)	—	(17)

Balance at December 31, 2010	634.8	727	(241)	39	525	8	533
Reclassification of share-based compensation to Other noncurrent liabilities	—	—	—	—	—	(4)	(4)
Shareholder distribution	—	(153)	—	—	(153)	—	(153)
Net loss	—	—	(7)	—	(7)	1	(6)
Other comprehensive income	—	—	—	2	2	—	2

Balance at December 31, 2011	634.8	574	(248)	41	367	5	372
Reclassification of share-based compensation from Other noncurrent liabilities	—	—	—	—	—	10	10
Net loss	—	—	(38)	—	(38)	—	(38)
Other comprehensive income	—	—	—	—	—	—	—

Balance at December 31, 2012	634.8	$574	$(286)	$41	$329	$15	$344

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2012, 2011 and 2010

(In millions)

	2012	2011	2010
Operating Activities:
Net (loss) income	$(38)	$(6)	$26
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization expense	131	124	125
Net change in unfavorable customer contracts liability	(13)	(16)	(40)
Deferred taxes	(86)	(7)	(34)
Gain on acquisition	—	—	(9)
Long-lived asset impairments	33	5	50
Goodwill impairments	90	—	—
Unrealized foreign currency exchange (gain) loss	(1)	16	(3)
Other, net	13	9	3
Changes in assets and liabilities, net of effects of businesses acquired:
Accounts receivable	(68)	(76)	(60)
Inventories	(7)	(1)	(22)
Recoverable customer tooling and engineering	4	1	(16)
Advances and deferred revenue	21	(11)	2
Other assets and liabilities	39	(36)	9
Accounts payable	(24)	67	32

Net cash provided by operating activities	94	69	63

Investing Activities:
Capital expenditures	(161)	(172)	(90)
Acquisition of businesses, net of cash acquired	—	(3)	(8)
Change in restricted cash	28	(21)	18
Other, net	1	2	4

Net cash used in investing activities	(132)	(194)	(76)

Financing Activities:
Proceeds from long-term debt, net of debt issuance costs	1,168	1,280	458
Repayments of long-term debt	(1,137)	(950)	(471)
Capital lease payments	(7)	(12)	(9)
Net (repayments) borrowings on overdraft facilities	—	(9)	3
Proceeds from issuance of other short-term borrowings	66	27	7
Repayment of other short-term borrowings	(64)	(30)	(20)
Distribution to shareholders and certain members of management	—	(155)	—
Other, net	(1)	—	(2)

Net cash provided by (used in) financing activities	25	151	(34)
Effect of exchange rate changes on cash and cash equivalents	—	(1)	5

Net change in cash and cash equivalents	(13)	25	(42)
Cash and cash equivalents at beginning of year	104	79	121

Cash and cash equivalents at end of year	$91	$104	$79

Supplementary Cash Flow Information:
Cash paid for:
Income taxes	$18	$18	$19
Interest	42	35	23
Noncash investing and financing activities:
Purchase of property and equipment through capital lease obligations	10	3	15

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

              These are the consolidated financial statements of International Automotive Components Group North America, LLC ("IAC North America LLC"), which includes International Automotive Components Group, S.A. (formerly known as International Automotive Components Group S.à r.l.), a Luxembourg entity, together with its subsidiaries ("IAC" or the "Company"). IAC offers original equipment manufacturers ("OEMs") around the world a broad portfolio of interior components and systems through core product categories, including instrument panels, consoles & cockpits; door & trim systems; flooring & acoustic systems; and headliner & overhead systems; as well as other interior & exterior components. The Company's operations are organized and managed based on three geographic regions that are the Company's reportable segments: North America, Europe and Asia (Note 21, "Segment Reporting").

              On December 31, 2010, the Company completed a structural reorganization (the "Reorganization") to align all of its operating subsidiaries under International Automotive Components Group S.à r.l., a Luxembourg private limited liability company ("IAC Group S.à r.l."). The Reorganization was accomplished through the contribution of the outstanding capital stock of the Company's operations in North America ("IAC North America") and Asia ("IAC Asia") to IAC Group S.à r.l. As a result, IAC Group S.à r.l. became the parent entity for IAC North America, IAC Asia and the Company's operations in Europe ("IAC Europe"). Following the completion of the Reorganization, IAC Group S.à r.l. was converted to International Automotive Components Group, S.A.

              Prior to the Reorganization, the entities that owned IAC North America, IAC Europe and IAC Asia each had a parent entity organized as a limited liability company (collectively, the "LLCs") that were all under the common control of affiliates of WL Ross & Co. LLC, a private equity investment firm (collectively, "WLR"). The LLCs were holding companies with no operating activities. In connection with the Reorganization, the Company's stockholders received additional membership interests in IAC North America LLC. Additionally, International Automotive Components Group, LLC (the European limited liability company) and International Automotive Components Group Japan, LLC (the Asian limited liability company) were eliminated from the corporate structure. As a result, IAC North America LLC holds substantially all of the outstanding capital stock of International Automotive Components Group, S.A. and after giving effect to the Reorganization, WLR owns approximately 45% of IAC North America LLC, Franklin Mutual Advisers, LLC and certain of its affiliates (collectively, "FMA") owns 20%, Lear Corporation (together with its subsidiaries, "Lear") owns 23% and certain institutional investors own 12% of the total outstanding shares of common stock of IAC North America LLC. In February 2013, Lear announced its intention to divest its investment in the Company.

              The Company has been built through a series of acquisitions in Europe, Asia and North America, as follows:

              IAC Europe was formed in January 2006 in contemplation of acquiring certain European manufacturing facilities of Collins & Aikman Corporation ("C&A"). The acquisition of the European C&A assets was substantially completed in March 2006. Additional European manufacturing facilities were purchased from creditors of the bankrupt company of C&A in April and June 2006. In October 2006, IAC Europe acquired substantially all of the assets of the European Interior Systems Division of Lear. In July 2009, IAC Europe acquired certain assets of the European operations of Stankiewicz GmbH ("Stankiewicz").

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1. Organization (Continued)

              IAC Asia was formed in September 2006 and acquired the operations of Mitsuboshi Belting Kaseihin Ltd., the automotive interiors subsidiary of Mitsuboshi Belting, Ltd. Mitsuboshi Belting Kaseihin Ltd. subsequently changed its name to Mitsuboshi Kaseihin Co., Ltd. ("MBK"). In March 2007, MBK and Taiwan Tong Yang Industry Co., Ltd. ("TTYI") established a consolidated joint venture, Wuhan Xiang Xing Auto Parts Co., Ltd. ("Wuhan"), an entity located in Wuhan, China in which MBK and TTYI hold 75% and 25% interests, respectively. Wuhan commenced operations in June 2008. In September 2011, MBK changed its name to IAC Japan, Co., Ltd.

              IAC North America was formed in November 2006 in contemplation of acquiring the North American Interior Systems Division ("ISD") of Lear and acquiring Lear's ownership interest in two joint venture entities in China. The acquisition was completed in March 2007. In October and November 2007, IAC North America acquired certain assets from the creditors of the bankrupt company of C&A, consisting of its North American Carpet and Acoustics Division ("Soft Trim Business") and two manufacturing facilities in Mexico.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

              The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these consolidated financial statements include useful lives of long-lived assets, assumptions about the amount and timing of future cash flows and related discount rates used in determining and testing long-lived assets and goodwill for impairment, the recognition and measurement of income tax benefits and related deferred tax assets valuation allowances and estimates of fair value associated with accounting for business combinations. Actual results may differ from estimates provided.

Principles of Consolidation

              The financial statements reflect the consolidation of IAC Europe, IAC Asia and IAC North America. The Reorganization was accounted for retroactively as a combination of entities under common control pursuant to which the financial statements of these entities are presented on a consolidated basis at historical cost in a manner similar to a pooling of interests. The historical capital structure has been retroactively adjusted to reflect the post-Reorganization capital structure of the Company for all periods presented.

              The consolidated financial statements have been prepared in accordance with U.S. GAAP and include accounts of the Company and all of its subsidiaries for which it owns a greater than 50% share and over which it exercises control. Investments of greater than 20% and for which the Company has the ability to exercise significant influence but not control are accounted for under the equity method. Intercompany accounts and transactions have been eliminated in the consolidated financial statements. Third-party holdings of equity interests in a consolidated subsidiary of the Company that is less than wholly-owned (Wuhan) are referred to as noncontrolling interests. In periods prior to the Reorganization, issuances of options and restricted stock awards by subsidiaries are also referred to as noncontrolling interests. The change in equity from these awards is presented as "Noncontrolling

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

interests" on the consolidated statements of changes in equity. As a result of the exchange of these awards pursuant to the Reorganization, certain of the awards' classification changed from equity-classified to liability-classified. Accordingly, the noncontrolling interest related to these awards was reclassified to "Other" within "Other noncurrent liabilities" during 2011. The liability-classified awards underwent a modification on December 31, 2012, which resulted in their conversion to equity-classified awards. These awards have been reclassified from "Other noncurrent liabilities" to "Noncontrolling interest" during 2012. Refer to Note 5, "Share-Based Compensation," for additional details about this exchange and modification.

              The Company consolidates International Automotive Components Group Europe Limited, a wholly-owned private limited company incorporated under the laws of Ireland, which is a variable interest entity. The entity was established in January 2011 to act as a conduit between the Company and third-party lenders for the purpose of purchasing receivables generated by the Company's selling entities and borrowing funds from the third-party lenders based on those receivables. The Company has both the power to direct the activities that most significantly impact the economic performance of the entity and the obligation to absorb losses or the right to receive benefits of the entity that could be significant to the entity. As of December 31, 2012 and 2011, International Automotive Components Group Europe Limited had total assets of $242 million and $225 million, respectively, and total liabilities of $117 million and $96 million, respectively. These amounts are recorded at their carrying values, which approximate their fair value, as of December 31, 2012 and 2011.

Reclassifications

              Certain prior period amounts have been reclassified to conform to current year presentation including the reclassification of certain expenses from "Cost of goods sold" to "Selling, general and administrative expenses" of $15 million, $16 million, and $13 million for the years ended December 31, 2012, 2011, and 2010, respectively. "Cost of goods sold" has been adjusted from $4,355 million, $4,044 million, and $3,404 million as originally reported for the years ended December 31, 2012, 2011, and 2010, respectively, to $4,340 million, $4,028 million, and $3,391 million as reclassified for the years ended December 31, 2012, 2011, and 2010, respectively. "Selling, general and administrative expenses" has been adjusted from $265 million, $276 million, and $242 million as originally reported for the years ended December 31, 2012, 2011, and 2010, respectively, to $280 million, $292 million, and $255 million as reclassified for the years ended December 31, 2012, 2011, and 2010, respectively. The reclassifications had no impact on previously reported operating income or net income.

Revenue Recognition

              The Company enters into agreements with its customers to produce and supply products for the entire production life of a vehicle program. Although such agreements do not provide for minimum quantities, once the Company enters into such agreements, the Company is generally required to fulfill its customers' purchasing requirements for the entire production life of the program, which typically lasts 5 to 7 years. These agreements may be terminated by the customer at any time, although historically, termination of these agreements has been infrequent. The Company recognizes revenue based on the pricing terms included in its customer agreements when it ships products to its customers, title and risk of loss transfers under standard commercial agreements or practices, collection of the receivable is reasonably assured, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The Company is asked to provide its customers with annual price reductions as

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

part of certain agreements. The Company accounts for such amounts as a reduction to revenue as its products subject to such price reductions are shipped to its customers.

              In certain circumstances, the Company may be committed under existing agreements to supply products to its customers at selling prices which are not sufficient to cover the direct cost to produce such products. In such situations, the Company recognizes the losses associated with these contracts as they are incurred. Unfavorable customer contracts acquired in a business combination are recorded as a liability at fair value at the time of the acquisition. The liability is relieved against costs of goods sold as units are delivered in proportion to total units expected to be delivered in accordance with the terms of the customer contracts.

Multiple-Deliverable Revenue Arrangements

              The Company allocates the overall consideration in multiple-deliverable arrangements to each deliverable using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. In determining the best estimate of selling price, the Company primarily considers the costs incurred in providing these items plus a reasonable profit margin. As a result, revenues from engineering, research and development ("ER&D") and tooling projects that are contractually guaranteed are generally recognized separately from revenues from the related production of component parts. ER&D and tooling revenues are typically recognized near the start of production of component parts for each program if all other revenue recognition criteria are satisfied. Anticipated losses on ER&D and tooling projects are expensed as incurred.

Shipping and Handling Costs

              Shipping and handling costs charged to customers are included in sales in the consolidated statements of operations. Shipping and handling costs incurred in shipping goods to customers are included in cost of goods sold in the consolidated statements of operations.

Taxes Collected from Customers and Remitted to Governmental Authorities

              Taxes assessed by various governmental authorities, such as value added taxes and sales taxes, are excluded from revenues and costs and are reported on a net basis.

Research and Development Expenditures

              Costs incurred in connection with the development of new products and manufacturing methods, to the extent reimbursement is not contractually guaranteed by the Company's customers, are charged to "Selling, general and administrative expenses" as incurred. The Company recorded expenses of $68 million, $78 million and $65 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Acquisitions

              The Company accounts for acquisitions in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 805, "Business Acquisitions" ("ASC 805"). ASC 805 requires that the acquisition of another entity by which the acquirer takes control of the acquiree establishes a new

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

accounting basis for the acquired company that is to be measured at the fair value of the exchange transaction. Fair value for purposes of ASC 805 is defined as the price that would be expected to be received to sell an asset or paid to transfer a liability in an orderly transaction between marketplace participants at the measurement date. The Company measures identifiable assets acquired and the liabilities assumed using acquisition-date fair values.

Restructuring

              Restructuring charges include employee severance and termination benefits, equipment relocation costs, contract cancellation costs, as well as other incremental costs resulting from restructuring actions. In general, the Company records employee severance and termination benefits and contract cancellation costs when such costs are probable and estimable, with the exception of one-time termination benefits and employee retention costs, which are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Equipment relocation costs and other exit and disposal costs are generally recorded when incurred.

Cash and Cash Equivalents

              Cash and cash equivalents include all highly liquid investments with original maturities of three months or less.

Restricted Cash

              As of December 31, 2012 and 2011, the Company had $4 million and $32 million, respectively, of cash that was restricted under the terms of a note payable agreement (Note 12, "Long-Term Debt"), which is classified as "Other noncurrent assets" on the consolidated balance sheets.

Accounts Receivable

              Accounts receivable are stated at amounts estimated by management to be the net realizable value. An allowance for doubtful accounts is recorded when it is probable that amounts will not be collected based on specific identification of customer circumstances or age of the receivable. As of December 31, 2012 and 2011, accounts receivable are reflected net of an allowance for uncollectible accounts of $9 million and $7 million, respectively. Accounts receivable are written off when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected. Generally, the Company does not require collateral for its accounts receivable.

Inventories

              Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method. Cost includes the cost of materials, direct labor and the applicable share of manufacturing overhead. To the extent the Company determines it is holding excess or obsolete inventory, the inventory is written down to its net realizable value.

Product Tooling

              Product tooling is limited to the manufacture of a specific part or parts of the same basic design. Product tooling includes dies, patterns, molds and jigs. Costs associated with customer-owned

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

tooling for which reimbursement is contractually guaranteed by the customer are recorded as "Recoverable customer tooling and engineering" on the consolidated balance sheets. When contractually guaranteed charges are billed to the customer, such charges are classified as "Accounts receivable". Tooling owned by the Company is capitalized and amortized over the program life, generally 5 to 7 years. All other product tooling costs for which reimbursement is not contractually guaranteed by the customer are expensed as incurred.

Pre-Production ER&D Costs

              All pre-production ER&D costs for which reimbursement is contractually guaranteed by the customer are recorded in "Recoverable customer tooling and engineering" on the consolidated balance sheets. All pre-production ER&D costs for which reimbursement is not contractually guaranteed by the customer are expensed as incurred. When contractually guaranteed charges are billed to the customer, such charges are classified as "Accounts receivable".

Property, Plant and Equipment

              Property, plant and equipment are recorded at historical cost and depreciated using the straight-line method over the estimated useful lives of 20 to 50 years for buildings and improvements and 5 to 17 years for machinery and equipment.

              Repair and maintenance costs are expensed as incurred. Costs associated with improvements that extend the life, increase the capacity or improve the efficiency of the Company's property, plant and equipment are capitalized and depreciated over the remaining estimated useful life of the related asset.

Intangible Assets

              Definite-lived intangible assets are amortized using an accelerated method based on the economic benefits consumed in proportion to the estimated useful life of the asset. Intangible assets are amortized in the consolidated statements of operations as "Cost of goods sold" and "Selling, general and administrative expenses". Definite-lived intangible assets are subject to evaluation for potential impairment if an event occurs or a change in circumstances indicates that the carrying value may not be recoverable.

Impairment of Long-Lived Assets

              The Company monitors its long-lived assets, including definite-lived intangible assets, for impairment indicators on an ongoing basis. If impairment indicators exist, the Company tests for recoverability by comparing the undiscounted cash flows expected to be generated from the long-lived asset groups to the related carrying value. Cash flows are estimated using internal forecasts based on recent sales data, independent vehicle production volume estimates and customer commitments. If the carrying value exceeds the undiscounted cash flows, an impairment loss is recognized to the extent that the carrying value exceeds the fair value of the long-lived assets. Fair value is estimated using market participant assumptions based upon discounted cash flow analysis, a market approach, or a cost approach, or a combination thereof depending on the nature of the asset. When an impairment loss is recognized for assets to be held and used, the adjusted carrying values of those assets are depreciated over their remaining useful lives.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Impairment of Goodwill

              The Company has elected the option to assess qualitative factors on an annual basis to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of the Company's reporting units may have been reduced below their carrying values. The qualitative assessment takes into consideration factors such as macroeconomic conditions, industry and market conditions, cost factors, financial performance, entity specific events, and other relevant information. After assessing the totality of events or circumstances, if the Company determines it is more likely than not that the fair value of its reporting units are greater than their carrying amounts, then performing the two-step impairment is not required. If the Company determines that it is more likely than not the carrying value of its reporting units are greater than their fair values, the Company assesses goodwill for possible impairment using a two-step method. Additionally, the Company performs interim reviews whenever events or circumstances indicate that a potential goodwill impairment has occurred. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying value, including goodwill. If the carrying amount of a reporting unit exceeds the fair value, an indication of goodwill impairment exists. The second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

              The Company determines the fair value of its reporting units using the income approach and Guideline Public Company method—a market approach. The income approach is based on projected debt-free cash flows which are discounted to the present value using discount factors that consider the timing and risk associated with those cash flows. The Company believes that this approach is appropriate because it provides a reasonable estimate of the price that would be received to sell the reporting unit in an orderly transaction between market participants at the measurement date. Fair value is estimated using recent automotive industry and specific platform production volume projections, which are based on both third-party and internally developed forecasts, as well as commercial, wage and benefit, inflation and discount rate assumptions. Other significant assumptions include terminal value growth rates, terminal value margin rates, future capital expenditures and changes in future working capital requirements. While there are inherent uncertainties related to the assumptions used and to management's application of these assumptions to this analysis, the Company believes that the income approach provides a reasonable estimate of fair value.

              For the Guideline Public Company method, companies that are reasonably comparable to IAC were selected for the analysis and multiples of business enterprise values were calculated based on revenue, EBITDA and EBIT for each comparable company. In addition, EBITDA and EBIT margins were calculated for the corresponding periods. The results of this method were either used to corroborate the value determined in the discounted cash flow analysis or not relied upon due to wide disparities between the identified comparable companies and IAC.

              The Company conducts its annual assessment of qualitative factors to determine if further impairment testing is required using the first day of the fourth quarter as the measurement date. The Company has three reporting units: North America, Europe and Asia, which are equivalent to the reportable segments (Note 21, "Segment Reporting").

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Debt Issuance Costs

              Costs related to the issuance of long-term debt are deferred and amortized using the straight-line method, which approximates the effective interest method, over the term of the related debt agreement. Deferred debt issuance costs of $21 million and $23 million, net of amortization, as of December 31, 2012 and 2011, respectively, are reflected in "Other noncurrent assets" on the consolidated balance sheets.

Product Warranty

              The Company enters into warranty-sharing and other agreements with its customers related to sales of its products. These agreements specify the provisions for warranty-sharing and for specific warranty issues not covered under warranty-sharing, which generally allow the customers to pursue claims against the Company for contribution of all or a portion of the amounts sought in connection with such warranty claims.

              Product warranty liabilities are recorded for warranty issues when amounts related to such issues are probable and reasonably estimable. The Company considers historical experience of claims and experience of costs to repair or replace the affected parts of such claims. Revisions are made when necessary, based on changes in these factors. In certain warranty matters, the Company may seek recovery from its suppliers that supply materials or services included within the Company's products that are associated with the related claims. The Company does not maintain insurance for product warranty matters.

Income Taxes

              The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and the effect of operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the appropriate valuation allowance, the Company considers taxable income in available carryback periods, projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies and the Company's overall deferred tax position.

              To account for uncertainty in income taxes, the Company reviews all of its tax positions and makes a determination as to whether its tax positions are more likely than not to be sustained upon examination by the relevant taxing authorities. If a tax position meets the more likely than not criterion, then the related tax benefit is measured and recorded as the largest amount that is more likely than not to be realized upon settlement of the underlying issue. Interest and penalties related to income tax matters are included in income tax provision in the consolidated statements of operations.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

              Income tax valuation allowances existing as of the acquisition dates of the acquired companies are evaluated quarterly and any adjustments are recorded as adjustments to income tax (benefit) provision.

Foreign Currency Translation/Transactions

              Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the foreign currency exchange rates in effect at the end of the period. Revenues and expenses of foreign subsidiaries are translated into U.S. dollars using an average of the foreign currency exchange rates in effect during the period. Translation adjustments that arise from translating a foreign subsidiary's financial statements from their functional currency to U.S. dollars are reported as a separate component of accumulated other comprehensive income in equity. Transaction gains and losses that arise from foreign currency exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated statements of operations as incurred.

Derivative Financial Instruments

              The Company selectively uses derivative instruments to reduce market risk associated with changes in foreign currency. Derivatives are recognized initially at fair value, and changes in fair value on remeasurement are recognized immediately in the consolidated statements of operations within "Foreign currency loss". Hedge accounting is not applied. The Company does not use derivative financial instruments for trading or speculative purposes.

Note 3. Acquisition of Businesses

              In January 2011, the Company purchased certain assets of the automotive interior component supplier Multivac India Private Limited ("Multivac") based in Manesar, India for a purchase price of $3 million. Sales and net income from the date of acquisition through December 31, 2011 were $5 million and $1 million, respectively.

              In November 2010, the Company purchased certain assets of the North American operations of the automotive interior component supplier AMPRO Molding, LLC ("AMPRO"), based in Anniston, Alabama for a purchase price of $6 million. Due to the fact that the acquisition-date fair values of identifiable net assets exceeded the fair value of the consideration transferred, a gain of $1 million was recognized at the acquisition date. Sales and net income from the date of acquisition through December 31, 2010 were $2 million and less than $1 million, respectively.

              In February 2010, the Company purchased certain assets of the North American operations of Stankiewicz GmbH ("Stankiewicz"). The purchase price was $3 million. Due to the fact that the acquisition-date fair values of identifiable net assets exceeded the fair value of the consideration transferred, a gain of $8 million was recognized at the acquisition date. The Company paid less than fair value for the assets due to lack of other available bidders and the low likelihood of the acquiree's parent company emerging from bankruptcy. Sales and net income from the date of acquisition through December 31, 2010 were $37 million and less than $1 million, respectively.

              The Company incurred zero, less than $1 million and $1 million of acquisition related costs in 2012, 2011 and 2010. These expenses are included in "Selling, general and administrative expenses" in the consolidated statements of operations.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Restructuring

              In order to achieve integration, rationalize capacity and optimize the cost structure, the Company has executed restructuring plans and may execute additional plans in the future to continue to align its manufacturing capacity to prevailing global vehicle production volumes and to improve the utilization at its remaining manufacturing facilities. Such actions include plant closures, consolidation and relocation of production and realignment of selling, general and administrative functions. Estimates of restructuring charges are based on information available at the time such charges are recorded. Due to the inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for restructuring activities may differ from amounts initially recorded. Accordingly, the Company may record revisions of previous estimates by adjusting previously established reserves.

              Restructuring reserve balances of $13 million and $1 million as of December 31, 2012 and 2011, respectively, are classified as "Other current liabilities" and "Other noncurrent liabilities" on the consolidated balance sheets. The Company anticipates the restructuring reserve balance of $13 million related to employee severance and termination benefits will be utilized over a two-year period. The changes in the restructuring reserves by segment are shown below (in millions):

	Employee Severance and Termination Benefits		Contract Cancellation and Other		Equipment Relocation		Total
	N.A.	Europe	N.A.	Europe	N.A.	Europe	N.A.	Europe	Total
Balance at December 31, 2009	$4	$7	$—	$—	$—	$—	$4	$7	$11
Charges	8	9	4	—	3	—	15	9	24
Utilization	(9)	(14)	(4)	—	(3)	—	(16)	(14)	(30)

Balance at December 31, 2010	3	2	—	—	—	—	3	2	5
Charges	—	2	3	—	5	—	8	2	10
Utilization	(3)	(3)	(3)	—	(5)	—	(11)	(3)	(14)

Balance at December 31, 2011	—	1	—	—	—	—	—	1	1
Charges	1	12	—	—	1	—	2	12	14
Utilization	—	(1)	—	—	(1)	—	(1)	(1)	(2)

Balance at December 31, 2012	$1	$12	$—	$—	$—	$—	$1	$12	$13

2012 Actions

              During 2012, in North America, the Company recorded $1 million of employee severance and termination benefit charges, as such charges were probable and estimable, and $1 million of equipment relocation charges.

              In Europe, the Company recorded $9 million of employee severance and termination benefit charges, as such charges were probable and estimable. In addition, the Company recorded $3 million of employee severance and termination benefits to adjust the management structure within its Europe segment, which is intended to result in enhanced alignment with the management and operations in the Company's other segments.

2011 Actions

              During 2011, in North America, the Company completed the closure of the previously announced Sheboygan, Wisconsin and Lebanon, Virginia manufacturing facilities. Restructuring

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Restructuring (Continued)

expenses recorded by the North America segment in 2011 included $5 million of equipment relocation and $3 million of lease cancellation and other expenses.

              In Europe, the Company recorded charges of $2 million of employee severance and termination benefits.

2010 Actions

              During 2010, in North America, the Company announced the closure of the Sheboygan, Wisconsin and Lebanon, Virginia manufacturing facilities in response to the conclusion of certain vehicle programs and to optimize the Company's low-cost global manufacturing footprint. In addition, the Company completed the closure of the previously announced Mississauga, Ontario manufacturing facility. Restructuring expenses recorded by the North America segment in 2010 included $8 million of employee severance and termination benefits, $3 million of equipment relocation and $4 million of lease cancellation and other expenses.

              In Europe, the Company completed the previously announced closure of the Tidaholm, Sweden manufacturing facility. Further restructuring actions were initiated and finalized in the Europe segment to address changing industry conditions, eliminating excess capacity and lowering selling, general and administrative expenses. Restructuring expenses recorded by the Europe segment in 2010 included $9 million of employee severance and termination benefits.

Note 5. Share-Based Compensation

              Compensation expense for share-based awards is recognized over the requisite service period. The Company has estimated the grant date fair value of the share-based awards as discussed in "Valuation Methodology" below. The Company recorded compensation expense of $2 million, $8 million, and $1 million for the years ended December 31, 2012, 2011, and 2010, respectively. The tax benefit recognized was $1 million, less than $1 million, and zero for the years ended December 2012, 2011, and 2010, respectively. As of December 31, 2012, there was $6 million of unrecognized compensation expense related to unvested awards under all equity plans, which is expected to be recognized over a period of approximately three years. The instruments underlying certain awards granted by the Company were convertible preferred equity certificates ("CPECs"), and were classified as liabilities. As such, the CPEC-denominated awards were classified as liability awards. The CPECs were convertible at any time on a one-for-one basis into common shares. The Company converted all CPECs to common shares on December 31, 2012. Upon the conversion of CPECs to common shares, the liability associated with the CPECs was eliminated and was replaced with equity ownership in the Company. On December 31, 2012, all CPEC-denominated awards were converted to common share-denominated awards which was treated as a modification that changed the classification of these awards from liability to equity. There were no other significant modifications that occurred during the year ended December 31, 2012. The fair value on the date of modification from the conversion event was determined by a contemporaneous valuation using valuation approaches consistent with those described under "Valuation Methodology." The Company recorded $1 million of incremental compensation cost on the modification date due to a change in methodology from the intrinsic value method to the fair value method of accounting to measure expense associated with modified awards, which impacted options with exercise prices in excess of the fair market value of the underlying instrument.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Share-Based Compensation (Continued)

2011 Equity Plan

              In September 2011, the Board of Directors of International Automotive Components Group, S.A. approved the International Automotive Components Group, S.A. 2011 Equity and Performance Incentive Plan (the "2011 Equity Plan"). The total number of common shares authorized to be issued under the 2011 Equity Plan is 1,625,000 shares. No awards have been granted under this plan.

2011 Interim Equity Plan

              In June 2011, the Board of Directors of International Automotive Components Group, S.A. approved the International Automotive Components Group, S.A. Equity Award Plan (the "2011 Interim Equity Plan"). Under the 2011 Interim Equity Plan, certain employees of the Company were awarded options and restricted units, both of which had been comprised of a combination of common shares and CPECs of International Automotive Components Group, S.A. In June 2012, the shareholders of International Automotive Components Group, S.A. approved an amendment to increase the total number of awards authorized under the 2011 Interim Equity Plan to 2,210 common shares and 227,892 CPECs from 1,184 and 117,399, respectively. Options granted have a maximum term of ten years and vest ratably over a four-year period. Restricted units vest ratably over a four-year period, excluding 12,125 performance-based restricted stock units granted to one of the Company's officers in May 2012 with a grant date fair value of $485,000. This award will become fully vested in the event that the Company's Adjusted EBITDA equals at least $325 million during the 2012, 2013, or 2014 calendar year while the officer remains continuously employed at the Company.

              Options to purchase common shares and restricted units that will be issued as common shares upon vesting are equity-classified. The noncontrolling interest recognized for options and restricted stock units outstanding was approximately $3 million as of December 31, 2012. Prior to December 31, 2012, CPEC-denominated awards had been liability-classified because the underlying instrument had been classified as a liability. The Company had used the intrinsic value method to measure its liability-classified awards at the end of each reporting period until the liability-classified award was settled. The liability recognized for these awards was approximately $1 million as of December 31, 2011.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Share-Based Compensation (Continued)

Restricted Stock Units

              The following table contains a summary of the restricted stock unit activity of the 2011 Interim Equity Plan:

	Restricted Stock Units
	Equity-Classified		Liability-Classified
	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2010	—	—	—	—
Granted	346	$46.00	34,239	$46.00
Vested	—	—	—	—
Forfeited	(8)	$46.00	(818)	$46.00

Non-vested at December 31, 2011	338	$46.00	33,421	$46.00
Granted	676	$40.00	66,867	$40.00
Vested	(129)	$44.28	(12,363)	$44.25
Forfeited	(51)	$43.65	(5,031)	$43.68
Conversion	82,894	$35.50	(82,894)	$35.50

Non-vested at December 31, 2012	83,728	$35.56	—	—

Options

              The following table contains a summary of the option activity of the 2011 Interim Equity Plan:

	Equity-Classified			Liability-Classified
	Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Options	Weighted Average Exercise Price
Outstanding at December 31, 2010	—	—		—	—
Granted	586	$46.00		58,141	$46.00
Exercised	—	—		—	—
Forfeited	—	—		—	—

Outstanding at December 31, 2011	586	$46.00		58,141	$46.00
Granted	693	$40.00		68,645	$40.00
Exercised	—	—		—	—
Forfeited	(86)	$44.74		(8,494)	$44.76
Conversion	118,292	$42.61		(118,292)	$42.61

Outstanding at December 31, 2012	119,485	$42.61	9.0	—	—

Options vested and expected to vest	119,485	$42.61	9.0	—	—

Options vested and exercisable	28,153	$43.57	9.0	—	—

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Share-Based Compensation (Continued)

              The Company recorded compensation expense of $2 million and $1 million for the years ended December 31, 2012 and 2011, respectively. The tax benefit recognized was $1 million and less than $1 million for the years ended December 31, 2012 and 2011, respectively. The fair value of restricted stock unit awards that vested in 2012 was less than $1 million. As of December 31, 2012, there was $3 million of unrecognized compensation expense related to unvested options and restricted units, which is expected to be recognized over a period of approximately three years. The intrinsic value of the options was zero as the exercise prices of the options exceeded the fair market value of Company's shares of $35.50 as of December 31, 2012.

2007 North American Plan

              In August 2008, the Board of Directors of IAC North America approved the International Automotive Components Group North America Inc. 2007 Equity and Performance Incentive Plan (the "2007 North American Plan"), which has a ten-year term. The 2007 North American Plan authorized the Board of Directors of IAC North America to grant awards to non-employee directors, officers and employees. The Board of Directors of IAC North America determined the award recipients, number of shares, the frequency and date of grant, the type of award, vesting requirements and any performance criteria pursuant to which awards were granted and the restrictions and other terms and conditions of each award grant in accordance with the terms of the 2007 North American Plan. Awards have been granted to certain officers and employees in connection with their total compensation. Restricted shares vest ratably over a four-year period.

              In conjunction with the Reorganization, shares and CPECs of IAC Group S.à r.l. (which has been converted to International Automotive Components Group, S.A.) were issued in exchange for vested awards of IAC North America, Inc. held by certain employees. Restricted stock and CPEC awards of IAC Group S.à r.l. were issued in exchange for unvested awards of IAC North America, Inc. held by certain employees. The fair values of IAC Group S.à.r.l. and IAC North America, Inc. awards at the date of exchange were determined by a contemporaneous valuation using valuation approaches substantially consistent with those described under "Valuation Methodology." The exchange ratio was determined such that the intrinsic value of the options and the fair value of the shares relinquished would be equal to the fair value of the shares received. The same exchange ratio was used for non-employee shareholders. Shares and restricted stock awards of IAC Group S.à r.l. issued to employees in this exchange were comprised of a combination of common shares and CPECs. Common shares and CPECs of IAC Group S.à r.l. were determined to have equivalent fair values because the value of the rights embodied by a CPEC are not substantially different than the value of the rights embodied by a common share. Following these exchanges, grants of new awards were discontinued under the 2007 North America Plan.

              The exchange of equity-classified IAC North America, Inc. awards for liability-classified CPEC awards as described in the preceding paragraph was a modification. As of the exchange date, the Company reclassified $4 million of noncontrolling interest related to these awards to other liabilities within noncurrent liabilities and remeasured the liability to its fair value. The excess of the fair value over the amount reclassified from noncontrolling interest of $4 million was recorded as compensation expense. The liability recognized for these awards was $8 million as of December 31, 2011. On December 31, 2012, the CPEC awards underwent another modification due to their conversion to common share awards which resulted in a change from liability classification to equity classification. The modified grant date fair value of the converted CPEC awards was $35.50. The noncontrolling interest recognized for outstanding awards was approximately $7 million as of December 31, 2012.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Share-Based Compensation (Continued)

              The historical award activity has been retroactively adjusted to reflect the post-Reorganization award structure for all periods presented. The following table contains a summary of the restricted stock award activity of the 2007 North American Plan:

	Restricted Stock Awards
	Common Shares	CPEC's
Non-vested at December 31, 2009	2,763	273,460
Granted	615	60,927
Vested	(847)	(83,815)
Forfeited	(18)	(1,783)

Non-vested at December 31, 2010	2,513	248,789
Granted	—	—
Vested	(1,001)	(98,100)
Forfeited	(128)	(12,705)

Non-vested at December 31, 2011	1,384	137,984
Granted	—	—
Vested	(567)	(55,020)
Forfeited	(599)	(23,663)
Conversion	59,301	(59,301)

Non-vested at December 31, 2012	59,519	—

              The Company recorded less than $1 million of compensation expense for the 2007 North America Plan for the year ended December 31, 2012 and no tax benefit was recognized. For the years ended December 31, 2011 and 2010, the Company recorded compensation expense of $6 million and $1 million, respectively, and no tax benefit was recognized. The fair value of restricted stock awards that vested in 2012 was $2 million. As of December 31, 2012, there was less than $1 million of total unrecognized compensation expense related to non-vested restricted stock awards, which is expected to be recognized over a period of approximately two years.

2006 European Plan

              As of June 2006, the Board of Directors of IAC Group S.à r.l. (which has been converted to International Automotive Components Group, S.A.) approved an award of options to acquire common stock and CPECs of IAC Group S.à r.l. to certain employees (the "2006 European Plan"). The options held under the 2006 European Plan vest in four equal annual installments and become fully vested and exercisable upon the occurrence of a "reorganization event," which is defined in the award agreements to mean any of the following events: a merger, change of control, liquidation, or admission of its common stock for trading on a registered stock exchange. The options expire if not exercised within 30 days after certain "reorganization events" and otherwise automatically expire in September 2018 if not previously exercised. The Reorganization was not a "reorganization event" and did not trigger vesting or exercisability.

              Options to acquire common shares are equity-classified. Prior to December 31, 2012, options to acquire CPECs were liability-classified because the underlying CPECs were classified as liabilities. No compensation expense was recognized during the years ended December 31, 2012 and 2010 because the Company determined that a reorganization event was not probable. The Company recorded

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Share-Based Compensation (Continued)

compensation expense of $1 million during the second quarter of 2011 under the 2006 European Plan related to the exchange of liability-classified options for the ability of the option holders to participate in the shareholder distribution in June 2011. The Company recognized a tax benefit of less than $1 million. As of December 31, 2012, there was $3 million of unrecognized compensation expense related to these option awards. As of December 31, 2012, the outstanding options had a remaining weighted average contractual life of approximately 6 years. No options were fully vested and exercisable as of December 31, 2012, 2011, and 2010 because a reorganization event had not occurred. The aggregate intrinsic value of the options expected to vest was less than $1 million based on the fair market value of the Company's shares of $35.50 as of December 31, 2012.

              The following table contains a summary of stock option activity of the 2006 European Plan:

	Equity-Classified		Liability-Classified
	Number of Options	Exercise Price	Number of Options	Exercise Price
Outstanding at December 31, 2009	17,493	$35.34	381,176	$35.34
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—

Outstanding at December 31, 2010	17,493	$35.34	381,176	$35.34
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—
Exchanged	—	—	(54,083)	—

Outstanding at December 31, 2011	17,493	$35.34	327,093	$35.34
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—
Conversion	327,093	—	(327,093)	—

Outstanding at December 31, 2012	344,586	$35.34	—	—

Valuation Methodology

              For all awards granted or modified, the compensation expense is based on the fair market value of the shares as determined on a contemporaneous basis by the Board of Directors of International Automotive Components Group, S.A. on the date of grant or modification. In determining the fair market value of our shares, the Board of Directors considered input from management as well as contemporaneous valuations prepared by third-party valuation specialists. Prior to the conversion on December 31, 2012, common shares and CPECs of International Automotive Components Group, S.A. were determined to have equivalent fair values because the value of the rights embodied by a CPEC are not substantially different than the value of the rights embodied by a common share.

              The valuations employed one or a combination of the following methodologies: a discounted cash flow analysis, the Guideline Public Company method and the Guideline Transactions method. For the discounted cash flow analysis, sales growth rates were based on industry-specific forecasts of vehicle production volumes published by widely-used external sources and market share data by customer based on known and targeted awards over a five-year period. The projected profit margin assumptions were based on the current cost structure, anticipated price adjustments and expected cost reductions/increases. The terminal value growth assumptions were based on long-term inflationary outlooks. The

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Share-Based Compensation (Continued)

discount rate used was an estimated weighted average cost of capital, which consists of the cost of equity, cost of debt and assumed capital structure using market participant assumptions. The discount rate was developed considering the timing and risk of the estimated future cash flows. The grant date fair value of restricted shares and options granted or modified in the year ended December 31, 2012 decreased compared to the year ended December 31, 2011 due to an increase in the Company's indebtedness as well as changes in assumptions regarding market multiples and expected profitability and cash flow generation levels. The Company's indebtedness increased by approximately $200 million in 2012 compared to 2011. The observed median guideline company market multiples declined to 5.1x in 2012 from 6.0x in 2011. The Company's assumed normalized profit margin in perpetuity declined by approximately 0.2% in 2012 compared to 2011. Additionally, the Company's expectations for future capital expenditures increased by approximately $40 million on an annual basis.

              For the Guideline Public Company and Guideline Transactions methods, the Board of Directors selected companies that are reasonably comparable to IAC and transactions within the automotive supplier industry. For each comparable company and transaction, multiples of business enterprise value were calculated based on revenue, EBITDA and EBIT. In addition, EBITDA and EBIT margins were calculated for the corresponding periods. The results of these methods were either used to corroborate the value determined in the discounted cash flow analysis or not relied upon due to wide disparities between the identified comparable companies and IAC. A discount for lack of marketability of 7.5%, 7.5% and 14% was applied to the fair values determined at the date of grant or modification in 2012, 2011 and 2010, respectively, based on estimates of time horizons until a liquidity event and expected volatility of the stock.

              The fair value of stock options granted was determined on a contemporaneous basis using the Black-Scholes model. The risk-free interest rate was based on the yield of a U.S. Treasury Strip with maturities similar to those of the expected term of the award being valued. The expected term was estimated using the average of the vesting term and the contractual term at the measurement date. The expected volatility was estimated by reviewing the volatility of the industry peer group of automotive suppliers. The expected annual dividend yield was derived from expectations on future dividend payments.

              The following table summarizes the assumptions used to estimate the fair value of these awards on the date of grant or modification, as applicable:

	2012 Option Awards		2011 Option Awards		2006 European Options
	December 31, 2012	May 16, 2012	December 31, 2012	June 14, 2011	December 31, 2012	September 18, 2008
Estimated fair value per option	$18.37	$22.00	$18.02	$25.11	$8.94	$11.83
Risk-free interest rate	0.9%	1.0%	0.7%	2.2%	0.3%	3.7%
Expected term (years)	5.6	6.2	4.7	6.2	2.4	5.0
Expected volatility	61.6%	59.0%	71.0%	56.0%	41.0%	35.0%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6. Inventories

              The major classes of inventories are shown below (in millions):

	2012	2011
Raw materials	$117	$108
Work-in-process	26	30
Finished goods	30	25

Total inventories	$173	$163

Note 7. Property, Plant and Equipment

              The major classes of property, plant and equipment are shown below (in millions):

	2012	2011
Land	$57	$58
Buildings and improvements	190	169
Machinery and equipment	843	794
Construction in progress	86	126
Total property, plant and equipment	1,176	1,147
Less—accumulated depreciation	(469)	(464)

Property, plant and equipment, net	$707	$683

              Depreciation expense was $115 million, $105 million and $108 million for the years ended December 31, 2012, 2011 and 2010, respectively, which is primarily recorded in "Cost of goods sold".

              During the fourth quarter of 2012, the Company conducted an assessment for the impairment of certain property, plant and equipment within each of its segments based on certain triggering events. As a result, impairment charges of $27 million were recorded for the year ended December 31, 2012. The Company recorded impairment charges of $18 million in Europe related to a decline in expected cash flows driven by continued operating losses, the deterioration in the European macroeconomic environment, and unfavorable changes to the product mix of future business. In addition, the impairment charges included $6 million related to assets in Asia due to the loss of certain vehicle programs combined with unfavorable changes to the product mix of future business and $3 million related to assets at a facility in North America due to unfavorable changes to the product mix.

              During the fourth quarter of 2011, impairment indicators were identified at a facility in North America as a result of production ending for a certain vehicle program, a decline in future production expectations for replacement and new programs, and a decline in the corresponding cash flows. The Company recorded an impairment charge of $5 million for the year ended December 31, 2011.

              During the fourth quarter of 2010, impairment indicators were identified in Asia as a result of the loss of certain vehicle programs. These losses, combined with changes to projected business awards and a decline in the corresponding cash flow, resulted in the Company recording an impairment charge of $50 million for the year ended December 31, 2010.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Goodwill and Intangible Assets

Goodwill

              Goodwill is attributable to prior acquisitions by the Company's Europe segment. Changes in the carrying amount of goodwill, net of accumulated impairment loss, are as follows (in millions):

Balance at December 31, 2010	$86
Foreign currency translation	1
Balance at December 31, 2011	87
Foreign currency translation	3
Impairment charge	(90)

Balance at December 31, 2012	$—

              During the fourth quarter of 2012, the Company determined that goodwill impairment indicators existed in the Company's Europe segment due to a decline in expected cash flows driven by continued operating losses, the deterioration in the European macroeconomic environment, and unfavorable changes to the product mix of future business. The Company conducted its annual impairment analysis of goodwill as of the first day of the Company's fourth quarter. The Company has three reporting units: North America, Europe and Asia, which are equivalent to the reportable segments. After assessing the totality of events and circumstances, the Company determined that it was more likely than not that the carrying value of its European reporting unit was greater than its fair value, and therefore, the Company assessed goodwill for possible impairment using the two-step method in accordance with FASB ASC 350. The first step of the goodwill impairment test indicated that the carrying amount of the European reporting unit exceeded its estimated fair value, and as such, the Company performed the second step of the goodwill impairment test to measure the amount of impairment loss after recording the long-lived asset impairment charges described in Note 7, "Property, Plant and Equipment". Based on the results of this analysis, the Company recorded an impairment charge of $90 million for the year ended December 31, 2012, which represented all of the Company's goodwill attributable to its Europe segment. The goodwill impairment charge was required to adjust the carrying value of goodwill to estimated fair value.

Definite-Lived Intangible Assets

              A summary of definite-lived intangible assets is shown below (in millions):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Estimated Useful Life
Technology	$12	$9	$3	4 - 14 years
Customer contracts	43	34	9	4 - 11 years
Customer relationships	38	25	13	4 - 18 years
Other	27	20	7	3 years

Balance at December 31, 2012	$120	$88	$32

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Goodwill and Intangible Assets (Continued)

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Estimated Useful Life
Technology	$28	$18	$10	4 - 14 years
Customer contracts	48	33	15	4 - 11 years
Customer relationships	48	30	18	4 - 18 years
Other	25	17	8	3 years

Balance at December 31, 2011	$149	$98	$51

              The Company does not have any indefinite-lived intangible assets.

              The Company reviews its definite-lived intangible assets for impairment when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows to be generated by those assets are less than their carrying value. If the undiscounted cash flows are less than the carrying value of the assets, the assets are written down to their fair value. The Company performed an impairment analysis of its definite-lived intangible assets in its Europe segment in the fourth quarter of 2012. Based on the results of this analysis, the Company determined that certain intangible assets in its Europe segment were impaired, and therefore recorded a $6 million impairment charge in the fourth quarter of 2012.

              Amortization expense was $16 million, $19 million and $17 million for the years ended December 31, 2012, 2011 and 2010, respectively, which is primarily recorded in "Cost of goods sold". Annual amortization expense is estimated to be $10 million, $8 million, $6 million, $2 million and $2 million in the next five years beginning with 2013.

Note 9. Other Liabilities

              Other current liabilities consisted of the following (in millions):

	2012	2011
Accrued compensation and employee benefits	$78	$97
Non-income taxes payable	63	54
Advances and deferred revenue	36	25
Freight	14	10
Unfavorable customer contracts	7	12
Other	132	86

Total other current liabilities	$330	$284

              For 2012, 2011 and 2010, the Company reduced cost of goods sold by $13 million, $16 million and $40 million, respectively, as a result of relieving the current and noncurrent liabilities associated with unfavorable customer contracts.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Other Liabilities (Continued)

              Other noncurrent liabilities consisted of the following (in millions):

	2012	2011
Employee liabilities	$30	$22
Deferred tax liability	12	29
Unfavorable customer contracts	7	17
Other	73	45

Total other noncurrent liabilities	$122	$113

Note 10. Short-Term Borrowings

              A summary of short-term borrowings is as follows (in millions):

	December 31, 2012		December 31, 2011
	Amount	Weighted- Average Interest Rate	Amount	Weighted- Average Interest Rate
Overdraft facilities	$16	3.183%	$10	3.403%
Revolving credit facilities	7	0.980%	12	2.274%

Total short-term borrowings	$23		$22

              Certain European entities utilize factoring arrangements. Under these arrangements, the Company can sell, at any point in time, up to €22 million of eligible trade receivables (approximately $28 million as of December 31, 2012). The amount sold varies each month based on the amount of underlying receivables and cash flow needs of the Company. For programs where receivables are sold without recourse and the transfer of receivables qualifies as a sale, the receivables are excluded from the Company's consolidated balance sheets. The gross amount of proceeds received from the sale of receivables under such programs was $50 million and $89 million for the year ended December 31, 2012 and 2011, respectively. The amount of factored receivables excluded from accounts receivable was $21 million and $22 million at December 31, 2012 and 2011, respectively.

              The Company also utilizes overdraft facilities with certain banks in Europe which are collateralized by certain receivables, inventories and real property. As of December 31, 2012, unused available borrowings under these facilities were $6 million. In addition, the Company also has multiple revolving credit facilities, with total unused available borrowing capacity of $7 million at December 31, 2012.

Note 11. Long-Term Debt, Related Party

              In 2007, the Company entered into a series of unsecured promissory notes, totaling $50 million, with WLR and Franklin (collectively, "Shareholder Loans"). In June 2011, the Company used a portion of the net proceeds of the offering of $300 million aggregate principal amount of senior secured notes (the "Senior Secured Notes") to repay the $50 million in principal outstanding under the Shareholder Loans, as well as $3 million of accrued interest.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Long-Term Debt

              A summary of long-term debt is as follows (in millions):

	December 31, 2012		December 31, 2011
	Amount	Weighted-Average Interest Rate	Amount	Weighted-Average Interest Rate
Senior Secured Notes	$300	9.125%	$300	9.125%
European Securitization Program	117	3.330%	96	4.260%
Amended and Restated Credit Facility	102	3.167%	84	4.553%
Hermosillo Note Payable	36	7.450%	46	7.450%
Other borrowings	34	6.520%	29	4.441%

Total debt	589		555
Less—current portion	(14)		(14)

Long-term debt	$575		$541

Senior Secured Notes

              In June 2011, the Company completed an offering of $300 million aggregate principal amount of the Senior Secured Notes. The Senior Secured Notes bear interest at 9.125% per annum, payable semi-annually, and will mature in June 2018. The net proceeds from the offering were used to repay indebtedness under the Amended and Restated Senior Secured Revolving Credit Agreement (the "Amended and Restated Credit Facility"), repay indebtedness and accrued interest on the Shareholder Loans and fund a distribution to the Company's shareholders.

              The Senior Secured Notes are guaranteed by each of the Company's direct and indirect existing and future subsidiaries that is a borrower under or that guarantees its obligations under the Amended and Restated Credit Facility or the European Securitization Program or that guarantees certain of its other indebtedness. The Senior Secured Notes are secured by (a) a second priority security interest in certain of the real property, plant and equipment of its subsidiary in Germany, a second priority all asset security interest over its subsidiary in England and a second priority security interest in a floating charge over certain assets of its subsidiary in Sweden, as well as a second priority security interest in the shares of the above mentioned three subsidiaries and their intermediate holding company in Luxembourg; and (b) a third priority security interest in substantially all of its current and future U.S. subsidiaries' existing and after acquired real and personal property, including outstanding equity interests in U.S. subsidiaries.

              Prior to June 1, 2014, the Company may redeem on one or more occasions up to 35% of the original aggregate principal amount of the Senior Secured Notes in an amount not exceeding the net proceeds of one or more equity offerings at a price equal to 109.125% of the principal amount thereof, plus any accrued and unpaid interest. Prior to June 1, 2015, the Company may redeem all or a part of the Senior Secured Notes at a price equal to 100% of the principal amount plus an applicable "make-whole" premium and accrued and unpaid interest to the redemption date. On or after June 1, 2015, the Company may redeem on one or more occasions all or a part of the Senior Secured Notes at a prices of 104.563% beginning on June 1, 2015, 102.281% beginning on June 1, 2016 and 100% beginning on June 1, 2017. Upon the occurrence of a change of control or the sale of the Company's assets, the Company may be required to repurchase some or all of the Senior Secured Notes.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Long-Term Debt (Continued)

              The indenture governing the Senior Secured Notes contains covenants that limit the Company's ability to, among other things, incur additional indebtedness, issue preferred stock, pay dividends, repurchase, repay or redeem its capital stock, make certain investments, sell assets and incur liens. The Company is in compliance with such covenants as of December 31, 2012.

European Securitization Program

              In January 2011, the Company entered into an accounts receivable securitization program (the "European Securitization Program"). The program provides for up to €125 million ($165 million at December 31, 2012) in liquidity, and permits the Company to request an increase in the size of the program by up to an additional €75 million ($99 million at December 31, 2012). As of December 31, 2012, approximately $143 million of the Company's receivables were considered eligible for borrowing, $117 million of secured borrowings were outstanding and $26 million was available for funding. As of December 31, 2011, approximately $117 million of the Company's receivables were considered eligible for borrowing, $96 million of secured borrowings were outstanding and $21 million was available for funding.

              Under this program, the Company sells substantially all of the trade receivables of certain European subsidiaries to a wholly-owned, special purpose subsidiary. The special purpose subsidiary funds these purchases with borrowings under a loan agreement with participating lenders. Amounts outstanding under this agreement are collateralized by eligible trade receivables purchased by the special purpose subsidiary and are reported as long-term debt in the consolidated balance sheet. Availability under the program is calculated by reference to a set of criteria for eligible receivables, which are purchased from certain subsidiaries in Belgium, England, Germany, Spain and Sweden by a special purpose subsidiary which is a wholly-owned, consolidated subsidiary of the Company. The program is guaranteed by certain subsidiaries in Belgium, England, Germany, Luxembourg, Spain and Sweden and all of the Company's current and future U.S. subsidiaries.

              In August 2012, the European Securitization Program was amended and restated. These amendments included, among other things, (i) replacement of the then existing financial covenants, including the existing "springing" consolidated minimum fixed charge ratio and "springing" minimum EBITDA covenant, with (A) a global fixed charge coverage requirement which is subject to a global and regional covenant reporting trigger and (B) a covenant requiring a minimum borrowing availability under the European Securitization Program of at least €5 million ($7 million at December 31, 2012) at all times, and (ii) modification of the maturity date of the program to August 2017. A "Global Covenant Reporting Trigger" will occur if (i) the average daily availability under both the Amended and Restated Credit Facility and European Securitization Program plus unrestricted cash and cash equivalents held in controlled accounts for each business day over a four calendar week period is less than the greater of (A) $55 million and (B) 12.5% of the sum of the Revolving Credit Commitments under the Amended and Restated Credit Facility, or (ii) the sum of the borrowing availability under the Amended and Restated Credit Facility and European Securitization Program is less than $37.5 million for a period of more than two business days. A "Regional Covenant Reporting Trigger" will occur if (i) the average daily availability under the Amended and Restated Credit Facility plus unrestricted cash and cash equivalents held in North American controlled accounts for each business day over a four calendar week period is less than $35 million, (ii) the average daily availability under the European Securitization Program plus unrestricted cash and cash equivalents held in European controlled accounts for each business day over a four calendar week period is less than $20 million or

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Long-Term Debt (Continued)

(iii) availability under the Amended and Restated Credit Facility or European Securitization Program is less than $25 million or $12.5 million, respectively. As of December 31, 2012, no Covenant Reporting Trigger had occurred and these "springing" financial covenants were therefore not in effect.

Amended and Restated Credit Facility

              In January 2008, International Automotive Components Group North America, Inc. ("IAC North America, Inc."), at that time a wholly-owned subsidiary of IAC North America LLC, entered into its IAC North America Senior Secured Revolving Credit Agreement (the "Credit Facility") with General Electric Capital Corporation ("GECC") and certain other lenders (collectively, the "Lenders") which provided for aggregate borrowings of $200 million. IAC North America, Inc. amended and restated the Credit Facility in November 2010 (the "Amended and Restated Credit Facility"). Following the August 2012 amendment to the Amended and Restated Credit Facility described below, the Amended and Restated Credit Facility provides for up to $275 million in revolving loans, with a sub-limit of up to $25 million in letters of credit. As the amendment represented an increase in borrowing capacity, all unamortized debt issuance costs related to the existing facility and fees associated with the amendment were amortized over the term of the amended facility. Borrowings outstanding under the Credit Facility bear interest, at the Company's option, at a base rate (prime) or Eurodollar rate, plus an applicable margin.

              Availability under the Amended and Restated Credit Facility at any time is limited to the lower of (a) the total revolving loan commitments in effect at such time and (b) a borrowing base comprising (i) 85% of eligible accounts receivable; plus (ii) 65% of eligible inventory or 85% of the net orderly liquidation value of eligible inventory (whichever is lower); plus (iii) the applicable fixed asset advance equal to the lesser of (A) 85% of the net orderly liquidation value of eligible equipment and (B) $50,000,000 (which amount shall be reduced by the monthly fixed asset amortization amount), minus (iv) any reserves required to be established in accordance with the facility documentation, the nature of which will be customary for asset based financing facilities of a similar type and size (including concentration limits for certain customers). As of December 31, 2012, unused available borrowings under the Amended and Restated Credit Facility were $139 million.

              All obligations under the Amended and Restated Credit Facility have been fully and unconditionally guaranteed by all of IAC North America Inc.'s current and future U.S. subsidiaries, and secured by a first priority security interest on substantially all of their respective existing and after acquired real and personal property, including all outstanding equity interests in U.S. subsidiaries.

              Prior to the August 2012 amendment described below, the Amended and Restated Credit Facility contained two "springing" financial covenants pertaining to fixed charge coverage and minimum EBITDA levels, each of which had to be complied with if a Covenant Reporting Trigger occurs. A "Covenant Reporting Trigger" occurred if the average daily availability under the facility plus unrestricted cash and cash equivalents held in controlled accounts for each business day over a four calendar week period was less than $50 million (reduced to $40 million pursuant to an amendment in February 2012), or if availability under the facility was less than the greater of $25 million and 10% of the total revolving commitments for more than two business days.

              In February 2012, the Amended and Restated Credit Facility was amended to, among other things, provide that the quarterly fixed charge coverage financial covenant would not "spring" if a Covenant Reporting Trigger were to occur between the time of actual or scheduled delivery (whichever

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Long-Term Debt (Continued)

is earlier) by IAC North America, Inc. of its financial reports for the quarter ending March 31, 2012 and actual or scheduled delivery (whichever is earlier) of its financial reports for the quarter ending March 30, 2013 (the "Relevant Period"). It was further amended to provide that if a Covenant Reporting Trigger were to occur during the Relevant Period, the minimum EBITDA financial covenant would "spring" and certain limits on the incurrence of capital expenditure by IAC North America, Inc. and its U.S. subsidiaries would also take effect. The amendment also reduced the threshold amount for the Covenant Reporting Trigger relating to average daily availability plus unrestricted cash and cash equivalents from $50 million to $40 million indefinitely, as well as altered the definition of eligible accounts receivable, thereby enhancing availability under the Amended and Restated Credit Facility.

              In August 2012, the Amended and Restated Credit Facility was amended to, among other things, (i) exercise a $75 million accordion feature to increase the total availability from $200 million to $275 million, (ii) replace all existing financial covenants with a global fixed charge coverage requirement, (iii) replace the existing "springing" consolidated minimum fixed charge ratio and "springing" minimum EBITDA covenant with a Global and Regional Covenant Reporting Trigger and (iv) modify the maturity date of the facility to August 2017 (see "European Securitization Program" above for further details). As of December 31, 2012, no Covenant Reporting Trigger had occurred and these "springing" financial covenants were therefore not in effect.

              The Company provides certain third parties with irrevocable standby letters of credit in the normal course of business. The Company uses commercial banks to issue standby letters of credit to back the Company's obligations to pay or perform when required to do so pursuant to the requirements of an underlying agreement or the provision of services. The standby letters of credit are cancelable at the option of the beneficiary who is authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Since banks consider letters of credit as contingent extensions of credit, the Company is required to pay a fee until they expire or are cancelled. Such commitment fees charged to the Company were less than $1 million in 2012 and 2011. Substantially all of the Company's standby letters of credit have a one-year term and are renewable annually. At December 31, 2012, the Company had outstanding letters of credit of $13 million.

Hermosillo Note Payable

              In November, 2007, in conjunction with the acquisition of a business in Hermosillo, Mexico, IACNA Hermosillo, S. de R.L. de C.V. ("Hermosillo"), a wholly-owned subsidiary of the Company, entered into a note in the amount of $66 million (the "Hermosillo Note Payable"). The Hermosillo Note Payable requires quarterly payments of principal and interest of $2 million with a final payment of $13 million in November 2017. The Hermosillo Note Payable bears interest at a fixed rate of 7.45% and is secured by substantially all of the personal property and accounts receivable and all the outstanding stock of Hermosillo. The lender is entitled to a fee upon certain specified liquidity events, including an initial public offering. The fee is based on a formula which is calculated based upon the Company's return on investment in the Hermosillo facility.

              The Hermosillo Note Payable contains certain covenants that, among other things, (i) limit additional indebtedness, investments, loans and advances, dividends and other restricted payments, asset sales, mergers and consolidations, liquidations and dissolutions, liens and encumbrances and (ii) require

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Long-Term Debt (Continued)

Hermosillo to comply with a minimum fixed charge coverage ratio and maximum leverage ratio at the times specified therein.

              In accordance with the terms of the Hermosillo Note Payable, IAC North America is required to have Hermosillo's customer receipts initially remitted to certain Mexican trust collection accounts. The funds in the collection accounts are subsequently transferred to operating accounts in accordance with a Mexican trust agreement. If the aggregate balance in the operating accounts exceeds, on an overnight basis, the sum of $15 million plus the estimated value of direct labor costs for a seven day period, then the excess is remitted to a restricted bank account. These accounts are administered by a Mexican trustee for the benefit of the lender. So long as no default or event of default has occurred or is occurring under the Hermosillo Note Payable, and to the extent that the funds in the operating accounts exceed the maximum amount described above, Hermosillo may request that funds from the restricted bank account be returned to the operating accounts in accordance with the terms of the Mexican trust agreement. As of December 31, 2012 and 2011, the Company had $4 million and $32 million, respectively, of restricted cash classified in "Other noncurrent assets" on the consolidated balance sheets.

              The amendment to the Hermosillo Note Payable in March 2012 increased the quarterly payments of principal and interest in 2012 from $2 million to approximately $3 million, therefore reducing the final payment in 2017 from $13 million to $6 million. Additionally, the amendment permitted Hermosillo to issue loans, dividends and other restricted payments beginning in the first quarter of 2013 subject to Hermosillo meeting certain financial tests. Effective as of September 29, 2012, the Company and its lender under the Hermosillo Note Payable amended the Hermosillo Note Payable to defer measurement of the minimum fixed charge coverage ratio for the period ended September 29, 2012. Effective February 28, 2013, the Hermosillo Note Payable was amended to, among other things, (i) delete financial covenant testing for specified periods, (ii) amend the minimum fixed charge coverage and maximum leverage ratio covenant requirements, and (iii) delay Hermosillo's ability to issue loans, dividends and other restricted payments (subject to meeting certain financial tests) from the first quarter of 2013 until the first quarter of 2014.

Other Borrowings

              Other borrowings consist of various bank loans entered into in Europe and Asia with maturity dates from 2013 through 2018, along with capital lease arrangements with certain suppliers for the construction of tools that will be used by the supplier in its manufacturing process to produce parts for the Company, and capital lease arrangements for reusable packaging used in the shipment of the Company's products. The capital lease arrangements have various maturity dates through 2017. Costs associated with such tooling and packaging arrangements are reimbursed to the Company under contractual customer agreements.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Long-Term Debt (Continued)

Scheduled Maturities of Long-term Debt

              As of December 31, 2012, the scheduled principal payments of long-term debt are shown below (in millions):

2013	$14
2014	15
2015	14
2016	12
2017	232
2018 and thereafter	302

Total	$589

Note 13. Income Taxes

              Income tax (benefit) provision was $(62) million, $22 million and $(9) million for the years ended December 31, 2012, 2011 and 2010, respectively, representing an effective tax rate of 61.4%, 220.0% and (60.0)%, respectively.

              A summary of (loss) income before income tax (benefit) provision and equity in net income of affiliates is shown below (in millions):

	2012	2011	2010
Luxembourg	$(76)	$(4)	$(1)
Foreign	(25)	14	16

(Loss) income before income tax (benefit) provision and equity in net income of affiliates	$(101)	$10	$15

              The Company recorded no expense (benefit) for Luxembourg income taxes for the years ended December 31, 2012, 2011 and 2010. The Company recorded a (benefit) expense for foreign income taxes of $(62) million, $22 million and $(9) million for the years ended December 31, 2012, 2011 and 2010, respectively. Included in the 2012 expense is a benefit of $39 million associated with the use of net operating loss carryforwards in certain foreign jurisdictions that generated 2012 taxable income. The American Taxpayer Relief Act of 2012 was signed into U.S. law on January 2, 2013. The act retroactively reinstated various expired tax extenders for 2012. The impact of the tax law change will be accounted for in 2013, the period of enactment. The Company estimates that a $2 million income tax benefit associated with the 2012 U.S. R&D tax credit will be recorded in 2013. Included in the 2011 expense is a benefit of $10 million associated with the use of net operating loss carryforwards in certain foreign jurisdictions that generated 2011 taxable income. Included in the 2010 benefit is $12 million associated with the use of net operating loss carryforwards, $1 million of which relates to Luxembourg

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Income Taxes (Continued)

and $11 million of which relates to certain foreign jurisdictions that generated 2010 taxable income. A summary of the provision is shown below (in millions):

	2012	2011	2010
Current, all foreign	$24	$29	$25
Deferred, all foreign	(86)	(7)	(34)

Income tax (benefit) provision	$(62)	$22	$(9)

              A summary of the differences between the income tax provision attributable to continuing operations calculated at the Luxembourg federal statutory income tax rate of 22.1% for the years ended December 31, 2012 and 2011 and 21.8% for the year ended December 31, 2010 and the income tax provision attributable to continuing operations is shown below (in millions):

	2012	2011	2010
(Loss) income before income tax (benefit) provision and equity in net income of affiliates	$(101)	$10	$15
Tax at the Luxembourg federal statutory rate	(22)	2	3
Valuation allowance adjustments	(60)	(4)	(19)
Goodwill impairment	15	—	—
Adjustments from finalizing prior year tax returns	(11)	4	—
Non-deductible expenses	5	7	9
Foreign rate differential	3	3	(3)
Change in unrecognized tax benefits	2	(2)	3
Foreign exchange	2	(8)	1
Change in tax rate	1	3	—
LLC's income taxed at shareholder level(a)	—	17	1
Research and experimentation credits	—	(2)	(2)
Gain on acquisition	—	—	(3)
Other	3	2	1

Income tax (benefit) provision	$(62)	$22	$(9)

(a)
IAC North America LLC is a U.S. limited liability company and is treated as a partnership for U.S. federal and certain state income tax purposes. As such, IAC North America LLC's members are subject to U.S. income taxes attributable to the income and expense of IAC North America LLC, and IAC North America LLC is not subject to U.S. federal and most state income taxation.

              During 2012, the Company recorded an $11 million benefit associated with differences reported on the 2011 tax return for Luxembourg that was filed in 2012 versus what was estimated in computing the 2011 income tax provision. This benefit was primarily related to the CPEC redemption which was in part treated as deductible financing costs for Luxembourg statutory accounting and tax purposes. This benefit was offset by an $11 million change increasing the valuation allowance for Luxembourg, resulting in no impact to the consolidated statement of operations and consolidated balance sheet during any period. The Company recorded adjustments from finalizing prior year tax returns in other

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Income Taxes (Continued)

jurisdictions that net to almost zero, as the majority of these other adjustments were offset by a corresponding change in valuation allowance.

              Deferred taxes represent the future tax consequences attributable to temporary differences in the tax basis of an asset or liability and its reported amount in the financial statements, and the effect of operating loss and tax credit carryforwards. A summary of the components of the net deferred tax asset (liability) is shown below (in millions):

	2012	2011
Deferred tax assets:
Operating loss carryforwards	$216	$127
Tax credit carryforwards	35	28
Other current liabilities	23	22
Deferred income	17	13
Accrued royalty expense	15	13
Goodwill	10	—
Unfavorable customer contracts liability	5	9
Conversion option liability	—	72
Other	15	20

Total deferred tax assets	336	304
Valuation allowance	(121)	(182)

	215	122
Deferred tax liabilities:
Basis in investments	$(87)	$(7)
Property, plant and equipment, net	(13)	(8)
Convertible preferred equity certificates ("CPECs")	—	(85)
Other	(9)	(10)

Total deferred tax liabilities	(109)	(110)

Net deferred tax asset (liability)	$106	$12

              A summary of the components of the net deferred tax asset (liability) net of valuation allowances is shown below (in millions):

	2012	2011
Deferred tax assets:
Current	$72	$15
Non-current	48	27
Deferred tax liabilities:
Current	(2)	(1)
Non-current	(12)	(29)

Net deferred tax asset	$106	$12

              As of December 31, 2012, the Company has operating loss carryforwards of $724 million, of which $49 million will expire 2013 through 2017, if not utilized, $163 million will expire 2018 through 2032, if not utilized, and $512 million are available to offset future taxable income indefinitely. The Company also has tax credit carryforwards of $40 million as of December 31, 2012 which will expire 2016 through 2031, if not utilized.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Income Taxes (Continued)

              In 2012, the Company maintained its valuation allowance against its net deferred tax assets in Germany, Japan, Luxembourg and other foreign jurisdictions, recording a net increase to the valuation allowance of $44 million for the increase in net deferred tax assets in those jurisdictions. The Company also recorded an income tax benefit of $104 million for the reversal of substantially all of its beginning of year valuation allowance in the U.S. The valuation allowance in the U.S. was reversed because the Company determined it was more likely than not that these deferred tax assets would be utilized as a result of a positive trend in pretax income and positive forecasts of income. Concluding that a valuation allowance is not required is difficult when there is significant negative evidence, such as cumulative losses in recent years. The Company utilizes a rolling twelve quarters of results as a measure of cumulative losses in recent years.

              In 2011, the Company maintained its valuation allowance against its net deferred tax assets in Germany, Japan, Luxembourg, the U.S. and other foreign jurisdictions, recording a net decrease to the valuation allowance of $11 million for the decrease in net deferred tax assets in those jurisdictions.

              In 2010, the Company maintained its valuation allowance against its net deferred tax assets in Germany, Japan, Luxembourg, the U.S. and other foreign jurisdictions, recording a net increase to the valuation allowance of $8 million for the increase in deferred tax assets in those jurisdictions. Included in the $8 million net increase is a $4 million decrease in the U.S. valuation allowance associated with the recording of deferred tax liabilities in connection with the acquisition of Stankiewicz and AMPRO Molding, LLC, which allowed the Company to reverse $4 million of valuation allowance that existed at the beginning of the year. The Company also recorded a net decrease to the valuation allowance of $27 million primarily related to reversing its valuation allowance in Mexico, substantially all of which represents a change in judgment about the Company's ability to realize beginning-of-the-year deferred tax assets in future years. The valuation allowance in Mexico was reversed because the Company determined it was more likely than not that these deferred tax assets would be utilized as a result of a positive trend in pretax income and positive forecasts of income.

              The Company's current and future provision for income taxes is significantly impacted by the initial recognition of and changes in valuation allowances in certain countries. The Company will maintain these allowances until it is more likely than not that the deferred tax assets will be realized. The Company expects the future income tax provision will include no tax benefit with respect to losses incurred and no tax expense with respect to income generated in these countries until the valuation allowances are reversed. If and when operating performance improves on a sustained basis, the Company's conclusion regarding the need for a full valuation allowance could change, resulting in the reversal of some or all of the valuation allowance in the future.

              At December 31, 2012 and 2011, the Company has indefinitely reinvested approximately $51 million and $40 million of cumulative undistributed earnings of certain foreign subsidiaries in jurisdictions that tax such investments. The amount of unrecognized deferred tax liability associated with the indefinitely reinvested cumulative undistributed earnings as of both December 31, 2012 and 2011 is zero.

              The Company recognizes both interest and penalties accrued with respect to an underpayment of income taxes as income tax expense. The Company recognized interest and penalties of approximately $1 million during the year ended December 31, 2012, and an immaterial amount of interest and penalties during the years ended December 31, 2011 and 2010. The Company had accrued

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Income Taxes (Continued)

interest and penalties of approximately $1 million at December 31, 2012 and an immaterial amount at December 31, 2011.

              A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2012	2011
Unrecognized tax benefits at beginning of year	$16	$16
Increase in unrecognized tax benefits as a result of:
Tax positions taken in the current period	2	3
Tax positions taken in a prior period	2	2
Decrease in unrecognized tax benefits as a result of:
Tax positions taken in a prior period	—	(3)
Settlements	—	(1)
Lapse of statute of limitations	(1)	(1)
Foreign currency translation adjustment	—	—

Unrecognized tax benefits at end of year	$19	$16

              Income tax expense would be reduced by $6 million if the gross unrecognized tax benefits as of December 31, 2012 were recognized. This amount differs from the gross unrecognized tax benefits in the reconciliation due to existing valuation allowances in the impacted jurisdictions. It is not anticipated that the unrecognized tax benefits will significantly increase or decrease within the next twelve months.

              The Company operates in multiple jurisdictions and its tax returns are periodically audited or subject to review by both Luxembourg and foreign tax authorities. The Company considers its major tax jurisdictions to include Canada, Germany, Mexico and the U.S. The Company or its subsidiaries remain subject to income tax examination in Canada for the 2007 through 2012 tax years, Germany for the 2008 through 2012 tax years, Mexico for the 2007 through 2012 tax years and the U.S. for the 2007 through 2012 tax years.

              In 2010, the Company received notification from the U.S. Internal Revenue Service that its U.S. federal income tax returns for 2007, 2008 and 2009 will be audited. In 2011, the Company effectively settled its audit with the Internal Revenue Service for its 2007, 2008 and 2009 U.S. federal income tax returns resulting in an immaterial impact to income tax expense. At this time, the Company is also under audit in several other foreign jurisdictions. All audits are ongoing and there have been no significant adjustments proposed that cause the Company to change its judgment with respect to the amount of unrecognized tax benefits to record.

Note 14. Pension and Other Postretirement Benefit Plans

              The Company sponsors non-contributory defined benefit pension plans at locations globally, a contributory defined benefit pension plan in the Netherlands, along with other postretirement benefit plans covering a portion of its employees in the United States and Canada. Plan obligations are measured based on the present value of projected future benefit payments for all participants for services rendered to date. The measurement of projected future benefits is dependent on the provisions of each specific plan, demographics of the group covered by the plan, and other key measurement assumptions, such as the discount rate and health care cost trend rates. For plans that provide benefits

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14. Pension and Other Postretirement Benefit Plans (Continued)

dependent on salary assumptions, a projection of salary growth is included in the measurements. No assumption is made regarding any potential future changes to benefit provisions beyond those to which the Company is presently committed (e.g., in existing labor contracts).

              The funded status of the benefit plans, which represents the difference between the benefit obligation and fair value of plan assets, is calculated on a plan-by-plan basis. The impact of plan amendments and actuarial gains and losses are recorded in accumulated other comprehensive income and are amortized as a component of net periodic benefit expense over the remaining service period of active employees.

Pension Plans

              The Company sponsors pension plans covering certain employees, primarily in the United States, Canada, Mexico and the Netherlands. The Company's defined benefit pension plan in the United States covers hourly union employees and provides benefits under a cash balance formula. The Company's defined benefit pension plans in Canada relate to several Canadian plant locations that were closed in 2007 and 2008. The liabilities under the defined benefit pension plans in Canada are expected to be settled no later than December 31, 2013 through payment of either a lump-sum amount or annuity contract for each plan member. Employees in Mexico are covered under a termination indemnity plan, as required under Mexican law, which provides benefits based on service and seniority; however, no assets have been set aside to fund this future liability. The Company's defined benefit pension plan in the Netherlands is supported by annuity contracts through an insurance company, and covers both salary and hourly union employees under a career average formula.

Other Postretirement Benefit Plans

              The Company sponsors other postretirement benefit plans, primarily certain health care and life insurance benefits, covering a portion of its former employees at several Canadian plant locations that were closed in 2007 and 2008. The Company also sponsors a retiree medical savings account plan for certain collectively bargained employees in the United States. These plans are unfunded, and payments are made as costs are incurred by covered retirees.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14. Pension and Other Postretirement Benefit Plans (Continued)

Obligations and Funded Status

              The following table provides a reconciliation of the changes in the plans' benefit obligation and fair value of assets and a statement of the funded status (in millions):

	Pension		Other Postretirement
	2012	2011	2012	2011
Change in benefit obligation:
Benefit obligation at beginning of year	$74	$77	$12	$11
Service cost	4	4	—	—
Interest cost	3	4	1	1
Plan participant contributions	1	1	—	—
Actuarial loss (gain)	6	7	(1)	—
Benefits paid	(28)	(15)	(1)	(1)
Translation adjustment	1	(4)	—	1

Benefit obligation at end of year	$61	$74	$11	$12

	Pension		Other Postretirement
	2012	2011	2012	2011
Change in plan assets:
Fair value of plan assets at beginning of the year	$60	$62	$—	$—
Actual return on plan assets	4	9	—	—
Employer contributions	4	5	1	1
Plan participant contributions	1	1	—	—
Benefits paid	(28)	(16)	(1)	(1)
Translation adjustment	1	(1)	—	—

Fair value of plan assets at end of year	$42	$(60)	$—	$1

Funded status	$(19)	$(14)	$(11)	$(12)

	Pension		Other Postretirement
	2012	2011	2012	2011
Amounts recognized in the consolidated balance sheets:
Other current assets	$—	$3	$—	$—
Other current liabilities	(1)	(1)	(1)	(1)
Other noncurrent liabilities	(18)	(16)	(10)	(11)

Net amount recognized	$(19)	$(14)	$(11)	$(12)

              As of December 31, 2012, 9% of both the Company's accumulated benefit obligation and plan assets were held in U.S. pension plans, and 18% of the Company's accumulated benefit obligation was held in U.S. other postretirement plans. As of December 31, 2012 and 2011, the accumulated benefit obligation for all of the Company's pension plans was $53 million and $69 million, respectively. For

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14. Pension and Other Postretirement Benefit Plans (Continued)

pension plans with accumulated benefit obligations that exceed plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets of those plans were $51 million, $43 million and $30 million, respectively, as of December 31, 2012, and $40 million, $35 million and $23 million, respectively, as of December 31, 2011.

Accumulated Other Comprehensive Income

              Amounts recognized in accumulated other comprehensive income as of December 31, 2012 consisted of net actuarial losses related to pension plans of $9 million and net actuarial gains related to other postretirement plans of $5 million. Amounts recognized in accumulated other comprehensive income as of December 31, 2011 consisted of net actuarial losses related to pension plans of $8 million and net actuarial gains related to other postretirement plans of $4 million. The estimated amount that will be amortized from accumulated other comprehensive income over the next year is less than $1 million for pension plans and other postretirement plans.

Net Periodic Benefit Expense

              The following table summarizes the components of the net periodic benefit expense related to the pension plans (in millions):

	Pension			Other Postretirement
	2012	2011	2010	2012	2011	2010
Service cost	$4	$4	$3	$—	$—	$—
Interest cost	3	3	3	1	1	1
Expected return on plan assets	(2)	(3)	(3)	—	—	—
Amortization of net loss	—	—	1	—	—	—
Curtailment/Settlement loss	2	1	—	—	—	—

Net periodic benefit expense	$7	$5	$4	$1	$1	$1

Assumptions

              The weighted average actuarial assumptions used in determining the benefit obligations are shown below:

	Pension		Other Postretirement
	2012	2011	2012	2011
Discount rate	4.3%	4.4%	3.9%	4.5%
Rate of compensation increase	2.9%	2.7%	N/A	N/A

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14. Pension and Other Postretirement Benefit Plans (Continued)

              The weighted average actuarial assumptions used in determining the net periodic benefit expense are shown below:

	Pension			Other Postretirement
	2012	2011	2010	2012	2011	2010
Discount rate	4.4%	4.8%	4.9%	4.5%	5.1%	5.8%
Expected return on plan assets	4.4%	4.9%	5.1%	N/A	N/A	N/A
Rate of compensation increase	2.7%	2.8%	4.0%	N/A	N/A	N/A

              The expected return on plan assets is determined based on several factors, including adjusted historical returns, historical risk premiums for various asset classes and target asset allocations within the portfolio. Adjustments made to the historical returns are based on recent return experience in the equity and fixed income markets and the belief that deviations from historical returns are likely over the relevant investment horizon.

              The discount rate represents the time value of money and is used to calculate pension and other postretirement employee benefit obligations. The discount rate reflects the current rate at which the liabilities could be effectively settled at the end of the year. To estimate this rate, the Company references rates of return on high quality, fixed income investments that receive high ratings from a recognized ratings agency.

              For measurement purposes, healthcare costs were assumed to increase 9% in 2012, grading down over time to 5% in six years. Assumed healthcare cost trend rates have an effect on the amounts reported for the other postretirement benefit plans. At December 31, 2012, a 1% increase in the assumed rate of healthcare cost increases each year would increase the other postretirement benefit obligation by $1 million, and have an insignificant impact on the service cost and interest cost components of the other postretirement net periodic benefit expense. At December 31, 2012, a 1% decrease in the assumed rate of healthcare cost increases each year would decrease the other postretirement benefit obligation by $1 million, and have an insignificant impact on the service cost and interest cost components of the other postretirement net periodic benefit expense.

Plan Assets

              The Company's pension plan asset allocations by asset category are shown below:

	December 31,
	2012	2011
Insurance contracts	62%	34%
Debt securities	24%	60%
Equity securities	6%	2%
Cash and other securities	8%	4%

Total	100%	100%

              The Netherlands pension plan is primarily funded by insurance contacts that were with an insurance company that provide guaranteed future cash flows to satisfy the Company's benefit obligation. For plans that have been curtailed, the Company's investment policies incorporate an asset

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14. Pension and Other Postretirement Benefit Plans (Continued)

allocation strategy that reflects the short-term nature of the benefit obligation, with a target allocation of 100% debt securities. The Company's investment policies for the remaining plans generally incorporate an asset allocation strategy that emphasizes the long-term growth of capital, with a target allocation of 60% equity securities and 40% debt and other securities. As the Company funds future benefit payments, the portfolio will be allocated in accordance with these investment policies. The Company believes these strategies are consistent with the respective durations of plan liabilities and ultimate cash needs of the plans. Diversification within the investment portfolios is pursued by asset class and investment management style. The investment portfolios are reviewed on a quarterly basis to maintain the desired asset allocations, given the market performance of the asset classes and investment management styles.

              The Company utilizes investment management firms to manage these assets in accordance with the Company's investment policies. Retained investment managers are provided investment guidelines that indicate prohibited assets, which include commodities contracts, future contracts, options, venture capital, real estate and interest-only or principal-only strips. Derivative instruments are also prohibited without the specific approval of the Company. Investment managers are limited in the maximum size of individual security holdings and the maximum exposure to any one industry relative to the total portfolio. Fixed income managers are provided further investment guidelines that indicate minimum credit ratings for debt securities and limitations on weighted average maturity and portfolio duration.

              The Company evaluates investment manager performance against market indices which the Company believes are appropriate to the investment management style for which the investment manager has been retained. The Company's investment policies incorporate an investment goal of aggregate portfolio returns which exceed the returns of the appropriate market indices by a reasonable spread over the relevant investment horizon.

Contributions

              The Company expects to contribute approximately $4 million and $1 million to its pension and other postretirement plans, respectively, in 2013. Contributions to the pension plans are consistent with minimum funding requirements of the relevant governmental authorities. The Company may make contributions in excess of minimum requirements in response to investment performance, changes in interest rates or when the Company believes it is financially advantageous to do so and based on other capital requirements. In addition, the Company's future funding obligations may be affected by changes in applicable legal requirements.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14. Pension and Other Postretirement Benefit Plans (Continued)

Benefit Payments

              As of December 31, 2012, the Company's estimate of expected benefit payments, in each of the five succeeding years and in the aggregate for the five years thereafter is shown below (in millions):

	Pension	Other Postretirement
2013	$12	$1
2014	1	1
2015	2	1
2016	2	1
2017	2	1
Five years thereafter	15	4

Defined Contribution and Multi Employer Pension Plans

              The Company sponsors defined contribution plans covering its eligible hourly and salaried employees in Europe and North America. The Company makes a matching contribution and/or non-elective contribution to eligible participants, and recorded related expense of $13 million, $10 million and $12 million for the years ended December 31, 2012, 2011 and 2010, respectively, related to these plans. The non-elective contribution was suspended for U.S. salaried employees effective January 1, 2010, and reinstated as of January 1, 2011.

              The Company also participates in multi employer pension plans for certain of its International Union, United Automobile, Aerospace and Agricultural Implement Workers of America ("UAW") hourly employees. Contributions are based on collective bargaining agreements. For the years ended December 31, 2012, 2011 and 2010, the aggregate expense of the multi employer pension plans was $1 million for each period.

Fair Value Measurements

              Refer to Note 19, "Fair Value Measurements" for fair value by asset category and the assignment of levels within the fair value hierarchy of the Company's pension plan assets.

Note 15. Common Stock

              As a result of the Reorganization, IAC North America LLC's capital structure consists of approximately 634.8 million shares of no par value common stock issued and outstanding at December 31, 2012. The Company's capital structure has been retroactively consolidated for all periods presented.

              In June 2011, net proceeds from the offering of the Senior Secured Notes were used to, among other things, fund a $153 million distribution to shareholders of IAC North America LLC, reducing common stock of IAC North America LLC. No shares were repurchased to effect the distribution to shareholders of IAC North America LLC.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16. Net (Loss) Income Per Share

Actual Net (Loss) Income Per Share

              Basic net (loss) income per share is computed by dividing net (loss) income attributable to IAC shareholders by the weighted average number of common shares outstanding during the period. Diluted net (loss) income per share is computed by dividing net (loss) income attributable to IAC shareholders by diluted weighted average shares outstanding.

              The Company's basic and diluted net (loss) income per share are calculated as follows (in millions, except per share data):

	2012	2011	2010
Net (loss) income attributable to IAC shareholders	$(38)	$(7)	$25
Weighted average shares outstanding, basic and diluted	634.8	634.8	634.8

Net (loss) income per share attributable to IAC shareholders, basic and diluted	$(0.06)	$(0.01)	$0.04

Pro Forma Net (Loss) Income Per Share in International Automotive Components Group, S.A.

              As of December 31, 2012, the capital structure of International Automotive Components Group, S.A. consisted of 20.8 million common shares issued and outstanding. Contemporaneously with the completion of this offering, the North American LLC will distribute the common stock it holds in International Automotive Components Group, S.A. to its existing shareholders and will be eliminated from the Company's corporate structure. Pro forma net (loss) income per share is computed based on the capital structure of International Automotive Components Group, S.A.

              Basic pro forma net income (loss) per share is computed by dividing net (loss) income attributable to IAC shareholders by the weighted average number of common shares of International Automotive Components Group, S.A. outstanding during the period. Diluted pro forma net (loss) income per share includes the weighted average dilutive effect of common stock equivalents outstanding during the period which would arise from restricted stock awards, the exercise of options, excluding those awards that would be anti-dilutive. For the years ended December 31, 2012, 2011 and 2010, 0.3 million, 0.3 million and 0.4 million options were excluded from diluted pro forma net (loss) income per share because they are not vested and exercisable until a "reorganization event" occurs, which had not occurred at the end of any reporting period. For the years ended December 31, 2012 and 2011, common share equivalents of 0.3 million and 0.1 million, respectively, were excluded from diluted pro forma net (loss) income per share because their inclusion would be anti-dilutive. The

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16. Net (Loss) Income Per Share (Continued)

Company's pro forma basic and diluted net (loss) income per share are calculated as follows (in millions, except per share data):

	2012	2011	2010
Net (loss) income attributable to IAC shareholders	$(38)	$(7)	$25
Weighted average shares outstanding, basic and diluted	20.7	22.3	23.9
Weighted average shares outstanding, basic and diluted	—	—	0.1

Weighted average shares outstanding, basic and diluted	20.7	22.3	24.0

Pro forma (loss) income per share attributable to IAC shareholders, basic	$(1.84)	$(0.31)	$1.05

Pro forma (loss) income per share attributable to IAC shareholders, diluted	$(1.84)	$(0.31)	$1.04

Note 17. Accumulated Other Comprehensive Income

              The components of accumulated other comprehensive income attributable to IAC are as follows (in millions):

	2012	2011
Foreign currency translation	$45	$41
Pension liability adjustment, net of tax	(4)	—

Accumulated other comprehensive income	41	41

Note 18. Commitments and Contingencies

Legal Proceedings and Commercial Disputes

              The Company is involved in certain legal disputes, commercial disputes with its suppliers, competitors and customers and other matters. Commercial disputes vary in nature and have historically been resolved by negotiations between the parties. Although the outcome of any of these matters cannot be predicted with certainty, the Company does not believe that any of these proceedings or matters in which the Company is currently involved will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows.

Product Liability Matters

              In the event that use of the Company's products results in, or is alleged to result in, bodily injury and/or property damage or other losses, the Company may be subject to product liability lawsuits and other claims. Customers may pursue claims against the Company for contribution of all or a portion of the amounts sought in connection with product liability claims. The Company can provide no assurances that it will not experience material claims in the future or that it will not incur significant costs to defend such claims. In addition, if any of the Company's products are, or are alleged to be, defective, the Company may be required or requested by its customers to participate in a recall or other corrective action involving such products. The Company carries insurance for certain legal matters, including product liability claims, but such coverage may be limited. The Company does not

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18. Commitments and Contingencies (Continued)

maintain insurance for recall matters. Although the outcome of any of these matters cannot be predicted with certainty, the Company does not believe that any of these matters in which the Company is currently involved will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows.

              The changes in the carrying amount of the Company's total product warranty liability are as follows (in millions):

Balance at December 31, 2009	$11
Accruals	3
Settlements	(3)

Balance at December 31, 2010	11
Accruals	5
Settlements	(7)

Balance at December 31, 2011	9
Accruals	2
Settlements	(7)

Balance at December 31, 2012	$4

Environmental Matters

              The Company is subject to local, state, federal and foreign laws, regulations and ordinances which govern activities or operations that may have adverse environmental effects and which impose liability for clean-up costs resulting from past spills, disposals or other releases of hazardous wastes and environmental compliance. The Company's policy is to comply with all applicable environmental laws and to maintain an environmental management program based on ISO 14001 to ensure compliance. However, the Company currently is, has been and in the future may become the subject of formal or informal enforcement actions or procedures. Although the outcome of any of these matters cannot be predicted with certainty, the Company does not believe that any of these matters in which the Company is currently involved will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows. As of December 31, 2012 and 2011, the Company had recorded reserves for environmental matters of $3 million.

Other Matters

              In addition to the matters described above, the Company is involved in certain other legal actions and claims arising in the ordinary course of business, including intellectual property matters, personal injury claims, tax claims and employment matters. Although the outcome of any of these matters cannot be predicted with certainty, the Company does not believe that any of these proceedings or matters in which the Company is currently involved will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18. Commitments and Contingencies (Continued)

Lease Commitments

              The Company primarily leases certain buildings and transportation equipment under operating lease arrangements. A summary of lease commitments as of December 31, 2012 under non-cancelable operating leases with terms exceeding one year is shown below (in millions):

2013	$52
2014	45
2015	38
2016	35
2017	30
2018 and thereafter	85

Total	$285

              Rental expense is recognized on a straight-line basis, and was $68 million, $65 million and $58 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 19. Fair Value Measurements

              Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal most advantageous market for the asset or liability in an orderly transaction between market participants. The FASB established a fair value hierarchy, which prioritizes the inputs to valuation techniques used in measuring fair value into a three level hierarchy. This hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and lowest priority to unobservable inputs, as follows:

    Level 1—Quoted prices in active markets for identical assets or liabilities.

              Level 2—Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

    Level 3—Unobservable inputs based on the entity's own assumptions.

              The Company selectively uses derivative financial instruments to reduce market risk associated with changes in foreign currency. The fair value measurements of currency derivatives are based upon Level 2 inputs consisting of observable market data pertaining to relevant currency exchange rates, as reported by a recognized independent third-party financial information provider. The fair value of derivative financial instruments was less than $1 million asset and a $1 million liability at December 31, 2012 and 2011, respectively.

              Assets measured at fair value on a nonrecurring basis include intangible assets, goodwill and property, plant and equipment, which are written down to fair value as a result of impairment. The Company recorded impairment charges of $27 million, $5 million and $50 million for the years ended December 31, 2012, 2011 and 2010, respectively, to adjust the carrying values of its property, plant and equipment to fair value. In addition, the Company recorded impairment charges of $90 million and $6 million, respectively, of its goodwill and intangible assets for the year ended December 31, 2012. Details of these adjustments are discussed in Note 7, "Property, Plant and Equipment" and Note 8, "Goodwill and Intangible Assets". The estimated fair values for these assets were determined using the methodologies described in Note 2, "Summary of Significant Accounting Policies".

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19. Fair Value Measurements (Continued)

              The fair values for impaired assets are measured using discounted cash flow techniques. These assets are classified within Level 3 of the fair value hierarchy because the Company uses unobservable inputs to value them, reflecting the Company's assessment of the assumptions market participants would use in valuing these assets based on either discounted cash flow analysis or a market approach. Inputs used to value the assets include the Company's projected cash flows associated with the assets, sales volume forecasts and customer commitments, and planned restructuring actions.

              The estimated fair values for other financial assets and liabilities not measured at fair value were as follows (in millions):

	2012		2011
	Carrying Value	Fair Value	Carrying Value	Fair Value	Measurement Approach
Senior Secured Notes	$300	$278	$300	$269	Level 2
European Securitization Program	117	117	96	96	Level 2
Amended and Restated Credit Facility	102	102	84	84	Level 2
Hermosillo Note Payable	36	38	46	48	Level 2
Other borrowings	34	34	29	29	Level 2

              The carrying values reported on the consolidated balance sheets for cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and other current liabilities approximate their fair values due to the short-term nature of these instruments. The fair value of long-term debt, excluding the Senior Secured Notes, was estimated using a discounted cash flow analysis based on the Company's then-current borrowing rates for similar types of borrowing arrangements for long-term debt without a quoted market price. The fair value of the Senior Secured Notes was calculated using quoted market prices.

              The following table presents the Company's pension plan assets measured at fair value by asset category and the assignment of levels within the fair value hierarchy (in millions):

Asset Category	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Insurance contracts	$26	$—	$—	$26
Fixed Income(a)	10	—	10	—
Other	6	—	6	—
Total at December 31, 2012	$42	$—	$16	$26

(a)
This category is comprised of approximately 75% Canadian government bonds and 25% Canadian corporate bonds.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19. Fair Value Measurements (Continued)

Asset Category	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed Income(a)	$36	$—	$36	$—
Insurance contracts	20	—	—	20
Other	4	—	4	—
Total at December 31, 2011	$60	$—	$40	$20

(a)
This category is comprised of approximately 75% Canadian government bonds and 25% Canadian corporate bonds.

              The following table presents a summary of changes in the fair value of the Level 3 assets listed above (in millions):

Balance at December 31, 2010	$16
Actual return on plan assets	2
Net contributions	2

Balance at December 31, 2011	20
Actual return on plan assets	4
Net contributions	2

Balance at December 31, 2012	$26

              Plan assets categorized as Level 3 are insurance contracts held under the Netherlands pension plan, and are reported at the contractual value of discounted guaranteed future cash flows with significant unobservable inputs.

Note 20. Related Party Transactions

              A summary of transactions with affiliates and other related parties, other than related party debt (Note 11, "Long-Term Debt, Related Party"), is shown below (in millions):

	2012	2011	2010
Sales(a)	$128	$129	$124
Purchases(b)	24	27	28
Administration charges(c)	2	2	4

(a)
Represents sales of products to Lear and one of the Company's joint ventures in the ordinary course of business.

(b)
Represents purchases of parts from Lear, one of the Company's joint ventures and Plascar Participações Industriais SA (an entity controlled by WLR) in the ordinary course of business and in accordance with the Company's normal procedures for sourcing suppliers.

(c)
Represents administration charges paid to the Company for management and information technology support provided to the Company's joint ventures and one of Lear's unconsolidated joint ventures.

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20. Related Party Transactions (Continued)

              The amount of accounts receivable outstanding associated with sales to affiliates and other related parties was $12 million and $13 million as of December 31, 2012 and 2011, respectively. The amount of accounts payable outstanding associated with purchases from affiliates and other related parties was $3 million and $5 million as of December 31, 2012 and 2011, respectively.

Note 21. Segment Reporting

              The Company defines its operating segments as components of its business where separate financial information is available and used by the chief operating decision makers ("CODM") in deciding how to allocate resources to its segments and in assessing performance. The Company's CODMs are the Chief Executive Officer and the Chief Financial Officer.

              The Company has identified three reportable segments for financial reporting purposes: North America, Europe and Asia. Each segment is engaged in the design, manufacture and sale of complete automotive interior components and systems, including instrument panels, consoles & cockpits; door & trim systems; flooring & acoustic systems; and headliner & overhead systems; as well as other interior & exterior components, primarily to the major automotive OEMs in its respective region. The economic performance of each operating segment is driven primarily by vehicle production volumes in the geographic regions in which it operates, as well as by the success of the vehicle platforms for which it supplies products. Inter segment sales are not significant for any period presented. The accounting policies of the segments are the same as those described in Note 2, "Summary of Significant Accounting Policies".

              The primary measure of segment operating performance is an adjusted EBITDA, which is defined as net (loss) income before interest income and expense, taxes, depreciation and amortization and certain other adjustments ("Adjusted EBITDA"). These adjustments include items such as impairment charges, restructuring charges, foreign exchange gains and losses, acquisition and reorganization related items and other significant non-cash charges. Adjusted EBITDA is a key metric that is used by management to evaluate business performance in comparison to budgets, forecasts, prior year financial results and other companies in the automotive industry, providing a measure that management believes reflects the Company's core operating performance.

              The following table presents select financial information by segment (in millions):

	North America	Europe	Asia	Total
2012
Sales	$2,520	$1,975	$217	$4,712
Adjusted EBITDA	190	28	(7)	211
Reduction of unfavorable customer contracts liability	8	5	—	13
Capital expenditures	86	64	11	161
Depreciation and amortization	63	60	8	131
Restructuring charges	2	12	—	14
Goodwill impairment	—	90	—	90
Long-lived asset impairments	3	24	6	33
Total assets	971	797	227	1,995

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21. Segment Reporting (Continued)

	North America	Europe	Asia	Total
2011
Sales	$2,347	$1,855	$212	$4,414
Adjusted EBITDA	154	58	4	216
Reduction of unfavorable customer contracts liability	10	6	—	16
Capital expenditures	80	82	10	172
Depreciation and amortization	55	62	7	124
Restructuring charges	8	2	—	10
Long-lived asset impairments	5	—	—	5
Total assets	839	885	223	1,947
2010
Sales	$2,184	$1,351	$213	$3,748
Adjusted EBITDA	131	67	10	208
Reduction of unfavorable customer contracts liability	35	5	—	40
Capital expenditures	31	49	10	90
Depreciation and amortization	55	55	15	125
Restructuring charges	15	9	—	24
Long-lived asset impairments	—	—	50	50
Total assets	760	772	205	1,737

              The following table presents a reconciliation of Adjusted EBITDA to net (loss) income (in millions):

	2012	2011	2010
Adjusted EBITDA	$211	$216	$208
Depreciation and amortization	(131)	(124)	(125)
Reduction of unfavorable customer contracts liability	13	16	40
Acquisition and Reorganization costs(a)	—	(8)	(19)
Impairment charges	(123)	(5)	(50)
Restructuring	(14)	(10)	(24)
Interest expense, net	(50)	(43)	(20)
Foreign currency loss	(6)	(26)	(1)
Gain on acquisition	—	—	9
Other expense, net	—	—	(1)
Income tax benefit (provision)	62	(22)	9

Net (loss) income	$(38)	$(6)	$26

(a)
Reorganization costs include legal and professional fees related to the Reorganization (Note 1, "Organization").

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21. Segment Reporting (Continued)

              The following table presents sales to external customers by product (in millions):

	2012	2011	2010
Instrument Panels, Consoles & Cockpits	$1,675	$1,345	$1,116
Door & Trim Systems	1,133	993	915
Flooring & Acoustic Systems	973	992	875
Headliner & Overhead Systems	495	461	357
Other Interior & Exterior Components	436	623	485

Total	$4,712	$4,414	$3,748

Geographic Information

              Revenue is attributed to geographic areas based on the country of origin. The following table provides sales to external customers and long-lived assets for each of the geographic areas in which the Company operates (in millions):

	Sales			Long-Lived Assets(a)
	2012	2011	2010	2012	2011
United States	$1,777	$1,613	$1,502	$207	$203
Mexico	652	653	628	111	93
Canada	91	81	54	3	2

Total North America	2,520	2,347	2,184	321	298

Sweden	436	523	386	45	47
United Kingdom	738	446	239	51	49
Germany	311	348	292	73	82
Czech Republic	169	165	133	66	66
Spain	112	150	116	23	24
Belgium	87	120	127	6	9
Slovakia	78	80	57	6	10
Other European countries	44	23	1	63	59

Total Europe	1,975	1,855	1,351	333	346

Asia	217	212	213	85	90

Total	$4,712	$4,414	$3,748	$739	$734

(a)
Includes net property, plant and equipment and amortizable intangible assets.

Customer Concentration

              The following customers accounted for 10% or more of consolidated sales for the years ended December 31, 2012, 2011 and 2010. The Company expects that these customers will continue to

INTERNATIONAL AUTOMOTIVE COMPONENTS GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21. Segment Reporting (Continued)

account for significant percentages of sales in 2013 and could potentially subject the Company to a concentration of credit risk.

	2012	2011	2010
GM	17%	20%	25%
Chrysler/Fiat	17%	16%	15%
Jaguar Land Rover	15%	10%	6%
Ford(a)	12%	12%	14%
Volvo(a)	8%	11%	6%

(a)
Ford completed the sale of Volvo in August 2010.

Note 22. Subsequent Events

              The Company has evaluated subsequent events from the balance sheet date through March 7, 2013, the date at which the consolidated financial statements were available to be issued, and determined there are no additional items to disclose.

Schedule II: Valuation and Qualifying Accounts
(in millions)

	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts		Deductions		Balance at end of period
2012
Allowance for doubtful accounts	$7	$3	$—		$(1	)(b)	$9
Deferred tax asset valuation allowances	182	(60)	(1	)(a)	—		121
2011
Allowance for doubtful accounts	3	20	—		(16	)(b)	7
Deferred tax asset valuation allowances	193	(12)	1	(a)	—		182
2010
Allowance for doubtful accounts	2	1	—		—		3
Deferred tax asset valuation allowances	217	(20)	(4	)(a)	—		193

(a)
Represents adjustments recorded through other comprehensive income related to foreign exchange.

(b)
Majority of deductions were write-offs.

S-1

              Through and including                , 2013 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

International Automotive Components Group, S.A.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Deutsche Bank Securities

J.P. Morgan

                , 2013

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

              The following table sets forth the estimated expenses payable in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

SEC Registration Fee		$15,686
FINRA Filing Fee		$17,750
NYSE Listing Fees		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Blue Sky Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*
To be completed by amendment

Item 14.    Indemnification of Directors and Officers.

              Our articles of association provide for indemnification of current and former members of our board of directors by the Company to the broadest extent permitted by Luxembourg law against any costs, fees and expenses reasonably incurred in the defense or settlement of any legal actions or proceedings to which such director is made a party as a result of his or her former or current role as a member of our board of directors.

              The indemnification provided above is not exclusive of any rights to which any of our directors may be entitled under applicable law. The general effect of the foregoing provisions may be to reduce the circumstances in which a director may be required to bear the economic burdens of the foregoing liabilities and expenses.

              The right to indemnification does not exist in the case of gross negligence, fraud, fraudulent inducement, dishonesty or for the commission of a criminal offense or if it is ultimately determined that the director has not acted honestly and in good faith and with the reasonable belief that he or she was acting in the best interests of the Company.

Item 15.    Recent Sales of Unregistered Securities.

              On June 3, 2011, we completed an offering of $300 million aggregate principal amount of 9.125% senior secured notes due 2018, or the Senior Secured Notes, at an aggregate offering price of 100%. Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC acted as initial purchasers for the offering and received an aggregate underwriting discount of $6.0 million. The Senior Secured Notes and related guarantees were offered only to qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits

Exhibit No.		Description of Exhibit
1.1	*	Form of Underwriting Agreement
3.1	*	Amended and Restated Articles of Association of International Automotive Components Group, S.A.
4.1	*
Indenture dated as of June 3, 2011, among International Automotive Components Group, S.A., the guarantors party thereto, The Bank of New York Mellon, as trustee and U.S. collateral agent and The Law Debenture Trust Corporation p.l.c., as European collateral agent
4.2	*	Supplemental Indenture dated as of August 2, 2011, among IAC Brazil, LLC, International Automotive Components Group, S.A. and The Bank of New York Mellon, as trustee and U.S. collateral agent
4.3	*
Second Supplemental Indenture dated as of November 27, 2012, among IAC Creative, LLC, International Automotive Components Group, S.A. and The Bank of New York Mellon, as trustee and U.S. collateral agent
4.4	*	Form of 9.125% Senior Secured Notes due 2018 (included in Exhibit 4.1)
4.5	*
Registration Rights Agreement, dated as of December 31, 2010, among International Automotive Components Group, S.A., International Automotive Components Group North America, LLC and the Founding Stockholders listed on the signature pages thereto
5.1	*	Opinion of NautaDutilh Avocats Luxembourg, as to the validity of the common stock
8.1	*	Opinion of NautaDutilh Avocats Luxembourg, as to certain Luxembourg tax matters
10.1	*
Amended and Restated Senior Secured Revolving Credit Agreement, dated as of November 10, 2010, among International Automotive Components Group North America, Inc., as Borrower, the other loan parties party thereto, the lenders and L/C issuers party thereto, General Electric Capital Corporation, as Administrative Agent, Bank of America, N.A. and JPMorgan Chase Bank, N.A., as Co-Syndication Agents, and Deutsche Bank AG New York Branch, as Documentation Agent
10.2	*
First Amendment to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of January 25, 2011, among International Automotive Components Group North America, Inc., as Borrower, the other loan parties party thereto and General Electric Capital Corporation, as Administrative Agent for the Lenders and the L/C Issuers and the other Lenders signatory thereto
10.3	*
Second Amendment to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of May 18, 2011, among International Automotive Components Group North America, Inc., as Borrower, the other loan parties party thereto and General Electric Capital Corporation, as Administrative Agent for the Lenders and the L/C Issuers, and the Lenders signatory thereto
10.4	*
Third Amendment to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of July 1, 2011, among International Automotive Components Group North America, Inc., as Borrower, the other loan parties party thereto and General Electric Capital Corporation, as Administrative Agent for the Lenders and the L/C Issuers, and the Lenders signatory thereto

Exhibit No.		Description of Exhibit
10.5	*	Fourth Amendment to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of February 28, 2012, among International Automotive Components Group North America, Inc., as Borrower, the other loan parties party thereto and General Electric Capital Corporation, as Administrative Agent for the Lenders and the L/C Issuers, and the Lenders signatory thereto
10.6	*
Fifth Amendment to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of August 3, 2012, among International Automotive Components Group North America, Inc., as Borrower, the other loan parties party thereto and General Electric Capital Corporation, as Administrative Agent for the Lenders and the L/C Issuers, and the Lenders signatory thereto
10.7	*
Sixth Amendment to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of July 19, 2013, among International Automotive Components Group North America, Inc., as Borrower, the other loan parties party thereto and General Electric Capital Corporation, as Administrative Agent for the Lenders and the L/C Issuers, and the Lenders signatory thereto
10.8	*
Credit Agreement, dated as of November 6, 2007, among IACNA Hermosillo, S. DE R.L. DE C.V., as Borrower, the other parties signatory thereto, as Credit Parties, the lenders signatory thereto from time to time, as Lenders, and General Electric Capital Corporation, as Agent and Lender
10.9	*
First Amendment to Credit Agreement, dated as of July 24, 2008, among IACNA Hermosillo, S. DE R.L. DE C.V., as Borrower, the other parties signatory thereto, as Credit Parties, the lenders signatory thereto from time to time, as Lenders, and General Electric Capital Corporation, as Agent and Lender
10.10	*
Second Amendment to Credit Agreement, dated as of July 1, 2009, among IACNA Hermosillo, S. DE R.L. DE C.V., as Borrower, the other parties signatory thereto, as Credit Parties, the lenders signatory thereto from time to time, as Lenders, and General Electric Capital Corporation, as Agent and Lender
10.11	*
Third Amendment to Credit Agreement, dated as of December 14, 2010, among IACNA Hermosillo, S. DE R.L. DE C.V., as Borrower, the other parties signatory thereto, as Credit Parties, the lenders signatory thereto from time to time, as Lenders, and General Electric Capital Corporation, as Agent and Lender
10.12	*
Fourth Amendment to Credit Agreement, dated as of March 21, 2011, among IACNA Hermosillo, S. DE R.L. DE C.V., as Borrower, the other parties signatory thereto, as Credit Parties, the lenders signatory thereto from time to time, as Lenders, and General Electric Capital Corporation, as Agent and Lender
10.13	*	Amended and Restated Success Fee Letter signed by International Automotive Components Group North America, Inc. and agreed to by General Electric Capital Corporation, dated as of March 21, 2012
10.14	*
Fifth Amendment to Credit Agreement, dated as of September 29, 2012, among IACNA Hermosillo, S. de R.L. de C.V., as Borrower, the other parties signatory thereto, as Credit Parties, the lenders signatory thereto from time to time, as Lenders, and General Electric Capital Corporation, as Agent and Lender
10.15	*
Consent Letter to Credit Agreement, dated as of January 28, 2013, among IACNA Hermosillo, S. de R.L. de C.V., as Borrower, IACNA Hermosillo Holdings, S. de R.L. de C.V., as Holdings, and General Electric Capital Corporation, as Agent and Lender

Exhibit No.		Description of Exhibit
10.16	*	Sixth Amendment to Credit Agreement, dated as of February 28, 2013, among IACNA Hermosillo, S. de R.L. de C.V., as Borrower, the other parties signatory thereto, as Credit Parties, the lenders signatory thereto from time to time, as Lenders, and General Electric Capital Corporation, as Agent and Lender
10.17	*
Receivables Loan Facility Agreement, or European Securitization Program, dated as of January 27, 2011, among IAC Europe Limited, as Borrower, GE Commercial Finance Limited, as Arranger, Agent and Security Agent, the financial institutions listed in Schedule 1 thereto, as Lenders, International Automotive Components Group Europe S.á r.l., as Servicer and Performance Undertaking Provider and the persons listed in Schedule 2 thereto, as Guarantors
10.18	*	Amendment Letter number 1 to Receivables Loan Facility Agreement signed by IAC Europe Limited, as Borrower, dated as of April 18, 2011, effective as of May 3, 2011
10.19	*
Amendment and Restatement Agreement to Receivables Loan Facility Agreement, dated as of May 18, 2011, among IACG Europe Limited, as Borrower, GE Commercial Finance Limited, as Agent and Security Agent, the financial institutions listed in Schedule 1 thereto, as Lenders, International Automotive Components Group Europe S.á r.l., as Servicer and Performance Undertaking Provider and the persons listed in Schedule 2 thereto, as Guarantors
10.20	*	Amendment Letter to Receivables Loan Facility Agreement signed by IAC Europe Limited, as Borrower, dated as of October 31, 2011
10.21	*	Amendment Letter to Receivables Loan Facility Agreement signed by IAC Europe Limited, as Borrower, dated as of March 2, 2012
10.22	*
Second Amendment and Restatement Agreement to Receivables Loan Facility Agreement, dated as of August 3, 2012, among IACG Europe Limited, as Borrower, GE Commercial Finance Limited, as Agent and Security Agent, the financial institutions listed in Schedule 1 thereto, as Lenders, International Automotive Components Group Europe S.á r.l., as Servicer and Performance Undertaking Provider and the persons listed in Schedule 2 thereto, as Guarantors
10.23	*	Managing Director's Amended and Restated Service Contract, dated September 28, 2011, between International Automotive Components Group GmbH and Jens Höhnel
10.24	*	Letter Agreement Amending Managing Director's Amended and Restated Service Contract, dated March 29, 2012, between International Automotive Components Group GmbH and Jens Höhnel
10.25	*	Amended and Restated Employment Agreement, dated September 21, 2011, between International Automotive Components Group North America, Inc. and James Kamsickas
10.26	*	First Amendment to Amended and Restated Employment Agreement, dated March 29, 2012, between International Automotive Components Group North America, Inc. and James Kamsickas
10.27	*	Second Amendment to Amended and Restated Employment Agreement, dated April 17, 2012, between International Automotive Components Group North America, Inc. and James Kamsickas
10.28	*	Employment Contract, dated September 22, 2011, between International Automotive Components Group Limited and Simon John Kesterton

Exhibit No.		Description of Exhibit
10.29	*	Amended and Restated Employment Agreement, dated September 21, 2011, between International Automotive Components Group North America, Inc. and Janis Acosta
10.30	*	Amended and Restated Employment Agreement, dated September 21, 2011, between International Automotive Components Group North America, Inc. and Jeffrey Vanneste
10.31	*	Employment Agreement, dated August 22, 2012, between International Automotive Components Group North America, Inc. and Dennis Richardville
10.32	*	Mandate Agreement, dated September 22, 2011, between International Automotive Components Group, S.A. and Jens Höhnel
10.33	*	Letter Agreement Amending the Mandate Agreement, dated March 29, 2012, between International Automotive Components Group, S.A. and Jens Höhnel
10.34	*	Mandate Agreement, dated September 22, 2011, between International Automotive Components Group, S.A. and James Kamsickas
10.35	*	First Amendment to Mandate Agreement, dated March 29, 2012, between International Automotive Components Group, S.A. and James Kamsickas
10.36	*	Second Amendment to Mandate Agreement, dated April 17, 2012, between International Automotive Components Group, S.A. and James Kamsickas
10.37	*	Mandate Agreement, dated September 22, 2011, between International Automotive Components Group, S.A. and Simon Kesterton
10.38	*	Mandate Agreement, dated September 22, 2011, between International Automotive Components Group, S.A. and Janis Acosta
10.39	*	Mandate Agreement, dated September 22, 2011, between International Automotive Components Group, S.A. and Jeffrey Vanneste
10.40	*	Mandate Agreement, dated August 22, 2012, between International Automotive Components Group, S.A. and Dennis Richardville
10.41	*	2013 Equity and Performance Incentive Plan
10.42	*	Form of Nonqualified Stock Option Agreement
10.43	*	Form of Nonqualified Stock Option Agreement (retirement eligible)
10.44	*	Form of Restricted Stock Units Agreement
10.45	*	Form of Restricted Stock Units Agreement (retirement eligible)
10.46	*	Form of Performance Shares Agreement
10.47	*	Form of Performance Shares Agreement (retirement eligible)
10.48	*	Form of Non-Executive Director Restricted Stock Units Agreement
10.49	*	International Automotive Components Group, S.A. Annual Bonus Plan
10.50	*	International Automotive Components Group, S.A. Director Equity Plan
10.51	*	Form of Indemnification Agreement

Exhibit No.		Description of Exhibit
10.52	*	Third Lien U.S. Security Agreement, dated as of June 3, 2011, among International Automotive Components Group North America, Inc., International Automotive Components Group North America Holdings, Inc., each grantor party thereto and The Bank of New York Mellon, as collateral agent
10.53	*
United States Intercreditor Agreement, dated as of June 3, 2011, between General Electric Capital Corporation, as first lien agent, GE Commercial Finance Limited, as second lien agent, The Bank of New York Mellon, as junior lien agent and acknowledged by the grantors
10.54	*
European Intercreditor Agreement, dated as of June 3, 2011, between GE Commercial Finance Limited, as first lien agent, The Law Debenture Trust Corporation p.l.c., as junior lien agent and acknowledged by the grantors
10.55	*	International Automotive Components Group, S.A. Equity Award Plan
10.56	*	Form of Equity Award Plan Nonqualified Stock Option Agreement
10.57	*	Form of Equity Award Plan Restricted Stock Units Agreement
10.58	*	Form of Equity Award Plan Restricted Stock Units Agreement (Two-Year Vesting)
10.59	*	Equity Award Plan Restricted Stock Units Agreement (Performance-Based Cliff Vesting), dated as of May 16, 2012, between International Automotive Components Group, S.A. and James Kamsickas
10.60	*	Form of International Automotive Components Group, S.A. Shares Awards Agreement
10.61	*	Form of Share Option Agreement
10.62	*	IACNA Supplemental Retirement Program (Effective January 1, 2008)
10.63	*	First Amendment of the IACNA Supplemental Retirement Program (Effective January 1, 2008)
10.64	*	Form of Equity Award Plan Nonqualified Stock Option Agreement (pre-2013)
10.65	*	Form of Equity Award Plan Restricted Stock Units Agreement (pre-2013)
21.1	*	Subsidiaries of International Automotive Components Group, S.A.
23.1		Consent of KPMG LLP
23.2	*	Consent of NautaDutilh Avocats Luxembourg (included in Exhibits 5.1 and 8.1)
24.1	**	Power of Attorney (included on signature page)
24.2	**	Power of Attorney (F. David Segal)

*
To be filed by amendment.

**
Previously filed.

(b)
Financial Statement Schedules

              Financial Statement Schedule II: Valuation and Qualifying Accounts is included on page S-1 to this registration statement. Pursuant to Rule 7-05 of Regulation S-X, other financial statement schedules have been omitted because the information to be set forth therein is included in the notes to the audited consolidated financial statements included in the prospectus forming a part of this registration statement.

Item 17.    Undertakings.

              The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

    a)
    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    b)
    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Prague, Czech Republic, on September 13, 2013.

International Automotive Components Group, S.A.
By:	/s/ JAMES K. KAMSICKAS
	Name:	James K. Kamsickas
	Title:	President and Chief Executive Officer

              Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on September 13, 2013.

Signature	Title

/s/ JAMES K. KAMSICKAS James K. Kamsickas	Chief Executive Officer, President, and Director (Principal Executive Officer)
/s/ DENNIS E. RICHARDVILLE Dennis E. Richardville	Chief Financial Officer (Principal Financial and Accounting Officer)
* Wilbur L. Ross, Jr.	Non-Executive Chairman of the Board and Director
* Sylvie Abtal-Cola	Director
* Cynthia B. Bezik	Director
* Johan Dejans	Director
* Stephen J. Toy	Director
* F. David Segal	Director

International Automotive Components Group North America Holdings, Inc., Authorized Representative in the United States
By:	/s/ JANIS N. ACOSTA Name: Janis N. Acosta Title: Authorized Officer
*By:	/s/ JAMES K. KAMSICKAS Name: James K. Kamsickas Title: Attorney-In-Fact